SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                                  FORM 10-SB/A


                   GENERAL FORM FOR REGISTRATION OF SECURITIES

                  OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b)
                     OR 12(g) OF THE SECURITIES ACT OF 1934


                          Worldwide Medical Corporation
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                 (Name of Small Business Issuer in Its Charter)


                    Delaware                                 33-0601331
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        (State or Other Jurisdiction of                    (IRS Employer
         Incorporation or Organization)                  Identification No.)


13 Spectrum Pointe Drive, Lake Forest, California               92630
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    (Address of Principal Executive Offices)                  (Zip Code)


                                 (949) 598-8378
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              (Registrant's Telephone Number, Including Area Code)

        Securities to be registered pursuant to Section 12(b) of the Act:


    Title of Each Class                        Name of Each Exchange on Which
    To Be So Registered                        Each Class Is To Be Registered


----------------------------                 -----------------------------------

----------------------------                 -----------------------------------

        Securities to be registered pursuant to Section 12(g) of the Act:


                          Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                                (Title of Class)


--------------------------------------------------------------------------------
                                (Title of Class)

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                                TABLE OF CONTENTS

PART I ......................................................................    3


   Item 1. Description of Business ..........................................    4
   Item 2. Management's Discussion and Analysis of Financial Condition
           and Results of Operations ........................................   15
   Item 3. Description of Property ..........................................   33
   Item 4. Security Ownership of Certain Beneficial Owners and Management ...   33
   Item 5. Directors, Executive Officers, Promoters and Control Persons .....   35
   Item 6. Executive Compensation ...........................................   37
   Item 7. Certain Relationships and Related Transactions ...................   39
   Item 8. Description of Securities ........................................   42


PART II .....................................................................   42


   Item 1. Market for Common Equity and Related Stockholder Matters .........   42
   Item 2. Legal Proceedings ................................................   43
   Item 3. Changes in and Disagreements With Accountants ....................   44
   Item 4. Recent Sales of Unregistered Securities ..........................   44
   Item 5. Indemnification of Directors and Officers ........................   46


PART F/S ....................................................................   F-1

   Financial Statements for the Three Months Ended March 31, 2002 and 2001 ..   F-3
   Financial Statements for the Fiscal Years Ended December 31, 2001 and 2000   F-10
   Financial Statements for the Nine Months Ended September 30, 2001 and 2000   F-41
   Financial Statements for the Six Months Ended June 30, 2001 and 2000 .....   F-68
   Financial Statements for the Fiscal Years Ended December 31, 2000 and 1999   F-96

PART III ....................................................................   48


   Item 1. Index to Exhibits ................................................   48




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PART I


CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS.

Certain statements we make in this Registration Statement on Form 10-SB constitute forward-looking statements, which are subject to risks and uncertainties. These statements relate to future events or the Company's future financial performance. The Company has attempted to identify forward-looking statements by terminology including "anticipates," "believes," "expects," "can,"
"continue," "could," "estimates," "intends," "may," "plans," "potential,"
"predicts," "should" or "will" or the negative of these terms or other comparable terminology. These statements are only predictions, and forward-looking statements, and involve known and unknown risks, uncertainties and other factors that may cause the Company's actual results, levels of activity, performance or achievements to be materially different from any future results, levels or activity, performance or achievements expressed or implied by these forward-looking statements.

Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company cannot guarantee future results, levels of activity, performance, or achievements.

Forward-looking statements include information concerning:

- our belief concerning future sales and net earnings growth;

- our belief concerning the growth of our cash flow;

- our ability to reduce selling, general and administrative expenses as a percentage of net sales;

- our belief that we have sufficient positive cash flow to support our working capital needs, capital expenditures and debt service requirements;

- our belief that we can improve sales and operating performance;

- our belief that we can improve inventory turnover; and

- our future results of operations, including sales and earnings per share growth.

You should understand that the following important factors, in addition to those discussed elsewhere in this Registration Statement could cause actual results to differ materially from those expressed in the forward-looking statements:

WHAT FACTORS COULD AFFECT THE OUTCOME OF OUR FORWARD-LOOKING STATEMENTS?

INDUSTRY AND MARKET FACTORS

- changes in economic conditions generally or in the markets served by us;

- future federal and/or state regulatory and legislative actions affecting
Worldwide and/or our markets;

- consumer preferences and spending patterns; and

- competition from others, and from alternative distribution channels.

OPERATING FACTORS

- our ability to continue to implement new information technologies;

- our ability to continue to purchase inventory on favorable terms;

- adverse determinations with respect to litigation or other claims;

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- our ability to attract, hire, retain, and train sales associates;

- our ability to attract, hire, and retain suitable management personnel; and

- our ability to establish effective advertising, marketing and promotional programs, including pricing strategies, in the different geographic markets in which we operate.

Significant variability in orders during any period may have a material adverse impact on the Company's cash flow, and any significant decrease in orders could have a material adverse impact on the Company's results of operations and financial condition. As a result, the Company believes that period-to-period comparisons of its results of operations are not necessarily meaningful and should not be relied upon as any indication of future performance. Fluctuations in the Company's operating results could cause the price of the Company's Common
Stock to fluctuate substantially.

ITEM 1. DESCRIPTION OF BUSINESS.

Worldwide Medical Corporation ("Worldwide," the "Company," or "we") is engaged in the marketing and distribution of accurate and confidential diagnostic tests that deliver immediate and preliminary results for detection of drugs of abuse and other medical conditions in humans, including, but not limited to, hidden blood in the stool, alcohol breath scans, and home screening for cholesterol.
Products are sold under our trademark "First Check(R)" and promoted with our motto: "When the need to know . . . is NOW". Our other diagnostic assays include fertility tests to detect pregnancy and ovulation and assays for certain infections and sexually transmitted diseases. In medicine, an "assay" is the means of measuring a substance of clinical interest. The results of the measurement are either qualitative, "yes/no", or quantitative, i.e. the number of an item, for example, red blood cells, in a sample. Sales of our ovulation and infectious disease diagnostic products have not been significant to date, primarily because of the limited resources we have available to market the products, competitive market-place issues, and the current lack of required governmental approval for those products. See "Products" and "Marketing and Sales."

We introduced our First Check family of diagnostic tests at the American
Association of Clinical Chemistry annual convention in August of 1995.
Commercial sales were first generated in December of 1995, and we were considered a development-stage enterprise prior to 1996.

Historically, we have generated substantially all of our net revenues from our drugs of abuse tests. For the fiscal years ended December 31, 1999 and 2000, our drugs of abuse tests were responsible for approximately 90% of our net revenues, with the balance allocated between our alcohol breath scan and colorectal screening tests. Commencing late in our 2000 fiscal year, we began to increase our marketing attention for our colorectal screening test, colon screening test and alcohol breath scan. As a result these tests have been responsible for an increased percentage of our total revenue since the beginning of 2001 (21%, 17%, 18%, 18% and 46% for the three months ended March 31, 2001, the six months ended
June 30, 2001, the nine months ended September 30, 2001, the fiscal year ended
December 31, 2001 and the three months ended March 31, 2002, respectively).

The development, manufacture, and marketing of medical diagnostic products are subject to regulation by the United States Food and Drug Administration (the
"FDA") and other federal, state, and local entities. The FDA regulates pre-clinical and clinical testing, manufacture, labeling, distribution, and promotion of medical devices under the Federal Food, Drug and Cosmetic Act
("FFDCA") and regulations promulgated thereunder. Section 510(k) of the FFDCA requires certain medical device manufacturers to notify FDA, at least 90 days in advance, of their intent to market a medical device. This is known as "Pre-market Notification," also called PMN or 510(k). The notification allows the FDA to determine whether the specific device is equivalent to a device already placed into one of three classification categories. A "new" device, that is, one not in commercial distribution prior to May 28, 1976 that has not been so classified can be properly identified. Specifically, a medical device manufacturer is required to submit a pre-market notification if it intends to introduce a device into commercial distribution for the first time or to reintroduce a device that will be significantly changed or modified to the extent that its safety or effectiveness could be affected. Such change or modification could relate to the design, material, chemical composition, energy source, manufacturing process, or intended use.

Thus, 510(k) clearance is an FDA designation that indicates that the test results are reliable and correlate to the claims made by the manufacturer and that permits the sale of the device by the manufacturer to professionals. A
510(k) "over-the-counter" ("OTC") clearance is a separate FDA designation that indicates not only that the test results are reliable and correlate to the claims by the manufacturer, but also that the packaging, instructions, and language, as reviewed by the FDA, can be readily understood by a non-professional consumer, and that the sale of the device by the manufacturer is also permitted to the general public.

All of the products that we currently offer, both for professional and for consumer use, have been deemed by the FDA to be "substantially equivalent" to other devices placed into commercial distribution prior to May 28, 1976, by other entities and all of our products have received the relevant 510(k) clearance from the FDA for distribution in the United States. All of our First

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Check family of products have also received 510(k) over-the-counter clearance from the FDA. On June 23, 2000, the Company received its OTC clearance from the FDA for three of our First Check urine-based tests for drugs of abuse: "panel one" for marijuana, "panel two" for marijuana and cocaine, and "panel three" for marijuana, cocaine, and methamphetamines. Final 510(k) OTC clearance from the FDA of our "panel four" test, which screens for marijuana, cocaine, methamphetamines, and opiates, was received in October 2000. In 2001, the FDA provided our supplier, V-Tech, Inc., with 510(k) OTC clearance for our five panel integrated cup testing product for marijuana, cocaine, amphetamines, opiates, and phencyclidine ("PCP"). We have decided to market this five panel test to the professional, rather than the consumer, market. Accordingly, we have incorporated an adulterant strip that detects masking agents in human urine. See
"Products" and "Governmental Regulation," below. In June of 2002, the Company received its 510(k) OTC clearance for its First Check Ecstasy (MDMA) test. The
Company has not yet begun to market or sell that test.

Under the FDA's new product clearance guidelines for home testing for drugs of abuse, the consumer, in addition to securing an accurate and confidential preliminary test result, also must be provided with the option to request a confirmatory laboratory test. Management believes that the category of home screening test products is emerging rapidly as a growth opportunity for major drug, discount, and supermarket retailers. Our 510(k) OTC clearance provides us with an opportunity to be early to market with our First Check rapid tests that deliver unmasked, drug-specific, accurate, and confidential preliminary results in the privacy of the user's home or work place.

On January 1, 2001, the Company, Dr. Francisco Rojas, our Chief Scientific
Officer and one of our Directors, and Dr. Ines Moretti formed Spectrum
Analytics, Inc. ("Spectrum"), a California corporation that provides gas chromatography/mass spectrometry ("GC/MS") confirmatory analysis for our First
Check customers. GC/MS is a combination of sophisticated instrumentation and techniques that can accurately confirm the presence of and identify a drug of abuse in a biological specimen. From inception through April 3, 2002, 50% of Specturm's equity was owned by the Company and 50% of its equity was owned by Drs. Rojas and Moretti. Effective that date, the Company purchased Drs. Rojas and Moretti's interest in Spectrum for the following consideration: the Company issued 50,000 shares of its common stock with an estimated fair market value of $21,500 and forgave $57,940 due from an entity owned by Dr. Moretti through which she held her ownership of Spectrum. As a result, Spectrum became a wholly owned subsidiary of the Company.

In conjunction with the FDA clearance, the Company re-designed its First Check product packaging. The re-design includes new artwork, new labeling, and a more comprehensive instruction booklet, as well as a transport box to be utilized to send the urine sample to Spectrum for GC/MS analysis. Management believes that the new product packaging will increase the products' on-the-shelf awareness and sales.

The Company contracts with various manufacturers to provide us with components for our First Check family of products. We limit our production activities to assembly, packaging, labeling, and shipping. Since inception, our strategic plan has been to build an efficient domestic and international distribution network for our products. Our First Check family of products are primarily sold to laboratories, medical providers, employers, law enforcement agencies, educators, concerned parents, and the general public.

The Company's longer term goals include (i) commencing significant research and development activities to develop proprietary home testing products, (ii) diversifying our marketing and distribution channels, and (iii) entering long-term manufacturing agreements to secure lower cost, secure sources of supply for components of our products.

The Company was incorporated in Delaware in 1983, and is the successor to a California corporation of the same name formed in 1994 ("Worldwide California") as a result of the September 1997 merger of Worldwide California with our wholly-owned subsidiary (the "Merger"). The Merger was accounted for as a reverse acquisition, with Worldwide California treated as the acquirer and no step-up recorded in the basis of its assets. Since the parent Delaware corporation was essentially a "public shell" with no assets, liabilities, or business operations prior to the Merger, the effect of the Merger was similar to a reincorporation. Our address is 13 Spectrum Pointe Drive, Lake Forrest,
California 92630. Our telephone number is (949) 598-8378; our facsimile number is (949) 598-8757; and our web address is www.wwmed.com.

     IMMUNOASSAY TECHNOLOGY BACKGROUND

The Company's diagnostic tests are solid-phase enzyme immunoassays -- in vitro medical diagnostic procedures based upon the interaction of antigens and antibodies. An enzyme is a protein that facilitates or induces a specific chemical reaction. An immunoassay is the means of measuring a substance of clinical interest by using antigen-antibody reactions. In general, an "antigen" is a foreign substance, such as a drug complex, an infectious bacterium, or a virus, that stimulates the immune system to produce antibodies. An "antibody" is a protein that is a natural part of the human immune system that is produced by specialized cells to neutralize antigens and protect the body from foreign substances. Each type of antibody has a unique molecular structure that enables it to bind to, and eliminate one, specific antigen to form an antigen-antibody complex. "Immunodiagnostic" testing makes use of the known characteristics of

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antigen-antibody binding to determine the concentration of a particular substance in a body by means of testing small samples of body fluid, such as urine, serum, or whole blood. The primary advantage of immunoassay testing in diagnostic medicine is its high degree of sensitivity and specificity.
Sensitivity is the ability of an assay to detect and measure small quantities of a substance, while specificity is the ability of an assay to distinguish between similar materials.

Commercial development and use of immunoassay tests in diagnostic medicine commenced in the mid- to late-1960's. Immunoassay tests initially used a minute radioactive tracer to enable instruments to read test results. Subsequent developments use enzymes to produce a measurable color change. Commercial test kits incorporating the use of enzymes on a solid surface, such as a membrane, were first introduced in 1984. Membrane-based technology is particularly well suited for the development of accurate, economical, and rapid in vitro immunodiagnostic tests, referring to tests performed outside of the body.
Membranes allow a test to eliminate interfering substances automatically, concentrate components, perform selected chemical steps sequentially, and determine sample sizes accurately, all without user involvement.

These newer techniques advanced previous immunoassay technology by eliminating the need for instrumentation to measure color development. Variations of this technology form the basis for most of the rapid immunoassay test-systems that are currently manufactured and sold by numerous companies. An immunoassay test process typically involves introducing a patient specimen sample to the test system which is normally enclosed in a small plastic shell, to allow an antigen-antibody reaction to occur. If the "analyte" is present, specifically bound "reagents," or chemicals added to the sample in order to cause a chemical or biological reaction that will enable measurement or identification of a target substance, remain in the area and other compounds in the system cause a color change. An analyte is a substance that is the subject or "end-point" of a diagnostic test, i.e., the substance to be detected or determined to be either absent or in a lower concentration than necessary to yield a positive result. A lack of color indicates that the patient sample did not contain detectable quantities of the target analyte. Rapid enzyme immunoassays are especially well suited for on-site "yes/no" diagnostic tests not requiring laboratory equipment;
positive results can be confirmed by more extensive laboratory testing if desired under the particular circumstances.

Management believes the market for in vitro diagnostic testing has experienced rapid growth due to growing public awareness of health and safety issues;
recognition by physicians that regular diagnostic testing can result in earlier detection, diagnosis, and effective treatment; increased alcohol- and drug-related screening by employers and other institutions; and the introduction of cost-effective and accurate products. On-site rapid diagnostic testing offered by enzyme immunoassay provides a fast, cost-effective, and accurate alternative to conventional clinical laboratory testing.

Currently, the majority of diagnostic testing is done in centralized laboratories. Laboratory testing usually involves skilled technicians, who measure and process a specimen, add reagents, and use sophisticated instruments to read and calculate the results. Typically, results are not available for 24 to 72 hours. By contrast, on-site rapid enzyme immunoassay tests at the workplace or in other remote locations permit the user to obtain quantitative results, usually within minutes. On-site testing also eliminates the time, cost, shipment, and handling of specimen samples associated with utilizing remotely located laboratories. Management expects the market for on-site rapid immunodiagnostic testing to continue to grow, creating market opportunities for the Company.

PRODUCTS

Set forth below is a list of our First Check rapid home screening tests and the current FDA status of each test:

- Currently sold and FDA 510(k) cleared for professional use in the United
States.

Drugs of Abuse: THC - tetrahydrocannabinol, or marijuana COC - cocaine OPI - opiates/morphine/heroin AMP - amphetamines MET - methamphetamines BAR - barbiturates BZO - benzodiazepines PCP - Phencyclidine MTD - methadone

     Infectious Diseases:
           Mononucleosis
           Rubella, or German measles
           Strep A (streptococcus bacterial throat infection)


- Currently sold and FDA 510(k) OTC cleared for professional and consumer use in the United States.

Drugs of Abuse: Panel I - THC Panel II - THC and COC Panel III - THC, COC, and
MET Panel IV - THC, COC, MET, and OPI Panel V - THC, COC, AMP, OPI, and PCP

Fertility Testing: human Chorionic Gonadotropin, or hCG lutenizing hormone, or LH

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- Offered in the United States for research purposes only, and sold in small quantities outside the United States for professional and consumer use.
Currently in clinical trials prior to preparation of an FDA application, the successful completion, preparation, or approval of any of which cannot be assured.

Infectious Diseases: Helicobacter pylori; an infectious agent causing peptic and duodenal ulcers

     Sexually Transmitted Diseases:
           Chlamydia


- Offered in the United States for research purposes only. Currently in pre-clinical studies prior to clinical trials and an FDA application, the successful completion, preparation, or approval of any of which cannot be assured.

Sexually Transmitted Diseases: human immunodeficiency virus, or HIV 1 / 2

Drugs of Abuse

We sell test kits that react to the following drugs of abuse: marijuana, cocaine, and opiates, such as morphine and heroin, amphetamines, PCP, Ecstasy, and methamphetamine, and barbiturates and benzodiazepines.

Cholesterol Testing

We sell kits that test for high cholesterol, or hypercholesterolemia, a risk factor for coronary heart disease and currently, the leading cause of death in the United States. Cholesterol is naturally produced by the liver. When cholesterol rises above the desirable level, it may be stored in the body and may increase the risk for heart disease or stroke. Current medical data indicate that aggressive cholesterol reduction techniques decrease the risk of coronary heart disease.

Colorectal Disease

We sell kits that test for colon cancer, the third most commonly diagnosed cancer in the United States and the second leading cause of cancer death.
Prevention and early detection are key factors in controlling and curing colorectal cancer. Current medical practice suggests that individuals with average risk for colorectal cancer, that is, those with no personal or family history of colon cancer, should begin annual fecal occult blood testing at age
50.

Alcohol

We sell kits that test alcohol levels. Alcohol, like sedatives, depresses the central nervous system and impairs performance on many levels, ranging from reaction time and eye-hand coordination to lapses of judgment and inability to perform several tasks simultaneously. In the United States, alcohol plays a part in half of the automobile fatalities and nearly half of all industrial accidents. Generally, 0.1% and 0.08% blood alcohol levels have been used as the benchmark for the regulation of negative behaviors related to alcohol.

FIRST CHECK TEST FORMAT AND PROCEDURES

The Company's First Check rapid tests for drugs of abuse are enclosed in an oval-shaped plastic container, as well as an integrated cup. Our First Check rapid tests for drugs of abuse can be administered at home and in the workplace by non-certified technicians. All of the reagents, chemistry, and a membrane system for the test to function automatically are enclosed in the plastic case.
Therefore, the user need not mix or add reagents, but only introduce a small sample of the fluid specimen into an opening in the plastic case. In the industry, tests requiring only this step are generally called "one-step" tests.

The First Check plastic case contains two openings on one side, a round orifice into which the patient fluid sample is introduced and a larger opening or window in which test results, indicated by the presence or absence of colored lines, can be seen in approximately eight minutes. This window in turn is comprised of two sections, a larger area or "test window", and a smaller area or "control window". In panel tests for drugs of abuse, the side of the "test window" is further marked into subsections to show the places where test results for each drug in the panel are viewed. If colored lines appear in both the control window and the test window, a positive result is indicated. If a colored line appears in the control window and no line appears in the "test window," a negative result is indicated, that is, the test did not show the presence of the drug or medical condition. If a colored line does not appear in the "control window," the test was invalid for some reason, such as the failure to use the type of fluid sample required. At the user's option, the test results of our products can be confirmed by a laboratory using GC/MS analysis, at no additional cost.

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The First Check pregnancy and ovulation tests are one-step, solid-phase immunoassays. Three types of pregnancy tests are offered: one for use with urine; one for use with either urine or serum; and the mid-stream stick format for use with urine without the necessity of handling the urine sample. Each produces test results within one to three minutes. The ovulation test is designed for use with a urine sample and produces results within three to eight minutes. These tests may be stored at room temperature and have a shelf life of 18 months.

MARKETING AND SALES

The Company primarily provides its First Check family of confidential screening tests to its intended end-users through distributors and retail outlets.
Currently, we have established relationships with a variety of large-scale, well-known distributors, such as Bergen Brunswig Drug Company, "AmerisourceBergen", a wholly-owned subsidiary of AmerisourceBergen Corporation, the nation's largest pharmaceutical services company dedicated solely to the pharmaceutical supply chain; Cardinal Health, Inc., "Cardinal", one of the nation's leading providers of products and services supporting the health-care industry; and McKesson Corporation, "McKesson", the world's leading healthcare services company; and retail outlets, such as Eckerd Corporation, "Eckerd", the nation's fourth largest drugstore chain; Longs Drug Stores Corp. "Longs", one of the top 10 drug chains in the nation; The Kroger Co., "Kroger", one of the nation's largest grocery retailers; and Rite Aid Corporation, "Rite Aid", one of the nation's leading drugstore chains. Our distributors purchase our products and resell and deliver them to retail drug stores, supermarkets, and healthcare facilities and providers, to the extent that we do not supply them directly.
Management views the distribution of our products to be national in scope and our products are available in 44 states. Our products are also available on our website, although we do not actively promote direct-to-consumer sales.

Certain of our customers are serviced directly by us; others are serviced through TKR Investments, Inc. ("TKR"), a sales and marketing organization; and the balance of our customers are serviced by five independent, commissioned sales representatives. We also distribute our First Check products and our professional products through our website, www.wwmed.com.

In January of 2001, we entered into a sales agreement with TKR that provided for a monthly retainer of $8,000 and a commission rate that varies between 2.5% and 4%, depending on incremental net sales. TKR is a sales and marketing organization that specializes in the retail drug, mass merchandise, and supermarket channels of distribution. For Worldwide, its function is to establish direct contacts between the upper levels of purchasing management of national or super-regional retail outlets or distributors and Daniel G. McGuire.
The agreement is terminable by TKR or us upon 120 days' written notice. TKR is owned by Thomas Ramstead, a former director of Worldwide.

Through December of 2000, TKR's functions had been performed by Worldwide Sales
Management Corporation ("Worldwide Sales"), an enterprise jointly owned by Mr.
Ramstead and, until his appointment as our President in April of 2000, by Daniel
G. McGuire. When Mr. McGuire became our President, he divested himself of his interest in Worldwide Sales. At that time, we also began to service certain of our customers directly. During the remaining nine months of 2000, we halved the commission rate that we paid to Worldwide Sales, from 15% to 7.5%.

Our independent, commissioned sales representatives represent our products, as well as those of other companies or brands, in certain local geographic areas where management has deemed it to be a more cost-effective distribution method than direct sales efforts or sales through the Company's distributors.

Cyber Marketing, Inc. ("Cyber Marketing") is responsible for the design and maintenance of the Company's website. Our two-year agreement with Cyber
Marketing, effective August 9, 2000, provides it with the exclusive right to market our products on the Internet, both through our website and through any other e-commerce sites that Cyber Marketing may determine to use. Consumers, or medical professionals, can enter our website to order our products directly.
Cyber Marketing is responsible for processing the orders and delivering the products. We sell our products to Cyber Marketing at our standard distributor prices and provide it with the same advertising incentives and promotional allowances that we accord to our other major customers. We do not compensate
Cyber Marketing for their support of our website or their distribution of our products; Cyber Marketing generates its revenues and margins based on the difference between its purchase and sales prices for our products. The agreement is terminable by Cyber Marketing or us upon 180 days' written notice. Cyber
Marketing is owned by one of our directors, James G. Barrons.

To date, the Company's marketing efforts have been focused on cooperative advertising programs designed to build category and brand awareness. In each of the fiscal years ended December 31, 1999 and 2000, two of our customers, Rite
Aid and Eckerd, each accounted for more than 10% of our revenues, and for both the six and nine months ended June 30, 2001September 30, 2001, three of our customers, Rite Aid, Eckerd, and AmerisourceBergen, each accounted for more than 10% of our revenues. International sales to Australia and Japan represented less than 1% of our total revenues and were achieved by sales representatives.

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Through the efforts and contacts of Mr. McGuire, with the assistance of Mr.
Ramstead on an as-needed basis, under the auspices of the Company's agreement with TKR, the Company intends to continue to increase the number of distributors and wholesalers, similar to AmerisourceBergen, Cardinal, and McKesson, and retailers, similar to Eckerd, Longs, Kroger, and Rite Aid, with which it currently has established relationships, both to increase domestic and to commence meaningful international distribution. Management cannot provide any assurance that the Company will be presented with any such new agreements on terms acceptable to it or at all. Further management cannot provide any assurance that such agreements will result in increased revenues or generate profits for the Company.

The Company also intends to engage additional regional, independent sales representatives to represent its products in various markets that are currently, and are expected to remain, unserved or underserved by our distributors and retailers. Independent sales representatives can provide an alternative, cost-effective method for a manufacturer to distribute its products, without the economic investment in direct sales personnel or in reduced sales margins that often result from the discounts provided to a company's distributors. Further, in certain local markets, sales representatives may have greater market knowledge of those local areas and may be able to leverage that knowledge and their sphere of influence in those locales more economically than a company's direct sales personnel. Sales representatives are especially cost-effective when a company's products are relatively inexpensive and are not sold in high volume in any specific region.



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                 Sales Percentage Attributable to Market Segment

                          THREE MONTHS ENDED            THREE MONTHS ENDED
                            MARCH 31, 2001                MARCH 31, 2002
                            --------------                --------------

Retail Sales                      87%                           88%
                                 ---                           ---
     Subtotal                     87%                           88%
Labs                               1%                            1%
Hospitals                          1%                            1%
Police Departments                 3%                           2%
Educational                        2%                            2%
Government                         2%                            2%
Employer                           *                             *
Direct-to-Consumer(1)              4%                            4%
                                 ---                           ---
     Subtotal                     13%                           12%

Total                            100%                          100%
                                 ====                          ====

                         FISCAL YEAR ENDED      FISCAL YEAR ENDED       FISCAL YEAR ENDED
                         DECEMBER 31, 1999      DECEMBER 31, 2000       DECEMBER 31, 2001
                         -----------------      -----------------       ------------------

Retail Sales                      64%                  75%                      87%
                                 ---                  ---                      ---
     Subtotal                     64%                  75%                      87%

Labs                               3%                   2%                      1%
Hospitals                          4%                   2%                      1%
Police Departments                 6%                  10%                      3%
Educational                        6%                   4%                      2%
Government                        16%                   5%                      2%
Employer                           *                    *                       *
Direct-to-Consumer(1)              1%                   2%                      4%
                                 ---                  ---                      --
     Subtotal                     36%                  25%                     13%

Total                            100%                 100%                    100%
                                 ====                 ====                    ====

* Represents less than one percent.

(1) The Company does not market directly to consumers. However, a consumer may purchase the Company's products directly by visiting the Company's website.

There can be no assurance that we will enter any additional distribution agreements or engage any additional independent sales representatives on terms acceptable to us, or at all. Further, if we enter any such agreements, there can be no assurance that we will generate incremental revenues or profits therefrom.

                                       10

                         NINE MONTHS ENDED            NINE MONTHS ENDED
                         SEPTEMBER 30, 2000           SEPTEMBER 30, 2001
                         ------------------           ------------------

Retail Sales                    77%                           87%
                               ---                           ---
     Subtotal                   77%                           87%
Labs                             2%                            1%
Hospitals                        2%                            1%
Police Departments               8%                            5%
Educational                      4%                            2%
Government                       5%                            2%
Employer                         *                             *
Direct-to-Consumer(1)            2%                            2%
                               ---                           ---
     Subtotal                   23%                           13%

Total                          100%                          100%
                               ====                          ====


                         SIX MONTHS ENDED             SIX MONTHS ENDED
                           JUNE 30, 2000                JUNE 30, 2001
                           -------------                -------------

Retail Sales                    75%                           84%
                               ---                           ---
     Subtotal                   75%                           84%
Labs                             2%                            1%
Hospitals                        2%                            1%
Police Departments               8%                           5%
Educational                      5%                            2%
Government                      4%                            4%
Employer                         *                             *
Direct-to-Consumer(1)            4%                            3%
                               ---                           ---
     Subtotal                   25%                           16%

Total                          100%                          100%
                               ====                          ====

* Represents less than one percent.

(1) The Company does not market directly to consumers. However, a consumer may purchase the Company's products directly by visiting the Company's website.

There can be no assurance that we will enter any additional distribution agreements or engage any additional independent sales representatives on terms acceptable to us, or at all. Further, if we enter any such agreements, there can be no assurance that we will generate incremental revenues or profits therefrom.

RESEARCH AND DEVELOPMENT


To date, the Company's research and development activities relate to the initial development in 1994 and 1995 of test kits for diagnostic products and research and development of fertility assessment tests since January 1997. Since our receipt of a warning letter from the FDA with respect to the consumer versions of our First Check Drugs of Abuse Home Screening Tests, substantially all of our research and development activities have been focused on the clinical research and consumer surveys required by the FDA for our 510(k) OTC clearances. Research and development expenses were $84 thousand in our 1999 fiscal year, $72 thousand in our 2000 fiscal year, $72 thousand in our 2001 fiscal year, and $49 thousand in the three months ended March 31, 2002.

SOURCES OF SUPPLY

The Company contracts with various manufacturers to provide us with components for our First Check products. We limit our production activities to assembly, packaging, labeling, and shipping. Since inception, our strategic plan has been to build an efficient domestic and international distribution network. Our First Check products are primarily sold to laboratories, medical providers, employers, law enforcement agencies, educators, concerned parents, and the general public.

We purchase each active component for our First Check drugs of abuse products and our colorectal and cholesterol products from a separate supplier.

We purchase our Drugs of Abuse tests from Applied BioTech, Inc. ("Applied BioTech"), a division of Apogent, Inc., located in San Diego, California. We place unit-price purchase orders approximately every 12 weeks with Applied BioTech to custom manufacture our First Check Drugs of Abuse Tests. We own the FDA 510(k) clearance for these products, and are not restricted from entering into a secondary manufacturing agreement with other suppliers. Management believes that several alternative manufacturers would be able to manufacture these products for us in the event that Applied BioTech were unable to continue to supply us and that such a change of supplier would not have a material effect on our ability to supply our customers.

We purchase, on an as-needed basis, our Cholesterol tests from AccuTech, LLC ("AccuTech"), located in Vista, California. We have a private label agreement with AccuTech, LLC, that allows us to market their product under the First Check brand trademark. AccuTech, LLC owns the FDA 510(k) clearance on this test. However, AccuTech is one of three manufacturers of home cholesterol tests and we are not contractually precluded from purchasing products from any of them. Management believes that any of the alternative manufacturers would be able to manufacture this product for us in the event that AccuTech were unable to continue to supply us at all or on substantially current terms and conditions and that such a change of supplier would not have a material effect on our ability to supply our customers.

During our 2001 fiscal year, we purchased our Colorectal tests from Helena Laboratories Corp. ("Helena Labs") in Beaumont, Texas. Helena Labs is one of three manufacturers of home colon tests and we are not contractually precluded from purchasing products from any of them. During our 2002 fiscal year, we contracted to commence the purchase of our Cholorectal tests from Biomerica, Inc. ("Biomerica"), located in Newport Beach, California, one of the other two manufacturers of home colon tests referenced above. We have a private label agreement with Helena Labs and Biomerica that allows us to market their products under the First Check brand trademark. Each of them has received FDA 510(k) clearance for these tests. Management believes that each of the manufacturers would be able to manufacture this product for us on acceptable terms and conditions and that a change of supplier would not have a material effect on our ability to supply our customers. The Company has begun to purchase test from Biomerica during 2002.

We purchase our fertility, ovulation, and infectious disease tests from V-Tech, Inc. ("V-Tech"), located in Pomona, California. We have a private label agreement with them that allows us to market their various tests under the Company's First Check brand trademark. V-Tech is one of several manufacturers of these tests in the United States and we are not contractually precluded from purchasing products from any of them. Management believes that any of the alternative manufacturers would be able to manufacture these products for us in the event that V-Tech were unable to continue to supply us at all or on substantially current terms and conditions and that such a change of supplier would not have a material effect on our ability to supply our customers.

Management believes that the Company would be able to secure alternative sources for any of their test products if the need arose. However, if our supply of active components were reduced or discontinued, or if our cost of such products were materially increased, unless and until we were able to establish such alternative sources of supply at historical costs, our sales and gross margins would be materially adversely affected. We cannot assure you that we would be able to obtain such active components for our products, or reasonable substitutes therefor, from other manufacturers timely, on terms acceptable to us, or at all. In the event that the Company is unable to replace its suppliers, the Company may not be able to produce and sell its products as anticipated.

COMPETITION

Several companies compete with us in our various product categories, many of which have more experience and greater human and financial resources than we. With respect to alcohol and cholesterol tests, the companies that manufacture our tests also produce and distribute their own tests under their own brand name. The home screening test industry has not matured, such that management believes that no accurate measurement of any company's market share is available. However, with the exception of Eckerd, none of the Company's competitors' products is distributed by our distributors or are available in retail outlets that we directly supply. Such exclusivity is not based on contract, but on historical conduct. The Company's ability to increase its revenues is highly dependent upon its ability to finance an increase in the production of its products to increase the number of outlets that stock and sell its products.

Our current supplier of Drugs of Abuse Tests, Applied BioTech, does not currently market or sell its own over-the-counter product. Our main competitor for these tests is Phamatech, Inc. ("Phamatech"), a private diagnostic manufacturer located in San Diego, California. Their products, marketed under the brand name "At Home," require the user to mail the urine sample and test cassette to their laboratory. They provide results to the user in 10 days. Management believes that the Company's products are superior to Phamatech's not only because the Company's products are less expensive, but also because the Company's tests provide "unmasked" results, or results that are readable by the consumer, and Phamatech's test results are provided only by Phamatech.

Princeton BioMeditech Corporation ("PBM"), a former supplier to us and a major stockholder of ours, both directly and through its owner and one of our Directors, Dr. Jemo Kang, distributes products similar to our products and claims a significant international market presence for its drugs of abuse tests for the professional market. Management has recently been advised by representatives of PBM that its marketing and the distribution of its products does compete with ours and that PBM's distribution through the channels that we currently use will increase; accordingly, as of the date of this Registration Statement, the Company and PBM do consider themselves to be competitors. Management is currently evaluating the appropriate actions, if any, which could include altering the make-up of the Board.

Our current supplier of Cholesterol tests, AccuTech, dominates the over-the-counter market with its product, which is the same as ours. Management believes that our packaging is superior because it is more attractive, takes up less shelf space than the AccuTech packaging, and is one of a series of available tests.

Our historical supplier of Colorectal tests has been Helena Labs. Helena Labs does not currently have an over-the-counter product. However, they do market a professional test, "Colocare," which has captured 50 percent of the professional market share. Biomerica is a small diagnostic company with one over-the-counter-colon test and one professional test, both marketed as "EZ-Detect." Biomerica's over-the-counter test is a single test, retailing for $7.99. Our test is sold in a package of three tests at a retail price of $12.99 and management believes that the Company's attractive pricing makes its product highly competitive. The Company does not market a Colorectal test to the professional market. See "Sources of Supply."

The Company is not currently a prominent figure in the over-the-counter fertility/ovulation market, which is dominated by two companies: Pfizer, Inc., Warner-Lambert Healthcare ("Warner Lambert"), headquartered in New York, whose brand name is "EPT" and Abbott Laboratories ("Abbott"), located in Abbott Park, Illinois.

GOVERNMENTAL REGULATION

The development, manufacture, and marketing of medical diagnostic products are subject to regulation by the FDA and other federal, state, and local entities. The FDA regulates pre-clinical and clinical testing, manufacture, labeling, distribution, and promotion of medical devices under the Federal Food, Drug and Cosmetic Act ("FFDCA") and regulations promulgated thereunder. Section 510(k) of the FFDCA requires certain medical device manufacturers to notify FDA, at least 90 days in advance, of their intent to market a medical device. This is known as "Pre-market Notification," also called PMN or 510(k). The notification allows the FDA to determine whether the specific device is equivalent to a device already placed into one of three classification categories. A "new" device (i.e., one not in commercial distribution prior to May 28, 1976) that has not been so classified can be properly identified. Specifically, a medical device manufacturer is required to submit a Pre-market Notification if it intends to introduce a device into commercial distribution for the first time or to reintroduce a device that will be significantly changed or modified to the extent that its safety or effectiveness could be affected. Such change or modification could relate to the design, material, chemical composition, energy source, manufacturing process, or intended use.

Thus, 510(k) clearance is an FDA designation that indicates that the test results are reliable and correlate to the claims made by the manufacturer and that permits the sale of the device by the manufacturer to professionals. A 510(k) OTC clearance is a separate FDA designation that indicates not only that the test results are reliable and correlate to the claims by the manufacturer, but also that the packaging, instructions, and language, as reviewed by the FDA, can be readily understood by a non-professional consumer, and that the sale of the device by the manufacturer is also permitted to the general public. The sale of our products outside of the United States is subject to foreign regulatory requirements that vary widely from country to country.

Finally, the manufacturing site for the products must operate using device Good Manufacturing Practices ("GMP") and pass an FDA Pre-Approval Inspection before product commercialization. A company that manufactures devices subject to 510(k) clearance must also comply with device GMP and will be subject to periodic inspections by the FDA to confirm compliance. With the exception of the supplier of our HIV 1 / 2 test, our suppliers have advised us that they hold all requisite licenses and are compliant with the GMP requirements for the manufacture and marketing of products currently supplied to us in the United States. There can be no assurance that our suppliers will continue to comply with GMP.

If our suppliers or we fail to comply with applicable requirements of the FDA under the FFDCA, we may be subject to fines, injunctions, civil penalties, product recalls or seizure of products, total or partial suspension of production, withdrawal of marketing clearances or approvals, and the possibility of criminal prosecution. As of the date of this Annual Report, all of the products that we offer have been deemed by the FDA to be "substantially equivalent" to other devices placed into commercial distribution prior to May 28, 1976, by other entities and all of our products have received the relevant 510(k) clearance from the FDA for distribution in the United States. All of our First Check products have also received 510(k) OTC clearance from the FDA. On June 23, 2000, the Company received its OTC clearance from the FDA for three of our First Check urine-based tests for drugs of abuse: "panel one" for marijuana, "panel two" for marijuana and cocaine, and "panel three" for marijuana, cocaine, and methamphetamines. Final 510(k) OTC clearance from the FDA of our "panel four" test, which screens for marijuana, cocaine, methamphetamines, and opiates, was received in October 2000. In 2001, the FDA provided our supplier, V-Tech, Inc. with 510(k) OTC clearance for our five panel integrated cup testing product for marijuana, cocaine, amphetamines, opiates, and phencyclidine ("PCP"). In June of 2002, the Company received its 510(k) OTC clearance for its First Check Ecstasy (MDMA) test. The Company has not yet begun to market or sell that test.

In July of 1999, we received a warning letter from the FDA with respect to the consumer versions of our drugs of abuse tests. Although we thereafter applied for and received all relevant 510(k) clearances, on February 2, 2001, the FDA chose to initiate a proceeding against the Company, H. Thad Morris, Patti A. Evanoff, and Daniel G. McGuire in an administrative complaint, styled In the Matter of Worldwide Medical Corporation, a corporation, and Daniel G. McGuire,
H. Thad Morris, and Patti A. Evanoff, individuals, FDA Docket Number 01-H-0065. The FDA alleged that the Company, Mr. Morris, Ms. Evanoff, and Mr. McGuire committed 138, 82, 56, and 30 violations, respectively, of 21 U.S.C. Section 331(a) of the Federal Food Drug and Cosmetic Act. The allegations relate to First Check test products that the Company shipped prior to receipt of the 510(k) OTC clearances from the FDA. The FDA sought to assess civil penalties of $15 thousand per alleged violation against the respondents. The Company believes that the allegations are without merit, responded on behalf of Ms. Evanoff, Mr. McGuire, and itself, and defended such parties vigorously.

Commencing in January of 2002, the FDA and our management engaged in discussions to resolve the FDA's administrative complaint. In April of 2002, the terms to the final draft of the settlement agreement of all allegations set forth in the administrative complaint were approved by all parties ("Settlement Agreement"). As of the date of this Rgistration Statement, the final agreement has been executed and filed. None of the parties admitted liability or that any violations had occurred; however, as a matter of settlement only, the Company agreed to tender the sum of $150 thousand to the FDA on the following schedule:

- $50 thousand on or before 45 days after the filing of the Settlement Agreement with the Dockets Clerk of the FDA (filed on June 18, 2002), which the initial payment has not been made and is past due;

- $50 thousand on or before the first anniversary of the filing of the Settlement Agreement with the Dockets Clerk of the FDA, which payment date is scheduled for April of 2003; and

- $50 thousand on or before the second anniversary of the filing of the Settlement Agreement with the Dockets Clerk of the FDA, which payment date is scheduled for April of 2004.

Also, as a matter of settlement only, Mr. Morris agreed to tender the sum of $100 thousand to the FDA on the following schedule, which payments the Company has guaranteed:

- $20 thousand on or before the second anniversary of the filing of the Settlement Agreement with the Dockets Clerk of the FDA, which payment date is scheduled for April of 2004; and

- $80 thousand on or before the third anniversary of the filing of the Settlement Agreement with the Dockets Clerk of the FDA, which payment date is scheduled for April of 2005.

With the exception of the Company's initial payment, interest, on all unpaid payments of the Company and Mr. Morris, accrues at the rate equal to the weekly average one-year constant maturity treasury yield for the first calendar week preceding the date of the filing of the Settlement Agreement with the Dockets Clerk of the FDA. In the event that a payment is not timely made, the interest rate thereon doubles. The FDA has retained jurisdiction and would deduct any paid amounts from the amount it would be seeking if it were to decide to proceed with its administrative complaint. Neither Mr. McGuire nor Ms. Evanoff is obligated to tender any payments under the Settlement Agreement. Upon the FDA's receipt of all payments described above, the FDA will dismiss the administrative complaint with prejudice in its entirety against all respondents and will vacate the "Initial Decisions and Order of Default and Imposition of Civil Money Penalties Upon Respondent H. Thad Morris," which decision and order became final on April 26, 2001.

PATENTS, TRADEMARKS, AND TRADE SECRET PROPRIETARY RIGHTS

The Company presently does not hold any patents related to the products that it currently sells; further, its products are not licensed under any patents. The Company holds a federally registered trademark on its First Check in vitro diagnostic reagents and assays for medical use, serial number 75047865. This trademark expires on December 17, 2006.

The Company does not expect that, in respect of their technology utilized in our products, it or its suppliers will file any patent application for the foreseeable future.

The Company also relies on trade secrets and proprietary know-how with respect to the products that it currently sells. The Company has been and will continue to be, required to disclose its trade secrets and proprietary know-how not only to certain employees and consultants, but also to contract manufacturers. There can be no assurance that the Company's trade secrets and proprietary know-how will not become known or be independently discovered by competitors.

The Company requires each of its technical employees and most of its consultants to execute a confidentiality agreement upon the commencement of an employment or a consulting relationship. These agreements generally provide that all trade secret information will be kept confidential and not disclosed to third parties except with the Company's consent.

PRODUCT LIABILITY

The nature of the Company's business exposes the Company to potential product liability risks that are inherent in the marketing and sale of medical diagnostic products. Accordingly, the Company carries commercial general liability insurance with a policy limit of $2,000,000, limited to $1,000,000 per occurrence, and excess liability coverage of $3,000,000. Although the Company carries product liability insurance, there can be no assurance that claims exceeding the policy limits may not be made, potentially causing a material adverse effect on the Company's operations and/or financial position. To date, the Company has not experienced materially adverse product liability claims.

EMPLOYEES

As of July 19, 2002, the Company employed four full-time employees and 20 part-time employees on a regular basis. Management does not anticipate any difficulty in locating and engaging employees to meet expansion plans, as needed. To expand capabilities for larger assembly and packaging projects temporarily, the Company also engages third-party employment agencies. The Company currently engages five independent sales representatives, on a commission basis, in specified geographic markets.

The Company has no collective bargaining or similar agreement with its employees, but does have an employment agreement with its President and Chief Executive Officer. See Item 6. Executive Compensation.


ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

RESULTS OF OPERATIONS

Three Months Ended March 31, 2002 Compared to the Three Months Ended March 31, 2001

                                                  THREE MONTHS ENDED MARCH 31,
                                                    2002              2001
                                               ---------------------------------
                                               $(000S)     %     $(000S)     %
                                               -------  -------  -------  ------
GROSS SALES
  Gross Sales . . . . . . . . . . . . . . . . . 1,161    100.0    1,082   100.0
  Discount, Returns and Allowances. . . . . . .   (39)    (3.4)    (243)  (22.5)
                                               -------  -------  -------  ------
    Net Sales . . . . . . . . . . . . . . . . . 1,122     96.6      839    77.5
                                               -------  -------  -------  ------
COST OF SALES . . . . . . . . . . . . . . . . .   391     33.7      354    32.7
                                               -------  -------  -------  ------
GROSS PROFIT. . . . . . . . . . . . . . . . . .   729     62.9      485    44.8
                                               -------  -------  -------  ------


OPERATING EXPENSES
  Selling . . . . . . . . . . . . . . . . . . .   247     21.3      227    21.0
  General and Administrative. . . . . . . . . .   183     15.8      110    10.0
  Professional Fees . . . . . . . . . . . . . .   148     12.8       33     3.1
  Bad Debt Expense. . . . . . . . . . . . . . .    (2)      --       14     1.1
  Depreciation. . . . . . . . . . . . . . . . .    18      1.5       17     1.1
  Settlement Expenses . . . . . . . . . . . . .    18      1.5        4      --
  Settlement Expense - related party. . . . . .    --       --       78     7.2
                                               -------  -------  -------  ------
  Beneficial Conversion Expense . . . . . . . .    --       --       --      --
                                               -------  -------  -------  ------
  Total Operating Expenses. . . . . . . . . . .   612     52.9      483    43.5
                                               -------  -------  -------  ------


(LOSS) FROM OPERATIONS. . . . . . . . . . . . .   117     10.0        2      --
                                               -------  -------  -------  ------
  Interest Expense. . . . . . . . . . . . . . .   (19)    (1.6)      (7)    (.6)
  Interest Expense - related parties. . . . . .   (19)    (1.6)     (15)   (1.4)
  Equity in Losses of Spectrum Analytics, Inc..   (72)    (6.2)     (55)   (5.0)
  Provision for Income Tax. . . . . . . . . . .    (1)      --       --      --
  Extraordinary Gain on Settlement of Debt, . .             --       45     4.2
                                               -------  -------  -------  ------
    Net (Loss). . . . . . . . . . . . . . . . .     6      0.6      (30)   (2.8)
                                               =======  =======  =======  ======

Net Sales. Net sales for the three months ending March 31, 2002 and 2001 were $1,121,352 and $838,694, respectively. The increase of $282,658, or 33.7% can be primarily attributed to the Company securing additional customers and distribution channels, as well as obtaining additional product placements with some of its current customer base. The increase can also be attributed to the Company expanding its marketing efforts on cholesterol screening and digital alcohol screening products. Further, during the three months ended March 31, 2002, the Company experienced significantly lower sales discounts and allowances compared to the three month period ended March 31, 2001 ($39,724 in 2002 compared to $242,849 in 2002). The higher than normal returns and allowances granted in 2001 were primarily a result of FDA-related voluntary returns in order to phase out old and non-compliant packaging.

                                             Gross Sales by Product $(000S)
                                                        March  31,
                                                     --------------
                                                       2002    2001
                                                     ------  ------


Drugs of Abuse Tests - FDA 510(k), Professional Use  $   16  $   58
Drugs of Abuse Tests - FDA 510(k) OTC . . . . . . .     614     795
Alcohol Tests . . . . . . . . . . . . . . . . . . .     331      77
Colorectal Tests. . . . . . . . . . . . . . . . . .      37     142
Cholesterol Tests . . . . . . . . . . . . . . . . .     163      10
                                                     ------  ------
  Total . . . . . . . . . . . . . . . . . . . . . .  $1,161  $1,082
                                                     ======  ======

Cost of Sales. Cost of sales for the three months ending March 31, 2002 and 2001 were $391,538 and $355,993, respectively. The primary reason for the increase in cost of sales is the increase in sales as discussed above. As a percentage of gross sales, cost of sales was 33.7% for the three months ended March 31, 2002 compared to 32.9% for the three months ended March 31, 2001. The change in cost of sales as a percentage of gross sales is primarily related to product mix of sales between the periods.

Selling Expenses. Selling expenses increased $21,748, to $246,674 for the three months ending March 31, 2002 compared to $224,926 for the three months ending March 31, 2001. This increase of 9.7% is primarily due to the Company incurring retail promotion expense at a higher rate in 2002 due to new programs with its expanding customer base. The increases in retail promotion expenses in 2002 were somewhat offset by reduced expenditures related to the printing of marketing and sales promotion material.

General and Administrative Expenses. General and Administrative expenses for the three months ending March 31, 2002 and 2001 were $182,574 and $109,900, respectively. This increase of $72,674, or 66.1% was related to additional headcount at the corporate office, general salary and wage increases, and higher than normal travel in 2002 in an effort to secure new distribution of the Company's products.

Professional Fees. Professional fees for the three months ending March 31, 2002 were $147,722, a 353.4% increase compared to professional fees for the three months ending March 31, 2001 of $32,583. The increase in professional fees is attributable to the Company registering its stock and filing its first 10-KSB in March of 2002 (the Company was not required to file an annual report in 2001), and to the settlement of various legal actions during the first quarter of 2002. See further discussion of legal proceedings in PART II, Item 1.

Bad Debt Expense. The Company experienced a recovery of a bad debt in the amount of $1,000 during the three months ending March 31, 2002. Bad debt expense for the three months ending March 31, 2001 was $13,882. Following the Company's change in management in early 2000, the Company adopted a policy to reduce the uncollectible receivables by reducing sales to non-consumer oriented retailers. As such, management has not provided a reserve for uncollectible receivables on the consolidated balance sheet included in the accompanying financial statements.

Settlement Expense. Settlement expense of $17,500 was significantly lower for the three months ending March 31, 2002, compared to the three months ending March 31, 2001 as legal proceedings which were settled during the first quarter of 2002 were accrued and included in the results of operations for the twelve months ending December 31, 2001. During the three months ending March 31, 2001, the Company incurred settlement expenses amounting to $161,011. The majority of the settlement expense incurred during the first quarter of 2001 relates to the cost of warrants granted a related party as part of a settlement with such individual. The total cost associated with the warrants was $157,440.

Interest Expense. Interest expense increased by $12,106, to $19,018 for the three months ending March 31, 2002, from $6,912 for the three months ending March 31, 2001. The increase in interest expense is associated with the Company's increase in the balance of its lines of credit which were utilized to help finance the Company's operations. The total balances owed under the Company's lines of credit were $468,026 as of March 31, 2002 compared with a total balance of $277,253 as of March 31, 2001.

Interest Expense - Related Parties. Interest expense associated with obligations to related parties increased by $4,368 to $19,338 for the three months ending March 31, 2002, compared to $14,970 for the three months ending March 31, 2001. The increase is primarily associated with the Company's short-term notes payable to related parties issued in March of 2002. For the three months ending March 31, 2001, there was only one outstanding note payable to a related party. As the note is a non-interest bearing note, the Company has imputed interest expense over the term of the note payable. The amount of imputed interest amortized decreases each period, consistent with the payments on the note.

Extraordinary Item - Gain on Settlement of Debt. During the three months ending March 31, 2001, the Company settled certain vendor obligations for cash payment of $24,877. Prior to settlement, the obligations totaled $70,038. As a result, the Company recorded an extraordinary gain on the settlement of debt in the amount of $45,161 for the three months ending March 31, 2001.

Equity Interest - Loss on equity interest in Spectrum Analytics increased by $16,353 for the three months ending March 31, 2002 compared to $55,488 for the three months ending March 31, 2001. The increase in loss is primarily due to Spectrum incurring higher overhead costs during the first quarter of 2002. See
Note 2 for further discussion of the Company's Investment in Spectrum Analytics.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

                                                    YEAR ENDED DECEMBER 31,
                                                    2001              2000
                                               ---------------------------------
                                                         (As Restated)
                                               $(000S)     %     $(000S)     %
                                               -------  -------  -------  ------


GROSS SALES
  Gross Sales . . . . . . . . . . . . . . . . . 3,510    100.0    2,528   100.0
  Discount, Returns and Allowances. . . . . . .  (659)   (18.8)    (256)  (10.1)
                                               -------  -------  -------  ------
    Net Sales . . . . . . . . . . . . . . . . . 2,851     81.5    2,272    89.9
                                               -------  -------  -------  ------
COST OF SALES . . . . . . . . . . . . . . . . . 1,317     37.5      535    21.2
                                               -------  -------  -------  ------
GROSS PROFIT. . . . . . . . . . . . . . . . . . 1,534     43.7    1,737    68.7
                                               -------  -------  -------  ------


OPERATING EXPENSES
  Selling . . . . . . . . . . . . . . . . . . .   927     26.4      800    31.6
  General and Administrative. . . . . . . . . .   554     15.8      723    28.6
  Professional Fees . . . . . . . . . . . . . .   500     14.3      361    14.3
  Bad Debt Expense. . . . . . . . . . . . . . .    22      0.6      118     4.7
  Depreciation. . . . . . . . . . . . . . . . .    68      1.9       45     1.8
  Settlement Expenses . . . . . . . . . . . . .   518     14.8      505    20.0
  Settlement Expense - related party. . . . . .   157      4.5       --
                                               -------  -------  -------  ------
  Beneficial Conversion Expense . . . . . . . .    --       --      206     8.1
                                               -------  -------  -------  ------
  Total Operating Expenses. . . . . . . . . . . 2,746     78.3    2,757   109.1
                                               -------  -------  -------  ------


(LOSS) FROM OPERATIONS. . . . . . . . . . . . .(1,212)   (31.4)  (1,020)  (40.3)
                                               -------  -------  -------  ------
  Interest Expense. . . . . . . . . . . . . . .   (79)    (2.3)    (131)
  Interest Expense - related parties. . . . . .   (51)    (1.5)      (3)   (0.1)
  Equity in Losses of Spectrum Analytics, Inc..  (236)    (6.7)      --      --
  Provision for Income Tax. . . . . . . . . . .    (1)      (0)      (1)     (0)
  Extraordinary Gain on Settlement of Debt, . .    68      1.9       46     1.8
                                               -------  -------  -------  ------
    Net (Loss). . . . . . . . . . . . . . . . .(1,511)   (43.1)  (1,109)  (43.9)
                                               =======  =======  =======  ======

Gross Sales

In July of 1999, we received a warning letter from the FDA with respect to the consumer versions of our drugs of abuse tests, and, as a result, we chose not to pursue additional distribution channels for our consumer products and ceased all advertising for them. Orders from our consumer-oriented customers did not begin to recover until we received the 510(k) OTC clearances those tests from the FDA in July and October of 2000. Management believes that, during the second half of our 1999 fiscal year (upon our receipt of the FDA warning letter) and the first half of our 2000 fiscal year, certain of our customers minimized their sales efforts for our drugs of abuse products, others reduced the amount and frequency of their reorders or completely stopped reordering those products, and certain others returned their inventory for partial or full credit. Accordingly, management believes that a comparison of our 2001 to our 2000 fiscal years is not useful for an understanding of our business and its operation, unless the effect of the FDA warning letter is taken into account.

Our gross sales increased by 39 percent from $2.5 million in our 2000 fiscal year to $3.5 million in our 2001 fiscal year. Our net sales increased by 27 percent from 2.2 million in our 2000 fiscal year to 2.8 million in our 2001 fiscal year. Management believes that the main cause of the increase in sales is a resumption of normal, recurring sales and promotional activity for our drugs of abuse tests following our receipt of 510(k) OTC clearances from the FDA, as well as the acquisition of new retail customers for our drugs of abuse tests and the increased number of retail outlets distributing our Colorectal screening tests.

Management believes that the percentage increase in our gross sales in our 2001 fiscal year was greater than the percentage increase in our net sales primarily because we offered an increase in discounts, returns, and allowances, as follows:

- $70 thousand (representing 2% of our gross sales) of discounts provided to our customers in accordance with our standard payment terms: We provide our customers early payment discounts on each invoice, which discount policy management believes is equivalent to the early payment discounts provided by substantially all other vendors who supply products through the same distribution channels that we use.

- $116 thousand (representing 3.3% of our gross sales) of defective or damaged products:

Certain of our products, as received by our retailers, or their customers, have minor packaging defects or may be slightly damaged. Substantially of such products are returned to us through industry-standard, third party collection centers. Our returned goods policy, which management believes is equivalent to the policies of substantially all other vendors who supply products through the distribution channels that we use, permits our retailers to return such defective or damaged products for credit.

- $263 thousand (representing 7.4% of our gross sales) of FDA-related voluntary returns:

In connection with our negotiations with the FDA to obtain 510(k) OTC clearances, we agreed to provide a mechanism for our customers to obtain confirmatory tests of the results indicated by our Drugs of Abuse tests. Inclusion of confirmatory test materials required that we repackage all of our Drugs of Abuse tests. We and the FDA agreed upon a reasonable schedule for the introduction of "new packaged" products. To comply with our agreement with FDA, we authorized our retailers to return the "old packaged" products to us for credit. $205 thousand of this sum reflects the product returned by our customers directly to us. $58 thousand of this sum reflects the product returned by our customers through industry-standard, third party collection centers and forwarded to us.

- $130 thousand of FDA-related (representing 3.7% of our gross sales) reductions in invoices:

This sum reflects additional cash discounts provided to certain of our customers, in lieu of providing to them credit for FDA-related voluntary returns of products.

- $73 thousand (representing 2.1% of our gross sales) of discounts for broadening the market for our products:

This sum represents incremental discounts that we granted to acquire new retail customers for our drugs of abuse tests and an increased number of retail outlets distributing our Colorectal screening tests.

By way of comparison, the $256 thousand of discounts, returns, and allowances that comprise the difference between our gross sales and our net sales for our 2000 fiscal year are comprised of the following:

- $50 thousand (representing 2% of our gross sales) of discounts provided to our customers in accordance with our standard payment terms.

- $124 thousand (representing 4.9% of our gross sales) of defective or damaged products.

- $82 thousand of FDA-related (representing 3.1% of our gross sales) reductions in invoices.

                                             Gross Sales by Product $(000S)
                                                      December 31,
                                                     --------------
                                                       2001    2000
                                                     ------  ------


Drugs of Abuse Tests - FDA 510(k), Professional Use  $   88  $   39
Drugs of Abuse Tests - FDA 510(k) OTC . . . . . . .   2,778   2,303
Alcohol Tests . . . . . . . . . . . . . . . . . . .     106      97
Colorectal Tests. . . . . . . . . . . . . . . . . .     496      89
Cholesterol Tests . . . . . . . . . . . . . . . . .      42       0
                                                     ------  ------
  Total . . . . . . . . . . . . . . . . . . . . . .  $3,510  $2,528
                                                     ======  ======

Gross Profit

Our gross profit decreased from $1.7 million in our 2000 fiscal year to $1.5 million in our 2001 fiscal year. During our 2001 fiscal year, our gross profit margin was 43.7 percent, as compared to 68.7 percent in our 2000 fiscal year. Management believes the primary reason for the decrease in gross profit margin was a temporary reduction in cost of goods sold in our 2000 fiscal year, which was indirectly related to the FDA warning letter. Certain of our retail customers returned our drugs of abuse tests for partial credit in response to the FDA warning letter, which tests we were able to repackage and resell in our 2000 fiscal year at a cost less than our standard cost. Further, one of our major customers was selling our drugs of abuse tests on consignment in our 2000 fiscal year. For all of our 2001 fiscal year, our sales were in accordance with standard terms and conditions.

Selling Expenses, Including Sales Commissions to a Related Party

Our selling expenses, including sales commissions to a related party increased by $127 thousand from $800 thousand in our 2000 fiscal year to $927 thousand in our 2001 fiscal year. Management believes the increase is primarily attributable to: (i) an increase of $60 thousand in laboratory confirmation costs (attributable to new FDA guidelines that require us to make confirmatory tests available to our consumers at no additional cost to them), and (ii) an increase of $67 thousand in promotional expenses. Our sales commissions to a related party increased by $27 thousand from $223 thousand in our 2000 fiscal year to $250 thousand in our 2001 fiscal year. The commissions increased in proportion to our sales increases, subject to a decrease in the commission rate payable. See also Item 12. Certain Relationships and Related Transactions --Worldwide Sales Management Corporation and TKR Investments, Inc. / Daniel G. McGuire and Thomas K. Ramstead.

General, and Administrative Expenses

Our general, and administrative expenses decreased $169 thousand from $723 thousand in our 2000 fiscal year to $554 thousand in our 2001 fiscal year. Management believes the decrease is primarily attributable to: (i) a decrease of $96 thousand of salaries and payroll expenses, (ii) a decrease of $24 thousand resulting from the impairment of intangible assets; (iii) a decrease of $32 thousand in Spectrum expenses related to its pre-organization; (iv) a decrease in rent expense of $22 thousand attributable to the allocation of a portion of the rent expense to Spectrum; and (v) a decrease of $33 thousand in various expenses, partially offset by an increase of $32 thousand in travel and related miscellaneous expenses.

Professional Fees

Our professional fees increased by $139 thousand from $361 thousand in our 2000 fiscal year to $500 thousand in our 2001 fiscal year. The increase is directly attributable to expenses incurred in connection with our recent registration of our common stock under Section 12(g) of the Securities Exchange Act of 1934, as amended, which resulted in our becoming a "fully reporting company." Related legal expenses incurred by us were $159 thousand and consulting expenses were $72 thousand. Our expenditures for FDA-related legal expenses decreased by $43 thousand in our 2001 fiscal year.

Bad Debt Expense

Our bad debt expense decreased by $96 thousand dollars from $118 thousand in our 2000 fiscal year to $22 thousand in our 2001 fiscal year. Following our change of management in early 2000, we adopted a policy to reduce uncollectible receivables by reducing our sales to non-consumer oriented retailers. Accordingly, management has not provided for a reserve for uncollectible receivables on our balance sheet.

Settlement Expenses

Our settlement expenses increased by $170 thousand from $505 thousand in our 2000 fiscal year to $675 thousand in our 2001 fiscal year. The primary component of our 2000 fiscal year settlements was our settlement with Costco Wholesale Corporation ($400 thousand) that related to their return of our drugs of abuse tests following receipt of the FDA warning letter. The primary components of 2001 fiscal year settlements were our settlements with Vivian Younger ($184 thousand, in a combination of cash [$76 thousand] and shares of our common stock [valued $108 thousand]), PBM ($157 thousand non cash charge, as a result of certain warrants granted to Dr. Kang in connection with the PBM Agreement), and the FDA ($250 thousand, 60 percent of which is to be paid by us and 40 percent of which is to be paid by Mr. Morris, but has been guaranteed by us). See Legal Proceedings. See also Note 12 to the Consolidated Financial Statements for further description of these claims.

Equity in Losses of Spectrum Analytics, Inc.

Until April 2, 2002, 50 percent of Spectrum's equity was owned by the Company and 50 percent was owned by Drs. Rojas and Moretti. Effective that date, the Company purchased the equity owned by Drs. Rojas and Moretti. During the year ended December 31, 2001, the Company allocated $85 thousand in expenses to Spectrum, consisting of salary, rent, utilities, and other operating costs, advanced $171 thousand to Spectrum and its vendors, and paid $30 thousand to Spectrum for confirmatory tests performed for the benefit of purchasers of the Company's Drugs of Abuse tests. The net financial impact to the Company for all of such activities was a net investment of $236 thousand in Spectrum.

Interest Expense

Our aggregate interest expense, including the beneficial conversion feature of convertible debentures that we issued in 2000 and the amortization of the value ascribed to warrants issued in connection with the convertible debentures, decreased by $205 thousand. Such debentures were converted during 2000 into 3,195,177 shares of our common stock. The primary components of our interest expense included $79 thousand to Camel and other parties for operating interest and $51 thousand of non-cash expense to PBM in connection with PBM Note. See
Note 6 to the Consolidated Financial Statements.

Discussions of Certain Events

Management believes that the presentation of our operating results, as set forth above, requires a brief discussion of certain events that occurred during our 2001 fiscal year for a meaningful analysis of the results of our operations for that year. During our 2000 fiscal year, management continued the efforts that it commenced when it took office in the first half of our 2000 fiscal year. These efforts included defending and settling certain litigation arising from events that occurred in our 1999 fiscal year or earlier, addressing regulatory issues with the FDA and the impact on our business therefrom, and registering our common stock with the Securities and Exchange Commission in preparation for commencement of its quotation on the OTC Bulletin Board.

The impact on our Statement of Operations generated by the settlement of litigation during our 2001 fiscal year was $675 thousand. Included in that figure is $76 thousand of cash to be paid during the next fourteen months to one of our former executive officers. Also included in that figure is $108 thousand of non-cash expense, related to shares of our common stock. The remaining $73 thousand represents cash settlements for two other pre-2000 fiscal year disputes. Further, our Statement of Operations provides for $157 thousand of settlement expense to a related party, such sum represents a non-cash item generated by the PBM Agreements, and we had a related interest charge of $51 thousand of non-cash expense to PBM in connection with the PBM Note. Management believes that the financial exposure faced by the Company was mitigated through each of these settlements.

We settled the administrative complaint brought by the FDA, which action was commenced shortly after we received our 510(k) OTC clearances from the FDA for our Drugs of Abuse tests. The FDA process commenced with our receipt of warning letters in July of 1999. It was, and remains, management's belief that we were in full compliance with the then current laws and administrative regulations. The effect of the FDA's warning letters on our business and our ability to collect our accounts receivable and increase our sales was material. As discussed elsewhere in this Annual Report, we were unable to conduct our business in accordance with our business plan. The effects of the FDA issues in our 2001 fiscal year were as follows: (i) we entered into a Settlement Agreement that provided for cash payments by us in the amount of $150 thousand and a Guaranty by us of Mr. Morris' cash payments in the additional amount of $100 thousand; (ii) we incurred $89 thousand in legal fees directly attributable to defending and settling the issues raised in the FDA administrative complaint,
(iii) we authorized the return and the destruction of $263 thousand of our drugs of abuse tests, and (iv) we paid an aggregate of $40 thousand more in commissions on certain sales of our Drugs of Abuse tests -- we paid commissions at our 1999 commission rate rather than at our 2001 commission rate because the Drugs of Abuse tests that were the subject of the commissions had been shipped to a major customer of ours in our 1999 fiscal year; however, as a direct result of the FDA's June 1999 warning letter, the customer modified our payment terms to a consignment sale payment. Certain of the Drugs of Abuse tests that we had shipped to it during our 1999 fiscal year were not sold until our 2000 fiscal year and we did not reach an agreement on the commission rate until our 2001 fiscal year.

We registered our common stock under Section 12(g) of the Securities Exchange Act of 1934, as amended. This registration was a prerequisite to the commencement of our market-makers quoting bid and asked prices for our common stock on the OTC Bulletin Board. We incurred $219 thousand in legal, accounting, consulting, and printing fees in that endeavor. On April 1, 2002, Equitrade Securities filed a Form 211 with NASD Regulation, Inc. On May 14, 2002, NASD Regulation, Inc. provided formal clearance for Equitrade to submit unpriced quotations for our common stock on the OTC Bulletin Board.

Nine Months Ended September 30, 2001 Compared to Nine Months Ended September 30, 2000

The following discussion sets forth our historical results of operations and financial condition for the nine months ended September 30, 2001 and 2000. The information contained in the following table has been derived from unaudited, internally prepared data.

                                               NINE MONTHS ENDED SEPTEMBER 30,
                                           -------------------------------------
                                                  2001               2000
                                           ------------------- -----------------
                                           $ (000S)      %     $ (000S)     %
                                           --------   -------  --------  -------

NET SALES                                    2,330      100.0   1,583     100.0
     Cost of Sales                             983       42.2     378      23.9
                                            ------    -------  ------     -----
     Gross Profit                            1,347       57.8   1,205      76.1
                                            ======    =======  ======     =====


OPERATING EXPENSES
     Selling, general and administrative     1,022       43.9   1,149      72.6
     Professional Fees                         213        9.1     253      16.0
     Bad Debt Expense                           14        0.1     118       7.5
     Depreciation and Amortization              51        2.2      15       0.9
     Settlement Expenses                       171        7.3      --        --
     Loss from Asset Impairment                 --         --      24       1.5
                                            ------    -------  ------     -----
          Total Operating Expenses           1,471       62.6   1,559      98.5
                                            ======    =======  ======     =====


INCOME (LOSS) FROM OPERATIONS                 (124)      (5.3)   (354)    (22.4)
     Interest Expense                          (48)      (2.1)    (19)     (1.2)
     Interest Expense - related parties        (42)      (1.8)     --       --
     Equity in losses of Spectrum Analytics   (184)      (7.9)     --       --
     Extraordinary Gain (Loss)
       On Settlement of Debt                    63        2.7      (5)     (0.3)
     Income Tax Expense (Benefit)                2        --       (2)     (0.1)
                                             ------    -------  ------     -----
          Net Income (Loss)                   (337)     (14.5)   (380)    (24.0)
                                             ======    =======  ======     =====


Net sales

In July of 1999, we received a warning letter from the FDA with respect to the consumer versions of our drugs of abuse tests, and as a result, we chose not to pursue additional distribution channels for our consumer products and ceased all advertising for them. Orders from our consumer-oriented customers did not begin to recover until we received the 510(k) OTC clearances for our First Check tests for drugs of abuse from the FDA in July and October of 2000. Management believes that our receipt of the FDA warning letter during the second half of our 1999 fiscal year and the first half of our 2000 fiscal year, caused certain of our customers minimized their sales efforts for our drugs of abuse products, others reduced the amount and frequency of their reorders or completely stopped reordering those products, and certain others returned their inventory for partial or full credit. Accordingly, the two nine-month periods are not entirely comparable.

Our gross revenues increased by 65% from $1.7 million in the first nine months of 2000 to $2.8 million in the first nine months of 2001. Management believes that the main cause of the increase is a resumption of normal, recurring sales and promotional activity for our drugs of abuse tests following our receipt of 510(k) OTC clearances from the FDA.

                                              REVENUE BY PRODUCT $ (000S)
                                         NINE MONTHS ENDED   NINE MONTHS ENDED
                                          SEPTEMBER, 2000     SEPTEMBER, 2001
                                          ---------------     ---------------

Drugs of Abuse Tests - FDA 510(k),
  Professional Use                             $  326             $  186
Drugs of Abuse Tests - FDA 510(k) OTC           1,271              2,145
Alcohol Tests                                      17                 92
Colorectal Tests                                  103                385
Cholesterol Tests                                   0                 35
                                               ------             ------
                                               $1,718             $2,843
                                               ======             ======

Gross profit

Gross profit increased 12% from $1.2 million in the first nine months of 2000 to $1.35 million in the first nine months of 2001. The increase in gross profit was primarily attributable to the increase in revenues described above, a decrease in the price of certain components of our products, such as, packaging materials and a significant decrease in our fulfillment costs, such as, packaging labor, primarily as a result of our decision to terminate our use of an outside fulfillment house and to employ our personnel to perform the fulfillment functions.

Selling, general, and administrative expenses

Selling, general, and administrative expenses, as a percentage of net revenues, decreased 28.7% from $1.149 million in the first nine months of our 2000 fiscal year to $1.022 million in the first nine months of our 2001 fiscal year. The decrease is primarily attributable to: (i) a decrease in rent expense based on the Company relocating and consolidating its Corporate offices, lab and warehouse operations, totalling approximately $42 thousand and (ii) a decrease in promotional expense of approximately $55 thousand.

Professional fees

Professional fees decreased by approximately $40 thousand during the first nine months of our 2001 fiscal year in comparison with the prior period, primarily due to the reduction in legal fees between the periods. In the prior period, we incurred significant legal fees in connection with the processing of the Company's 510(k) OTC clearance applications with the FDA for the consumer versions of the Company's First Check family of diagnostic tests, all of which 510(k) OTC clearances were received during our 2000 fiscal year.

Bad debt expense

In connection with certain accounts receivable generated through the efforts of prior management, and in connection with sales of our products prior to our receipt of the FDA warning letter in 1999, the Company generated certain accounts receivable that current management determined to write off in our 1999 fiscal year and in the first nine months of our 2000 fiscal year. Management believes that, subsequent to September 30, 2000, the Company's internal credit management procedures and the quality of the Company's customers have resulted in allowances for doubtful accounts receivable of less than $10 thousand and for additional bad debt expenses of less than $10 thousand. The Company's bad debt expense for the nine months ended September 30, 2000, was $118 thousand, in comparison with $14 thousand for the current period. The Company's allowance for doubtful accounts receivable at September 30, 2000, was $5 thousand and at September 30, 2001, was $7 thousand.

Effects of Adjustments for Certain Events

Management believes that a presentation of our operating results, net of certain events that occurred during our 2000 fiscal year and the first nine months of our 2001 fiscal year would provide a more meaningful analysis of the recent results of our operations. As set forth below, none of these events that occurred during the first nine months of our 2001 fiscal year affected our cash position. Please see the Results of Operations -- Year Ended December 31, 2000 Compared to Year Ended December 31, 1999, for an analysis of such events during our last fiscal year.

During our 2000 fiscal year, we entered into settlement agreements with certain of our former consultants, received a gain on settlement with certain of our former vendors (Tower Marketing - $27,000 gain, Premiere Entertainment - $7,500 gain, LC Shipping, Inc. - $2,000 gain, and sundry items under $1,000 each - $9,500), and settled certain litigation with a current customer that related to types of products referenced in the FDA warning letter. With the exception of the gain on settlement, the genesis of the settled disputes was from prior years.

During the first nine months of our current fiscal year, Princeton BioMeditech Corporation, a New Jersey corporation ("PBM") controlled by Jemo Kang, one of our directors, and we executed a series of agreements that related to certain outstanding obligations of the Company to PBM. In connection with those agreements, we issued to Dr. Kang a series of warrants. The accounting treatment for the issuance of such warrants resulted in a non-cash charge of approximately $157 thousand. See Item 7. Certain Relationships and Related Transactions. -- Princeton BioMeditech Corporation / Jemo Kang.

During our 2000 fiscal year, management decided to write-off the value of certain patent rights that we were not exploiting. The accounting treatment for our determination that such asset was impaired resulted in a non-cash charge of $24 thousand which was represented as "loss from asset impairment" on our September 30, 2000 Consolidated Statements Of Operations.

Set forth below, in tabular format are the adjustments and their net effect upon our net loss for the nine months ended September 30, 2001 and 2000.

                                           NINE MONTHS ENDED SEPTEMBER 30,
                                       -------------------------------------
                                             2001                 2000
                                       -----------------    ----------------
                                       $ (000S)      %      $ (000S)     %
                                       -------     -----    -------    -----

REVENUES                                2,330      100.0     1,583     100.0
                                        =====      =====     =====     =====
EVENTS
     Extraordinary (Gain) Loss
       On Settlement of Debt              (63)      (2.7)       --        --
     Settlement Expenses*                 171        7.3        --        --
                                        -----      -----     -----     -----
     Loss from Asset Impairment            --         --       24        1.5
          Total Adjustments               108        4.6       24        1.5
                                        =====      =====     =====     =====

* Transaction generated from current settlement on pre-2000 activity.

Six Months Ended June 30, 2001 Compared to Six Months Ended June 30, 2000

The following discussion sets forth our historical results of operations and financial condition for the six months ended June 30, 2001 and 2000. The information contained in the following table has been derived from for the periods indicated from our consolidated financial statements.

                                                 SIX MONTHS ENDED JUNE 30,
                                          --------------------------------------
                                                 2001                 2000
                                          -----------------     ---------------
                                          $ (000S)      %       $ (000S)    %
                                          --------    -----     -------   -----

REVENUES                                    1,768     100.0       777     100.0
     Cost of Revenues                         688      38.9       196      25.2
                                            -----     -----      ----     -----
     Gross Profit                           1,080      61.1       581      74.8
                                            =====     =====      ====     =====


OPERATING EXPENSES
     Selling, general and administrative      663      37.5       800     103.0
     Professional Fees                        112       6.3       168      21.6
     Bad Debt Expense                          14       0.8        20       2.6
     Depreciation and Amortization             34       1.9        10       1.3
     Litigation Settlements                   161       9.1        --        --
     Loss from Impairment of Asset             --        --        24       3.1
                                            -----     -----      ----     -----
          Total Operating Expenses            984      55.7      1022     131.6
                                            =====     =====      ====     =====


INCOME (LOSS) FROM OPERATIONS                  96       5.4      (441)    (56.8)
     Interest Expense                         (55)     (3.1)      (18)     (2.4)
     Equity in losses of Spectrum
       Analytics, Inc.                       (117)     (6.6)       --        --
     Extraordinary Gain (Loss)                 62       3.5        (5)     (1.6)
     Benefit for Income Tax                     2       0.0         2       0.3
                                            -----     -----      ----     -----
          Net Loss                           (16)      (0.9)     (462)    (58.9)
                                            =====     =====      ====     =====

Revenues

In July of 1999, we received a warning letter from the FDA with respect to the consumer versions of our drugs of abuse tests, and as a result, we chose not to pursue additional distribution channels for our consumer products and ceased all advertising for them. Orders from our consumer-oriented customers did not begin to recover until we received the 510(k) OTC clearances for our First Check tests for drugs of abuse from the FDA in July and October of 2000. Management believes that, during the second half of our 1999 fiscal year (upon our receipt of the FDA warning letter) and the first half of our 2000 fiscal year, certain of our customers minimized their sales efforts for our drugs of abuse products, others reduced the amount and frequency of their reorders or completely stopped reordering those products, and certain others returned their inventory for partial or full credit. Accordingly, the two six-month periods are not entirely comparable.

Our revenues increased by 127.5% from $777 thousand in the first six months of 2000 to $1.8 million in the first six months of 2001. Management believes that the main cause of the increase is a resumption of normal, recurring sales and promotional activity for our drugs of abuse tests following our receipt of 510(k) OTC clearance from the FDA.

                                              REVENUE BY PRODUCT $ (000S)
                                         SIX MONTHS ENDED     SIX MONTHS ENDED
                                             JUNE, 2000          JUNE 2001
                                          ---------------     ---------------

Drugs of Abuse Tests - FDA 510(k),
  Professional Use                             $  103             $  143
Drugs of Abuse Tests - FDA 510(k) OTC             587              1,647
Alcohol Tests                                      10                 84
Colorectal Tests                                   84                260
Cholesterol Tests                                   0                 21
                                               ------             ------
                                               $  784             $2,155
                                               ======             ======

Gross profit

Gross profit increased 85.9% from $581 thousand in the first six months of 2000 to $1.1 million in the first six months of 2001. The increase in gross profit was primarily attributable to the increase in revenues described above, a decrease in the price of certain components of our products (e.g., packaging) and a significant decrease in our fulfillment costs, primarily as a result of our decision to terminate our use of an outside fulfillment house and to employ our personnel to perform the fulfillment functions.

Selling, general, and administrative expenses

Selling, general, and administrative expenses, as a percentage of net revenues, decreased from 103% in the first six months of our 2000 fiscal year to 37.5% in the first six months of our 2001 fiscal year. The decrease is primarily attributable to decreases in promotional expense of $110 thousand, a reduction salaries and wages of $50 thousand and a reduction in rent of $24 thousand due to the consolidation of our corporate office and warehouse operations.

Effects of Adjustments for Certain Events

Management believes that a presentation of our operating results, net of certain events that occurred during our 2000 fiscal year and the first six months of our 2001 fiscal year would provide a more meaningful analysis of the recent results of our operations. As set forth below, none of these events that occurred during the first six months of our 2001 fiscal year affected our cash position. Please see the Results of Operations -- Year Ended December 31, 2000 Compared to Year Ended December 31, 1999, for an analysis of such events during our last fiscal year.

During our 2000 fiscal year, management decided to write-off the value of certain patent rights that we were not exploiting. The accounting treatment for our determination that such asset was impaired resulted in a non-cash charge of $24 thousand (represented as "loss from asset impairment" on our June 30, 2000 Consolidated Statements Of Operations).

During the first six months of our current fiscal year, Princeton BioMeditech Corporation, a New Jersey corporation ("PBM") controlled by Jemo Kang, one of our directors, and we executed a series of agreements that related to certain outstanding obligations of the Company to PBM. In connection with those agreements, we issued to Dr. Kang a series of warrants. The accounting treatment for the issuance of such warrants resulted in a non-cash charge of approximately $161 thousand. See Item 7. Certain Relationships and Related Transactions. -- Princeton BioMeditech Corporation / Jemo Kang.

Set forth below, in tabular format are the adjustments and their net effect upon our operating income (loss) for the six months ended June 30, 2001 and 2000.

                                             SIX MONTHS ENDED JUNE 30,
                                    ------------------------------------------
                                          2001                      2000
                                    ----------------          ----------------
                                    $ (000S)     %            $ (000S)     %
                                    -------    -----          -------    -----

REVENUES                              1,768    100.0              777    100.0
                                     ======    =====             ====    =====
EVENTS

     Vendor Settlement Gain             (62)    (3.5)              --       --
     Litigation Settlement *            161      9.1               --       --
     Fixed Asset Write-off               --       --               24      3.1
          Total Adjustments              99      5.6               24      3.1
                                     =======   ======            ====    =====

Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

The following discussion sets forth our historical results of operations and financial condition for the years ended December 31, 2000 and 1999. The information contained in following table has been derived for the periods indicated from our consolidated financial statements that have been examined by Kelly & Co., independent accountants.

                                                    YEAR ENDED DECEMBER 31,
                                              ----------------------------------
                                                    2000               1999
                                              ----------------  ----------------
                                              $ (000S)     %    $ (000S)      %
                                              --------   -----  --------   -----

NET SALES                                       2,272    100.0    3,146    100.0
     Cost of Sales                                535     23.5    1,586     50.4
                                                -----    -----    -----    -----
     Gross Profit                               1,737     76.5    1,560     49.6
                                                =====    =====    =====    =====
OPERATING EXPENSES
     Selling, general and administrative        1,276     56.2    1,729     54.9
     Sales Commissions, Related Party             223      9.8      361     11.5
     Professional Fees                            361     15.9      217      6.9
     Bad Debt Expense                             118      5.2      101      3.3
     Depreciation and Amortization                 45      2.0       39      1.2
     Settlement Expenses                          505     22.2       --       --
     Loss from Asset Impairment                    24      1.1       --       --
                                                -----    -----    -----    -----
          Total Operating Expenses              2,552    112.4    2,447     77.8
                                                =====    =====    =====    =====


LOSS FROM OPERATIONS                            (815)    (35.9)   (887)   (28.2)
     Interest Expense                           (336)    (14.8)     --       --
     Interest Expense, Related Party              (3)      (.1)    (26)    (0.8)
     Extraordinary Gain on Settlement of
       Debt, Net of Tax Effect of $0              46       2.0      --       --
     Provision for Income Taxes                   (1)       --      (1)      --
                                               ------    ------  ------   ------
          Net (Loss)                          (1,109)    (48.8)   (914)   (29.0)
                                               ======    ======  ======   ======

Net sales

Management believes that our $3.1 million of revenues in our 1999 fiscal year were primarily generated by the initial and re-stocking orders of certain significant retail outlets. In July of 1999, we received a warning letter from the FDA with respect to the consumer versions of our drugs of abuse tests, as a result of which we chose not to pursue additional distribution channels for our consumer products and ceased all advertising for them.

Orders from our consumer-oriented customers did not begin to recover until we received the 510(k) OTC clearances for our First Check tests for drugs of abuse from the FDA in July and October of 2000. Management believes that, upon our receipt of the FDA warning letter during the second half of our 1999 fiscal year and the first half of our 2000 fiscal year, certain of our customers minimized their sales efforts for our drugs of abuse products, others reduced the amount and frequency of their reorders or completely stopped reordering those products, and certain others returned their inventory for partial or full credit. Consequently, in our 2000 fiscal year, our revenues decreased 27.8% from the 1999 fiscal year. See Part II. Item 2. Legal Proceedings.

Before we commenced marketing our drugs of abuse tests to the professional market in the mid-1990's, we had received 510(k) clearance from the FDA for that market. Thereafter, we also commenced marketing our drugs of abuse tests to the consumer market in the belief that we did not require any further approvals to enter that market with those tests. Prior to our receipt of the FDA warning letter, management had come to the belief that meaningful, long-term revenue growth for the Company was more likely to occur in the retail, rather than in the professional, channel. Thus, we commenced a shift to focus our distribution and marketing emphasis from the professional channel, such as, laboratories, hospitals, and governmental agencies, to the retail consumer channel, such as, retail drug, mass merchandise, and supermarkets. This shift in marketing emphasis resulted in a decrease in sales of $441 thousand to the professional channel in 2000.

                                                   REVENUE BY PRODUCT $ (000S)
                                                         1999       2000
                                                        ------     ------

Drugs of Abuse Tests - FDA 510(k), Professional Use     $   72     $   39
Drugs of Abuse Tests - FDA 510(k) OTC                    2,712      2,303
Alcohol Tests                                              267         97
Colorectal Tests                                           173         89
Fertility Tests                                              5          0
Less discounts and allowances                              (83)      (256)
                                                        ------     ------
                                                        $3,146     $2,272
                                                        ======     ======

Gross profit

Gross profit increased 11.4% from $1.6 million in 1999 to $1.7 million in 2000. The increase in gross profit, notwithstanding the decrease in revenues, was primarily attributable to a decrease in the price of certain components of our products, such as packaging materials, and a significant decrease in our fulfillment costs, such as, packaging labor, primarily as a result of our decision to terminate our use of an outside fulfillment house and to employ our own personnel to perform the fulfillment functions.

Selling, general, and administrative expenses

Selling, general, and administrative expenses decreased 26.2% from $1.7 million in 1999 to $1.3 million in 2000. The decrease is primarily attributable to: (i) a decrease in salaries of $104 thousand due to reductions in our workforce; and
(ii) a decrease in promotional expense of $344 thousand due to promotional activities undertaken in 1999 prior to receipt of the FDA warning letter that were not repeated in 2000; as offset by (iii) the recognition of a gain of $124 thousand in 1999 related to the settlement of a dispute with our former president. See Note 12 to the Consolidated Financial Statements. Management expects that our promotional expenses will increase in 2001 as we attempt to continue to increase our revenues.

Sales commissions to a related party

Sales commissions to a related party decreased 38.2% from $361 thousand in 1999 to $223 thousand in 2000. The decrease is attributable to a reduction in the commission rate paid to a company owned by a former director and previously partially owned by a current officer and director, from 15% to 7.5%, which rate reduction was offset by increased sales attributable to the efforts of such related party. See Note 10 to the Consolidated Financial Statements. See also
Item 7. Certain Relationships and Related Transactions.

Professional Fees

The increase in professional fees between the two years is primarily the result of (i) legal and other professional costs incurred in the processing of the Company's 510(k) OTC clearance applications with the FDA for the consumer versions of the Company's First Check family of diagnostic tests, all of which 510(k) OTC clearances were received during our 2000 fiscal year and (ii) increased fees to our auditors for the work performed in our 2000 fiscal year.

Settlement expenses

Litigation settlements increased by $505 thousand as the result of claims that were settled in 2000. See Note 12 to the Consolidated Financial Statements for further description of one of these claims.

Loss from asset impairment

The Company periodically evaluates its long-lived assets for potential impairment. Whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, as demonstrated by the projected undiscounted cash flows associated with the assets compared to the carrying amounts, an impairment loss is recognized. In 2000, management determined that the Company would no longer pursue utilization of its intangible assets, consisting of patent and patent application costs and recognized an impairment loss of $24,255. There was no impairment present at December 31, 1999.

Interest expense

Interest expense increased by $310 thousand and is primarily attributable to the beneficial conversion feature of our convertible debentures and to the amortization of the value ascribed to warrants issued in connection with the convertible debentures. Such debentures were converted during 2000 into 3,195,177 shares of our common stock. See Note 6 to the Consolidated Financial Statements.

Extraordinary gain on settlement of debt

During our 2000 fiscal year, we received gains on settlement with certain of our former vendors: Tower Marketing - $27,000, Premiere Entertainment - $7,500, LC Shipping, Inc. - $2,000, and sundry items under $1,000 each - $9,500.

Effects of Certain Events

Management believes that a presentation of our operating results, net of certain events that occurred during our 2000 fiscal year and the first nine months of our 2001 fiscal year would provide a more meaningful analysis of the recent results of our operations. As set forth below, certain of these events that occurred during our 2000 fiscal year did not affect our cash position; whereas, others did. Please see the Results of Operations -- Nine Months Ended September 30, 2001 Compared to Nine Months Ended September 30, 2000, for an analysis of such events during the first nine months of our 2001 fiscal year.

During our 2000 fiscal year, we sold certain debentures that were convertible into shares of our common stock and granted to the debenture holders warrants for the purchase of additional shares of our common stock. The accounting treatment for the conversion of the debentures resulted a non-cash beneficial conversion adjustment of approximately $206 thousand and in amortization of the value ascribed to those warrants of approximately $104 thousand.

Collectively, these are the major components of the $337 thousand of interest shown on our 2000 Consolidated Statements Of Operations.

During our 2000 fiscal year, management decided to write-off the value of certain patent rights that we were not exploiting. The accounting treatment for our determination that such asset was impaired resulted in a non-cash charge of $24 thousand, which is represented as "loss from asset impairment" on our 2000 Consolidated Statements Of Operations.

During our 2000 fiscal year, we entered into settlement agreements with certain of our former consultants, received a gain on settlement with certain of our former vendors (Tower Marketing - $27,000 gain, Premiere Entertainment - $7,500 gain, LC Shipping, Inc. - $2,000 gain, and sundry items under $1,000 each - $9,500), and settled certain litigation with a current customer that related to types of products referenced in the FDA warning letter. With the exception of the gain on settlement, the genesis of the settled disputes was from prior years.

Management does not believe that any equivalent adjustments are appropriate for our 1999 fiscal year. Set forth below, in tabular format are the adjustments and their net effect upon our operating loss for our 2000 and 1999 fiscal years.

                                                  YEAR ENDED DECEMBER 31,
                                         --------------------------------------
                                               2000                 1999
                                         -----------------   ------------------
                                         $ (000S)     %       $ (000S)     %
                                         --------   ------    --------   ------

REVENUES                                   2,272     100.0      3,146     100.0
                                          ======    ======     ======    ======
EVENTS

     Convertible Debenture Interest          310      13.6         --        --
     Extraordinary Gain on
            Settlement                       (46)     (2.0)        --        --
     Settlement Expenses*                    521      22.9         --        --


     Consultant Settlements *                 43       1.9         --        --
     Loss from Asset Impairment *             24       1.1         --        --
          Total Adjustments                  852      37.5         --        --
                                          ------    ------     ------    ------
NET (LOSS)                                (1,108)    (48.8)      (913)    (29.0)
                                          ------    ------     ------    ------
LOSS FROM OPERATIONS (NET OF EFFECTS)       (257)    (11.3)      (913)    (29.0)
                                          ======    ======     ======    ======

* Transaction generated from current settlement on pre-2000 activity.


LIQUIDITY AND CAPITAL RESOURCES

To date, we have financed our activities principally through cash flow from operations, debt financing and equity issuances, and advances from related parties. Our auditor's report for our 2000 and 2001 fiscal years contains a "going concern" opinion. We have negative working capital. As of March 31, 2002, our current liabilities are approximately $1.3 million larger than our current assets, and our total liabilities are approximately $1.8 million larger than our total assets. Since the change in management in the first half of 2000, the Company initially focused on solving the issues raised in the FDA warning letter, negotiating term agreements with its customers, and stabilizing the distribution network of its products. Further, management attended to obtaining availability of term and revolving debt, as discussed below. Finally, management attempted to increase the number of distributors and retail channels that sold the Company's products. As a result of these efforts, management believes that the stability of the Company's financial affairs and the outlook for its business prospects have improved during the preceding two years. However, the Company currently does not have any material, additional sources of liquidity available, whether from internal or external sources.

In July of 2000, we entered into a line of credit agreement with Citadel Capital Management Corporation ("Citadel") and Larry Osaki. The agreement provided us with a line of credit in an amount up to $250 thousand. In September of 2001, and in substitution therefor, we also executed our $250 thousand promissory note in favor of Citadel Capital Management Group, name Citadel adopted in April of 2001. Interest accrues on the promissory note at the rate of 10% simple interest per annum and we may prepay any or all of the obligation without penalty. As of the date of this Registration Statement, we owe Citadel approximately $330 thousand. See Item 7. Certain Relationships and Related Transactions -- Citadel Capital Management Corporation; New World Capital Markets, Inc. / G. Wendell Birkhofer.

On February 20, 2001, we entered into a Loan and Security Agreement with Camel Financial, Inc. ("Camel"), and a Subordination Agreement with Citadel and Camel. The Loan and Security Agreement provides us with up to $250 thousand of advances against our available accounts receivable. The Loan and Security Agreement expires on March 1, 2002, subject to automatic annual renewals, unless otherwise terminated in writing by either Camel or us not later than 30 days prior to the end of an annual term. For outstanding balances under $100 thousand, interest accrues at the rate of three percent per month; for outstanding balances in excess of $100 thousand, interest accrues at the rate of two and one-half percent per month; in no event shall the monthly interest be less than $2,500. The interest rate is subject to change by an amount equivalent to a change in the prime rate as published by the Wall Street Journal. In connection with the Loan and Security Agreement, Camel, Citadel, and we executed a Subordination Agreement, on February 20, 2001, pursuant to which Citadel subordinated its first position security interest in our assets to Camel. As of the filing of this registration statement, our outstanding balance due Camel is $0.

As of March 31, 2002, we had cash and cash equivalents of $112 and negative working capital of $1.3 million. Cash provided by operating activities for the three months ended March 31, 2002, amounted to $268 thousand. Cash used in investing activities for the three months ended March 31, 2002, amounted to $78 thousand, primarily related to amounts invested in and advanced to Spectrum. Cash used in financing activities for the three months ended March 31, 2002, amounted to $191 thousand and consisted primarily of repayments of long-term obligations.

Cash used by operating activities for the year ended December 31, 2001, amounted to $397 thousand. Cash used in investing activities for the year ended December 31, 2001, amounted to $254 thousand and consisted of $17 thousand used to purchase equipment and $237 thousand invested in and advanced to Spectrum. Cash provided by financing activities for the year ended December 31, 2001, amounted to $637 thousand and consisted primarily of issuances of notes payable, net of repayments.

Cash used by operating activities for the nine months ended September 30, 2001, amounted to $443 thousand. Cash used in investing activities for the nine months ended September 30, 2001, amounted to $156 thousand and consisted of cash used to purchase equipment and increases in our investment in advances to Spectrum. Cash provided by financing activities for the nine months ended September 30, 2001, amounted to $584 thousand and consisted primarily of increases in our amounts due financial institutions on our lines of credit, proceeds from the issuance of our common stock, net against repayments on our notes payable.

Cash used by operating activities for the six months ended June 30, 2001, amounted to $2 thousand. Cash used in investing activities for the six months ended June 30, 2001, amounted to $140 thousand and consisted primarily of cash used to purchase equipment and increases in advances to Spectrum Analytics, Inc. Cash provided by financing activities for the six months ended June 30, 2001 amounted to $128 thousand and consisted primarily of increases in our lines of credit with financial institutions.

Cash used by operating activities for the year ended December 31, 2000, amounted to $609 thousand. Cash used in investing activities for the year ended December 31, 2000, amounted to $65 thousand and consisted of cash used to purchase equipment. Cash provided by financing activities for the year ended December 31, 2000, amounted to $682 thousand and consisted primarily of issuances of notes payable, net of repayments.

We have sustained significant losses during 2001 and 2000, have experienced negative cash flows from operations since inception, have had difficulties generating sufficient cash flow to meet obligations and sustain our operations, and have a stockholders' capital deficiency that raises substantial doubt about our ability to continue as a going concern. Our ability to meet our obligations in the ordinary course of business is dependent upon our ability to raise additional financing through public or private equity or debt financings and to operate profitably. While management believes that such funding will be available, the ability to obtain and the adequacy of such funding, if any, are uncertain. Further, the terms of our May 2001 debt settlement with PBM restrict our ability to borrow from banks or other institutional lenders, as PBM is not obligated to subordinate its priority to such lenders for our obligations in excess of $300 thousand.

The Company has settled various litigation (See Legal Proceedings in Part 11.
Item 2.) which have resulted in the Company agreeing to significant settlement payments in the future. As of the date of this filing, the Company has not made the July or August payments due Costco ($12,500 each), was late on the May payment due Costco, resulting in the issuance of three default warrants per the settlement agreement (for the purchase of an aggregate of approximately 142,500 shares at an average exercise price of approximately $0.275 per share), and has not made either the second and third payments due Vivian Younger nor the first twoscheduled monthly payments thereafter ( for an aggregate of $20,357 owing), the first payment due the FDA, the first payment due to Dr. and Mrs. Niccole ($5,000), or the balance of the stipulated judgment due IBC ($20,000).

The Company's plan for its 2002 fiscal year includes an increased level of sales, both to our current customers and to certain additional, similarly situated customers. Management believes that the Company's relations with its current customers, and the results of management's meaningful discussions with various additional potential customers, warrants that level of optimism. Of course, no assurance can be provided that such additional sales will occur, that they will provide sufficient margins to provide positive cash flow, or that the Company will be able to afford to produce and ship that increased level of our products. The Company also believes that the sales and debt trends established by current management subsequent to the receipt of the 510(k) OTC clearances from the FDA will provide the Company with the flexibility to reduce the current level of its debt or to re-finance such debt on terms that are more favorable to the Company, such as an increased level of credit availability and lower costs. No assurance can be provided that the Company's lenders will agree with management on the Company's potential prospects or that the lenders will provide such expanded financial availability. As discussed above, if we are unable to increase our levels of equity or debt and to operate profitably, we will face difficulties in continuing our business operations.

SEASONALITY AND INFLATION

Management does not believe that our business is subject to material seasonal fluctuations. Our results of operations and financial position are presented based upon historical cost. Although management cannot accurately anticipate the effect of inflation on our operations, they do not believe inflation is likely to have a material adverse effect on our net sales or results of operations.

RECENT ACCOUNTING PRONOUNCEMENTS

Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended, is effective for us beginning December 31, 2001. SFAS No. 133 requires that an entity recognize all derivatives as either assets or liabilities measured at fair value. Management is currently evaluating the effect that implementation of the new standards will have on our results of operations and financial position. However, due to our limited use of derivative instruments, adoption of SFAS No. 133 is not expected to have a significant effect on our consolidated balance sheets, statements of operations, or statements of cash flows.

SFAS No. 141, "Business Combinations," is effective July 1, 2001, and establishes accounting and reporting standards to reflect only the purchase method of accounting for business combinations. The adoption of SFAS No. 141 will not have a material impact on our financial statements, as we do not have any business combinations in process or planned as of the date of this Registration Statement.

SFAS No. 142, "Goodwill and Other Intangible Assets," is effective for all fiscal years beginning after December 15, 2001, and establishes accounting and reporting standards for goodwill and other intangible assets. We are not required to adopt the new statement until the year ending December 31, 2002. Management is currently evaluating the effect that implementation of the new standard will have on our results of operations and financial position. However, adoption of SFAS No. 142 is not expected to have a significant effect on our consolidated balance sheets, statements of operations, or statements of cash flows.

ITEM 3. DESCRIPTION OF PROPERTY.

FACILITIES

We lease approximately 10,000 square feet of space at 13 Spectrum Pointe Drive, Lake Forest, California 92630, where we maintain our offices and production operations. The five-year lease of these facilities expires October 15, 2005, and provides for a monthly rental of approximately $10,500 per month, including common expenses. We sublease approximately 710 square feet under three short-term agreements for a total of approximately $1,650 per month, of which one subtenant is Cyber Marketing, who made rental payments during the nine-month period ended September 30, 2001, in the amount of $2,700. See Item 7. Certain Relationships and Related Transactions -- Cyber Marketing Concepts, Inc. / James
G. Barrons. Spectrum's operations are also conducted from our facility under a separate sublease. The Company believes these facilities are adequate to accommodate its requirements for the foreseeable future.

We do not own any real property.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

Except as otherwise indicated by footnote, the following table sets forth certain information regarding the beneficial ownership of Common Stock at August 15, 2002 , by (i) each person, including any "group" as that term is used in
Section 13(d)(3) of the Securities Exchange Act of 1934, known by management to own beneficially more than 5% of our outstanding Common Stock, (ii) each of our directors, and (iii) all of our executive officers and directors of the Company as a group.

                                                   BENEFICIAL OWNERSHIP
                                         ---------------------------------------
NAME AND ADDRESS(1)                      NUMBER OF SHARES    PERCENTAGE OF CLASS
--------------------                     ----------------    -------------------

Daniel G. McGuire(2)                         377,429                 2.2%
Francisco Rojas(3)                           350,160                 2.0%
Jemo Kang(4)                               2,612,666                14.8%
James G. Barrons(5)                          407,500                 2.4%
G. Wendell Birkhofer(6)                      110,000                   *
David M. Jeranko(7)                          375,041                 2.2%
Jeffrey H. Nicholas(8)                        10,000                   *
Citadel Capital Management Group(9)          950,000                 5.5%
Princeton Biomeditech Corporation(10)      2,612,666                14.8%
Kevin J. Gadawski                               --                     *
All directors and
     executive officers
     as a group (8 persons)                4,232,796                23.6%


(1) We believe that all persons have full voting and investment power to the shares. Under the rules of the Securities and Exchange Commission, a person, or group of persons, is deemed to be a "beneficial owner" of a security if he or she, directly or indirectly, has or shares the power to vote or to direct the voting of such security. Accordingly, more than one person may be deemed to be a beneficial owner of the same security. A person is also deemed to be a beneficial owner of any security, which that person has the right to acquire within 60 days, such as warrants, or options to purchase shares of the Company's common stock.

(2) Includes 342,429 shares beneficially owned by Mr. McGuire, plus options, exercisable by Mr. McGuire as of, or within 60 days of, the date of this Registration Statement, to purchase up to 25,000 shares at an exercise price of $0.25 per share, expiring on May 9, 2006, and up to 10,000 shares, at an exercise price of $0.35, expiring on October 30, 2006. Mr. McGuire's address is c/o Worldwide Medical Corporation, 13 Spectrum Pointe Drive, Lake Forest, California 92630.

(3) Includes 290,160 shares beneficially owned by Dr. Rojas, plus options exercisable by Dr. Rojas as of, or within 60 days of, the date of this Registration Statement, to purchase up to 10,000 shares, at an exercise price of $0.35, expiring on October 30, 2006. Dr. Rojas' address is c/o Spectrum Analytics, Inc., 13 Spectrum Pointe Drive, Lake Forest, California 92630.

(4) Includes 266,666 shares beneficially owned by Dr. Kang and (i) 70,000 shares owned by two individuals who have agreed to transfer record ownership of such shares to Dr. Kang's designees, (ii) 50,000 shares owned by Dr. Kang's spouse,
(iii) 1,564,000 shares owned by Dr. Kang's sons, as to which shares Dr. Kang disclaims beneficial ownership, plus 150,000 shares issued in the name of, and to be delivered to, PBM in the event that any principal under our promissory note to PBM remains unpaid or unconverted as of June 30, 2002, warrants, exercisable by Dr. Kang as of, or within 60 days of, the date of this Registration Statement, to purchase up to (a) 246,000 shares at an exercise price of $0.30 per share, expiring on December 31, 2002, and (b) 246,000 shares at an exercise price of $0.40 per share, expiring on December 31, 2003, and options, exercisable by Dr. Kang as of, or within 60 days of, the date of this Registration Statement, to purchase up to 10,000 shares at an exercise price of $0.25 per share, expiring in April of 2005, and up to 10,000 shares, at an exercise price of $0.35, expiring on October 30, 2006. The shares referenced herein do not include 150,000 shares issued in the name of, and deliverable to, PBM in the event that any principal under our promissory note to PBM remains unpaid or unconverted as of January 1, 2003, and the 1,515,000 shares issued in the name of PBM as partial security for our obligations under our promissory note to PBM. Dr. Kang's address is c/o Princeton BioMeditech Corporation, 4242 U.S. Route 1, Monmouth Junction, New Jersey 08852-1905.

(5) Includes 279,500 shares beneficially owned by Mr. Barrons and (i) 82,000 shares owned by an individual who has provided Mr. Barrons with voting power in respect of such shares and (ii) 18,000 shares owned by an individual who has provided Mr. Barrons with voting and investment power in respect of such shares, as to which 100,000 shares Mr. Barrons disclaims beneficial ownership, plus options, exercisable by Mr. Barrons as of, or within 60 days of, the date of this Registration Statement, to purchase up to 18,000 shares at an exercise price of $0.25 per share, expiring at various dates from April to June of 2005, and up to 10,000 shares, at an exercise price of $0.35, expiring on October 30, 2006. Mr. Barrons' address is c/o Cyber Marketing Concepts, Inc., 13 Spectrum Pointe Drive, Lake Forest, California 92630.

(6) Includes 100,000 shares owned by New World Capital Markets, Inc. ("New World") or its affiliates, who have provided Mr. Birkhofer voting power for such shares and as to which 100,000 shares Mr. Birkhofer disclaims beneficial ownership, plus options to purchase up to 10,000 shares, at an exercise price of $0.35, expiring on October 30, 2006. Mr. Birkhofer's address is c/o New World Capital Markets, Inc., 1206 Coast Village Circle, G, Santa Barbara, California 93108.

(7) Includes 345,041 shares beneficially owned by Mr. Jeranko and 2,000 shares owned by Mr. Jeranko's daughter, as to which shares Mr. Jeranko disclaims beneficial ownership, plus options, exercisable by Mr. Jeranko as of, or within 60 days of, the date of this Registration Statement, to purchase up to 18,000 shares at an exercise price of $0.25 per share, expiring at various dates from April to June of 2005, and up to 10,000 shares, at an exercise price of $0.35, expiring on October 30, 2006. Mr. Jeranko's address is c/o Alante Insurance Agency, 23456 Madero, Suite 250, Mission Viejo, California 92691.

(8) Represents options, exercisable by Mr. Nicholas as of, or within 60 days of, the date of this Registration Statement, to purchase up to 10,000 shares at an exercise price of $0.35, expiring on October 30, 2006. Mr. Nicholas' address is c/o Fox Rothschild O'Brien & Frankel LLP, 997 Lenox Drive, Building 3, Lawrenceville, New Jersey 08648-2311.

(9) Includes 950,000 shares beneficially owned by Citadel. Citadel's address is 251 S. Lake Avenue, 10th Floor, Pasadena, California 91101.

(10) Includes 266,666 shares beneficially owned by Dr. Kang and (i) 70,000 shares owned by two individuals who have agreed to transfer record ownership of such shares to Dr. Kang's designees, (ii) 50,000 shares owned by Dr. Kang's spouse, (iii) 1,564,000 shares owned by Dr. Kang's sons, as to which shares Dr. Kang disclaims beneficial ownership, plus 150,000 shares issued in the name of, and to be delivered to, PBM in the event that any principal under our promissory note to PBM remains unpaid or unconverted as of June 30, 2002, warrants, exercisable by Dr. Kang as of, or within 60 days of, the date of this Registration Statement, to purchase up to (a) 246,000 shares at an exercise price of $0.30 per share, expiring on December 31, 2002, and (b) 246,000 shares at an exercise price of $0.40 per share, expiring on December 31, 2003, and options, exercisable by Dr. Kang as of, or within 60 days of, the date of this Registration Statement, to purchase up to 10,000 shares at an exercise price of $0.25 per share, expiring in April of 2005, and up to 10,000 shares, at an exercise price of $0.35, expiring on October 30, 2006. The shares referenced herein do not include 150,000 shares issued in the name of, and deliverable to, PBM in the event that any principal under our promissory note to PBM remains unpaid or unconverted as of January 1, 2003, and the 1,515,000 shares issued in the name of PBM as partial security for our obligations under our promissory note to PBM. Dr. Kang's address is c/o Princeton BioMeditech Corporation, 4242 U.S. Route 1, Monmouth Junction, New Jersey 08852-1905.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

Our executive officers and directors are:

      Name                 Age                    Office
      ----                 ---                    ------

Daniel G. McGuire           48       President, Chief Executive Officer, and
                                     Chairman of the Board of Directors
Francisco J. Rojas          43       Chief Scientific Officer and Director
Kevin J. Gadawski           34       Chief Operating Officer and Chief Financial
                                     Officer
Jemo Kang                   60       Director
James G. Barrons            62       Director
G. Wendell Birkhofer        69       Director
David M. Jeranko            41       Director
Jeffrey H. Nicholas         47       Director


Daniel G. McGuire joined us as a director in October of 2000 and as an officer since April of 2000 when he was elected to serve as our President and Chief Executive Officer. Mr. McGuire continues to serve in this capacity at the present time. Mr. McGuire was the president of Worldwide Sales Management Corporation ("Worldwide Sales"), an entity that provided sales, marketing, and financial consulting services to consumer package goods manufacturers specializing in the retail drug, mass and supermarket channels of distribution from 1977 through 2000. See Item 7. Certain Relationships and Related Transactions for information about our relationship with Worldwide Sales.

Francisco J. Rojas, Ph.D., joined us in January of 1997 as our Director of Research for Reproductive Endocrinology & Immunology and currently serves as our Chief Scientific Officer. He also has served as one of our directors since May of 2001. Dr. Rojas received his Ph.D. in Endocrinology in 1997 from the Medical College of Georgia. He completed his postgraduate work in Cell and Molecular Biology in Georgia, and his work in cell Biology at Baylor College of Medicine in Houston, Texas. Dr. Rojas received a Doctoral Degree in Biochemistry from the University of Chile, Santiago, Chile. Dr. Rojas was an Associate Professor and Director of Laboratory of Reproductive Endocrinology and Infertility at the Department of Obstetrics and Gynecology, University of California, Irvine, from 1986 to 1996. Dr. Rojas owns 25% of Spectrum. See Item 7. Certain Relationships and Related Transactions -- Spectrum Analytics, Inc. / Francisco Rojas, Ph.D.

Kevin J. Gadawski, CPA, joined us as our Chief Operating Officer and Chief Financial Officer in May of 2002. From May of 2001 to May of 2002, Mr. Gadawski served as the Chief Financial Officer of California Software Corporation in Irvine, CA. From June of 2000 through May of 2001, Mr. Gadawski was the Chief Financial Officer for e-net Financial.com in Costa Mesa, CA. His primary duties included financial reporting and financial management. For the five years prior to that, Mr. Gadawski served in various capacities including Director of Internal Audit and Divisional Controller with Huffy Corporation in Miamisburg, Ohio. Mr. Gadawski began his career in the audit department of KMPG Peat Marwick, LLP.

Jemo Kang, Ph.D., joined us as a director upon our formation in 1996 and served as co-chair of our board of directors between November of 2000 and November of 2001. For more than the past five years, Dr. Kang has been the President and Chief Executive Officer of PBM, a privately held biotech manufacturer of diagnostic devices located in Princeton, New Jersey, that develops, manufactures, and distributes rapid, point of care diagnostic products, including products similar to those sold by the Company. See Item 7. Certain Relationships and Related Transactions -- Princeton BioMeditech Corporation / Jemo Kang. Dr. Kang also serves as a director of Spectral Diagnostics, Inc. ("SDI"), an Ontario, Canada, corporation whose shares are traded on the Toronto Stock Exchange. SDI develops and sells membranes and reagents for the detection of biochemical markers that are indicative of disease and manufactures its "Cardiac STATus" tests.

James G. Barrons, joined us as a director in February of 2000, and currently serves as both a director and as an officer in his role as Secretary of the Board of Directors. Mr. Barrons retired from his position as Manager of Information Technology Business Operations for Radar Systems Group at Hughes Electronics in June of 1996. Most recently, in August of 2000, Mr. Barrons formed Cyber Marketing Concepts, Inc. ("Cyber Marketing"), a company that markets and distributes our products via the Internet. See Item 7. Certain Relationships and Related Transactions -- Cyber Marketing Concepts, Inc. / James
G. Barrons.

G. Wendell Birkhofer, joined us as a director in October of 2001. Mr. Birkhofer is an Investment Banking/Venture Capital Consultant. For more than the preceding five years, Mr. Birkhofer has been a consultant to New World, an investment banking boutique with offices in Santa Barbara, California, and affiliated offices located in Washington D.C. and Zurich, Switzerland. Since January of 2000, Mr. Birkhofer has been a consultant to Citadel, a venture capital investment company located in Pasadena, California. See Item 7. CertainRelationships and Related Transactions -- Citadel Capital Management Corporation; New World Capital Markets, Inc. / G. Wendell Birkhofer.

David M. Jeranko, joined us as a director in April of 2000 and continues to serve in that capacity. For more than the past five years, Mr. Jeranko has owned and operated Alante Insurance Agency, a property and casualty insurance agency in Mission Viejo, California.

Jeffrey H. Nicholas, Esq., joined us as a director in October of 2000 and continues to serve in such capacity. Mr. Nicholas is a business law attorney and a partner in the Philadelphia law firm of Fox, Rothschild, O'Brien & Frankel, LLP. In the course of his practice, Mr. Nicholas and his firm routinely represent PBM and Dr. Kang. See Item 7. Certain Relationships and Related Transactions -- Princeton BioMeditech Corporation / Jemo Kang. Mr. Nicholas also serves as a director of Met-Pro Corporation ("MPR"), a Delaware corporation whose securities are traded on the New York Stock Exchange. MPR specializes in product recovery/pollution control equipment for purification of air and liquid corrosive, abrasive, and high temperature liquids.

Each of our directors has been elected to serve until the next meeting of stockholders. Except as described below, there are no arrangements or understandings between any director and any other person pursuant to which any person was elected or nominated as a director. Following our 2001 Annual Meeting of Stockholders and in connection with the agreements that we memorialized with PBM on May 9 of 2001, the Company and its current directors reached the following understandings with respect to service of certain of our directors:

- For so long as the Company remains indebted to PBM under its Convertible Secured Promissory Note dated as of January 1, 2001, and except as otherwise required by the bylaws, our board of directors will not call a special or annual meeting of our stockholders for the purpose of electing or replacing directors if the purpose of such meeting would be inconsistent with the terms of the understandings;

- For so long as the Company owes at least $350 thousand to PBM, neither our board of directors nor our management will take any action to remove Mr. Nicholas as a director;

- Once our financial obligations to PBM have been reduced to less than $350 thousand, Mr. Nicholas has agreed to resign as one of our directors;

- Until our financial obligations to PBM have been fully satisfied, and if our board of directors nominates a slate for election of directors at any annual or special meeting of stockholders, our board of directors has indicated that it will continue to nominate Dr. Kang or an individual nominated by him, with the exception of Mr. Nicholas, for re-election as one of our directors;

- Until our financial obligations to PBM have been fully satisfied, and if our board of directors nominates a slate for election of directors at any annual or special meeting of stockholders, and if our board of directors solicits proxies from our stockholders:

a. the named proxy holders shall be the entire board of directors;

b. each of our directors has agreed to vote his shares for the nominated slate; and

c. none of our directors shall solicit any other proxies.

- Until our financial obligations to PBM have been fully satisfied, each of our directors has agreed not to solicit consents to elect or replace any of our directors, unless each of our directors agrees with such solicitation;

Except as described below, our executive officers serve at the discretion of the Board of Directors. Article III, Section 8 of our Amended Bylaws provides that, for so long as we are indebted to PBM and if at such time Dr. Kang is one of our Directors, he shall have the right to veto decisions by our other Directors with respect to the selection, retention, and terms and conditions of employment of our Chief Executive Officer, President, Chief Operating Officer, and Chief Financial Officer. In connection with the PBM Agreements, Dr. Kang agreed not to exercise his veto right from and after the date on which the outstanding principal of the PBM Note did not exceed $531,513.37. As of the date of this Registration Statement, the outstanding principal is approximately $476 thousand. However, until we have reduced the principal amount of the PBM Note to less than $256,513.37, Dr. Kang maintains his veto rights if we are in default on our payment obligations under the PBM Note. See Item 7. Certain Relationships and Related Transactions -- Princeton BioMeditech Corporation / Jemo Kang. The Company has not made any of the required monthly payments due PBM since April of 2002. The company has received verbal agreement from a representative of PBM to suspend all payments until September of 2002.

Mr. McGuire acts as our president and chief executive officer pursuant to an employment agreement, the material terms of which are described in Item 6. Executive Compensation.

ITEM 6. EXECUTIVE COMPENSATION.

EXECUTIVE COMPENSATION

On April 4, 2000, Daniel G. McGuire became the President of the Company and entered into an Employment Agreement with us. We pay Mr. McGuire an annual base salary of $125,000 and a monthly car allowance of $600. In addition, Mr. McGuire is entitled to an annual bonus, calculated as a percentage of our pre-tax net income. Mr. McGuire was awarded a special bonus by the board in the amount of $20,000 based on successful resolution of various issues facing the Company during the year ending December 31, 2000. The initial term of the Employment Agreement was for six months, with an additional, automatic extension of six months that was exercised. Thereafter, the Employment Agreement continues in effect until terminated by either party.

The Employment Agreement contains two concurrent termination provisions; the "reducing termination entitlements" and the "standard termination entitlements." As of October 4, 2001, Mr. McGuire was entitled to a reducing termination entitlement in an amount equivalent to six month's base salary. For each month thereafter that Mr. McGuire remains employed by us, the reducing termination entitlement is reduced by one month, such that, effective April 4, 2002, the reducing termination entitlements will have been eliminated. We are obligated to pay to Mr. McGuire a standard termination entitlement, or an amount equivalent to one year's base salary and any vacation or bonus accrued to the date of such termination, in the event that we terminate him without cause or that he resigns for good reason after a change of control of the Company. The Employment Agreement defines good reason as (i) our failure to honor any of our material obligations; (ii) a significant adverse change in the nature or scope of his authorities, powers, functions, responsibilities, or duties; (iii) a reduction in his base salary, or the termination or a reduction of his rights to any continuing employee benefit; or (iv) certain travel-related issues.



SUMMARY COMPENSATION TABLE

                                                                                       LONG-TERM COMPENSATION
                                                                         -------------------------------------------------
                                                                                  AWARDS
                                                                         -----------------------
                                     ANNUAL COMPENSATION                              SECURITIES    PAYOUTS
                      ------------------------------------------------   RESTRICTED   UNDERLYING    -------       ALL
     NAME AND                                             OTHER ANNUAL     STOCK      OPTIONS/       LTIP        OTHER
PRINCIPAL POSITION    YEAR         SALARY        BONUS    COMPENSATION     AWARD        SAR'S       PAYOUTS   COMPENSATION
------------------    ----         ------        -----    ------------     -----        -----       -------   ------------

Daniel G. McGuire     2001      $125,000(1)     $0          $7,200                       (4)
                      2000       $93,750(1)     $20,000     $7,200                       (2)


H. Thad Morris        2000       $17,717(3)      - 0 -       - 0 -         - 0 -        - 0 -        - 0 -       - 0 -
                      1999       $93,750         - 0 -       - 0 -         - 0 -        - 0 -        - 0 -       - 0 -









                                       38

(1) Mr. McGuire's annualized base compensation for the Company's 2000 fiscal year was $125,000. He became the Company's President and Chief Executive Officer on April 4, 2000.

(2) In May 2001, Mr. McGuire was granted options to purchase 25,000 shares of the Company's common stock at $0.25 per share vesting over 36 months.

(3) Mr. Morris resigned as of April 4, 2000.

(4) In October of 2001, Mr. McGuire was granted options to purchase 10,000 shares of the Company's common stock at $0.35 per shares vesting over 36 months.

DIRECTOR COMPENSATION

Each director receives an annual fee of $10,000, plus a $500 fee per board meeting and options to purchase 10,000 shares of the Company's common stock.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

Princeton BioMeditech Corporation / Jemo Kang

Dr. Jemo Kang, one of our directors, and who, together with members of his family constitutes the Company's largest block of stockholders, is the owner, President, and Chief Executive Officer of PBM, a privately held biotech manufacturer of diagnostic devices located in Princeton, New Jersey, rapid, point of care diagnostic products, including products similar to those sold by the Company. PBM develops, manufactures, and distributes rapid, point of care diagnostic products including products similar to those sold by the Company. Management has been advised by representatives of PBM that its marketing and the distribution of its products does not compete with ours and that PBM's distribution through the channels that we currently use is limited; accordingly, as of the date of this Registration Statement, the Company and PBM do not consider themselves to be competitors. However, in the event that either PBM or we modify or expand our distribution channels, we could become competitors with each other.

Prior to May of 1998, we purchased substantially all of our diagnostic tests from PBM, under an agreement that granted us certain non-exclusive distribution rights to various diagnostic tests produced by PBM. During such time period, PBM advised our then-current management that,PBM supplied customers in addition to us and that the terms and conditions under which we purchased product from PBM were no less favorable, and, in certain instances, more favorable, than the terms and conditions under which PBM supplied other entities. During such time period, we did not pay for all of the product that we purchased from PBM, such that, by May of 1998, PBM alleged that we owed it approximately $656 thousand. In connection with that obligation, as well as certain other issues related the belief by our then-current management that PBM may have materially breached its agreements with us and the breakdown in communicating between PBM's management and ours, the agreements between the two companies were terminated.

On May 8, 2001, PBM and we executed a series of documents (the "PBM Agreements") that were effective as of January 1, 2001. The framework of the economic terms of the PBM Agreements were negotiated for us by Mr. McGuire and for PBM by Dr. Kang. Further negotiation of that framework occurred at a meeting of our board of directors in October of 2000 through the efforts of Mr. McGuire and our counsel and Dr. Kang and his and PBM's counsel, Mr. Nicholas. At that meeting, our Board of Directors, with Dr. Kang abstaining from the vote and periodically removing himself from the meeting, as appropriate, approved the framework of the economic terms of the PBM Agreements and then nominated Mr. Nicholas to serve as one of our directors. Following our Board's approval of the framework of the economic terms, further substantial negotiations between our representatives, primarily Mr. McGuire and our counsel, and representatives of PBM, primarily Jeffrey Nicholas, occurred until the definitive PBM Agreements were drafted and executed. Management believes that the PBM Agreements were negotiated on an arm's length basis and are as fair as to the Company as the Company could have obtained from a non-affiliated third party, although we did not seek a formal opinion from a third party as to this conclusion.

At the core of the PBM Agreements is our secured, convertible promissory note in favor of PBM in the initial amount of approximately $632 thousand (the "PBM Note"), as we had previously paid PBM $25 thousand in reduction of our obligation to it. PBM and we agreed not to include any cash component in the PBM Agreements in respect of any interest that might have accrued through the effective date of the PBM Agreements. Under the PBM Note, our payments are determined by the quantity of our test products that we sell on a weekly basis. The amount of each of our weekly payments is based on an increasing scale, commencing at the rate of $0.25 per test sold, which rate increases every six months until from and after July 1, 2003, when the rate is fixed at $1.00 per test sold. If we sell shares of our common stock to any third party while we still owe any principal under the PBM Note, we are obligated to make additional principal payments to PBM, as follows:

- 15% of the cash proceeds if we sell shares at a per-share price of up to $0.75; and

- 10% of the cash proceeds if we sell shares at a per-share price in excess of $0.75.

The $0.75 threshold is subject to adjustment if we declare a stock dividend or if we subdivide, combine, or reclassify our common stock. Since the signing of the PBM Agreements, through December 21, 2001, and including the initial $25,000 payment, we have paid PBM approximately $147,000 of principal on the PBM Note and no interest. During our 1999 and 2000 fiscal years, we did not pay PBM any sums.

The PBM Note is secured by all of the Company's assets, together with 1,515,000 shares of our common stock. We have conditionally issued a certificate representing these shares in the name of PBM. This certificate is held by our counsel as collateral agent for the benefit of PBM. PBM may not exercise its rights as a secured creditor against our assets, other than the 1,515,000 shares of common stock, except in the event of our bankruptcy, an assignment for the benefit of our creditors, our liquidation, or in the event that we are acquired in certain kinds of merger or asset sales transactions. PBM may exercise its rights as a secured creditor against the 1,515,000 shares of our common stock in those events, as well as in other standard events of default, such as our failure to pay our obligations to PBM or other parties timely. PBM has not provided the Company with any indication that it considers the Company to be in breach of its obligations under the PBM Note or that PBM has any current rights to initiate foreclosure under the terms of the Company's security agreement with it. PBM has agreed to subordinate our obligation under the PBM Note to any bank or other institutional indebtedness that we may obtain to a maximum of $300 thousand of such indebtedness.

PBM may convert some or all of the unpaid principal of the PBM Note into shares of our common stock at any time through and including September 30, 2002. The initial conversion price is $0.40 per share, which price is subject to adjustment if we were to declare a stock dividend or were to split our stock. If PBM were to provide us with a conversion notice, we could pre-pay the amount of principal specified in such notice for conversion, thereby precluding such conversion. If our common stock trades for an average of not less than $2.00 during any period of 30 consecutive trading days, we can provide PBM with written notice of our decision to shorten the conversion period to 30 days. To date, PBM has not elected to convert any unpaid principal amounts into shares of our common stock.

We also conditionally issued PBM 300,000 shares of our common stock, portions of which are deliverable to PBM on various dates beginning on January 1, 2002, in the event that, as of such dates, any principal amount under the PBM Note remains unpaid or unconverted, with the balance of the 300,000 shares to be issued to PBM if the PBM Note is not paid in full by September 30, 2003. 75,000 of such shares were deliverable to PBM on January 1, 2002, and and additional 75,000 of such shareswhich were deliverable to PBM on June 30, 2002. By its terms, the PBM Note is not interest bearing.

In connection with our issuance of the PBM Note, we issued to Dr. Kang a series of warrants for the purchase of our common stock, exercisable as follows:

- 164,000 shares, exercise price of $0.20 per share, expiry of December 31, 2001, which were exercised by Dr. Kang in December of 2001;

     - 246,000 shares, exercise price of $0.30 per share, expiry of December 31, 2002; and
     - 246,000 shares, exercise price of $0.40 per share, expiry of December 31, 2003.

The Company has not made any of the required monthly payments due PBM since April of 2002. The Company has received verbal agreement from a representative of PBM to suspend all payments until September 2002.

Worldwide Sales Management Corporation and TKR Investments, Inc. / Daniel G. McGuire and Thomas K. Ramstead

Through March of 2000, the Company was a party to a sales agreement with Worldwide Sales, an enterprise owned by Daniel G. McGuire and Thomas K. Ramstead, a former director of Worldwide. The agreement provided that we would pay to Worldwide Sales a 15% commission on sales it generated in North America and Mexico. Worldwide Sales and we agreed to reduce the commission rate from and after April of 2000, when Mr. McGuire became our President and disassociated himself from Worldwide Sales. Commencing on January 1, 2001, we entered into a replacement sales agreement with TKR Investments, Inc. ("TKR"), an enterprise owned by Mr. Ramstead. The agreement provides for a guaranteed retainer at the rate of $8,000 per month, a commission that varies between 2.5% and 4% depending on incremental net sales, and interest at the rate of eight percent per annum for all retainer and commission payments not timely made. TKR or we may terminate this agreement upon 120 days' written notice. If terminated, we have agreed to continue paying TKR its retainer and commissions in an amount equal to the average for the prior three months during the 120-day period. Cash payments to Worldwide Sales for the years ended December 31, 1999, and 2000, and for the nine months ended September 30, 2001 were, respectively, $271,379, $160,199, and none. Cash payments to TKR Investments, Inc. for the years ended December 31, 1999, and 2000, and for the nine months ended September 30, 2001 were remitted only during the nine month period ended September 30, 2001 for $63,000. For the years ended December 31, 1999 and 2000, the commissions payable to Worldwide Sales by the Company were $374 thousand and $223 thousand, respectively. As of the date of this filing, there are no amounts owing to Worldwide Sales. As of December 31, 2001, the Company owed TKR approximately $156 thousand in commissions (approximately $170 thousand as of March 31, 2002). In June of 2002, TKR elected to convert approximately $106 thousand of its commissions owed into 427,172 shares of the Company's restricted common stock. In addition, during July of 2002, TKR elected to convert $62.5 thousand of its commissions owed into two and one-half half units of the Company's debenture offering - See Item 4. Recent Sales Of Unregistered Securities. As of the date of this filing, the Company owes TKR approximately $45 thousand in accrued commissions (including TKR's monthly retainer).

Cyber Marketing Concepts, Inc. / James G. Barrons

Effective August 9, 2000, Cyber Marketing and we entered into an Exclusive Marketing Rights Contract. Cyber Marketing is owned by James G. Barrons, one of our directors. During the two-year term of the agreement, and any annual extensions thereafter, subject to either party's providing 180- days' written notice to the other of its intention not to renew the agreement, we granted to Cyber Marketing the exclusive rights to market our products on the Internet. Cyber Marketing will pay us our standard wholesale and distributor prices for any product that it purchases and we will provide it with all advertising incentives and promotional allowance accorded to other of our major customers. During the eight-month period between November of 2000 and June of 2001, we paid Cyber Marketing consulting fees of $3,000 per month to update our website and to subsidize, on a partial basis, their full-time sales representative for our professional products, or $6,000 and $12,000 respectively, for the year ended December 31, 2000, and the nine-month period ended September 30, 2001. Cash payments from Cyber Marketing were $481 and $72,630 for the respective periods. Further Cyber Marketing is a subtenant of ours under short-term lease. During the year ended December 31, 2001, Cyber Marketing paid us $5,400 in rent. See
Item 3. Description of Property -- Facilities.

Citadel Capital Management Corporation; New World Capital Markets, Inc. / G. Wendell Birkhofer

Effective July 6, 2000, we entered a $250 thousand line of credit agreement with Citadel and Larry Osaki. In September of 2001, and in substitution for the line of credit agreement, we executed our $250 thousand promissory note in favor of Citadel. Interest accrues thereon at the rate of 10% simple interest per annum and we may prepay any or all of the obligation without penalty. As of the date of this Registration Statement, we owe Citadel approximately $250 thousand. In July of 2001, we paid to Citadel a one-time fee of $25,000 through the issuance of 100,000 shares of our restricted common stock. As of the date of this amended Registration Statement, we owe Citadel $330 thousand. During our 2000 fiscal year, we paid to Citadel $50 thousand of principal and $315 of interest. During our 2001 fiscal year, we did not make any payments of principal or interest to Citadel. See Item2. Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources and Item 4. Recent Sales of Unregistered Securities. For more than the preceding five years, Mr. Birkhofer has been a consultant to New World and between January of 2000 and January of 2002, Mr. Birkhofer was a consultant to Citadel. He joined us as a director in October of 2001.

Spectrum Analytics, Inc. / Francisco Rojas, Ph.D.

On January 1, 2001, the Company, Dr. Francisco Rojas, our Chief Scientific Officer and one of our Directors, and Dr. Ines Moretti formed Spectrum Analytics, Inc. ("Spectrum"), a California corporation that provides gas chromatography/mass spectrometry ("GC/MS") confirmatory analysis for our First Check customers. GC/MS is a combination of sophisticated instrumentation and techniques that can accurately confirm the presence of and identify a drug of abuse in a biological specimen. From inception through April 3, 2002, 50% of Specturm's equity was owned by the Company and 50% of its equity was owned by Drs. Rojas and Moretti. Effective that date, the Company purchased Drs. Rojas and Moretti's interest in Spectrum for the following consideration: the Company issued 50,000 shares of its common stock with an estimated fair market value of $21,500 and forgave $57,940 due from an entity owned by Dr. Moretti through which she held her ownership of Spectrum. As a result, beginning in the second quarter of 2002, Spectrum is a wholly owned subsidiary of the Company.

ITEM 8. DESCRIPTION OF SECURITIES.

COMMON STOCK

We are authorized to issue 30,000,000 shares of Common Stock, of which 17,157,278 shares were issued and outstanding at August 16, 2002, and held of record by approximately 250 stockholders. The record holders of validly issued and outstanding shares of Common Stock are entitled to one vote per share on all matters to be voted on by the stockholders.

The holders of Common Stock are entitled to such dividends, if any, as may be declared by the Board in its discretion out of funds legally available for that purpose, and to participate pro rata in any distribution of our assets upon liquidation. In the event of our liquidation, all assets available for distribution are distributable among the holders of the Common Stock according to their respective holdings.

The holders of Common Stock do not have any pre-emptive or conversion rights, nor are there any redemption rights with respect to the Common Stock. The outstanding shares of Common Stock are, and the shares of Common Stock being offered hereby, when issued and paid for, will be, validly issued, fully paid, and non-assessable and not subject to further call or assessment by us. We do not have any anti-takeover provisions in our Certificate of Incorporation or Bylaws.

TRANSFER AGENT

Interwest Stock Transfer Co., Inc., currently acts as transfer agent and registrar for our Common Stock.

                                     PART II

ITEM 1. MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

Price Range of Common Stock and Dividend Policy. The Company's Common Stock was quoted on the Pink Sheets under the symbol "WMED" for all periods presented in the table including May 14, 2002, and thereafter, is quoted on the OTC Bulletin Board. The following table indicates quarterly high and low bid price per share of the Common Stock. These prices represent quotations among dealers without adjustments for retail mark-ups, markdowns or commissions, and may not represent actual transactions.

                                                HIGH                LOW
                                               -------            -------

FISCAL YEAR ENDED DECEMBER 31, 1999

First Quarter                                  $  1.00            $0.5625
Second Quarter                                 $ 3.375            $ 0.625
Third Quarter                                  $ 3.125            $  1.25
Fourth Quarter                                 $  1.75            $ 0.875


FISCAL YEAR ENDED DECEMBER 31, 2000

First Quarter                                  $1.4375            $  0.68
Second Quarter                                 $  0.68            $  0.25
Third Quarter                                  $ 0.375            $  0.24
Fourth Quarter                                 $  0.45            $  0.18


FISCAL YEAR ENDED DECEMBER 31, 2001

First Quarter                                  $  0.41            $  0.18
Second Quarter                                 $  0.60            $  0.28
Third Quarter                                  $  0.76            $  0.26
Fourth Quarter                                 $  0.81            $  0.23

FISCAL YEAR ENDED DECEMBER 31, 2002

First Quarter                                  $  0.43            $  0.32
Second Quarter                                 $  0.40            $  0.23
July 1 thru August 16                          $  0.35            $  0.23

The closing price of the Company's Common Stock as of August 15, 2002, was $0.28. At August 15, 2002, the Company had approximately 250 stockholders of record of its Common Stock.

To date, the Company has not declared or paid any dividends. Payment of dividends, if any, on our Common Stock, is dependent upon the amounts of future after-tax earnings, if any, of the Company and is subject to the discretion of our Board of Directors. The Board of Directors is not legally obligated to declare dividends, even if the Company is profitable. The Company intends to employ all available funds to finance the growth of its business and, accordingly, does not intend to declare or pay any dividends in the foreseeable future.

ITEM 2. LEGAL PROCEEDINGS.

On February 2, 2001, the Company, H. Thad Morris, Patti A. Evanoff, and Daniel
G. McGuire were named in an administrative complaint, styled In the Matter of Worldwide Medical Corporation, a corporation, and Daniel G. McGuire, H. Thad Morris, and Patti A. Evanoff, individuals, by the FDA, FDA Docket Number 01-H-0065. The FDA alleged that the Company, Mr. Morris, Ms. Evanoff, and Mr. McGuire committed 138, 82, 56, and 30 violations, respectively, of 21 U.S.C.
Section 331(a) of the Federal Food Drug and Cosmetic Act. The allegations relate to First Check test products that the Company shipped prior to receipt of 510(k) clearances from the FDA. The FDA sought to assess civil penalties of $15 thousand per alleged violation against the respondents. The Company responded on behalf of Ms. Evanoff, Mr. McGuire, and itself, and defended such parties vigorously. In April of 2002, a settlement was executed by all parties. None of the parties admitted liability or that any violations had occurred; however, as a matter of settlement only, the Company agreed to tender the sum of $150 thousand to the FDA on the following schedule:

- $50 thousand on or before 45 days after the filing of the Settlement Agreement with the Dockets Clerk of the FDA (filed on June 18, 2002), which initial payment has not been made and is past due;

- $50 thousand on or before the first anniversary of the filing of the Settlement Agreement with the Dockets Clerk of the FDA, which payment date is scheduled for June of 2003; and

- $50 thousand on or before the second anniversary of the filing of the Settlement Agreement with the Dockets Clerk of the FDA, which payment date is scheduled for June of 2004.

Also, as a matter of settlement only, Mr. Morris agreed to tender the sum of $100 thousand to the FDA on the following schedule, which payments the Company has guaranteed:

- $20 thousand on or before the second anniversary of the filing of the Settlement Agreement with the Dockets Clerk of the FDA, which payment date is scheduled for June of 2004; and

- $80 thousand on or before the third anniversary of the filing of the Settlement Agreement with the Dockets Clerk of the FDA, which payment date is scheduled for June of 2005.

With the exception of the Company's initial payment, interest, on all unpaid payments of the Company and Mr. Morris, accrues at the rate equal to the weekly average one-year constant maturity treasury yield for the first calendar week preceding the date of the filing of the Settlement Agreement with the Dockets Clerk of the FDA. In the event that a payment is not timely made, the interest rate thereon doubles. The FDA has retained jurisdiction and would deduct any paid amounts from the amount it would be seeking if it were to decide to proceed with its administrative complaint. Neither Mr. McGuire nor Ms. Evanoff is obligated to tender any payments under the Settlement Agreement. Upon the FDA's receipt of all payments described above, the FDA will dismiss the administrative complaint with prejudice in its entirety against all respondents and will vacate the "Initial Decisions and Order of Default and Imposition of Civil Money Penalties Upon Respondent H. Thad Morris," which decision and order became final on April 26, 2001. As of the date of this registration statement, the Company has not yet made its initial payment in the amount of $50 thousand, although that amount is now due and owing.

On August 2, 2000, the Company was named in an action, styled Vivian Younger, an individual, vs. Worldwide Medical Corporation, a California corporation, and Does 1 - 20, Orange County Superior Court, Case Number 00CC09177. Plaintiff alleged that she was wrongfully terminated as the Company's chief financial officer in August of 1999. Plaintiff has requested monetary damages, costs, and such other relief as the Court deems just and proper. The Company believes that the allegations were without merit. The parties have settled the litigation and plaintiff will receive $184 thousand in cash and shares of the Company's common stock. As of the date of this filing, the Company has remitted the first payment under the terms of the settlement agreement in the amount of $6,750. The second and third payments and the first two scheduled monthly payments thereafter (an aggregate of $20,357.16), all of which are also now due, have not been remitted by the Company. The Company is currently in discussions with plaintiff regarding options for amending the settlement agreement, which may include a one-time discounted cash payment as payment in full should the Company succeed in procuring funds to make such payment.

On September 4, 2001, the Company was named in an action, styled Michael W. and Penny D. Niccole, Trustees of the Niccole Family Trust, Dated 11/13/95 vs. Worldwide Medical Corporation, a California corporation; and Does 1-25, inclusive, Orange County Superior Court, Case Number 01CC11335. Plaintiffs allege that the Company breached its contract in its sale of shares of its common stock to Plaintiffs or that the Company misrepresented the tradability of such shares. Plaintiffs have requested "monetary damages in an amount to be proven at trial, together with interest thereon at the rate of 10 percent per annum according to proof at trial," punitive and exemplary damages, reasonable costs and attorneys' fees, and such other relief as the Court deems just and proper. The Company believes that the allegations are without merit. The parties have settled the litigation and plaintiffs will receive an aggregate of $35 thousand for their claims. Under the terms of the settlement, the Company is to remit an initial payment of $5,000 which is now due and has not yet been remitted by the Company.

On November 29, 2001, the Company was named in an action, styled Interactive Business Channel, Inc. vs. Worldwide Medical Corporation; and Does 1-50, inclusive, Orange County Superior Court, Case Number 01CC15277. Plaintiff's complaint is for breach of contract, account stated, open book account, and unjust enrichment. Plaintiffs allege that the Company breached its contract for promotional services and has failed to pay an indebtedness of $60 thousand, together with interest. Plaintiffs have requested compensatory and consequential damages "in a sum to be established according to proof"; the principal sum of $60 thousand and attorneys' fees; the "reasonable value of services rendered in the minimum sum of $60 thousand with the precise amount to be established according to proof at the time of trial"; a decree compelling the Company to disgorge "ill-gotten gains"; reasonable attorneys' fees and costs of suit, interest at the maximum permitted rate and such other relief as the Court deems just and proper. The Company believes that the allegations are without merit. The parties settled the litigation, and the plaintiff was to receive an aggregate of $55 thousand for its claims. The Company paid the initial $45 thousand of agreed upon payments. The May 15, 2002 payment due under the settlement agreement was tendered by the Company one day later than the due date called for in the settlement agreement. The Plaintiff refused acceptance of the payment and filed a motion with the court to record the Company's stipulation for judgment in the amount of $70 thousand, less credit for payments made. On June 10, 2002, the Company tendered payment in the amounts of $5 thousand for the May 2002 payment and $5 thousand for the June 2002 payment. The Plaintiff negotiated the May payment but refused to negotiate the June payment as it was marked "final payment." The Plaintiff is currently pursuing its remedies for the balance of the stipulated judgment in the amount of $20 thousand. The Company has begun verbal discussions with Plaintiff regarding settling the remaining balance with a one-time discounted cash payment should the Company be successful in procuring the funds required to make such payment.

On May 22, 2002, the Company was named in an action, styled International Cancer Alliance For Research and Education a.k.a. International Cancer Alliance vs. Worldwide Medical Corporation; and DOES 1-100, inclusive, Orange County Superior Court, Case Number 02CC066662. Plaintiff's complaint is for breach of contract, open book account, unjust enrichment, specific performance, accounting, injunctive relief and declaratory relief. Plaintiff alleges that the Company breached its contract and failed to pay plaintiff amounts equal to $0.50 per colorectal screening test kit sold by the Company commencing August 6, 1988. Plaintiff seeks general compensatory and consequential damages in a sum to be established according to proof. The Company filed an answer to the complaint on June 28, 2002, in which the Company denied all the allegations contained therein.

On May 22, 2002, the Company was named in an action, styled James Diederich vs. Worldwide Medical Corporation; and Does 1-100, inclusive, Orange County Superior Court, Case Number 02CC06663. Plaintiff's complaint is for breach of contract (failure to pay commissions), breach of contract (failure to tender stock), quantum meruit, unjust enrichment, specific performance and accounting. Plaintiff alleges that the Company failed to compensate him for services provided and seeks monetary damages in the minimum principal amount of $350,000 and 145,000 shares of the Company's common stock. The Company filed an answer to the complaint on July 3, 2002, in which the Company denied all of the allegations contained therein.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

There have been no events or conditions requiring reporting under the requirements of this item.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES.

In January of 1998, we sold and issued 30,000 shares of our restricted common stock to an individual as payment for his services as a sales representative for our products. The value ascribed to such services rendered was $30,000, or $1.00 per share. Exemption from registration for such transaction is claimed under Rule 504 of Regulation D, as promulgated by the Securities and Exchange Commission.

In June of 1998, we certificated the earlier sale and issuance of an aggregate of 10,000 shares of our restricted common stock to two holders of our seven percent note in consideration of their consent to extend the date on which payment of such notes was due. The aggregate value of such consideration was recorded on our financial statements as $3,000, or $0.30 per share. Exemption from registration for each such transaction is claimed under Rule 504 of the Securities Act.

In July of 1998, we sold and issued 5,000 shares of our restricted common stock to an individual as payment for his services as a sales representative for our products. The value ascribed to such services rendered was $5,000, or $1.00 per share. Exemption from registration for such transaction is claimed under Rule 504 of Regulation D, as promulgated by the Securities and Exchange Commission.

In December of 1998, we sold and issued 5,000 shares of our restricted common stock to an individual as payment for his services as a sales representative for our products. The value ascribed to such services rendered was $2,500, or $0.50 per share. Exemption from registration for such transaction is claimed under Rule 504 of Regulation D, as promulgated by the Securities and Exchange Commission.

In December of 1998, we sold and issued 30,000 shares of our restricted common stock to an entity as payment for its providing certain advertising services for our benefit. The value ascribed to such services was $15,000, or $0.50 per share. Exemption from registration for such transaction is claimed under Rule 504 of Regulation D, as promulgated by the Securities and Exchange Commission.

In December of 1998, we sold and issued 50,000 shares of our restricted common stock to an otherwise unaffiliated individual in consideration of the transfer to us of certain patent rights, with an ascribed value of $25,000, or $0.50 per share. Exemption from registration for such transaction is claimed under Rule 504 of Regulation D, as promulgated by the Securities and Exchange Commission. For information concerning the effect of management's decision to write-off the value of such patent rights during our 2000 fiscal year, see Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations -- Results of Operations for the Year Ended December 31, 2000 Compared to Year Ended December 31, 1999 -- Effects of Certain Events.

In March of 1999, we sold and issued an additional 10,000 shares of our restricted common stock to the same entity to which, in December of 1998, we sold and issued 30,000 shares in connection with its providing certain advertising services for our benefit. The value ascribed for such additional advertising services was $10,000, or $1.00 per share. Exemption from registration for such transaction is claimed under Rule 504 of Regulation D, as promulgated by the Securities and Exchange Commission.

In March and April of 1999, we sold and issued an aggregate of 820,239 shares of our common stock to 39 otherwise unaffiliated persons in exchange for gross offering proceeds of approximately $615,000, or $0.75 per share. Exemption from registration for such transactions is claimed under Rule 504 of Regulation D, as promulgated by the Securities and Exchange Commission.

In May of 1999, we sold and issued an aggregate of 488,571 shares of our common stock to two otherwise unaffiliated persons in exchange for gross offering proceeds of approximately $180,000, or $0.37 per share. Exemption from registration for such transactions is claimed under Rule 504 of Regulation D, as promulgated by the Securities and Exchange Commission.

In September of 1999, we sold and issued 50,000 shares of our restricted common stock to the holder of our seven percent promissory note in connection with the exercise of warrants granted to it by Worldwide California. The aggregate exercise price of the warrants was $25,000, or $0.50 per share. Exemption from registration for each such transaction is claimed under Rule 504 of the Securities Act.

In September of 2000, we certificated the July of 1999 issuance of 100,000 shares of our restricted common stock to an entity in payment of a fee owing to it in connection with its providing a line of credit to us. Although, in July of 1999, the Company's Board of Directors approved the payment of the fee through the issuance of 100,000 shares, the certificate evidencing such issuance of shares was not issued until September of 2000. The value ascribed for such fee was $25,000, or $0.25 per share. Exemption from registration for such transaction is claimed under Section 4(2) of the Securities Act.

In September of 2000, we sold and issued an additional 32,511 shares of our restricted common stock to the same entity to which, in December of 1998 and March of 1999, we sold and issued an aggregate of 40,000 shares in connection with its providing certain advertising services for our benefit. The value ascribed for such additional advertising services was $50,000, or $1.54 per share. Exemption from registration for such transaction is claimed under Rule 504 of Regulation D, as promulgated by the Securities and Exchange Commission.

In June through September of 2000, we sold and issued an aggregate principal of approximately $800,000 of our convertible debentures to 30 persons. In September of 2000, we sold and issued 3,195,177 shares of our restricted common stock to such persons in consideration of their conversion of such debentures at the conversion rate of $0.25 per share. Exemption from registration for such transactions is claimed under Section 4(2) of the Securities Act.

In October of 2001, we certificated the July and August sale and issuance of 990,857 shares of our restricted common stock to 30 persons in connection with the exercise of warrants granted to them concurrently with their purchase of our debentures in 2000. The aggregate exercise price of the warrants was approximately $200,000, or $0.20 per share. Exemption from registration for each such transactions is claimed under Section 4(2) of the Securities Act.

In March and July of 2002, we privately sold five units of our securities for an aggregate principal amount of $125,000; each unit consists of an aggregate of 12,500 shares of our common stock and one or more convertible debentures in the aggregate principal amount of $25,000, convertible into an aggregate of 50,000 shares of the Company's common stock. The initial term of each debenture is six months, subject to an extension of six months, at an annual interest rate of 10 percent. The conversion ratio for each debenture is initially set at $0.50 per share. Exemption from registration for each such transaction is claimed under Rule 506 under Regulation D of the Securities Act. The proceeds have been allocated to the securities involved based on the relative values of the instruments with any discount being amortized over the period in which the debt instrument first becomes convertible.

In March of 2002, we privately sold one unit of our securities; such unit consists of an aggregate of 250,000 shares of our common stock and one convertible debenture in the principal amount of $250,000, convertible into an aggregate of 500,000 shares of the Company's common stock. The initial term of the debenture is six months, subject to an extension of six months, at an annual interest rate of 10 percent. The conversion ratio for the debenture is initially set at $0.50 per share. Exemption from registration for such transaction is claimed under Rule 506 under Regulation D of the Securities Act. The proceeds have been allocated to the securities involved based on the relative values of the instruments with any discount being amortized over the period in which the debt instrument first becomes convertible.

From May 21, 2002 through July 29, 2002, the Company privately sold 1,444,000 shares of its common stock to twenty-three accredited investors for total proceeds of $361,000. The shares were sold at $0.25 per share. The Company recorded discounts on private placements of approximately $105,000, in addition to incurring fees associated with the private placement totalling $24,100. Of the total fees incurred, $6,600 were paid in the form of 26,400 shares of the Company's restricted common stock. Exemption from registration for such transaction is claimed under rule 506 under Regulation D of the Securities Act.

In June of 2002, the Company sold and issued 427,172 shares of its common stock in consideration of accrued sales commissions due to a related party in the amount of approximately $106,753. Exemption from registration for such transaction is claimed under Section 4(2) of the Securities Act.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Section 145 of the Delaware General Corporation Law provides in general that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any suit or proceeding because such person is or was a director, officer, employee or agent of the corporation or was serving, at the request of the corporation, as a director, officer, employee or agent of another corporation, against all expenses, including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interest of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Similar indemnity, but only for expenses, including reasonable attorneys' fees, actually and reasonably incurred, may be provided in connection with an action or suit by or in the right of a corporation, provided that such person acted in good faith and in a manner such person believed to be in or not opposed to the best interest of the corporation and except that no indemnification may be made in respect of any claim as to which such person has been adjudged to be liable to the corporation unless and only to the extent that a court shall have determined, upon application, that, despite the adjudication of liability and in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

Section 102(b)(7) of the Delaware General Corporation Law provides generally that a corporation may include a provision in its certificate of incorporation which eliminates or limits the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision may not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,
(iii) under Section 174 of the Delaware General Corporation Law or (iv) for any transaction from which the director derived an improper personal benefit. In general, section 145 of the Delaware General Corporation Law authorizes a court to award or a corporation's board of directors to grant indemnification to officers and directors in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities, including reimbursement for expenses incurred, arising under the Act.

Our Certificate of Incorporation provides that we shall, "to the full extent permitted by Section 145 of the Delaware General Corporation Law . . . indemnify all persons whom it [the Company] may indemnify pursuant thereto."

Article VII.1(a) of our Bylaws provides that, "to the extent permitted by the Delaware General Corporation Law and by the corporation's certificate of incorporation, the corporation shall indemnify and hold harmless the directors and officers of this corporation (the "Indemnified Party") against any and all losses, claims, damages, judgments, liabilities or costs, including related attorneys' fees and other costs of investigation, preparation, defense and providing evidence, whether or not in connection with litigation in which the Indemnified Party is a party, as and when such losses, claims, damages, judgments, liabilities or costs are incurred, which are directly or indirectly caused by, relating to, based upon or arising out of any act or omission on the part of the Indemnified Party in his capacity as a director, agent or fiduciary of the corporation or in connection with any transactions undertaken as a result of such relationships, including without limitation any actions taken or decisions made as a director or as a member of any committee of the Board of Directors with respect thereto."

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.


                                  WORLDWIDE MEDICAL CORPORATION
                         INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS


AS OF MARCH 31, 2002 AND 2001 AND FOR EACH OF THE THREE-MONTH PERIODS ENDED MARCH 31, 2002 AND 2001

Consolidated Balance Sheet (Unaudited) as of March 31, 2002 ...........................   F-3

Consolidated Statements of Operations (Unaudited) for
  Each of the Six Month Periods Ended March 31, 2002 and 2001 .........................   F-4

Consolidated Statements of Cash Flows (Unaudited) for Each of the
  Six Month Periods Ended March 31, 2002 and 2001 .....................................   F-5

Notes to Consolidated Financial Statements (Unaudited) ................................   F-6


AS OF DECEMBER 31, 2001 AND 2000 AND FOR EACH OF THE TWO YEARS IN THE PERIOD ENDED DECEMBER 31, 2001

Report of Independent Auditors ........................................................   F-10

Consolidated Financial Statements of Worldwide Medical Corporation:

      Consolidated Balance Sheets as of December 31, 2001 and 2000 ....................   F-11

      Consolidated Statements of Operations for Each of the
       Two Years in the Period Ended December 31, 2001 ................................   F-13

      Consolidated Statements of Shareholders' Deficit for
       Each of the Two Years in the Period Ended December 31, 2001 ....................   F-14

      Consolidated Statements of Cash Flows for Each of the
       Two Years in the Period Ended December 31, 2001 ................................   F-15

Notes to Consolidated Financial Statements ............................................   F-18


AS OF SEPTEMBER 30, 2001 AND 2000 AND FOR EACH OF THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2001 AND 2000

Consolidated Balance Sheet (Unaudited) as of September 30, 2001 .......................   F-41

Consolidated Statements of Operations (Unaudited) for
  Each of the Nine Month Periods Ended September 30, 2001 and 2000 ....................   F-43

Consolidated Statements of Shareholders' Deficit (Unaudited) for the
  Year Ended December 31, 2000 and the Nine Month Period Ended September 30, 2001 .....   F-44

Consolidated Statements of Cash Flows (Unaudited) for Each of the
  Nine Month Periods Ended September 30, 2001 and 2000 ................................   F-45

Notes to Consolidated Financial Statements (Unaudited) ................................   F-47


AS OF JUNE 30, 2001 AND 2000 AND FOR EACH OF THE SIX-MONTH PERIODS ENDED JUNE 30, 2001 AND 2000

Consolidated Balance Sheet (Unaudited) as of June 30, 2001 ............................   F-68

Consolidated Statements of Operations (Unaudited) for
  Each of the Six Month Periods Ended June 30, 2001 and 2000 ..........................   F-70

Consolidated Statements of Shareholders' Deficit (Unaudited) for the
  Year Ended December 31, 2000 and the Six Month Period Ended June 30, 2001 ...........   F-71

Consolidated Statements of Cash Flows (Unaudited) for Each of the
  Six Month Periods Ended June 30, 2001 and 2000 ......................................   F-72

Notes to Consolidated Financial Statements (Unaudited) ................................   F-74


                                             F-1


AS OF DECEMBER 31, 2000 AND 1999 AND FOR EACH OF THE TWO YEARS IN THE PERIOD ENDED DECEMBER 31, 2000

Report of Independent Auditors ........................................................   F-94

Consolidated Financial Statements of Worldwide Medical Corporation:

      Consolidated Balance Sheets as of December 31, 2000 and 1999 ....................   F-95

      Consolidated Statements of Operations for Each of the
       Two Years in the Period Ended December 31, 2000 ................................   F-97

      Consolidated Statements of Shareholders' Deficit for
       Each of the Two Years in the Period Ended December 31, 2000 ....................   F-98

      Consolidated Statements of Cash Flows for Each of the
       Two Years in the Period Ended December 31, 2000 ................................   F-99

Notes to Consolidated Financial Statements ............................................   F-100










                                            F-2


                              Worldwide Medical Corporation
                               CONSOLIDATED BALANCE SHEET
                                       (Unaudited)

ASSETS                                                                      March 31, 2002
     Current assets:
         Cash ............................................................   $       112
         Accounts receivable - trade, net of allowance of $13,524 ........       598,180
         Inventories .....................................................       748,030
         Prepaid expenses ................................................        90,671
         Other receivables:
         Note receivable from former officer .............................         7,749
         Due from Pyxis ..................................................        57,940
         Employee advances and other .....................................           524
                                                                             -----------
               Total current assets ......................................     1,503,206

     Property and equipment, net .........................................       178,780
     Investments in and advances to Spectrum Analytics, Inc. .............         7,673
     Other assets ........................................................        26,954
                                                                             -----------
TOTAL ASSETS .............................................................   $ 1,716,613
                                                                             ===========

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
     Lines of credit - financial institutions ............................   $   468,026
     Accounts payable - trade ............................................     1,001,730
     Accrued payroll and payroll taxes ...................................        38,150
     Accrued commissions - related party .................................       169,154
     Accrued expenses ....................................................       126,354
     Accrued interest ....................................................        34,957
     Accrued interest, related parties ...................................         1,300
     Accrued settlement obligations, current portion .....................       448,650
     Capital lease obligations - financial institutions, current portion .        21,449
     Notes payable, related parties, current portion .....................       498,000
                                                                             -----------
          Total current liabilities ......................................   $ 2,807,770

Capital lease obligations - financial institutions, net of current portion        53,311
Note payable, related party, net of current portion ......................       319,524
Accrued settlement obligations, noncurrent ...............................       367,500
                                                                             -----------
TOTAL LIABILITIES ........................................................     3,548,105
                                                                             -----------

STOCKHOLDERS' DEFICIT
Common stock ($0.01 par value, 30,000,000 shares authorized, 15,058,704
  shares issued and outstanding) .........................................       150,587
Additional paid-in capital ...............................................     4,289,800
Accumulated deficit ......................................................    (6,190,718)
Common stock receivables - officers ......................................       (72,366)
Common stock receivables - others ........................................        (8,795)
                                                                             -----------
TOTAL SHAREHOLDERS' DEFICIT ..............................................    (1,831,492)
                                                                             -----------
TOTAL LIABILITIES AND SHAREHOLDERS' DEFICIT ..............................   $ 1,716,613
                                                                             ===========


 (The accompanying notes are an integral part of the consolidated financial statements)

                                        F-3


                                    Worldwide Medical Corporation
                                CONSOLIDATED STATEMENT OF OPERATIONS
                                             (Unaudited)


                                                                       Three months ended March 31,
                                                                           2002            2001
                                                                       ------------    ------------

Net Sales ..........................................................   $  1,121,352    $    838,693
Cost of sales ......................................................        391,538         355,993
                                                                       ------------    ------------
Gross Profit .......................................................        729,814         482,700
                                                                       ------------    ------------
Operating expenses:
Selling ............................................................        246,674         224,926
General and administrative .........................................        182,574         109,900
Professional fees ..................................................        147,722          32,583
Bad debt expense ...................................................         (1,000)         13,882
Depreciation and amortization ......................................         19,090          16,767
Settlement expense .................................................         17,500           3,571
Settlement expense - related party .................................           --           157,440
                                                                       ------------    ------------
Total operating expense ............................................        612,560         559,069
                                                                       ------------    ------------

                                                                       ------------    ------------
Income (loss)  from operations .....................................        117,254         (76,369)
                                                                       ------------    ------------

Other expense:
Interest expense ...................................................        (19,018)         (6,912)
Interest expense, related parties ..................................        (19,338)        (14,970)
                                                                       ------------    ------------
                                                                            (39,356)        (21,882)
                                                                       ------------    ------------

                                                                       ------------    ------------
Equity in losses of Spectrum Analytics, Inc. .......................        (71,841)        (55,488)
                                                                       ------------    ------------

Net income before provision for income taxes and extraordinary item:          6,057        (153,739)
Provision for income taxes .........................................           (620)           (327)
                                                                       ------------    ------------
Net income (loss) before extraordinary item ........................          5,437        (154,066)
Extraordinary gain on settlement of debt, net of tax effect of $0 ..           --            45,161
                                                                       ------------    ------------
NET INCOME (LOSS) ..................................................   $      5,437    $   (108,905)
                                                                       ============    ============

NET INCOME  (LOSS) PER SHARE, BASIC AND DILUTED ....................   $       0.00    $      (0.01)


Weighted average shares outstanding ................................     14,828,101      11,807,701


       (The accompanying notes are an integral part of the consolidated financial statements)

                                                  F-4


                          Worldwide Medical Corporation
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (Unaudited)


                                                      Three months ended March 31,
                                                            2002         2001


NET CASH PROVIDED BY OPERATING ACTIVITIES ............   $ 267,677    $  42,975


NET CASH (USED IN) PROVIDED BY INVESTING ACTIVITIES ..     (78,406)     (70,177)



NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES ..    (190,743)     219,773
                                                         ---------    ---------
NET CHANGE IN CASH AND CASH EQUIVALENTS ..............      (1,472)     192,571

CASH AT BEGINNING OF THE PERIOD ......................       1,584       15,824
                                                         ---------    ---------

                                                         ---------    ---------
CASH AT END OF PERIOD ................................   $     112    $ 208,395
                                                         =========    =========



        (The accompanying notes are an integral part of the consolidated financial statements)

                                      F-5

                          Worldwide Medical Corporation
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 March 31, 2002


1.   BASIS OF PRESENTATION

The consolidated financial statements included herein have been prepared by Worldwide Medical Corporation (the "Company"), without audit, pursuant to the rules and regulations of the Securities and Exchange Commission ("SEC"). These consolidated financial statements should be read in conjunction with the Company's Amended Annual Report on Form 10-KSB/A for the fiscal year ended December 31, 2001.

In the opinion of management, the unaudited consolidated financial statements contain all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the Company's financial position and results of operations. The results for the three month period ended March 31, 2002 are not necessarily indicative of the results expected for the full fiscal year.

2.   INVESTMENT

The Company has a 50% interest in Spectrum Analytics, Inc. ("Spectrum"), a diagnostic testing laboratory, which has been accounted for on the equity method since its inception in January 2001. Spectrum's only customer to date has been the Company for which it has provided confirmatory testing for home drug tests. The Company received credit for approximately $40,000 of the pre-organization costs it incurred and contributed fixed assets with a book value of approximately $10,000 for its 50% interest, while Drs. Rojas and Moretti each as to 25% (the other 50% investors who are employees of Spectrum) contributed laboratory equipment with a fair value of $50,000. The Company advanced additional funds to Spectrum during the three months ending March 31, 2002 while the other 50% investor was not obligated to nor did it provide additional financial support. Therefore, the Company's operations for the three months ending March 31, 2002 and 2001 include losses of $71,841 and $55,488 respectively, which represent 100% of the loss experienced by Spectrum for the periods.

3.   STOCK TRANSACTIONS

In March of 2002, we privately sold two and a half units of our securities; each unit consists of an aggregate of 12,500 shares of our common stock and one or more convertible debentures in the aggregate principal amount of $25,000, convertible into an aggregate of 50,000 shares of the Company's common stock. The initial term of each debenture is six months, subject to an extension of six months, at an annual interest rate of 10 percent. The conversion ratio for each debenture is initially set at $0.50 per share. Exemption from registration for each such transaction is claimed under Rule 504 under Regulation D of the Securities Act. The proceeds have been allocated to the securities involved based on the relative values of the instruments with any discount being amortized over the period in which the debt instrument first becomes convertible.

In March of 2002, we privately sold one unit of our securities; such unit consists of an aggregate of 250,000 shares of our common stock and one convertible debenture in the principal amount of $250,000, convertible into an aggregate of 500,000 shares of the Company's common stock. The initial term of the debenture is six months, subject to an extension of six months, at an annual interest rate of 10 percent. The conversion ratio for the debenture is initially set at $0.50 per share. Exemption from registration for such transaction is claimed under Rule 504 under Regulation D of the Securities Act. The proceeds have been allocated to the securities involved based on the relative values of the instruments with any discount being amortized over the period in which the debt instrument first becomes convertible.

4.   CUSTOMER ALLOWANCES

From time to time, the Company offers various allowances to its customers relating to promotions or incentives offered in order to secure new product distribution. The Company accounts for theses allowances over the period in which the related benefit is expected to be realized.

5.   SUBSEQUENT EVENTS

Acquisition of Spectrum Analytics, Inc.

On April 3, 2002, the Company purchased the remaining 50% of Spectrum's equity from Drs. Rojas and Moretti. The Company gave 50,000 shares of its common stock with an estimated fair market value of $21,500 and forgave $57,940 due from an entity owned by Dr. Moretti through which she held her ownership of Spectrum. As a result, Spectrum is a wholly owned subsidiary and the transaction will be recorded during the second quarter of 2002 at the value of the shares given and the amount forgiven.

     Legal Proceedings

On February 2, 2001, the Company, H. Thad Morris, Patti A. Evanoff, and Daniel
G. McGuire were named in an administrative complaint, styled In the Matter of Worldwide Medical Corporation, a corporation, and Daniel G. McGuire, H. Thad Morris, and Patti A. Evanoff, individuals, by the FDA, FDA Docket Number 01-H-0065. The FDA alleged that the Company, Mr. Morris, Ms. Evanoff, and Mr. McGuire committed 138, 82, 56, and 30 violations, respectively, of 21 U.S.C.
Section 331(a) of the Federal Food Drug and Cosmetic Act. The allegations relate to First Check test products that the Company shipped prior to receipt of 510(k) clearances from the FDA. The FDA sought to assess civil penalties of $15 thousand per alleged violation against the respondents. The Company responded on behalf of Ms. Evanoff, Mr. McGuire, and itself, and defended such parties vigorously. In April of 2002, a settlement was executed by all parties. None of the parties admitted liability or that any violations had occurred; however, as a matter of settlement only, the Company agreed to tender the sum of $150 thousand to the FDA on the following schedule:

- $50 thousand on or before 45 days after the filing of the Settlement Agreement with the Dockets Clerk of the FDA (filed on June 18, 2002), which payment date is expected to be in July of 2002;

- $50 thousand on or before the first anniversary of the filing of the Settlement Agreement with the Dockets Clerk of the FDA, which payment date is expected to be in June of 2003; and

- $50 thousand on or before the second anniversary of the filing of the Settlement Agreement with the Dockets Clerk of the FDA, which payment date is expected to be in June of 2004.

As of the date of this filing, the Company has not yet remitted the first $50 thousand payment due the later part of July.

Also, as a matter of settlement only, Mr. Morris agreed to tender the sum of $100 thousand to the FDA on the following schedule, which payments the Company has guaranteed:

- $20 thousand on or before the first anniversary of the filing of the Settlement Agreement with the Dockets Clerk of the FDA, which payment date is expected to be in June of 2004; and

- $80 thousand on or before the first anniversary of the filing of the Settlement Agreement with the Dockets Clerk of the FDA, which payment date is expected to be in June of 2005.

With the exception of the Company's initial payment, interest, on all unpaid payments of the Company and Mr. Morris, accrues at the rate equal to the weekly average one-year constant maturity treasury yield for the first calendar week preceding the date of the filing of the Settlement Agreement with the Dockets Clerk of the FDA. In the event that a payment is not timely made, the interest rate thereon doubles. The FDA has retained jurisdiction and would deduct any paid amounts from the amount it would be seeking if it were to decide to proceed with its administrative complaint. Neither Mr. McGuire nor Ms. Evanoff is obligated to tender any payments under the Settlement Agreement. Upon the FDA's receipt of all payments described above, the FDA will dismiss the administrative complaint with prejudice in its entirety against all respondents and will vacate the "Initial Decisions and Order of Default and Imposition of Civil Money Penalties Upon Respondent H. Thad Morris," which decision and order became final on April 26, 2001. As of August 16, 2002, the Company has not yet made its initial payment due the FDA in the amount of $50,000, although the amount is now due and owing.

On August 2, 2000, the Company was named in an action, styled Vivian Younger, an individual, vs. Worldwide Medical Corporation, a California corporation, and Does 1 - 20, Orange County Superior Court, Case Number 00CC09177. Plaintiff alleged that she was wrongfully terminated as the Company's chief financial officer in August of 1999. Plaintiff has requested monetary damages, costs, and such other relief as the Court deems just and proper. The Company believes that the allegations were without merit. The parties have settled the litigation and plaintiff will receive $184 thousand in cash and stock. As of the date of this filing, the Company has remitted the first payment under the terms of the settlement agreement in the amount of $6,750. The second and third payments and the first two scheduled monthly payments thereafter (an aggregate of $20,357.16), all of which are also now due, have not been remitted by the Company. The Company is currently in discussions with plaintiff regarding options for amending the settlement agreement, which may include a one-time discounted cash payment as payment in full should the Company succeed in procuring funds to make such payment.

On September 4, 2001, the Company was named in an action, styled Michael W. and Penny D. Niccole, Trustees of the Niccole Family Trust, Dated 11/13/95 vs. Worldwide Medical Corporation, a California corporation; and Does 1-25, inclusive, Orange County Superior Court, Case Number 01CC11335. Plaintiffs allege that the Company breached its contract in its sale of shares of its common stock to Plaintiffs or that the Company misrepresented the tradability of such shares. Plaintiffs have requested "monetary damages in an amount to be proven at trial, together with interest thereon at the rate of 10 percent per annum according to proof at trial," punitive and exemplary damages, reasonable costs and attorneys' fees, and such other relief as the Court deems just and proper. The Company believes that the allegations are without merit. The parties have settled the litigation and plaintiffs will receive an aggregate of $35 thousand is cash for their claims. Under the terms of the settlement, the Company is to remit an initial payment of $5,000 which is now due and has not yet been remitted by the Company.

On November 29, 2001, the Company was named in an action, styled Interactive Business Channel, Inc. vs. Worldwide Medical Corporation; and Does 1-50, inclusive, Orange County Superior Court, Case Number 01CC15277. Plaintiff's complaint is for breach of contract, account stated, open book account, and unjust enrichment. Plaintiffs allege that the Company breached its contract for promotional services and has failed to pay an indebtedness of $60 thousand, together with interest. Plaintiffs have requested compensatory and consequential damages "in a sum to be established according to proof"; the principal sum of $60 thousand and attorneys' fees; the "reasonable value of services rendered in the minimum sum of $60 thousand with the precise amount to be established according to proof at the time of trial"; a decree compelling the Company to disgorge "ill-gotten gains"; reasonable attorneys' fees and costs of suit, interest at the maximum permitted rate and such other relief as the Court deems just and proper. The Company believes that the allegations are without merit. The parties settled the litigation, and the plaintiff was to receive an aggregate of $55 thousand in cash for its claims. The Company paid the initial $45 thousand of agreed upon payments on time. The May 15, 2002 payment due under the settlement agreement was tendered by the Company one day later than the due date called for in the settlement agreement. The Plaintiff refused acceptance of the payment and filed a motion for stipulated judgement in the amount of $70 thousand. On June 10, 2002, the Company tendered payment in the amounts of $5 thousand related to the May payment and $5 thousand for the June 2002 payment. The Plaintiff negotiated the May payment but refused to negotiate the June payment as it was marked final payment. The Plaintiff is currently pursuing the balance of the stipulated judgement which amounts to $20 thousand. The Company has begun verbal discussions with the other party regarding settling the remaining balance with a one-time discounted cash payment should the Company be successful in its efforts to procure the funds required to make such payment.

On May 22, 2002, the Company was named in an action, styled International Cancer Alliance For Research and Education a.k.a. International Cancer Alliance vs. Worldwide Medical Corporation; and DOES 1-100, inclusive, Orange County Superior Court, Case Number 02CC066662. Plaintiff's complaint is for breach of contract, open book account, unjust enrichment, specific performance, accounting, injunctive relief and declaratory relief. Plaintiff alleges that the Company breached its contract and failed to pay plaintiff amounts equal to $0.50 per colorectal screening test kit sold by the Company commencing August 6, 1988. Plaintiff seeks general compensatory and consequential damages in a sum to be established according to proof. The Company filed an answer to the complaint on June 28, 2002, in which the Company denied all the allegations contained therein.

On May 22, 2002, the Company was named in an action, styled James Diederich vs. Worldwide Medical Corporation; and Does 1-100, inclusive, Orange County Superior Court, Case Number 02CC06663. Plaintiff's complaint is for breach of contract (failure to pay commissions), breach of contract (failure to tender stock), quantum meruit, unjust enrichment, specific performance and accounting. Plaintiff alleges that the Company failed to compensate him for services provided and seeks monetary damages in the minimum principal amount of $350,000 and 145,000 shares of the Company's common stock. The Company filed an answer to the complaint on July 3, 2002, in which the Company denied all of the allegations contained therein.

     Supplier Settlement - Related Party

As of August 16, 2002, the approximate balance owing on this note is $476,000. The Company has not made any payments on the note since the first quarter of 2002. Management has obtained verbal consent from a representative of PBM to suspend all payments until September 2002. Management is currently working on formalizing this agreement.

     Amendment to Customer Settlement

In June 2001, the Company settled a claim with a customer wherein the Company agreed to pay certain amounts followed by periodic payments over approximately two years. Since then, the Company has been unable to make the agreed payments as scheduled, and at December 31, 2001, the Company owed the customer $350,000. As a result, in April 2002, the Company and the customer agreed to modify the payment terms of the original agreement to provide for a one time estimated interest charge and the issuance of default warrants if the Company fails to make any of the required monthly payments. The modification requires the Company to pay $50,000 on May 15, 2002, and the $12,500 per month starting May 1, 2002 until $317,500 has been paid. Each warrant will not reduce the amount owed by the Company and expires two years after the date of issuance. These default warrants are exercisable at 75% of the average closing share price of the Company's common stock 10 days prior to the due date of the monthly payment in respect to which the Company is in default. In addition, the Company agreed to replace the stipulated judgment documentation with such other substitute documentation to permit the customer to seek and obtain from the court a judgment for $467,500 (which includes a $100,000 default penalty) less any payments made by the Company. The company has paid the May and June 2002 payments, but has not yet remitted the July and August 2002 payments in the amount of $12,500 each. Further, the May 2002 payment was late which required the Company to issue default warrants. The Company will also be required to issue default warrants related to the July and August payments (total warrants for May, July and August are approximately 142,500 shares at an average exercise price of $0.275 per share). The Company has reached a verbal agreement with the customer to settle the entire amount outstanding with a one-time discounted cash payment and the issuance of shares of the Company's restricted common stock. The Company and the customer are currently formalizing this agreement which is contingent on the Company's ability to procure the required funds to make the lump-sum payment.

                         REPORT OF INDEPENDENT AUDITORS


To the Board of Directors
Worldwide Medical Corporation

We have audited the accompanying consolidated balance sheets of Worldwide Medical Corporation as of December 31, 2001 and 2000, and the related consolidated statements of operations, shareholders' deficit and cash flows for each of the two years in the period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above, revised as described in note 23, present fairly, in all material respects, the financial position of Worldwide Medical Corporation as of December 31, 2001 and 2000, and the results of its operations and cash flows for each of the two years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 12, Commitments and Contingencies, Managements' Plan, to the financial statements, the Company has suffered recurring losses from operations, has entered several settlement agreements resolving disputes, litigation and regulatory matters, which require a significant commitment of funds, has difficulties generating sufficient cash flow to meet its ongoing obligations and sustain its operations, and has a stockholders' capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note12, Commitments and Contingencies, Managements' Plan. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



/s/ Kelly & Company
-------------------
Kelly & Company
Newport Beach, California
April 16, 2002, except as to note 23 to which the date is May 16, 2002

                          WORLDWIDE MEDICAL CORPORATION
                           CONSOLIDATED BALANCE SHEETS
                        AS OF DECEMBER 31, 2001 AND 2000



ASSETS
                                                            2001        2000
                                                       (As Restated)
                                                        ----------  ----------
Current assets:
Cash . . . . . . . . . . . . . . . . . . . . . . . . .  $    1,584  $   15,824
Accounts receivable - trade, net of allowances of
73,323 and 0 in 2001 and 2000, respectively . . . . .      254,498     271,564
Inventories. . . . . . . . . . . . . . . . . . . . . .     644,656     446,781
Inventories on consignment . . . . . . . . . . . . . .           -      64,735
Prepaid expenses . . . . . . . . . . . . . . . . . . .      45,366       2,062
Receivable from officer. . . . . . . . . . . . . . . .           -       7,807
Other receivables:
Note receivable from former officer. . . . . . . . . .       7,749      35,870
Due from Pyxis . . . . . . . . . . . . . . . . . . . .      57,940      30,000
Other. . . . . . . . . . . . . . . . . . . . . . . . .         824           -
                                                        ----------  ----------
Total current assets . . . . . . . . . . . . . . . . .   1,012,617     874,643
Property and equipment, net. . . . . . . . . . . . . .     197,890     249,715
Investment in and advance to Spectrum Analytics, Inc..       1,108           -
Other assets . . . . . . . . . . . . . . . . . . . . .      28,126      23,838
                                                        ----------  ----------
TOTAL ASSETS . . . . . . . . . . . . . . . . . . . . .  $1,239,741  $1,148,196
                                                        ==========  ==========


    The accompanying notes are an integral part of the financial statements.

                          WORLDWIDE MEDICAL CORPORATION
                           CONSOLIDATED BALANCE SHEETS
                         AS OF DECEMBER 31, 2001 AND 2000



LIABILITIES AND SHAREHOLDERS' DEFICIT
                                                          2001          2000
                                                     (As Restated)
                                                      ------------  ------------
Current liabilities:
Lines of credit - financial institutions. . . . . . . $   603,821             -
Accounts payable - trade. . . . . . . . . . . . . . .     740,260   $   524,038
Accounts payable, related party . . . . . . . . . . .           -       656,513
Accrued payroll and payroll taxes . . . . . . . . . .      44,376        45,950
Accrued commissions - related party . . . . . . . . .     156,793        76,501
Accrued promotional  and other expense. . . . . . . .      49,211       122,688
Accrued expenses. . . . . . . . . . . . . . . . . . .      83,889        36,902
Accrued interest. . . . . . . . . . . . . . . . . . .       4,103             -
Accrued interest, related parties . . . . . . . . . .      22,604        19,484
Accrued settlement obligations, current portion . . .     483,650       400,000
Capital lease obligations - financial institutions,
 current portion. . . . . . . . . . . . . . . . . . .      21,449        17,736
Notes payable, related parties, current portion . . .     207,000        20,000
Note payable. . . . . . . . . . . . . . . . . . . . .           -        35,000
                                                      ------------  ------------
Total current liabilities . . . . . . . . . . . . . .   2,417,156     1,954,812
Capital lease obligations - financial institutions,
net of current portion. . . . . . . . . . . . . . . .      62,483        83,110
Note payable - related party, net of current portion.     319,524             -
Accrued settlement obligations, noncurrent. . . . . .     350,000             -
                                                      ------------  ------------
TOTAL LIABILITIES . . . . . . . . . . . . . . . . . .   3,149,163     2,037,922
                                                      ------------  ------------
Commitments and contingencies
Shareholders' deficit:
Common stock ($0.01 par value, 30,000,000 shares
authorized, 14,777,558 and 11,807,701 shares issued
and outstanding at December 31, 2001 and 2000,
respectively) . . . . . . . . . . . . . . . . . . . .     147,775       118,077
Additional paid-in capital. . . . . . . . . . . . . .   4,221,331     3,763,619
Accumulated  deficit. . . . . . . . . . . . . . . . .  (6,197,154)   (4,685,917)
Common stock receivables - officers . . . . . . . . .     (62,572)      (60,000)
Common stock receivables - others . . . . . . . . . .     (18,802)      (25,505)
                                                      ------------  ------------
TOTAL SHAREHOLDERS' DEFICIT . . . . . . . . . . . . .  (1,909,422)     (889,726)
                                                      ------------  ------------
TOTAL LIABILITIES AND SHAREHOLDERS' DEFICIT . . . . . $ 1,239,741   $ 1,148,196
                                                      ============  ============


    The accompanying notes are an integral part of the financial statements.

                          WORLDWIDE MEDICAL CORPORATION
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                    AS OF DECEMBER 31, 2001 AND 2000 AND FOR
           EACH OF THE TWO YEARS IN THE PERIOD ENDED DECEMBER 31, 2001


                                                    2001         2000
                                               (As Restated)
                                               ------------  ------------
Net sales . . . . . . . . . . . . . . . . . .  $ 2,851,499   $ 2,271,857
Cost of sales . . . . . . . . . . . . . . . .    1,316,935       534,827
                                               ------------  ------------
Gross profit. . . . . . . . . . . . . . . . .    1,534,564     1,737,030
                                               ------------  ------------
Operating expenses:
Selling . . . . . . . . . . . . . . . . . . .      927,135       799,967
General and administrative. . . . . . . . . .      553,945       723,156
Professional fees . . . . . . . . . . . . . .      499,737       360,701
Bad debt expense. . . . . . . . . . . . . . .       21,913       118,210
Depreciation and amortization . . . . . . . .       68,442        44,626
Settlement expense. . . . . . . . . . . . . .      517,515       505,000
Settlement expense - related party. . . . . .      157,440             -
Beneficial conversion expense . . . . . . . .            -       205,647
                                               ------------  ------------
Total operating expenses. . . . . . . . . . .    2,746,127     2,757,307
                                               ------------  ------------
Loss from operations. . . . . . . . . . . . .   (1,211,563)   (1,020,277)
                                               ------------  ------------
Other expense:
Interest expense. . . . . . . . . . . . . . .      (79,429)     (130,938)
Interest expense, related parties . . . . . .      (51,117)       (2,867)
                                               ------------  ------------
                                                  (130,546)     (133,805)
                                               ------------  ------------
Equity in losses of Spectrum Analytics, Inc..     (236,432)            -
                                               ------------  ------------
Loss before provision for income taxes and
extraordinary item: . . . . . . . . . . . . .   (1,578,541)   (1,154,082)
Provision for income taxes. . . . . . . . . .         (800)         (800)
                                               ------------  ------------
Loss before extraordinary item. . . . . . . .   (1,579,341)   (1,154,882)
Extraordinary gain on settlement of debt, net
of taxes effect of $0 and $0, respectively. .       68,104        46,334
                                               ------------  ------------
NET LOSS. . . . . . . . . . . . . . . . . . .  $(1,511,237)  $(1,108,548)
                                               ============  ============
NET LOSS PER SHARE, BASIC AND DILUTED . . . .  $     (0.11)  $     (0.11)
                                               ============  ============


    The accompanying notes are an integral part of the financial statements.


                                               WORLDWIDE MEDICAL CORPORATION
                                      CONSOLIDATED STATEMENTS OF SHAREHOLDERS' DEFICIT
                                          AS OF DECEMBER 31, 2001 AND 2000 AND FOR
                                EACH OF THE TWO YEARS IN THE PERIOD ENDED DECEMBER 31, 2001
                                                        (AS RESTATED)


                                                                        Additional                 Common
                                                  Common      Common     Paid-in      Accumulated   Stock
                                                  Shares      Stock      Capital      Deficit       Receivable    Total
                                                  ------      -----      -------      -------       ----------    -----
BALANCE, DECEMBER 31, 1999. . . . . . . . . . .   8,524,428   $ 85,245   $2,580,950   $(3,577,369)         -   $  (911,174)
  Shares issued upon conversion of debentures .   3,195,177     31,951      766,842             -   $(85,505)      713,288
  Shares issued for services. . . . . . . . . .     132,511      1,325       73,675             -          -        75,000
  Shares returned and canceled resulting from
  the settlement of litigation. . . . . . . . .     (11,904)      (119)         119             -          -             -
  Shares repurchased and cancelled. . . . . . .     (32,511)      (325)     (11,675)            -          -       (12,000)
  Amortization of deferred compensation for
  services. . . . . . . . . . . . . . . . . . .           -          -       34,889             -          -        34,889
  Warrants issued with debentures . . . . . . .           -          -      113,172             -          -       113,172
  Beneficial conversion feature related
  to debentures . . . . . . . . . . . . . . . .           -          -      205,647             -          -       205,647
  Net loss. . . . . . . . . . . . . . . . . . .           -          -            -    (1,108,548)         -    (1,108,548)
                                                 -----------  ---------  -----------  ------------  ---------  ------------
BALANCE, DECEMBER 31, 2000. . . . . . . . . . .  11,807,701    118,077    3,763,619    (4,685,917)   (85,505)     (889,726)
  Shares issued in private placement. . . . . .     129,613      1,296       24,626             -          -        25,922
  Shares issued on exercise of warrants . . . .   1,025,244     10,252      194,796             -    (33,300)      171,748
  Payments received and services
   provided on common stock receivables . . . .           -          -            -             -     37,431        37,431
  Shares issued for prepaid interest on note
  payable arising from settlement of litigation     300,000      3,000       96,000             -          -        99,000
  Shares issued and held in escrow as
  collateral for a note payable issued in
  settlement of litigation. . . . . . . . . . .   1,515,000     15,150      (15,150)            -          -             -
  Warrants issued in settlement of litigation .           -          -      157,440             -          -       157,440
  Net loss. . . . . . . . . . . . . . . . . . .           -          -            -    (1,405,657)         -    (1,405,657)

                                                 -----------  ---------  -----------  ------------  ---------  ------------
BALANCE, DECEMBER 31, 2001, AS PREVIOUSLY
 REPORTED . . . . . . . . . . . . . . . . . . .   14,777,558   $147,775   $4,221,331   $(6,091,574)  $(81,374)  $(1,803,842)
PRIOR PERIOD ADJUSTMENTS (note 23). . . . . . .           -          -            -       (105,580)        -       (105,580)

BALANCE, DECEMBER 31, 2001, AS RESTATED           14,777,558  $147,775   $4,221,331   $(6,197,154)  $(81,374)  $(1,909,422)
                                                 ===========  =========  ===========  ============  =========  ============


                           The accompanying notes are an integral part of the financial statements.

                                                            F-14


                           WORLDWIDE MEDICAL CORPORATION
                       CONSOLIDATED STATEMENTS OF CASH FLOWS
                     AS OF DECEMBER 31, 2001 AND 2000 AND FOR
            EACH OF THE TWO YEARS IN THE PERIOD ENDED DECEMBER 31, 2001


                                                            2001         2000
                                                        (As Restated)
                                                        ------------ ------------
Cash flows provided by (used in) operating activities:
Net loss . . . . . . . . . . . . . . . . . . . . . . .  $(1,511,237) $ (1,108,548)
Adjustments to reconcile net loss to net cash used in
operating activities:
Depreciation . . . . . . . . . . . . . . . . . . . . .       68,442        44,626
Extraordinary gain on settlement of debt . . . . . . .      (68,104)      (46,334)
Interest expense arising from beneficial conversion
features on issuance of convertible debt . . . . . . .            -       205,647
Loss on disposal of equipment. . . . . . . . . . . . .            -         5,980
Loss on asset impairment . . . . . . . . . . . . . . .            -        24,255
Amortization of deferred compensation for services . .            -        34,889
Amortization of debt discount. . . . . . . . . . . . .            -       123,089
Amortization of prepaid interest . . . . . . . . . . .       49,317             -
Common shares issued for services. . . . . . . . . . .            -        75,000
Warrants issued as settlement of litigation. . . . . .      157,440             -
Equity in losses of Spectrum Analytics, Inc. . . . . .      236,432             -
Decrease (increase) in assets:
Accounts receivable - trade. . . . . . . . . . . . . .       17,066       (69,912)
Inventories. . . . . . . . . . . . . . . . . . . . . .     (197,875)     (128,644)
Inventories on consignment . . . . . . . . . . . . . .       64,735        97,879
Prepaid expense. . . . . . . . . . . . . . . . . . . .       (7,952)        2,938
Receivable from officer. . . . . . . . . . . . . . . .        7,807        (7,807)
Note receivable from former officer. . . . . . . . . .       28,121        26,030
Due from Pyxis . . . . . . . . . . . . . . . . . . . .      (27,940)      (30,000)
Other receivables. . . . . . . . . . . . . . . . . . .         (824)            -
Intangible asset . . . . . . . . . . . . . . . . . . .            -        (2,341)
Other assets . . . . . . . . . . . . . . . . . . . . .       10,043       (16,802)
Increase (decrease) in liabilities:
Accounts payable - trade . . . . . . . . . . . . . . .      284,326      (348,446)
Accrued expenses . . . . . . . . . . . . . . . . . . .       46,987         7,502
Accrued payroll and payroll taxes. . . . . . . . . . .       (1,574)      (30,194)
Accrued commissions, related party . . . . . . . . . .       80,292         1,657
Accrued and promotional and other expenses . . . . . .      (73,477)      122,688
Accrued interest, related parties. . . . . . . . . . .        3,120         7,860
Accrued interest . . . . . . . . . . . . . . . . . . .        4,103             -
Accrued litigation settlements . . . . . . . . . . . .      433,650       400,000
                                                        ------------  ------------
NET CASH USED IN OPERATING ACTIVITIES. . . . . . . . .     (397,102)     (608,988)
                                                        ------------  ------------


    The accompanying notes are an integral part of the financial statements.

                                      F-15

                            WORLDWIDE MEDICAL CORPORATION
                        CONSOLIDATED STATEMENTS OF CASH FLOWS
                      AS OF DECEMBER 31, 2001 AND 2000 AND FOR
             EACH OF THE TWO YEARS IN THE PERIOD ENDED DECEMBER 31, 2001


                                                                         2001        2000
                                                                     (As Restated)
                                                                      ----------  ----------
Cash flows provided by (used in) investing activities:
Purchase of property and equipment . . . . . . . . . . . . . . . . .  $ (16,617)  $ (69,378)
Investment in and advance to Spectrum Analytics, Inc.. . . . . . . .   (237,540)          -
Proceeds on disposition of property and equipment. . . . . . . . . .          -       4,095
                                                                      ----------  ----------
NET CASH USED IN INVESTING ACTIVITIES. . . . . . . . . . . . . . . .   (254,157)    (65,283)
                                                                      ----------  ----------
Cash flows provided by (used in) financing activities:
Increase in amount due on lines of credit. . . . . . . . . . . . . .    603,821           -
Repayment of notes payable . . . . . . . . . . . . . . . . . . . . .   (184,989)    (15,000)
Repayment on capital leases. . . . . . . . . . . . . . . . . . . . .    (16,914)     (4,651)
Collection of stock subscription receivable. . . . . . . . . . . . .     37,431           -
Shares repurchased and canceled. . . . . . . . . . . . . . . . . . .          -     (12,000)
Proceeds from the issuance of convertible debt . . . . . . . . . . .          -     600,116
Proceeds from the issuance of detachable warrants. . . . . . . . . .          -     113,172
Proceeds from exercise of warrants . . . . . . . . . . . . . . . . .    171,748           -
 Proceeds from issuance of stock . . . . . . . . . . . . . . . . . .     25,922           -
                                                                      ----------  ----------
NET CASH PROVIDED BY FINANCING ACTIVITIES. . . . . . . . . . . . . .    637,019     681,637
                                                                      ----------  ----------
NET INCREASE (DECREASE) IN CASH. . . . . . . . . . . . . . . . . . .    (14,240)      7,366
CASH AT BEGINNING OF PERIOD. . . . . . . . . . . . . . . . . . . . .     15,824       8,458
                                                                      ----------  ----------
CASH AT END OF PERIOD. . . . . . . . . . . . . . . . . . . . . . . .  $   1,584   $  15,824
                                                                      ==========  ==========

Supplemental Disclosure of Cash Flow Information
Cash paid during the fiscal
year for:
Interest . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  $  69,583   $   2,840
Income taxes . . . . . . . . . . . . . . . . . . . . . . . . . . . .  $     800   $     800

Supplemental Schedule of Non-Cash Investing and Financing Activities
Conversion of convertible notes:
Notes payable. . . . . . . . . . . . . . . . . . . . . . . . . . . .          -   $ 798,793
Common stock . . . . . . . . . . . . . . . . . . . . . . . . . . . .          -   $ (31,951)
Additional paid-in capital . . . . . . . . . . . . . . . . . . . . .          -   $(766,842)

Purchase of property and equipment:
Property and equipment . . . . . . . . . . . . . . . . . . . . . . .          -   $ 105,497
Capital lease obligations. . . . . . . . . . . . . . . . . . . . . .          -   $(105,497)


         The accompanying notes are an integral part of the financial statements.

                                      F-16

                          WORLDWIDE MEDICAL CORPORATION
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                    AS OF DECEMBER 31, 2001 AND 2000 AND FOR


                                                            2001      2000
                                                         ---------    ----

Conversion of related party accounts payable
note payable:
Accounts payable - related party. . . . . . . . . . . .  $ 656,513      -
Note payable - related party. . . . . . . . . . . . . .  $(656,513)     -

Issuance of shares for prepaid interest on note payable
arising from settlement of litigation:
Prepaid interest expense. . . . . . . . . . . . . . . .  $  99,000      -
Common stock. . . . . . . . . . . . . . . . . . . . . .  $  (3,000)     -
Additional paid-in capital . . . . . . . . . . . . . .   $ (96,000)     -

Issuance of shares and held in escrow as collateral
for note payable arising from settlement of litigation:
Additional paid-in capital. . . . . . . . . . . . . . .  $  15,150      -
Common stock. . . . . . . . . . . . . . . . . . . . . .  $ (15,150)     -


    The accompanying notes are an integral part of the financial statements.

                                      F-17

                          WORLDWIDE MEDICAL CORPORATION
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2001 AND 2000 AND FOR EACH OF THE TWO YEARS IN THE PERIOD ENDED DECEMBER 31, 2001

1. DESCRIPTION OF BUSINESS
--------------------------

Worldwide Medical Corporation (the "Company") markets and distributes, principally in the United States, a family of easy-to-use, rapid screening products that provide preliminary results in five medical disciplines: (1) pregnancy and fertility, (2) infectious diseases, (3) sexually transmitted diseases, (4) drugs of abuse, and (5) health screening. The Company's products are subject to governmental regulation in the United States by the Food and Drug Administration.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
---------------------------------------------

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Worldwide Medical Corporation (a Delaware corporation) (the "Company") and its wholly owned subsidiary Worldwide Medical Corporation (a California corporation). All significant intercompany transactions have been eliminated.

Recognition of Revenue

Revenue is recognized on non-retailer sales for 2001 and 2000 and for retailer sales for 2001 when the products are shipped to the Company's customer. Provisions for discounts and rebates to customers, estimated returns and allowances, and other adjustments are provided for in the same period the related revenues are recorded. In 2000, the Company granted its retailer customers the right to return unsold products and credit terms that did not require payment for products purchased until they were ultimately sold at retail. Accordingly, the Company recorded the products shipped to those retailer customers in 2000 as consigned inventory until the receipt of payment when the sale was then recorded.

Cash and Equivalents

The Company invests portions of its excess cash in highly liquid investments. Cash and equivalents include time deposits and commercial paper with original maturities of three months or less. The Company has no requirements for compensating balances. The Company maintains cash balances in bank accounts, which did not exceed the federally insured limits at December 31, 2001 and 2000.

Inventories and Inventories on Consignment

Inventories are stated at the lower of cost or market with cost being determined using the first-in, first-out method. Substantially all inventory consisted of finished goods held for sale. The Company's management monitors inventories for excess and obsolete items and makes necessary valuation corrections when such

                          WORLDWIDE MEDICAL CORPORATION
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2001 AND 2000 AND FOR EACH OF THE TWO YEARS IN THE PERIOD ENDED DECEMBER 31, 2001

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED
--------------------------------------------------------

     Inventories and Inventories on Consignment, Continued

adjustments are required. In 2000, products shipped to retail customers were recorded as consigned inventories until their payments were remitted to the Company.

     Equity Method of Accounting

The equity method of accounting is used when the Company has a 20% to 50% interest in other entities. Under the equity method, original investments are recorded at cost and adjusted by the Company's share of undistributed earnings or losses of these entities. Nonmarketable investments in which the Company has less than 20% interest and in which it does not have the ability to exercise significant influence over the investee are initially recorded at cost and periodically reviewed for impairment.

     Property and Equipment

Property and equipment are recorded at cost and are depreciated using the straight-line method over an expected useful life of 3 to 5 years. Expenditures for normal maintenance and repairs are charged to income, and significant improvements are capitalized. Upon the sale or retirement of property and equipment, the accounts are relieved of the cost and the related accumulated depreciation with any resulting gain or loss included in the statement of operations.

     Long-Lived Assets

Long-lived assets held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The estimated undiscounted cash flows associated with the assets are compared to the carrying amounts to determine if a writedown to fair value is required. In fiscal 2000, management decided that the Company would no longer pursue utilization of the intangible assets, consisting of patent and patent application costs and recognized an impairment loss of $24,255, which is included in selling, general and administrative expenses.

     Accrued Confirmatory Testing Expense

The Company provides for estimated confirmatory testing costs related to the sales of its home drug testing kits. The Company has accrued for these costs in the period in which sales are made.

     Accounting for Income Taxes

The Company accounts for income taxes under the liability method. Under the liability method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax basis of assets and liabilities. They are measured using the enacted

                          WORLDWIDE MEDICAL CORPORATION
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2001 AND 2000 AND FOR EACH OF THE TWO YEARS IN THE PERIOD ENDED DECEMBER 31, 2001

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED
--------------------------------------------------------

     Accounting for Income Taxes, Continued

tax rates and laws that will be in effect when the differences are expected to reverse. The Company is required to adjust its deferred tax liabilities in the period when tax rates or the provisions of the income tax laws change. Valuation allowances are established to reduce deferred tax assets to the amounts expected to be realized.

     Debt Issued with Stock Purchase Warrants

Proceeds from debt issued with stock purchase warrants are allocated between the debt and the warrants based on their relative fair values. The value ascribed to the warrants, based on the Black-Scholes Option Pricing Model, is accounted for as a discount on the debt and amortized to interest expense over the term of the related debt using the effective interest method.

     Stock-Based Compensation

Statement of Financial Accounting Standards ("SFAS") No. 123, Accounting for Stock-Based Compensation, ("SFAS No. 123") established accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee and nonemployee compensation plans. As permitted by SFAS No. 123, the Company has elected to account for stock-based employee compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB No. 25"). In accordance with APB No. 25, compensation cost for stock options is recognized as the excess, if any, of the market price of the Company's stock at the date of grant over the amount an employee must pay to acquire the stock. Generally, the exercise price for stock options granted to employees equals or exceeds the fair market value of the Company's common stock at the date of grant, thereby resulting in no recognition of compensation expense by the Company. Any compensation cost that does arise is amortized over the requisite vesting periods. The Company accounts for stock-based compensation to nonemployees in accordance with SFAS No. 123.

     Research and Development Costs

Research and development costs are expensed when incurred and include costs for the production of device prototypes, validation specimens, and other design costs. Research and development costs incurred during 2000 were $72,337. There were no research and development costs incurred during 2001. However, $73,052 of research and development expense was incurred by Spectrum Analytics, Inc. and included in its loss from operations.

     Advertising Costs

The Company expenses the production costs of advertising the first time the advertising program is used and upon payment to retailers for use in cooperative advertising. Advertising expense was $458,685 and $465,886 for the years ended December 31, 2001 and 2000, respectively.

     Loss Per Common Share

Basic and diluted loss per common share are computed by dividing loss available to common shareholders by the weighted average number of common shares outstanding during the period. Diluted loss per share does not consider the effect of potentially dilutive securities, as their inclusion would be anti-dilutive.

                          WORLDWIDE MEDICAL CORPORATION
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2001 AND 2000 AND FOR EACH OF THE TWO YEARS IN THE PERIOD ENDED DECEMBER 31, 2001

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED
--------------------------------------------------------

     Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Financial Statement Classification

Certain amounts within the 2000 consolidated financial statements have been reclassified in order to conform to the 2001 consolidated financial statement presentation. These changes had no impact on previously reported results of operations or shareholders' equity.

     New Accounting Pronouncements

In June 2001, the FASB issued SFAS No. 141, Business Combinations, which addresses financial accounting and reporting for business combinations. SFAS No. 141 supercedes Accounting Principles Board ("APB") Opinion No. 16, Business Combinations and amends or supercedes a number of interpretations of that opinion. It also amends SFAS No. 38, Accounting for Preacquisition Contingencies of Purchased Enterprises. SFAS No. 141 will apply to all business combinations initiated after June 30, 2001. In 2002, the Company acquired all of a company it had previously reported under the equity method of accounting. The Company is currently evaluating the impact of SFAS No. 141 to determine the effect, if any, it may have on the Company's results of operations, financial position or cash flows.

     New Accounting Pronouncements, Continued

In June 2001, the FASB issued SFAS No. 142, Goodwill and Other Intangibles, which addresses financial accounting and reporting for goodwill and other intangible assets subsequent to their acquisition. SFAS No. 142 supercedes APB No. 17, Intangible Assets. Provisions of SFAS No. 142 will be effective for all fiscal years beginning after December 15, 2001. As such, the Company is not required to adopt the new statement until the year ending December 31, 2002. The Company is currently evaluating the effect that implementation of the new standard will have on its results of operations and financial position. However, adoption of SFAS No. 142 is not expected to have a significant effect on the Company's consolidated balance sheets, statements of operations, or statements of cash flows.

In August 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations, which addresses the accounting requirements for retirement obligations associated with tangible long-lived assets. This Statement requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. This Statement is effective for the Company's 2003 fiscal year, and early adoption is permitted. The Company is currently evaluating the impact of SFAS No. 143 to determine the effect, if any, it may have on the Company's results of operations, financial position or cash flows.

In October 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which excludes from the definition of long-lived assets goodwill and other intangibles that are not amortized in accordance with SFAS No. 142. SFAS No. 144 requires that long-lived assets to be disposed of by sale be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or in discontinued operations. SFAS No. 144 also expands the reporting of discontinued operations to include components of an entity that have been or will be disposed of rather than limiting such discontinuance to a segment of a business. This Statement is effective for the Company's 2003 fiscal year, and early adoption is permitted. The Company is currently evaluating the impact of SFAS No. 144 to determine the effect, if any, it may have on the Company's results of operations, financial position or cash flows.

                          WORLDWIDE MEDICAL CORPORATION
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2001 AND 2000 AND FOR EACH OF THE TWO YEARS IN THE PERIOD ENDED DECEMBER 31, 2001

3. INVESTMENT
-------------

The Company has a 50% interest in Spectrum Analytics, Inc. ("Spectrum"), a diagnostic testing laboratory, which has been accounted for on the equity method since its inception in January 2001. Spectrum's only customer to date has been the Company for which it has provided confirmatory testing for home drug tests. The Company received credit for approximately $40,000 of the pre-organization costs it incurred and contributed fixed assets with a book value of approximately $10,000 for its 50% interest, while Drs. Rojas and Moretti each as to 25% (the other 50% investors who are employees of Spectrum) contributed laboratory equipment with a fair value of $50,000. The Company advanced additional funds to Spectrum during the year while the other 50% investor was not obligated to nor did it provide additional financial support. Therefore, the Company's 2001 operations include a loss of $236,432, which represents 100% of the loss experienced by Spectrum for the year. The loss reduced the Company's investment in and advances to Spectrum to $1,108. The results of operations and financial position of the Company's equity basis investment in Spectrum at December 31, 2001 is summarized below: Condensed statement of operations information:

Net sales (related party)                                             $  29,500
                                                                      =========
Net loss                                                              $(236,432)
                                                                      =========
Company's equity in net loss of Spectrum                              $(236,432)
                                                                      =========

Condensed balance sheet information:

Current assets                                                        $     306
Noncurrent assets                                                        52,976
                                                                      ---------
Total assets                                                          $  53,282
                                                                      =========
Current liabilities:
     Related party                                                    $ 237,541
     Other                                                                2,174
                                                                      ---------
Total current liabilities                                               239,715
Deficit                                                                (186,433)
                                                                      ---------
Total liabilities and deficit                                         $  53,282
                                                                      =========

Reconciliation of Spectrum Deficit to the Company's Investment

Spectrum deficit                                                      $(186,433)
Less: Other 50% investors portion of the deficit                         93,216
                                                                      ---------
Company's portion of the Spectrum deficit                               (93,217)
Plus:
Company funds advances or expenses incurred on behalf of Spectrum       237,541
Less: Other 50% investors portion of the loss                          (118,216)
      Fifty percent of fixed asset contribution by
      other investor                                                    (25,000)
                                                                      ---------
COMPANY'S INVESTMENT IN SPECTRUM                                      $   1,108
                                                                      =========

                          WORLDWIDE MEDICAL CORPORATION
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2001 AND 2000 AND FOR EACH OF THE TWO YEARS IN THE PERIOD ENDED DECEMBER 31, 2001

3. INVESTMENT, CONTINUED
------------------------

Included in the operating results of Spectrum are allocations of $85,469 of expenses incurred by the Company and payments made by the Company on Spectrum's behalf of $170,979.

4. PROPERTY AND EQUIPMENT
-------------------------

Property and equipment at December 31, 2001 and 2000 consists of the following:

                                                           2001           2000
                                                           ----           ----
Equipment                                                $230,661       $230,661
Office furniture and equipment                            145,661        131,104
Leasehold improvements                                     23,187         21,127
                                                         --------       --------
                                                          399,509        382,892
     Less: accumulated depreciation                       201,619        133,177
                                                         --------       --------
Property and equipment, net                              $197,890       $249,715
                                                         ========       ========

At December 31, 2001 and 2000, property and equipment includes $105,497 of equipment recorded under capital leases, respectively. Depreciation expense was $68,442 and $44,626 for the years ended December 31, 2001 and 2000. Depreciation expense for the year ended December 31, 2001 includes $21,099 of depreciation for assets recorded under capital leases.

5. LINES OF CREDIT - FINANCIAL INSTITUTIONS
-------------------------------------------

A line of credit was entered into in 2001 with a financial institution with a maximum credit of $275,000 or 80% of the eligible domestic trade accounts receivable, for working capital needs. Borrowings under the line of credit as of December 31, 2001, were $273,821 and during the year bore a fluctuating annual interest rate of 27.5% to 36% plus the increase or decrease in the Wall Street Journal prime with the principal and unpaid interest due in full on March 1, 2003. The interest rates charged on the line of credit changed monthly based on the average amount outstanding. The eligible domestic accounts receivable balance as of December 31, 2001 was $203,598, which meant there was an overadvance of the line of credit of $70,223 and resulted in a surcharge of one-thirtieth of 1% per day for each day the overadvance existed with the surcharge amount included in the unpaid balance. The line of credit had an effective weighted average interest rate of 29.2% per annum for the year ended December 31, 2001. As of this report date, the Company is in compliance with the advance schedule per the loan agreement. The line of credit is collateralized by all of the Company's assets with a financing statement on file with the California Secretary of State dated February 23, 2001.

Line of credit with a financial institution with a maximum credit of $250,000 as of December 31, 2001 for working capital needs. Borrowings under the line of credit bear interest at a fixed rate of 10% per annum, with the principal and unpaid interest due in full on July 5, 2002. The line of credit is eligible for a one-year renewal subject to negotiation with the lender. At December 31, 2001, the line was overadvanced and had a balance of $330,000. The line of credit agreement does not have any negative covenants nor related remedies for the overadvance. The lender is currently being administered by a federal court-appointed receiver. The line of credit is collateralized by all of the Company's assets with a financing statement on file with the California Secretary of State dated September 25, 2000.

                          WORLDWIDE MEDICAL CORPORATION
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2001 AND 2000 AND FOR EACH OF THE TWO YEARS IN THE PERIOD ENDED DECEMBER 31, 2001

6. DEBT RESTRUCTURING
---------------------

The Company, in an earlier year, entered into an exclusive distributor and supplier agreement with an entity owned by a major shareholder and director of the Company. The agreement provided for the Company to act as an exclusive distributor in specified markets for certain diagnostic products produced by this related party. The agreement was prematurely terminated in 1998 and disputes arose between the Company and the supplier over the amounts owed and the payment thereof. In May 2001, to resolve the $656,513 related party account payable, the Company made a cash payment of $25,000 and executed a convertible secured promissory note payable to the supplier in the amount of $631,513. The note is collateralized by all of the assets of the Company with a financing statement on file with the California Secretary of State dated July 16, 2001, and 1,515,000 shares of its common stock issued and held as collateral in trust by the Company's legal counsel. The 1,515,000 shares will be retired if they are not released from the escrow as part of the collateral requirements of the convertible secured promissory note payable. The note payable itself is non-interest bearing and requires weekly payments equal to certain specified amounts per product unit sold for which payment was received during the week. The per unit payment amounts range from $0.25 effective January 1, 2001, and adjust every six months up to $1.00 starting July 1, 2003, and continue thereafter at that rate until the note is fully paid. The terms of the note payable also require the Company to make principal payments on cash proceeds from the sale by the Company of its common stock. The amount of the required principal payments is equal to 15% of an adjusted per share price (as defined) up to $0.75 and 10% of an adjusted per share price of $0.76 and over. The note is convertible at the holder's discretion at any time in whole or in part into shares of the Company's common stock subject to the Company's right to prepay such amount otherwise to be converted. The conversion price is $0.40 per share subject to certain adjustments as specified arising from among other things any stock splits, stock dividends, consolidations or mergers. The note also provides it shall be junior and subordinate only to an amount not to exceed an additional $300,000 of bank or other institutional indebtedness in excess of that outstanding as of the date of the note agreement. In order to induce the Company to repay the note as quickly as possible, the Company agreed to the issuance and escrow of an additional 300,000 shares of its common stock with its legal counsel to be released to the note holder in specified increments. If the note is not fully paid after one year and prior to the 18th, the 24th, the 30th months, and then thereafter, the Company's attorney will cause the shares to be released from the escrow in increments of 75,000, 75,000, 50,000 or 100,000 shares, respectively, to the note holder. The issuance of the 300,000 shares resulted in the Company recognizing $99,000 of prepaid interest based on the fair value of the shares as of the date of the agreement. In 2002, the first $75,000 shares that had been escrowed were released to the entity. The prepaid interest is being amortized, on an interest method with an effective rate of 9.7% over the expected life of the note payable. In connection with this agreement, the Company issued three warrants to the same major shareholder and director to purchase 164,000, 246,000 and 246,000 shares of the Company's common stock at exercise prices of $0.20, $0.30 and $0.40, with expiration dates of December 31, 2001, 2002, and 2003, respectively. During 2001, the major shareholder and director exercised the 164,000 warrants. The Company recognized a $157,440 settlement expense arising from the issuance of the warrants. These warrants were valued at their fair value based on the Black Scholes Option Pricing Model as of the date of the agreement. If the Company ceases to sell test units (as defined); if during any three-month period annualized sales volume is less than $1,000,000; or if the note holder receives payments during any three-month period of less than $50,000; the note holder is entitled to issue a demand for all the unpaid note principal and all of the remaining unissued escrowed 300,000 common shares. The note payable is current as of the report date.

                          WORLDWIDE MEDICAL CORPORATION
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2001 AND 2000 AND FOR EACH OF THE TWO YEARS IN THE PERIOD ENDED DECEMBER 31, 2001

7. NOTES PAYABLE
----------------

Notes payable at December 31, 2001 and 2000 consist of the following:
                                                             2001       2000
                                                             ----       ----
     Uncollateralized  -  Related Party

Note payable to a major shareholder who is a director
   of the Company, with an interest rate of 9% per
   annum. The note matured in March 1996, has not been
   renewed or extended and is therefore treated as due
   on demand. The note and accrued interest is
   convertible at the option of the holder into shares
   of the Company's common stock at a conversion price
   of $.60 per share. The conversion feature is in
   effect as long as any portion of the note payable
   and the related accrued interest are unpaid.           $  20,000   $  20,000

     Collateralized - Related Party

Note payable to a company owned by a major shareholder
   who is a director of the Company. A total of 300,000
   shares of the Company's common stock are held in
   escrow to be released in certain increments over the
   period that there is an unpaid balance on the note.
   The value of these shares has been recorded as
   prepaid interest, which is being amortized on an
   interest method to interest expense at an effective
   rate of 9.7% per annum. The note requires weekly
   payments equal to certain specified amounts per
   product unit sold. The note is collateralized by all
   of the assets of the Company and 1,515,000 shares of
   its common stock issued and presently held in trust
   by the Company's legal counsel (Note 6).                 506,524       --
                                                          ---------   ---------

Total notes payable - related party                         526,524      20,000
Less: current maturities                                   (207,000)    (20,000)
                                                          ---------   ---------
LONG TERM PORTION OF NOTES PAYABL- RELATED  PARTY         $ 319,524       --
                                                          =========   =========

                          WORLDWIDE MEDICAL CORPORATION
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2001 AND 2000 AND FOR EACH OF THE TWO YEARS IN THE PERIOD ENDED DECEMBER 31, 2001

7. NOTES PAYABLE, CONTINUED
---------------------------

     Uncollateralized  -  Other
                                                             2001       2000
                                                             ----       ----

Note payable to a shareholder with an interest rate of
   10% per annum. The note matured in April 2000, has
   not been renewed or extended and is therefore
   treated as due on demand. In connection with the
   note, the Company granted 25,000 warrants to
   purchase the Company's common stock at $1.00 per
   share, exercisable immediately and expiring on
   October 15, 2002 and recorded a discount of $17,000
   on the note based on the fair value of the warrants.
   Discount of $9,917 was amortized to interest expense
   during 2001. No discount was amortized to interest
   expense in 2000. The note was fully paid in 2001.           --     $  35,000
                                                          ----------  ---------
Total notes payable, related parties                           --        35,000
Less: current maturities                                       --       (35,000)
                                                          ----------  ---------
LONG TERM PORTION OF NOTES PAYABLE                             --          --
                                                          ==========  =========

Maturities of notes payable for the years ended December 31,

2002                              $     207,000
2003                                    250,000
2004                                     69,524
2005 and thereafter                        --

Interest expense during the years ended December 31, 2001 and 2000 was $130,546 and $133,805, respectively.

     Convertible Debentures

During 2000, the Company issued convertible debentures for total proceeds of $798,794. The debentures were issued with a detachable warrant to purchase one share of the Company's common stock for each dollar raised and have an exercise price of $0.20. The warrants were immediately exercisable, and expired one year from the date of issuance. They bore interest at a rate of 12% per annum, mature one year from issuance and were convertible into the Company's common stock at $0.25 per share. Proceeds from the borrowing were allocated between the debt and the warrants based on their relative fair values. A discount of $113,172 was

                          WORLDWIDE MEDICAL CORPORATION
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2001 AND 2000 AND FOR EACH OF THE TWO YEARS IN THE PERIOD ENDED DECEMBER 31, 2001

7. NOTES PAYABLE, CONTINUED
---------------------------

     Convertible Debentures, Continued

recorded on the note, which has been recognized as interest expense on a yield basis over the life of the related debt. The debentures were determined to have a beneficial conversion feature with intrinsic values totaling $205,647, which was recorded as debt discount and an increase in additional paid-in-capital. The corresponding discount was amortized to interest expense over the period from issuance of the notes to the date they became first convertible. All the debentures were convertible at any time, and accordingly, the total discount was charged to interest expense at the date of issuance. The debentures were immediately converted into the Company's common stock, and an aggregate of 3,195,177 shares were issued.

Subsequent to year-end, the Company issued units of convertible debentures and common stock and received proceeds of $125,000. Each unit consists of $25,000 convertible note and 12,500 shares of the Company's common stock. The note bears interest at 10% per annum and is due in six months with a six-month extension at the option of the holder. The note is convertible into 50,000 shares of the Company's restricted common stock and has certain registration rights.

In addition, the Company sold one unit consisting of a $250,000 note payable and 250,000 restricted common shares that have certain registration rights. The note bears interest at 10% per annum and is due in six months with a six-month extension at the option of the holder. The note is collateralized by 500,000 shares of the Company's common stock held in escrow by the Company's legal counsel in the event of default.

8. CAPITALIZED LEASE OBLIGATIONS
--------------------------------

The Company leases equipment under long-term noncancellable capital leases. Obligations under capital leases consist of the following:
                                                              2001      2000
                                                              ----      ----

Capital lease with a finance company with an interest
   rate of 14.25% per annum, with monthly principal and
   interest payments of $2,043, maturing in September
   2005                                                    $  71,688  $  83,716

Capital lease with a finance company with an interest
   rate of 21.94% per annum, with monthly principal and
   interest payments of $681, maturing in October 2003        12,244     17,130
                                                           ---------  ---------
Total  capitalized  lease  obligations                     $  83,932  $ 100,846
                                                           =========  =========


Future minimum lease payments under capital leases are as follow for the year ending December 31:

2002                                         $  32,688
2003                                            31,326
2004                                            24,516
2005                                            19,209
2006                                                 -
                                             ---------
Total minimum lease payments                   107,739
Less: amount representing interest
at the incremental borrowing                   (23,807)
                                             ---------
Total value of minimum lease payments           83,932
     Less: current portion                     (21,449)
                                             ---------
CAPITALIZED LEASE OBLIGATIONS
NET OF CURRENT PORTION                       $  62,483
                                             =========

                          WORLDWIDE MEDICAL CORPORATION
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2001 AND 2000 AND FOR EACH OF THE TWO YEARS IN THE PERIOD ENDED DECEMBER 31, 2001

9. EXTRAORDINARY ITEM
---------------------

During 2001 and 2000, the Company settled certain payables with an aggregate balance of $106,478 and $70,335 for total cash payments of $38,347 and $24,000, resulting in gains of $68,104 and $46,334, or $0.01 per common share, respectively. The aggregate gain on the settlements is classified as an extraordinary item in the statement of operations.

10. RELATED PARTY TRANSACTIONS
------------------------------

     Sales Agreement

The Company entered into an exclusive sales agreement with a company currently owned by a former director and previously partially owned by an officer, who is a current director. The agreement included a 15% commission on sales generated by the related party in North America and Mexico. In April 2000, the commission rate was amended to 7.5%. The related party agreed to reimburse the Company for certain initial costs to establish customer account relationships. The Company entered into a new agreement with this entity effective January 1, 2001, that provides for commissions of 4.0%, 3.5%, 3.0%, and 2.75% on incremental annual retail sales of the first $1,500,000, the next $1,000,000, the next $1,000,000, and the next $1,500,000, respectively and 2.5% on retail sales over $5,000,000. In addition, the agreement provides for commissions of 2.0% on the first $5,000,000 of wholesale and distributor sales and 1.25% thereafter. For the years ended December 31, 2001 and 2000, the related party commissions were $240,671 and $223,131, respectively.

11. INCOME TAXES
----------------

The components of the provision for income taxes for the years ended December 31, 2001 and 2000 are as follows:
                                                           2001             2000
                                                           ----             ----
Current expense:
     Federal
     State                                                 $800             $800
                                                           ----             ----
                                                            800              800
                                                           ----             ----
Deferred benefit:
     Federal                                                --               --
     State                                                  --               --
                                                           ----             ----
Total provision                                            $800             $800
                                                           ====             ====

                          WORLDWIDE MEDICAL CORPORATION
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2001 AND 2000 AND FOR EACH OF THE TWO YEARS IN THE PERIOD ENDED DECEMBER 31, 2001

11. INCOME TAXES, CONTINUED
---------------------------

Significant components of the Company's deferred income tax assets and liabilities at December 31, 2001 and 2000 are as follows:

                                                      2001              2000
                                                      ----              ----
Deferred income tax asset:
     Accrued  expenses                            $     7,610       $    11,894
     Net operating losses                           2,149,510         1,633,388
     Other                                                272               272
                                                  -----------       -----------
Total deferred income tax asset                     2,157,392         1,645,554
Valuation allowance                                (2,147,576)       (1,635,556)
                                                  -----------       -----------
Total deferred income tax                               9,816             9,998
                                                  -----------       -----------
Deferred income tax liability:
     Depreciation                                       9,816             9,998
                                                  -----------       -----------
Total deferred income tax liability                     9,816             9,998
                                                  -----------       -----------
Net deferred income tax liability                        --                --
                                                  ===========       ===========

The Company has concluded that it is more likely than not that none of the net deferred income tax assets will be realized through future taxable earnings and has established a valuation allowance for them.

Income tax expense differs from the expected amount by applying the federal statutory rate as follows:
                                                        2001         2000
                                                        ----         ----
Federal statutory                                      (34.0)%      (34.0)%
State income taxes                                       0.1          0.1
Nondeductible expense                                    0.3         10.3
Increase in valuation allowance                         33.7         23.7
                                                        -----       -----
                                                         0.1%        0.1%
                                                        =====       =====

At December 31, 2001, the federal and state net operating loss carryforwards are $5,785,706 and $2,063,016, respectively. The federal and state net operating losses will begin to expire in 2016 and 2002, respectively.

12. COMMITMENTS AND CONTINGENCIES
---------------------------------

     Concentration of Suppliers

The Company made approximately 100% of its inventory purchases from three North American vendors for the years ended December 31, 2001 and 2000. One vendor accounted for 22% of the total accounts payable at December 31, 2001 and 2000, respectively. Although there are other suppliers of these materials, a change in suppliers could cause delays in the production process, which could ultimately affect operating results.

                          WORLDWIDE MEDICAL CORPORATION
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2001 AND 2000 AND FOR EACH OF THE TWO YEARS IN THE PERIOD ENDED DECEMBER 31, 2001

12. COMMITMENTS AND CONTINGENCIES, CONTINUED
--------------------------------------------

     Concentration of Credit Risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist primarily of trade accounts receivable. Exposure to losses on accounts receivable is principally dependent on the individual customer's financial condition, as credit sales are not collateralized. The Company monitors its exposure to credit losses and writes off those accounts receivable that it deems to be uncollectible. The Company had two customers that accounted for 75% and 74% of the Company's sales for the years ended December 31, 2001 and 2000, respectively. Two customers accounted for 87% and one customer accounted for 86% of the accounts receivable balance at December 31, 2001 and 2000, respectively.

     Management's Plan

Management plans include completion of the Company's development program and attainment of profitable operations by achieving sufficient sales to support the Company's cost structure. The future sales growth is planned to be achieved through distributors selling to hospitals, laboratories, law enforcement, and retail outlets. The Company's sales increased in the year 2001primarily due to

     Management's Plan, Continued

the sale of its retail products. Management's plan includes the continued focus on sales efforts within the retail markets, given their higher gross profit margins, product and operating cost reductions, and the continued development of the Company's own laboratory and laboratory testing business.

The Company has relied upon debt and equity funding from shareholders since inception. The Company plans to raise additional equity by private placement sales and a public offering of common stock to new and existing stockholders in order to fund operations until the Company is consistently profitable. In addition, the Company has entered several settlement agreements resolving disputes, litigation and regulatory matters, which require a significant commitment of funds. Management believes that such funding will be available, but the ability to obtain and the adequacy of such funding, if any, are uncertain. In addition, the Company is unable to assess the possible outcome and the effect on the Company's operations and cash flows from the litigation and related party dispute mentioned above.

     Operating Leases

The Company rents its facility under an operating lease agreement, which extends through June 2005. The Company has the option to extend the lease for one three-year period at the then current market rate.

Future minimum lease payments at December 31, 2001 are as follows:

2002                                     $ 125,941
2003                                       125,941
2004                                       125,941
2005                                       104,941
2006                                             -
                                         ---------
     TOTAL MINIMUM LEASE PAYMENTS        $ 482,764
                                         =========

Rent expense was $87,647 and $91,505 for the years ended December 31, 2001 and 2000, respectively.

                          WORLDWIDE MEDICAL CORPORATION
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2001 AND 2000 AND FOR EACH OF THE TWO YEARS IN THE PERIOD ENDED DECEMBER 31, 2001

12. COMMITMENTS AND CONTINGENCIES, CONTINUED
--------------------------------------------

     Co-operative Promotions

During 2001, the Company committed to provide two of its largest customers an aggregate of approximately $245,000 for co-operative promotions and advertising during 2002 and 2003.

     Employment Taxes

The Company, in its fiduciary capacity as an employer, has the primary responsibility for deducting and remitting both the employer and employee portions of payroll related taxes to the appropriate governmental agencies. During 1999, the Company paid compensation of $119,440 to two of its officers from whom these taxes, approximating $30,000, were neither withheld nor remitted to the governmental authorities involved. If, as a result of not withholding employment taxes, the employees incur an income tax liability that ultimately results in a deficiency, the Company becomes contingently responsible, if the employees cannot or do not satisfy that liability. The Company is contingently liable for these taxes, penalties, and interest. The employer portion of the payroll-related taxes has been recorded as a liability by the Company and will remain there until the federal and state statues of liability lapse.

     Settlement of Dispute

During 1999, disputes arose between the Company and its "then president" over various matters. In February 2000, the Company's "then president" resigned and in June, entered into a settlement agreement with the Company. The agreement provided, among other things for the former president to issue a $310,000 interest-bearing note to the Company that is payable over a seven year period and the pledge of all his shares of the Company's common stock as collateral for the note. The Company recognized the note receivable only to the extent of the value of the underlying collateral and concluded that income from the amounts due under the note in excess of the receivable recorded should be recognized only as payments are received. To date, payments of $10,000 have been received, and the note receivable balance has decreased by the reduction in the fair value of the shares held as collateral and by the fair value of the shares the former officer agreed to liquidate for the benefit of the Company related to a settlement with the former chief financial officer of $20,090. Amounts recorded as due from the former officer were $7,749 and $35,870 at December 31, 2001 and 2000, respectively.

     Settlement of Litigation

In August 2000, a former chief financial officer of the Company filed suit against the Company alleging breach of employment contract, wrongful termination, failure to pay compensation when due and violation of a California Labor Code Section. In October 2000, the Company filed a response denying the allegations. In February 2002, the parties entered into a memorandum of agreement to settle the lawsuit whereby the Company will pay the former employee a total of $27,000 in four installments during the first 90 days following the execution of the more formal settlement document. After the payment of the last $6,750 of the $27,000, the Company will then make fourteen consecutive monthly payments of $3,425.

                          WORLDWIDE MEDICAL CORPORATION
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2001 AND 2000 AND FOR EACH OF THE TWO YEARS IN THE PERIOD ENDED DECEMBER 31, 2001

12. COMMITMENTS AND CONTINGENCIES, CONTINUED
--------------------------------------------

     Settlement of Litigation, Continued

The Company will also issue 88,500 restricted shares of its common stock to the former employee. If the value of these shares in one year is not equal to $88,500, such additional shares will be issued or shares will be returned as is necessary until the then value of the shares equal this amount. In summary, the Company recognized a litigation settlement expense of $183,540 in the year ended December 31, 2001 including $20,090 related to the fair value of the shares provided for the Company's benefit by the former officer (president) mentioned in this note. As of this report date, the formal settlement document has not been signed.

     Amendment to Settlement with Customer

In June 2001, the Company settled a claim with a customer wherein the Company agreed to pay certain amounts followed by periodic payments over approximately two years. Since then, the Company has been unable to make the agreed payments as scheduled, and at December 31, 2001, the Company owed the customer $350,000. As a result, in April 2002, the Company and the customer agreed to modify the payment terms of the original agreement to provide for an interest charge and the issuance of default warrants if the Company fails to make any of the required monthly payments. The modification requires the Company to pay $50,000 on May 1, 2002, and the $12,500 per month starting May 1, 2002 until $300,000 has been paid. Each warrant will not reduce the amount owed by the Company and expires two years after the date of issuance. These default warrants are exercisable at 75% of the average closing share price of the Company's common stock 10 days prior to the due date of the monthly payment in respect to which the Company is in default. In addition, the Company agreed to replace the stipulated judgment documentation with such other substitute documentation to permit the customer to seek and obtain from the court a judgment for $517,500 less any payments made by the Company.

13. LEGAL EXPENSE
-----------------

The Company experienced legal expense for the each of two years in the period ended December 31, 2001 as follows:

                                                           2001           2000
                                                           ----           ----
General and corporate securities matters                 $186,307       $ 97,236
Settlement related                                         95,387        163,091
                                                         --------       --------
TOTAL LEGAL EXPENSE                                      $281,694       $260,327
                                                         ========       ========

                          WORLDWIDE MEDICAL CORPORATION
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2001 AND 2000 AND FOR EACH OF THE TWO YEARS IN THE PERIOD ENDED DECEMBER 31, 2001

14. STOCK COMPENSATION PLAN
---------------------------

The Company currently has a formal stock compensation plan that provides for the granting of options to employees and consultants.

     Employees

The following summarizes information about stock options granted and outstanding at December 31, 2001 and 2000, and changes during the years then ended:

                                                          Weighted
                                                          Average
                                                          Exercise
                                      Options               Price
                                      --------              -----
OUTSTANDING AT DECEMBER 31, 1999       254,000              $ 0.82
Granted                                 82,500                0.25
Exercised                                    -                   -
Cancelled                                    -                   -
Expired                               (100,000)               0.50
                                      --------              ------
OUTSTANDING AT DECEMBER 31, 2000       236,000                0.74
Granted                                      -                   -
Exercised                                    -                   -
Cancelled                                    -                   -
Expired                                      -                   -
                                      --------              ------
OUTSTANDING AT DECEMBER 31, 20         236,000              $ 0.74
                                      ========              ======

The 236,000 options outstanding at December 31, 2001, have an exercise price range of $0.25 to $1.00 and a weighted average remaining life is two and a one-half (2 ) years. At December 31, 2001 and 2000, 236,000 shares of common stock, respectively, were reserved for exercise of outstanding options.

     Nonemployees

The Company accounts for stock-based compensation awards to nonemployees based upon fair values at the grant dates in accordance with SFAS No. 123. The consideration received for the granting of stock purchase warrants is based on the fair value of the goods or services received or the value of the warrants issued, whichever is more reliably measurable. The Black Scholes Option Pricing Model is used to determine the fair value of the warrants when the value of the services is based on the value of the warrants issued. The fair value of the warrants is amortized over the periods the Company receives the goods or services.

                          WORLDWIDE MEDICAL CORPORATION
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2001 AND 2000 AND FOR EACH OF THE TWO YEARS IN THE PERIOD ENDED DECEMBER 31, 2001

14. STOCK COMPENSATION PLAN, CONTINUED
--------------------------------------

     Nonemployees, Continued

The following summarizes information about warrants granted to nonemployees and outstanding at December 31, 2001 and 2000 and the changes during the years then ended.
                                                                    Weighted
                                                                     Average
                                                                    Exercise
                                                     Warrants         Price
                                                     --------         -----
BALANCE AT DECEMBER 31, 1999                          371,500         $0.79
Granted                                                     -            -
Exercised                                                   -            -
Cancelled                                                   -            -
Expired                                              (100,000)       (0.50)
                                                     --------        ------
BALANCE AT DECEMBER 31, 2000                          271,500          0.90
Granted                                                     -            -
Exercised                                                   -            -
Cancelled                                                   -            -
Expired                                               (30,000)       (1.70)
                                                     --------       ------
BALANCE AT DECEMBER 31, 2001                          241,500       $ 0.80
                                                     ========       ======

Summary information about the 271,500 warrants outstanding at December 31, 2001 follows:
                                       Warrants            Weighted
                                      Outstanding           Average
     Range of Exercise Prices      December 31, 2001    Contractual Life
     ------------------------      -----------------     ---------------
     $0.30 to $0.60                     150,000            2.9  years
     $0.75 to $1.50                     106,500            2.0  years
     $2.00                               15,000            1.0  years
                                        -------            ----------
                                        271,500            2.4  years
                                        =======            ==========

15. DISCLOSURES ABOUT FAIR VALUES OF FINANCIAL INSTRUMENTS
----------------------------------------------------------

The estimated fair value amounts of all financial instruments on the Company's December 31, 2001 and 2000 balance sheet have been determined by using available market information and appropriate valuation methodologies. Fair value is described as the amount at which the instrument could be exchanged in a current transaction between informed willing parties, other than in a forced liquidation. However, considerable judgment is necessarily required in interpreting market data to develop the estimates of fair value.

                          WORLDWIDE MEDICAL CORPORATION
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2001 AND 2000 AND FOR EACH OF THE TWO YEARS IN THE PERIOD ENDED DECEMBER 31, 2001

15. DISCLOSURES ABOUT FAIR VALUES OF FINANCIAL INSTRUMENTS, CONTINUED
---------------------------------------------------------------------

Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts. The Company does not have any off balance sheet financial instruments.

The Company in estimating fair value disclosures for the financial statements used the following methods and assumptions:

     Current

Cash and equivalents, accounts receivable, inventories, other current assets, lines of credit, accounts payable, accrued expenses and certain other current liability amounts approximate fair value due to the short term maturities of these instruments.

     Noncurrent

The fair value of noncurrent notes payable is estimated by determining the net present value of future payments. The carrying amount on the balance sheet approximates the fair value or the interest rates approximate current market rates.

16. LOSS PER COMMON SHARE
-------------------------

The computation of basic and diluted loss per common share for the years ended December 31, 2001 and 2000 is as follows:
                                                      2001             2000
                                                      ----             ----
                                                  (As Restated)
Net loss available to common shareholders:
     Net loss before extraordinary                  (1,579,341)    $ (1,154,082)
     Extraordinary gain                                 68,104           46,334
                                                  ------------     ------------
     Net loss available to
     common shareholders
             (numerator)                          $ (1,511,237)    $ (1,108,548)
                                                  ============     ============

Weighted-average shares outstanding
basic and diluted (denominator)                     12,995,088        9,576,079
                                                  ============     ============

Basic and diluted loss per common share:
     Net loss before extraordinary gain           $      (0.12)    $      (0.12)
     Extraordinary gain                                   0.01             0.01
                                                  ------------     ------------
BASIC AND DILUTED LOSS PER COMMON SHARE           $      (0.11)    $      (0.11)
                                                  ============     ============

                          WORLDWIDE MEDICAL CORPORATION
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2001 AND 2000 AND FOR EACH OF THE TWO YEARS IN THE PERIOD ENDED DECEMBER 31, 2001


16. LOSS PER COMMON SHARE, CONTINUED
------------------------------------

The effect of the potentially dilutive securities listed below was not included in the computation of diluted loss per share, because to do so would have been anti-dilutive for the periods presented.
                                                       2001             2000
                                                       ----             ----
Shares of common stock issuable under:

     Employee stock options                           236,000          236,000
     Stock purchase warrants                          783,500        1,120,294

17. OUTSTANDING WARRANTS
------------------------

At December 31, 2001 and 2000, the Company had outstanding warrants to purchase 783,500 and 1,120,294 shares of the Company's common stock, respectively, at exercise prices ranging from $0.30 to $1.50 and $0.20 to $2.00 per share, respectively. The warrants expire at various dates through 2003. At December 31, 2001, all the warrants are exercisable.

At December 31, 2001 and 2000, 783,500 and 1,120,294 shares of common stock, respectively, were reserved for exercise of outstanding warrants.

18. COMMON STOCK TRANSACTIONS
-----------------------------

     Shares Issued in Private Placement

In 2001, the Company issued 129,613 shares of its common stock at $0.20 per share amounting to $25,922.

     Shares Issued on the Exercise of Warrants

In 2001, the Company issued 1,025,244 shares of its common stock upon exercise of warrants with an exercise price of $0.20 per share. Of the proceeds, $33,300 was in the form of receivables, which are reflected as a reduction of shareholders' equity.

     Shares Issued on Conversion of Debentures

In 2000, the Company issued 3,195,177 shares of common stock upon conversion of debentures amounting to $798,793. Of the proceeds from the issuance of the debentures, $85,505 was in the form of receivables, which upon the conversion of the debentures, are reflected as a reduction of shareholders' equity. Of the $85,505 of common stock receivables, $60,000 is due from an officer of the Company.

                          WORLDWIDE MEDICAL CORPORATION
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2001 AND 2000 AND FOR EACH OF THE TWO YEARS IN THE PERIOD ENDED DECEMBER 31, 2001

18. COMMON STOCK TRANSACTIONS, CONTINUED
----------------------------------------

     Shares Issued for Services

In 2000, the Company issued 100,000 shares of common stock for $25,000 for financial consulting services based on the fair value of the Company's common stock on the date of issuance.

In 2000, a former marketing consultant for the Company claimed $50,000 was owed for services. The Company disputed the claim, but later agreed to issue 32,511 shares of common stock in full satisfaction of the $50,000 claim for such services to avoid litigation. The number of the shares issued was determined using the average fair value of the common stock for the period the disputed services claimed to have been provided. Months later, the former marketing consultant sold the 32,511 shares to the Company for a cash payment of $12,000, and the shares were then canceled.

     Shares and Warrants Issued in Settlement of Litigation

In 2001, the Company issued shares as part of a settlement of an account payable
- related party (Note 7) whereby 300,000 shares were issued at the fair value as of the date of the settlement agreement. These shares are being held by an attorney in escrow for distributions in accordance with the terms of the settlement agreement. The transaction resulted in the recognition of $99,000 of prepaid interest by the Company. Effective January 1, 2002, 75,000 shares were released from escrow in accordance with the terms of the agreement.

In 2001, the Company, as part of the same settlement issued 1,515,000 shares at par value, which are being held by an attorney in escrow as part of a collateral agreement. The transaction resulted in a reduction of additional paid-in capital of $15,150.

In 2001, the Company issued warrants to purchase 656,000 shares of common stock to the related party who is the sole owner of the entity involved in the settlement (Note 7). The issuance of the warrants resulted in a settlement expense of $157,440 based on the value calculated by the Black Scholes Option Pricing Model as of the date of the agreement.

     Warrants Issued with Debentures

In 2000, the Company issued warrants to purchase 3,993,965 shares of common stock at $0.20 per share in conjunction with the issuance of convertible debentures. The proceeds from the sale of the debenture units was allocated between the debt and warrants based on their relative fair values resulting in the Company recognizing an interest expense of $113,172 in 2000. In 1999, the Company entered into a transaction with an individual to sell 300,000 shares of its restricted common stock for $150,000 in connection with its 1999 private placement. Subsequently, disputes arose over the transaction. In an effort to avoid litigation the

     Warrants Issued with Debentures, Continued

Company agreed to increase the number of shares acquired to 428,571 for the consideration previously paid. However, in September 1999, the individual brought suit against the Company. The individual claimed that the shares issued were not according to the agreement. In 2000, the Company entered into a settlement agreement with the individual. In this connection, the Company agreed to pay the individual $105,000 and the individual agreed to return 11,904 previously issued shares to the Company for cancellation. The Company recognized a settlement expense of $105,000 in 2000.

     Beneficial Conversion Feature Related to Debenture

In 2000, the Company's issuance of convertible debentures included a beneficial conversion feature with an intrinsic values totaling $205,647. The value of the beneficial conversion feature resulted in the recognition of a debt discount.

                          WORLDWIDE MEDICAL CORPORATION
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2001 AND 2000 AND FOR EACH OF THE TWO YEARS IN THE PERIOD ENDED DECEMBER 31, 2001

19. ACQUISITION OF SPECTRUM ANALYTICS, INC.
-------------------------------------------

On April 3, 2002, the Company acquired the other 50% interest of Spectrum Analytics, Inc. owned by Drs. Rojas and Moretti. The Company gave 50,000 shares of its common stock with an estimated fair market value of $21,500 and forgave $57,940 due from an entity owned by Dr. Moretti through which she held her ownership of Spectrum. As a result, Spectrum is a wholly owned subsidiary and the transaction will be recorded at the value of the shares given and the amount forgiven. Allocation of the purchase price has not yet been determined.

20. REGULATORY MATTERS
----------------------

In February 2001, the FDA filed an administrative civil penalties action against the Company and certain of its current and former officers (the "individuals") that sought penalties in the amount of $1,000,000 from the Company and a total of $2,290,000 from the individuals. In April 2002, the Company, the individuals, and the FDA agreed to enter into a settlement agreement (the "settlement") that resolves all FDA claims concerning the introduction of the Company's drug test products into interstate commerce during the period from July 1999 through June 2000. The settlement document has not been signed, as of the date of this report, by any of the involved parties. The proposed settlement resolves all known FDA actions currently pending against the Company. The settlement document provides that none of its provisions shall be construed as an admission of liability by the Company and the individuals.

The proposed settlement will require the Company to pay a total of $150,000 with $50,000 due within 45 days of the filing of the settlement with the FDA. The Company must make two additional payments of $50,000. The first of the payments is due no later than one year after the filing of the settlement, and the second $50,000 payment is due no later than two years after the filing of the settlement. In addition, the individual who is a former officer of the Company must pay a total of $100,000 with $20,000 due within two years and the additional $80,000 due within three years from the filing of the settlement. Interest shall accrue and be paid on all settlement amounts, except for the initial payment made by the Company, from the settlement filing date. The interest rate will be equal to the weekly average one-year constant maturity treasury yield for the first calendar week preceding the date of the filing of the settlement. The settlement document has not been filed as of the report date, and the applicable interest rate is currently at 2.61% per annum.

The proposed settlement provides for the Company to guarantee the payment obligation of the former officer. Accordingly, the Company has recorded its obligation along with the former officer's payment obligation as a liability. The Company has not recorded an amount due from the same individual, as the former officer's future payments are contingent. If the individual makes any future payments on the FDA liability or repays the Company for payments it makes on his behalf, the Company will recognize income at that time.

If the Company or the individual who have payment liabilities fails to make the necessary payments as described in the settlement, the interest rate doubles effective as of the settlement default date. Upon receipt of all payments under the settlement, the FDA will dismiss the administrative complaint. The other two individuals involved in the February 2001 FDA administrative penalties action are not obligated to make any payments under the settlement.

                          WORLDWIDE MEDICAL CORPORATION
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2001 AND 2000 AND FOR EACH OF THE TWO YEARS IN THE PERIOD ENDED DECEMBER 31, 2001

21. RESTATEMENT OF INTERIM FINANCIAL STATEMENTS
-----------------------------------------------

In the unaudited balance sheet and related unaudited statements of operations, shareholders' equity and cash flows of the Company as of September 30, 2001 and for the nine-month period then ended, the Company had consolidated the results of operations of Spectrum. This error was crrected when the financial statements as of September 30, 2001 and for the nine month period then ended were restated. The Company revised its financial statements and reported its 50% interest in Spectrum under the equity method of accounting. The effects of the correction of the error resulting in the restatement of the unaudited interim period financial statements are as follows:

                                                   As  Issued    As  Restated
                                                   ----------    ------------
Income before extraordinary items                   $282,036       $245,822
                                                    ========       ========
Net income                                          $327,517       $291,303
                                                    ========       ========
Earnings (loss) per share                           $   0.03       $   0.02
                                                    ========       ========


22. UNAUDITED QUARTERLY FINANCIAL DATA
--------------------------------------

The following is a reconciliation of the nine months ended September 30, 2001 results of operations, which were impacted by the effect of year-end adjustments:
                              Original
                           As Reported In     As Restated In     Adjusted
                           Form 10SB/A-1      Form 10SB/A-2     As Restated
                           -------------      -------------     -----------

Net Sales                   $  2,624,729      $  2,624,729      $ 2,330,196(2)
                            ============      ============      ===========
Costs and expenses          $  2,297,212      $  2,333,426(1)   $ 2,667,323(3)
                            ============      ============      ===========

Net income  (loss)          $    327,517      $    291,303      $  (337,127)
                            ============      ============      ===========
Net income (loss)
per share - basic
and diluted                 $       0.03      $       0.02      $     (0.02)
                            ============      ============      ===========

The following is a reconciliation of the six months ended June 30, 2001 results of operations, which were impacted by the effect of year-end adjustments:

                                              Original
                                            As Reported In          Adjusted
                                              Form 10SB           As Restated
                                              ---------           -----------

Net Sales                                  $      2,005,549       $ 1,767,524(2)
                                           ================       ===========
Costs and expenses                         $      1,763,185       $ 1,783,824(3)
                                           ================       ===========
Net income (loss)                          $        242,364       $   (16,300)
                                           ================       ===========
Net income (loss) per
share - basic and diluted                  $           0.02       $     (0.00)
                                           ================       ===========

                          WORLDWIDE MEDICAL CORPORATION
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2001 AND 2000 AND FOR EACH OF THE TWO YEARS IN THE PERIOD ENDED DECEMBER 31, 2001

22. UNAUDITED QUARTERLY FINANCIAL DATA, CONTINUED
-------------------------------------------------

(1) The costs and expenses increased as a result of a restatement requiring the deconsolidation of Spectrum and the recognition of funds advanced on the investment in Spectrum that were not recoverable.

(2) Net sales decreased due to adjustments relating to discounts, credits and allowances

     Net sales decreased due to adjustments in the three months ended December 31, 2001 because of discounts, credits and allowances on sales of $136,776.

(3) Adjustments to the following costs and expenses increased as shown below for the described periods:

                            Three Month           Nine Month         Six Month
                            Period Ended         Period Ended      Period Ended
                          December 31, 2001   September 30, 2001   June 30, 2001
                            (As Restated)        (As Restated)     (As Restated)
                            -------------        -------------     -------------

Increase in cost
of sales                     $   45,316            $ 313,336         $ 175,954
                             ==========            =========         =========
Increase (decrease)in
selling,
general, and
administrative
costs                        $  174,010            $(150,111)        $(283,488)
                             ==========            =========         =========
Increase (decrease) in
settlement
costs                        $  493,450            $   3,571         $  (3,571)
                             ==========            =========         =========
Increase (decrease) in
interest
expense                      $  (41,793)           $  49,478         $  30,435
                             ==========            =========         =========
Increase in
the loss in
Spectrum                     $   27,597            $ 136,686         $ 117,339
                             ==========            =========         =========

Increase in
gain on debt
settlement                   $     --              $ (19,063)        $ (16,030)
                             ==========            =========         =========

23.  RESTATED FINANCIAL DATA FOR FISCAL YEAR ENDING DECEMBER 31, 2001

The accompanying financial statements for the fiscal year ending December 31, 2001 have been restated to account for an additional $105,580 of expense relating to fiscal 2001 which was not recognized by the Company due to data which was (unknowingly at the time the financial statements were issued) incomplete. The adjustments related to unaccrued legal fees amounting to $82,080, unaccrued customer allowances of $15,500, and unaccrued director fees of $8,000. The effect of the restatement was to increase the loss before extraordinary gain and net loss to $1,579,341 and $1,511,237 from $1,473,761 and $1,405,657 respectively. The restatement had no effect on the per share amounts previously reported.

                          WORLDWIDE MEDICAL CORPORATION
                           CONSOLIDATED BALANCE SHEET
                            AS OF SEPTEMBER 30, 2001


                                     ASSETS


                                                                         2001
                                                                      ----------


Current assets:
    Cash                                                              $      135
    Accounts receivable - trade, net of allowance for
        doubtful accounts of $7,118 and $4,972 at September 30,
        2001 and 2000, respectively                                      292,747
    Inventories                                                          673,683
    Receivable from officer                                                 --
    Other receivables:
        Morris                                                            35,870
        Spectrum Analytics, Inc. - advances, net of
        (i) recognition of proportionate share of its
        loss on the company's income statement and
        (ii) allowance for doubtful collection of remaining
        balance of $84,459 at September 30, 2001                            --
Due From Pyis                                                             57,940
Other                                                                     55,168
                                                                      ----------
            Total current assets                                       1,115,543
Property and equipment, net                                              214,216
Intangible asset, net                                                       --
Investments in advances to Spectrum Analytics, Inc.                       50,868
Other assets                                                              35,059
                                                                      ----------
TOTAL ASSETS                                                          $1,415,686
                                                                      ==========


The accompanying notes are an integral part of the financial statements.

                          WORLDWIDE MEDICAL CORPORATION
                           CONSOLIDATED BALANCE SHEET
                            AS OF SEPTEMBER 30, 2001


                      LIABILITIES AND SHAREHOLDERS' DEFICIT


                                                                        2001
                                                                    -----------

Current liabilities:
    Accounts payable - trade                                        $   341,880
    Lines of credit - financial instituions                             590,601
    Accrued payroll and payroll taxes                                    63,436
    Accrued commissions - related party                                 133,862
    Accrued promotional and other expense                                79,603
    Accrued interest, related parties                                    21,438
    Accrued litigation settlement                                       350,000
    Capital lease obligations, current portion                           20,592
    Notes payable, related parties                                      227,138
                                                                    -----------
            Total current liabilities                                 1,828,550

Notes payable, related parties net of current portion                   319,764
Capital lease obligations, net of current portion                        67,356
                                                                    -----------
TOTAL LIABILITIES                                                     2,215,670
                                                                    -----------
Commitments and contingencies

Shareholders' deficit:
    Common stock - par value  $0.01 per share, 30,000,000
        shares authorized, 12,942,813 shares
        issued and outstanding at September 30, 2001                    129,428
    Additional paid-in capital                                        4,155,715
    Accumulated  deficit                                             (5,023,044)
    Common stock receivable                                             (62,083)
                                                                    -----------
            Total shareholders' deficit                                (799,984)
                                                                    -----------
TOTAL LIABILITIES AND SHAREHOLDERS' DEFICIT                         $ 1,415,686
                                                                    ===========


The accompanying notes are an integral part of the financial statements.

                          WORLDWIDE MEDICAL CORPORATION
                      CONSOLIDATED STATEMENTS OF OPERATIONS
      FOR EACH OF THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 2001 AND 2000


                                                         2001           2000
                                                     -----------    -----------

Gross revenue                                        $ 2,843,031    $ 1,718,235
    Less: discounts, returns, and allowances            (512,833)      (135,277)
                                                     -----------    -----------
Net sales                                              2,330,198      1,582,958
Cost of sales                                            983,243        378,174
                                                     -----------    -----------
    Gross profit                                       1,346,955      1,204,784
                                                     -----------    -----------


Operating expenses:
    Selling, general and administrative                1,021,774      1,149,511
    Professional fees                                    212,885        252,714
    Bad debt expense                                      13,882        118,210
    Depreciation and amortization                         51,136         14,913
    Settlement expenses                                  171,215           --
    Loss from asset impairment                              --           23,860
                                                     -----------    -----------
        Total operating expenses                       1,470,892      1,559,208
                                                     -----------    -----------
Net income (loss) from operations                       (123,937)      (354,424)
                                                     -----------    -----------


Other income (expense):
    Interest income                                         --             --
    Interest expense                                     (48,172)       (19,433)
    Interest expense, related parties                    (41,511)          --
                                                     -----------    -----------
                                                         (89,683)       (19,433)
                                                     -----------    -----------
Equity in losses of Spectrum Analytics, Inc             (184,482)          --
Net income (loss) from operations before
 extraordinary item and income taxes                    (398,102)      (373,858)
Provision for income taxes allocable to operations         1,535          1,719
                                                     -----------    -----------
Net income (loss) from operations after taxes           (399,637)      (375,577)
Extraordinary loss on settlement of debt net of
 allocable income taxes of $0                             62,511         (4,995)
                                                     -----------    -----------
NET INCOME (LOSS)                                    $  (337,126)   $  (380,572)
                                                     ===========    ===========
NET INCOME (LOSS) PER SHARE, BASIC AND DILUTED       $     (0.03)   $     (0.03)
                                                     ===========    ===========


The accompanying notes are an integral part of the financial statements.



                    WORLDWIDE MEDICAL CORPORATION CONSOLIDATED STATEMENTS OF SHAREHOLDERS' DEFICIT
           (UNAUDITED) FOR THE YEAR ENDED DECEMBER 31, 2000 AND THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2001

                                                                   Additional                     Common
                                      Common         Common         Paid-in      Accumulated      Stock
                                      Shares          Stock         Capital        Deficit      Receivable        Total
                                    -----------    -----------    -----------    -----------    -----------    -----------

BALANCE, DECEMBER 31, 1999            8,524,428    $    85,245    $ 2,580,950    $(3,577,369)          --      $  (911,174)
 Common stock issued upon debt
  conversion                          3,195,177         31,951        766,842           --      $   (85,505)       713,288
 Beneficial conversion feature             --             --          205,647           --             --          205,647
 Warrants issued as additional
  interest on debt                         --             --          113,172           --             --          113,172
 Common stock issued for services       132,511          1,325         73,675           --             --           75,000
 Shares returned and canceled
  resulting from the settlement
  of litigation                         (11,904)          (119)           119           --             --             --
 Shares repurchased and cancelled       (32,511)          (325)       (11,675)          --             --          (12,000)
 Amortization of deferred
  compensation for services                --             --           34,889           --             --           34,889
 Net loss                                  --             --             --       (1,108,548)          --       (1,108,548)
                                    -----------    -----------    -----------    -----------    -----------    -----------
BALANCE, DECEMBER 31, 2000           11,807,701        118,077      3,763,619     (4,685,917)       (85,505)      (889,726)
 Payments received for common
  stock receivable                      835,049          8,351        129,431           --           23,422        161,203
 Shares issued in settlement of
  litigation                            300,000          3,000         96,000           --             --           99,000
 Warrants issued in settlement of
  litigation                               --             --          157,440           --             --          157,440
 Amortization of deferred
  compensation for services                --             --            9,225           --             --            9,225
Net income                                 --             --             --         (337,126)          --         (337,126)
                                    -----------    -----------    -----------    -----------    -----------    -----------
BALANCE, SEPTEMBER 30, 2001          12,942,750    $   129,428    $ 4,155,715    $(5,023,044)   $   (62,083)   $  (799,984)
                                    ===========    ===========    ===========    ===========    ===========    ===========


The accompanying notes are an integral part of the financial statements.

                                      F-44

                          WORLDWIDE MEDICAL CORPORATION
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
      FOR EACH OF THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 2001 AND 2000


                                                             2001       2000
                                                         ---------    ---------

Cash flows provided by (used in) operating activities:
    Net (loss)                                           $(337,127)   $(380,572)
    Adjustments to reconcile net income (loss) to net
      cash used in operating activities:
        Depreciation and amortization expense               51,136       14,913
        Uncollectible accounts receivable                     --       (223,145)


        Litigation settlement expense                      157,440         --
        Loss on disposal of equipment                         --          5,980
        Loss on asset impairment                              --         23,860
        Gain on settlement                                 (62,511)       4,995
        Stock warrants issued for services                    --          7,214
        Equity in losses of Spectrum Analytics              89,683         --
    Decrease (increase) in assets:
        Accounts receivable                                (21,183)    (133,177)
        Inventories                                       (226,902)      84,146
        Inventories on consignment                          64,735         --
        Prepaid expense                                     32,658        5,495
        Other receivable                                     7,930         --
        Intangible asset                                      --         (7,362)
        Other assets                                       (26,048)       2,560
    Increase (decrease) in liabilities:
        Accounts payable                                  (119,648)    (342,227)
        Accounts payable, related party                       --        248,103
        Accrued promotional and other expenses             (79,987)     148,121
        Accrued payroll and payroll taxes                   17,468       12,797
        Accrued commissions - related party                 57,361      (23,423)
        Accrued interest, related parties                  (19,484)       3,000
        Accrued interest                                    21,438         --
         Accrued settlement                                (50,000)        --
                                                         ---------    ---------
NET CASH USED IN OPERATING ACTIVITIES                     (443,023)    (559,712)
                                                         ---------    ---------


The accompanying notes are an integral part of the financial statements.

                          WORLDWIDE MEDICAL CORPORATION
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
      FOR EACH OF THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 2001 AND 2000



                                                            2001        2000
                                                         ---------    ---------

Cash flows provided by (used in) investing activities:
    Purchase of property and equipment                   $ (15,637)   $  (1,544)
    Proceeds on disposition of property and equipment         --          4,095
    Investment in advances to Spectrum Analytics          (140,551)        --
                                                         ---------    ---------
NET CASH USED IN INVESTING ACTIVITIES                     (156,188)       2,551
                                                         ---------    ---------
Cash flows provided by (used in) financing activities:
    Proceeds from notes payable                               --         44,917
    Increase in amounts due on lines of credit             590,601         --
    Repayment of notes payable                            (164,610)     (35,000)
    Repayment on capital leases                            (12,898)        --
    Proceeds from common stock receivables                  23,422         --
    Proceeds from issuance of stock                        147,007      553,795
                                                         ---------    ---------
NET CASH PROVIDED BY FINANCING ACTIVITIES                  583,522      563,712
                                                         ---------    ---------
NET INCREASE (DECREASE) IN CASH                            (15,689)       6,551
CASH AT BEGINNING OF PERIOD                                 15,824        8,458
                                                         ---------    ---------
CASH AT END OF PERIOD                                    $     135    $  15,009
                                                         =========    =========


     Supplemental Disclosure of Cash Flow Information


Cash paid during the fiscal year for:
    Interest                                             $  40,203    $  19,433
    Income taxes                                         $   1,208    $     800


    Supplemental Schedule of Non-Cash Investing and Financing Activities


Conversion of convertible notes:
    Notes payable                                             --           --
    Accrued interest                                          --           --
    Common stock                                              --           --
    Additional paid-in capital                                --           --


Purchase of property and equipment:
    Property and equipment                               $  15,637    $   1,544
    Contributed capital                                  $    --           --



The accompanying notes are an integral part of the financial statements.

NOTE 1. DESCRIPTION OF BUSINESS

Worldwide Medical Corporation (the "Company") markets and distributes, principally in the United States, a family of easy-to-use, rapid screening products that provide preliminary results in four medical disciplines: (1) pregnancy and fertility, (2) infectious diseases, (3) sexually transmitted diseases, and (4) drugs of abuse.

The Company's products are subject to governmental regulation in the United States by the United States Food and Drug Administration ("FDA").

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Worldwide Medical Corporation (a Delaware corporation) (the "Company") and its wholly owned subsidiary Worldwide Medical Corporation (a California corporation). Spectrum Analytics, Inc. ("Spectrum"), is owned 50% by the Company and 50% by two individuals, one of whom is an employee and director of the Company and the other of whom is a consultant to the Company. The Company uses the equity method to account for this investment and, in compliance with FAS 94, does not consolidate Spectrum with its financial statements. (See note 3).

     Recognition of Revenue

Revenues arise from sales to retailer and non-retailer customers. The Company grants to its retailer customers the right to return unsold products. In addition, retailer customers are not obligated to pay for products purchased until they are sold by the retailer. Accordingly, the products shipped to the retailer customers are recorded as consigned inventories. The Company recognizes revenue from retailer sales when the proceeds are received.

Revenue is recognized on non-retailer sales when products are shipped to the Company's customers. Provisions for discount and rebates to customers, estimated returns and allowances, and other adjustments are provided for in the same period the related revenues are recorded.

     Cash and Equivalents

The Company invests portions of its excess cash in highly liquid investments. Cash and equivalents include time deposits and commercial paper with original maturities of three months or less. The Company has no requirements for compensating balances. The Company maintains cash balances in bank accounts, which did not exceed the federally insured limits at September 30, 2001 and 2000.

     Inventories and Inventories on Consignment

Inventories are stated at the lower of cost or market. Cost is determined on an average cost basis. Substantially all inventory consists of finished goods held for sale. The Company's management monitors inventories for excess and obsolete items and makes necessary valuation corrections when such adjustments are required. Products shipped to certain retail establishments are recorded as consigned inventories until the revenues from retail sales are recognized.

     Property and Equipment

Property and equipment are recorded at cost and are depreciated using the straight-line method over an expected useful life of 3 to 5 years. Expenditures for normal maintenance and repairs are charged to income, and significant improvements are capitalized. Upon the sale or retirement of property and equipment, the accounts are relieved of the cost and the related accumulated depreciation with any resulting gain or loss included in the statement of operations.

     Intangible Assets

The intangible assets are amortized on a straight-line basis over a useful life of five years.

     Impairment of Long-Lived Assets

Long-lived assets held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The estimated undiscounted cash flows associated with the assets are compared to the carrying amounts to determine if a writedown to fair value is required. In fiscal 2000, management decided that the Company would no longer pursue utilization of its intangible assets, consisting of patent and patent application costs and recognized an impairment loss of $24,255, which is included in selling, general and administrative expenses.

     Accounting for Income Taxes

The Company accounts for income taxes under the liability method. Under the liability method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax basis of assets and liabilities. They are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company is required to adjust its deferred tax liabilities in the period when tax rates or the provisions of the income tax laws change. Valuation allowances are established to reduce deferred tax assets to the amounts expected to be realized.

     Debt Issued with Stock Purchase Warrants

Proceeds from debt issued with stock purchase warrants are allocated between the debt and the warrants based on their relative fair values. The value ascribed to the warrants, based on the Black-Scholes Option Pricing Model, is accounted for as a discount on the debt and amortized to interest expense over the term of the related debt using the effective interest method.

     Induced Conversion of Debt

The Company in certain instances will grant or modify conversion privileges of debt after its issuance. These grants or modifications take the form of new or reduced conversion prices of the debt that is convertible into the Company's common stock by the applicable debt holders. When the debt is converted into equity, the Company recognizes, as an expense, the fair value of the common stock issued at that time in excess of the fair value of the common stock issuable under the original terms.

     Stock-Based Compensation

Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation ("SFAS No. 123") established accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee and non-employee compensation plans. As permitted by SFAS No. 123, the Company has elected to account for stock-based employee compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB No. 25"). In accordance with APB No. 25, compensation cost for stock options is recognized as the excess, if any, of the market price of the Company's stock at the date of grant over the amount an employee must pay to acquire the stock. Generally, the exercise price for stock options granted to employees equals or exceeds the fair market value of the Company's common stock at the date of grant, thereby resulting in no recognition of compensation expense by the Company. Compensation cost is amortized over the requisite vesting periods. The Company accounts for stock-based compensation to non-employees in accordance with SFAS No. 123.

The Company has elected to continue to account for stock-based employee compensation using the intrinsic value method prescribed in APB No. 25 and related interpretations and to provide additional disclosures with respect to the pro forma effects of adoption had the Company recorded compensation expense as provided by SFAS No. 123.

     Research and Development Costs

Research and development costs are expensed when incurred and include costs for the production of device prototypes, validation specimens, and other design costs. Research and development costs incurred during the nine months ended September 30, 2001 and 2000 was $62,500 and 60,000 respectively.

     Advertising Costs

The Company expenses the production costs of advertising the first time the advertising program is used and upon payment to retailers for use in cooperative advertising.

     Loss Per Common Share

Basic and diluted loss per common share is computed by dividing loss available to common shareholders by the weighted average number of common shares outstanding during the period. Diluted loss per share does not consider the effect of potentially dilutive securities, as their inclusion would be anti-dilutive.

     Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Fair Value of Financial Instruments

The Company's financial instruments consist of cash, accounts receivable, other receivables, accounts payable, accrued expenses, capital lease obligations, and notes payable and are carried at cost. The Company's short-term financial instruments approximate fair value due to their relatively short maturities.

NOTE 3. New Accounting Pronouncements

In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, which established accounting and reporting standards for derivative instruments. This statement requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. In June 1999, the FASB issued SFAS No.137, Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133, which postponed the adoption date of SFAS No. 133. SFAS No. 133 is now effective for all fiscal years beginning after June 15, 2000. As such, the Company is not required to adopt the new statement until their year ending December 31, 2001. In June 2000, the FASB issued SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, which addressed a limited number of issues causing implementation difficulties encountered that apply to SFAS No. 133. The Company is currently evaluating the effect that implementation of the new standards will have on its results of operations and financial position. However, due to the Company's limited use of derivative instruments, adoption of SFAS No. 133 is not expected to have a significant effect on the Company's consolidated balance sheets, statements of operations, or statements of cash flows.

In June 2001, the FASB issued SFAS No. 141, Business Combinations, which addresses financial accounting and reporting for business combinations. SFAS No. 141 supercedes Accounting Principles Board ("APB") Opinion No. 16, Business Combination and amends or supercedes a number of interpretations of that opinion. It also amends SFAS No. 38, Accounting for Pre-acquisition Contingencies of Purchased Enterprises. SFAS No. 141 will apply to all business combinations initiated after June 30, 2001. However, the Company does not have any business combinations in process or planned as of the report date.

In June 2001, the FASB issued SFAS No. 142, Goodwill and Other Intangibles, which addresses financial accounting and reporting for goodwill and other intangible assets subsequent to their acquisition. SFAS No. 142 supercedes APB No. 17, Intangible Assets. Provisions of SFAS No. 142 will be effective for all fiscal years beginning after December 15, 2001. As such, the Company is not required to adopt the new statement until the year ending December 31, 2002. The Company is currently evaluating the effect that implementation of the new standard will have on its results of operations and financial position. However, adoption of SFAS No. 142 is not expected to have a significant effect on the Company's consolidated balance sheets, statements of operations, or statements of cash flows.

NOTE 4. INVESTMENT

The Company has a 50% interest in Spectrum Analytics, Inc. ("Spectrum"), a diagnostic testing laboratory, which has been accounted for on the equity method since its inception in January 2001. Spectrum's only customer to date has been the Company for which it has provided confirmatory testing for home drug tests. The Company received credit for approximately $40,000 of the pre-organization costs it incurred and contributed fixed assets with a book value of approximately $10,000 for its 50% interest, while Drs. Rojas and Moretti each as to 25% (the other 50% investors who are employees of Spectrum) contributed laboratory equipment with a fair value of $50,000. The Company advanced additional funds to Spectrum during the year while the other 50% investor was not obligated to nor did it provide additional financial support. Therefore, the Company's 2001 operations include a loss of $184,482, which represents 100% of the loss experienced by Spectrum for the year. The loss reduced the Company's investment in and advances to Spectrum to $50,868. The results of operations and financial position of the Company's equity basis investment in Spectrum at September 30, 2001 is summarized below. See also NOTE 18. SUBSEQUENT EVENTS

Condensed statement of operations information:

Net sales (related party)                                             $    --
                                                                      =========
Net loss                                                              $(184,482)
                                                                      =========
Company's equity in net loss of Spectrum                              $(184,482)
                                                                      =========


Condensed balance sheet information:

Current assets                                                        $  48,680
Noncurrent assets                                                        52,188
                                                                      ---------
Total assets                                                          $ 100,868
                                                                      =========
Current liabilities:
     Related party                                                    $ 235,350
     Other                                                                --
                                                                      ---------
Total current liabilities                                               235,350
Deficit                                                                (134,482)
                                                                      ---------
Total liabilities and deficit                                         $ 100,868
                                                                      =========


Reconciliation of Spectrum Deficit to the Company's Investment

Spectrum deficit                                                      $(134,482)
Less: Other 50% investors portion of the deficit                         67,241
                                                                      ---------
Company's portion of the Spectrum deficit                               (67,241)
Plus:
Company funds advances or expenses incurred on behalf of Spectrum       235,350
Less: Other 50% investors portion of the loss                          ( 92,241)
      Fifty percent of fixed asset contribution by
      other investor                                                    (25,000)
                                                                      ---------
COMPANY'S INVESTMENT IN SPECTRUM                                      $  50,868
                                                                      =========


NOTE 5. PROPERTY AND EQUIPMENT

Property and equipment at September 30, 2001 consist of the following:

                                                2001
                                              --------

       Equipment                              $230,661
       Office furniture and equipment          144,680
                                              --------
       Leasehold improvements                   23,608
                                              --------
                                               398,949
          Less: accumulated depreciation       184,733
                                              --------
       PROPERTY AND EQUIPMENT, NET            $214,216
                                              ========

At September 30, 2001, property and equipment includes $105,497 of equipment recorded under capital leases. Depreciation expense was $51,136 and $14,913 for the nine months September 30, 2001 and 2000, respectively. Depreciation expense for the nine-month period ended September 30, 2001 includes $16,128 of depreciation for assets recorded under capital leases.

NOTE 6. LINES OF CREDIT - FINANCIAL INSTITUTIONS

During 2001 and 2000, the Company established two $250,000 working capital lines of credit with separate financial institution, which are collateralized by all of the Company's assets. One of the lines of credit has an initial maturity date of July 5, 2001 and has been renewed for an additional one-year term. Outstanding borrowings accrue interest at 10% per annum. Approximately $330,000 principal is outstanding at September 30, 2001.

In July of 2001, the Company entered into a Loan and Security Agreement with Camel Financial, Inc. ("Camel"), and a Subordination Agreement with Citadel and Camel. The Loan and Security Agreement provides up to $250,000 of advances against the Company's available accounts receivable. The Loan and Security Agreement expires on March 1, 2002, subject to automatic annual renewals, unless otherwise terminated in writing by either Camel or the Company not later than 30 days prior to the end of an annual term. For outstanding balances under $100,000, interest accrues at the rate of three percent per month; for outstanding balances in excess of $100,000, interest accrues at the rate of two and one-half percent per month; in no event shall the monthly interest be less than $2,500. The interest rate is subject to change by an amount equivalent to a change in the prime rate, as published in the Wall Street Journal. As of December 28, 2001, the interest rate is two and one-quarter percent per month and the outstanding balance due to Camel is $274,000. In connection with the Loan and Security Agreement, Camel, Citadel, and the Company executed a Subordination Agreement, pursuant to which Citadel subordinated its first position security interest in the Company's assets to Camel.



NOTE 7. NOTES PAYABLE

Notes payable at September 30, 2001 and 2000 consist of the following:
                                                                                    2001          2000
                                                                                  ---------    ---------
   Uncollateralized - Related Party


   Note payable to a shareholder who is a director of the Company, with an interest rate of 9% per annum. The note matured in March 1996, has not been renewed or extended and is therefore treated as due on demand. The note and accrued interest is convertible at the option of the holder into shares of the Company's common stock at a conversion price of $.60 per share. The conversion feature is in effect as long as any portion of the
   note payable and the related accrued interest are unpaid.                      $  20,000    $  20,000
                                                                                  ---------    ---------
   Note payable, uncollateralized - related party                                    20,000       20,000
        Less: current maturity                                                      (20,000)     (20,000)
                                                                                  ---------    ---------
   LONG TERM PORTION OF NOTE PAYABLE, UNCOLLATERALIZED - RELATED PARTY                   --           --
                                                                                  =========    =========


   Uncollateralized - Other


                                                                                     2001         2000
                                                                                  ---------    ---------

   Note payable to a shareholder with an interest rate of 10% per annum. The note matured in April 2000, has not been renewed or extended and is therefore treated as due on demand. In connection with the note, the
   Company granted 25,000 warrants to purchase the Company's common stock at
   $1.00 per share, exercisable immediately and expiring on October 15, 2002 and recorded a discount of $17,000 on the note based on the fair value of the warrants. Discount of $9,917 was amortized to interest expense during
   2000. Paid in full.                                                                   --    $  50,000
                                                                                  ---------    ---------


   Note payable, uncollateralized - other                                                --       50,000
                                                                                  ---------
        Less: current maturity                                                           --      (50,000)
                                                                                  ---------    ---------
   LONG TERM PORTION OF NOTE PAYABLE, UNCOLLATERALIZED - OTHER                           --           --
                                                                                  =========    =========


   Maturities of notes payable for the years ended September 30,
        2001                                                                                      25,000
        2002 - 2005                                                                                   --


                                      F-52

Interest expense for the nine-month periods ended September 30, 2001 and 2000 was $24,564 and $17,933, respectively.

During the second half of 2000, the Company issued convertible debentures for total proceeds of $798,794. The debentures were issued with one detachable warrant to purchase one share of the Company's common stock for each dollar raised and have an exercise price of $0.20. The warrants are immediately exercisable and expire one year from the date of issuance. The debentures bear interest at a rate of 12%, mature one year from issuance and are convertible into the Company's common stock at $0.25 per share. Proceeds from the borrowing were allocated between the debt and the warrants based on their relative fair values. A discount of $113,172 was recorded on the note, which has been recognized as interest expense on a yield basis over the life of the related debt. The debentures were determined to have a beneficial conversion feature with intrinsic values totaling $205,647, which was recorded as additional paid-in-capital and beneficial conversion expense. All the debentures were immediately converted and an aggregate of 3,195,177 shares were issued.

NOTE 8. CAPITALIZED LEASE OBLIGATIONS

The Company leases equipment under long-term non-cancellable capital leases.
Obligations under capital leases consist of the following:

                                                                   2001       2000
                                                                 --------   -------

   Capital lease with a finance company with an interest rate of 14.25% per annum, with monthly principal and interest
   payments of $2,043, maturing in September 2005                $ 67,601        --


   Capital lease with a finance company with an interest rate of 21.94% per annum, with monthly principal and interest
   payments of $681, maturing in October 2003                      16,900        --
                                                                 --------   -------


   TOTAL CAPITALIZED LEASE OBLIGATIONS                           $ 84,501        --
                                                                 ========   =======


Future minimum lease payments under capital leases at September 30, 2001 are as follows for the years ended September 30:

        2002                                                      $  32,688
        2003                                                         32,688
        2004                                                         27,240
        2005                                                         15,108
        2006 and thereafter                                               0
                                                                  ---------
        Total minimum lease payments                                107,724
              Less: amount representing interest at
                    the incremental borrowing rates                 (32,631)
                                                                  ---------
        Total value of minimum lease payments                        75,093
              Less: current portion                                 (16,500)
                                                                  ---------
        CAPITALIZED LEASE OBLIGATIONS NET OF CURRENT PORTION      $  58,593
                                                                  =========

                                      F-53

NOTE 9. EXTRAORDINARY ITEM

During the nine month period ended September 30, 2001, the Company settled certain payables with an aggregate balance of $107,992 for total cash payments of $45,481, resulting in a pre-tax gain of $62,511, or $0.004 per common share. There were no settlements during the nine months ended September 30, 2000. The aggregate gain on the settlements is classified as an extraordinary item in the statement of operations.

NOTE 10. RELATED PARTY TRANSACTIONS

     Supplier

The Company entered into an exclusive distributor and supplier agreement with a company owned by a major shareholder and director. The agreement provides for the Company to act as an exclusive distributor in specified markets for certain diagnostic products produced by this related party. The agreement's initial term was for a period of five years, ending October 1999, and was to automatically renew for successive five-year terms unless terminated in accordance with the agreement. The agreement was prematurely terminated in 1998 and disputes arose between the Company and the supplier over the amounts owed and the payment thereof. In order to resolve the matter, in May 2001, the Company paid $25,000 and executed a convertible secured promissory note payable to the supplier in the amount of $631,513. The note is collateralized by all of the assets of the Company and 1,515,000 shares of its common stock. The note payable is non-interest bearing and requires weekly payments equal to certain specified amounts per unit sold for which payment was received during the week. The per unit payment amounts range from $0.25 effective January 1, 2001, and adjust every six months up to $1.00 starting July 1, 2003, and continue thereafter at this rate until the note is fully paid. If the Company ceases to sell Test Units (as defined), if during any three-month period annualized sales volume is less than $1,000,000, or if the note holder receives payments of less than $50,000, the note holder is entitled to exercise any of its rights as a secured creditor. In addition, the note requires the Company to make principal payments from the proceeds of any sale by the Company of its common stock. The amount of the required principal payment is equal to 15% of an adjusted per share price (as defined) up to $0.75 and 10% of an adjusted per share price of $0.75 and over. The note is convertible at the holder's discretion at any time in whole or in part into shares of the Company's common stock subject to the Company's right to prepay such amount otherwise to be converted. The conversion price is $0.40 per share subject to certain adjustments as specified arising from amount other things any stock splits, stock dividends, consolidations or mergers. The note also provides it shall be junior and subordinate only to not more than $300,000 of bank or other institutional indebtedness.

In connection with this agreement, the Company also issued warrants to the same major shareholder and director to purchase 165,000, 246,000 and 246,000 shares of the Company's common stock at exercise prices of $.20, $.30, and $.40, respectively, which expire on December 31, 2001, 2002, and 2003, respectively. The warrants have been recorded and an addition made to paid in capital and litigation settlement expense. Fair value of the warrants was determined using the Black Scholes Option Pricing Model.

In order to induce the Company to repay the note as quickly as possible, the Company agreed to escrow 300,000 shares of its common stock with its legal counsel to be released to the note holder in specified increments if the note is not fully paid within one year. To the extent the note is fully paid prior to the 18th, the 24th, the 30th months, or thereafter, the Company's attorney will release from escrow 75,000, 150,000 200,000 or 300,000 shares respectively, to the note holder. See also NOTE 18. SUBSEQUENT EVENTS.

     Sales Agreement

The Company entered into an exclusive sales agreement with a company owned by a former director and previously partially owned by a current officer and director. The agreement includes a 15% commission on sales generated by the related party in North America. In April 2000, the commission rate was amended to 7.5%. The related party agreed to reimburse the Company for certain initial costs incurred in the establishment of account relationships. The initial term of the agreement was for one-year, ending May 1999, and has been annually renewed for successive one-year terms with the current expiration date in May 2002. For the nine months ended September 30, 2001 and 2000, the related party sales commissions were $151,575 and $77,446, respectively.

NOTE 11. INCOME TAXES

The components of the provision for income taxes for the nine months ended September 30, 2001 and 2000 are as follows:

                             2001       2000
                           -------    -------

       Current expense:
          Federal             --         --
                           -------    -------
          State            $ 1,208    $(1,719)
                           -------    -------
                             1,208     (1,719)
                           -------    -------
       Deferred benefit:
          Federal             --         --
                           -------    -------
          State               --         --
                           -------    -------
       TOTAL PROVISION     $ 1,208    $(1,719)
                           =======    =======

Significant components of the Company's deferred income tax assets and liabilities at September 30, 2001 are as follows:

                                               2001
                                           -----------

       Deferred income tax asset:
          Accrued expenses                 $       868
          Net operating losses               1,472,162
          Other                                    272
                                           -----------
       Net deferred income tax asset         1,481,002
                                           -----------
          Valuation allowance               (1,471,004)
                                           -----------
       Total deferred income tax asset           9,998
                                           -----------
       Deferred income tax liability:
          Depreciation                          (9,998)
                                           -----------
       NET DEFERRED INCOME TAX LIABILITY          --
                                           ===========

The Company has concluded that it is more likely than not that none of the net deferred income tax assets will be realized through future taxable earnings and has established a valuation allowance for them.

Income tax expense differs from the expected amount by applying the federal statutory rate as follows:

                                                 2001    2000
                                                 ----    -----

       Federal statutory rate                    34.0%   (34.0)%
       State income taxes                         0.1      0.1
       Nondeductible expense                     22.6      0.2
       Increase in valuation allowance          (56.6)    33.8
                                                 ----    -----
                                                  0.1%     0.1%
                                                 ====    =====

At September 30, 2001, the federal and state net operating loss carryforwards are $3,604,305 and $186,182, respectively. The federal and state net operating losses will begin to expire in 2010 and 2001, respectively.

NOTE 12. COMMITMENTS AND CONTINGENCIES

Concentration of Suppliers

The Company made approximately 100% of its inventory purchases from four and three North American vendors in the nine months ended September 30, 2001, September 30, 2000, respectively. One vendor accounted for 25% and 22% of the total accounts payable at September 30, 2001 and 2000, respectively. Although there are other suppliers of these materials, a change in suppliers could cause delays in the production process, which could ultimately affect operating results.

Concentration of Credit Risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist primarily of trade accounts receivable. Exposure to losses on accounts receivable is principally dependent on the individual customer's financial condition, as credit sales are not collateralized. The Company monitors its exposure to credit losses and writes off those accounts receivable that it deems to be uncollectible. The Company had two customers that accounted for 66% and 63% of the Company's sales for the each of the nine-month periods ended September 30, 2001 and 2000, respectively. One customer accounted for 56% and 73% of the accounts receivable balance at September 30, 2001 and 2000, respectively.

Management's Plan

As shown in the accompanying financial statements as of September 30, 2001, the Company's current liabilities exceeded its current assets by $713,007, and its cash used by operations was $443,023. These factors raise substantial doubt about the Company's ability to continue as a going concern.

Management plans include completion of the Company's development program and attainment of profitable operations by achieving sufficient sales to support the Company's cost structure. The future sales growth is planned to be achieved through distributors selling to hospitals, laboratories, retail outlets and through the internet. The Company's sales decreased in the year ended 2000 primarily due to a reduction of sales to its retailers. Management plans include the continued focus on sales efforts with the retailers and other channels of distribution and cost reductions and development of the Company's own laboratory and laboratory testing business.

The Company has relied upon debt and equity funding from shareholders since inception. Additional equity is planned to be raised by private placement sales of common stock to new and existing stockholders in order to fund operations until the Company is consistently profitable. While management believes that such funding will be available, the ability to obtain and the adequacy of such funding, if any, is uncertain. Management has not determined the amount of funding necessary to support its sales at current levels or the amounts needed for increased sales. In addition, the Company is unable to assess the possible outcome and the effect on the Company's operations and cash flows from the litigation mentioned elsewhere herein. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

     Operating Leases

The Company rents its facility under an operating lease agreement, which extends through June 2005. The Company has the option to extend the lease for one three-year period at the then prevailing market rate.

Future minimum lease payments at September 30, 2001 are as follows:

       2002                            $130,258
       2003                             134,703
                                       --------
       2004                             131,326
                                       --------
       2005                              75,364
                                       --------
       2006                                --
                                       --------
       TOTAL MINIMUM LEASE PAYMENTS    $471,651
                                       ========

Rent expense was $77,339 and $78,016 for the nine month periods ended September 30, 2001 and 2000, respectively.

     Co-operative Promotions

During 2000, the Company has commitments to provide an aggregate of $402,500 and $60,000 for co-operative promotions and advertising during 2001 and 2002, respectively, with its two largest customers.

       Employment Taxes

In its fiduciary capacity as employer, the Company has the primary responsibility for remitting both the employer and employee portions of payroll related taxes to the appropriate governmental agencies. During 1999 and 2000, the Company paid compensation of $119,440 and $127,866 to two of its officers; however, the Company did not withhold payroll related taxes approximating $30,000 and $32,000 for those officers, nor did it remit such amounts to the governmental authorities involved. As a result of not withholding employment taxes, and should the employees incur an income tax liability that results in a deficiency, the Company is contingently responsible for a certain portion of the amount due if the employees cannot or do not satisfy that liability for the taxes, penalties, and interest. The employer portion of the payroll related taxes has been recorded as a liability by the Company.

     Settlement of Dispute

During 1999, disputes arose between the Company and its then president over various matters including management of the Company, handling of FDA issues, and officer's advances. In February 2000, the Company removed its then president and in June, entered into a settlement agreement with him. The agreement provides, among other things, for the former president to release the Company from all amounts due him, issue a $310,000 interest-bearing note to the Company that is payable over seven years and the pledge of all his shares of the Company's common stock as collateral. The Company has concluded that income from the amounts due under the note should be recognized as payments are received. To date, payments of $10,000 payments have been received and the receivable has been reduced by approximately $16,000 for the reduction in the value of the shares held as collateral. The amount recorded as due from the former officer was $35,870 at September 30, 2001.

     Customer Settlement

In July 2000, a customer filed a claim against the Company alleging that the Company owes the customer monies in the range of $500,000 to $600,000 for advertising expenses and returned goods. In September 2000, the Company filed a response denying the allegations. In June 2001, the parties entered into a settlement agreement for a total of $400,000 whereby the Company paid the customer $50,000, and agreed to pay an additional $50,000 within ninety days of the settlement date (which payment has not been made as of the date of this Registration Statement and is past due) and twenty four monthly payments beginning 120 days after the settlement date of $12,500 per month, none of which payments has been made. In the event the Company defaults under the agreed upon terms, a stipulated judgment in the amount of $500,000 may be entered against the Company. Such stipulated judgement has not been entered. The total settlement amount of $400,000 has been accrued at December 31, 2000. See also
NOTE 18. SUBSEQUENT EVENTS.

     Legal Proceedings

In August 2000, a former chief financial officer of the Company filed suit against the Company alleging breach of employment contract, wrongful termination, failure to pay compensation when due and violation of the California Labor Code. In October 2000, the Company filed a response denying the allegations. On August 13, 2001, the parties stipulated to proceed to binding arbitration. There are no costs or expenses associated with this suit included in the Consolidated Financial Statements as of September 30, 2001. See also NOTE
18. SUBSEQUENT EVENTS.

     Indemnification

As indicated in Note 17, Regulatory Matters, the FDA filed an administrative complaint against the Company and certain of its current and former officers. The complaint seeks penalties totaling $2,290,000 from these individuals. The Company's By laws contain indemnification provisions that in the event the FDA were to prevail in its administrative civil penalties action against these individuals, it might result in a reimbursement claim against the Company for the amounts incurred by these individuals in this matter. See also NOTE 18. SUBSEQUENT EVENTS.

NOTE 13. STOCK COMPENSATION PLAN

The Company currently has a formal stock compensation plan that provides for the granting of options to employees and consultants.

     Employees

The following summarizes information about stock options granted and outstanding at September 30, 2001.

                                                         Weighted
                                                         Average
                                                         Exercise
                                             Options      Price
                                             -------     --------

       OUTSTANDING AT DECEMBER 31, 2000      236,000      $ 1.00
          Granted
          Exercised                               --          --
          Cancelled                               --          --
                                             -------      ------
          Expired                                 --          --
                                             -------      ------
       OUTSTANDING AT SEPTEMBER 30, 2001     236,000      $ 1.00
                                             =======      ======


     Non-employees

The Company accounts for stock-based compensation awards to non-employees based upon fair values at the grant dates in accordance with SFAS No. 123. The consideration received for the granting of stock purchase warrants is based on the fair value of the goods or services received or the value of the warrants issued, whichever is more reliably measurable. The Black Scholes Option Pricing Model is used to determine the fair value of the warrants when the value of the services is based on the value of the warrants issued. The fair value of the warrants is amortized over the periods the Company receives the goods or services.

The weighted average fair value of the warrants granted during the year ended December 31, 1999 was $1.25. The following summarizes information about warrants granted to non-employees and outstanding at September 30, 2001 and the changes during the nine-month period then ended.

The following table summarizes information about stock options outstanding and exercisable at September 30, 2001:

                    Stock Options Outstanding          Stock Options Exercisable
           -----------------------------------------   -------------------------
                           Weighted
                            Average         Weighted                   Weighted
Range of    Number of      Remaining        Average     Number of      Average
Exercise     Shares       Contractual       Exercise     Shares        Exercise
 Prices    Outstanding   Life In Years       Price     Exercisable      Price
--------   -----------   -------------      --------   -----------     --------

 $1.00       154,000          2.5            $0.65       154,000        $0.71
 $0.25        82,000          3.3            $0.09        61,500        $0.07

The Company has elected to follow APB Opinion No. 25, Accounting for Stock Issued to Employees, in accounting for its employee stock options. Accordingly, compensation expense is recognized in the Company's financial statements to the extent the exercise price of the Company's employee stock options is less than the market price of the Company's common stock on the date of grant. If under FASB No. 123 the Company determined compensation costs based on the fair value at the grant date for its stock options, net loss and loss per share would have been reduced to the following pro forma amounts for 2000 and there would have been no effect in 1999:

       Net income:
             As reported                             $242,364
             Pro forma                               $239,084
       Basic and diluted loss per share:
             As reported                             $   0.02
             Pro forma                               $   0.02


The weighted average estimated fair value of stock options granted during 2000 was $0.61 per share. No options were granted in 2001. These amounts were determined using the Black-Scholes option-pricing model, which values options based on the stock price at the grant date, the expected life of the option, the estimated volatility of the stock, the expected dividend payments, and the risk-free interest rate over the expected life of the option. The assumptions used in the Black-Scholes model were as follow for stock options granted in 2000:

         Risk-free interest rate                           4.58%
         Expected volatility of common stock               1.364
         Dividend yield                                      0
         Expected life of options                         3 years


The Black-Scholes options valuation model was developed for estimating the fair value of traded options that have no vesting restrictions and are fully transferable. Because option valuation models require the use of subjective assumptions, changes in these assumptions can materially affect the fair value of the options, and the Company's options do not have the characteristics of traded options, the option valuation models do not necessarily provide a reliable measure of the fair value of its options.

                                                             Weighted
                                                             Average
                                                             Exercise
                                                 Warrants     Price
                                                 -------     --------

       BALANCE AT DECEMBER 31, 2000              271,500      $0.90
          Granted                                     --         --
          Exercised                                   --         --
                                                 -------      -----
          Cancelled                                   --         --
                                                 -------      -----
          Expired                                     --         --
                                                 -------      -----
       BALANCE AT SEPTEMBER 30, 2001             271,500      $0.90
                                                 =======      =====

Summary information about the 271,500 warrants outstanding at September 30, 2001 follows:

                                   Warrants Outstanding and Exercisable
                           -----------------------------------------------------
                                                                        Weighted
                                Weighted Average
           Range of             Number of         Average Remaining     Exercise
        Exercise Prices    Shares Outstanding     Contractual Life        Price
        ---------------    ------------------     ----------------      --------

        $0.30 to $0.60           150,000               2.9 years          $0.28
        $0.75 to $1.50           106,500               2.0 years          $0.51
             $2.00                15,000               1.0 years          $0.11
                                 -------                                  -----
                                 271,500               2.4 years          $0.90
                                 =======                                  =====

The fair value of the warrants granted during 1999 was estimated using the Black-Scholes Option Pricing Model with the weighted average assumptions below:

                                                       1999
                                                       ----

         Risk-free interest rate                       5.83%
         Expected dividend yield                         --
         Expected stock price volatility               1.58
         Expected life in years                        3.00


At September 30, 2001, the Company had outstanding warrants to purchase 1,143,382 shares of the Company's common stock, at prices ranging from $.20 to $2.00 per share. The warrants expire at various dates through 2003. At September 30, 2001, all the warrants were exercisable. At September 30, 2001, 1,143,382 shares of common stock were reserved for future issuance on exercise of these warrants.

NOTE 14. DISCLOSURES ABOUT FAIR VALUES OF FINANCIAL INSTRUMENTS

The estimated fair value amounts of all financial instruments on the Company's September 30, 2001 and 2000 balance sheets have been determined by using available market information and appropriate valuation methodologies. Fair value is described as the amount at which the instrument could be exchanged in a current transaction between informed willing parties, other than in a forced liquidation. However, considerable judgment is necessarily required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts. The Company does not have any off balance sheet financial instruments.

The following methods and assumptions were used by the Company in estimating fair value disclosures for the financial statements:

Cash and equivalents, accounts receivable, other receivables, accounts payable, capital lease obligations and notes payable amounts approximate fair value due to their short term maturities.

NOTE 15. LOSS PER COMMON SHARE

The computation of basic and diluted income (loss) per common share for each of the nine-month periods ended September 30, 2001 and 2000 is as follows:


                                                                          2001            2000
                                                                      ------------    ------------

Basic income (loss) available to common shareholders (numerator):
   Income (loss) before extraordinary gain                            $   (399,637)   $   (375,577)
   Extraordinary gain (loss)                                                62,511          (4,995)
                                                                      ------------    ------------
Net basic income (loss) available to common shareholders              $   (337,126)   $   (380,572)
                                                                      ============    ============
Weighted-average shares outstanding - basic (denominator)               12,440,613      11,012,951
                                                                      ============    ============
Basic income (loss) per common share:
   Income (loss) before extraordinary gain                            $      (0.03)   $      (0.03)
   Extraordinary gain                                                         --              --
                                                                      ------------    ------------
BASIC NET INCOME (LOSS) PER COMMON SHARE                              $      (0.03)   $      (0.03)
                                                                      ============    ============

Diluted income (loss) available to common shareholders (numerator):
   Income (loss) before extraordinary gain                            $   (399,637)   $   (375,577)
   Effect of convertible debt                                                  900            --
                                                                      ------------    ------------


   Income (loss) before extraordinary gain                                (398,737)       (375,577)
   Extraordinary gain (loss)                                                62,511          (4,995)
                                                                      ------------    ------------


Net diluted income (loss) available to common shareholders            $   (336,226)   $   (380,572)
                                                                      ============    ============


Weighted-average shares outstanding - basic (denominator)               12,440,613      11,012,951
                                                                      ============    ============


    Effect of dilutive securities:
      Stock options                                                         40,163            --
      Warrants                                                             392,280            --
      Convertible debt                                                      33,333            --
                                                                      ------------    ------------


Weighted-average shares outstanding - diluted (denominator)             12,906,389      11,012,951
                                                                      ============    ============

                                      F-63

                                                           2001        2000
                                                           ----        ----

Diluted income (loss) before per common share:
   Income (loss) before extraordinary gain               $  (0.03)   $  (0.03)
   Extraordinary gain                                     --          --
                                                         --------    --------
BASIC NET INCOME (LOSS) PER COMMON SHARE                 $  (0.03)   $  (0.03)
                                                         ========    ========


The effect of the potentially dilutive securities listed below was not included in the computation of diluted loss per share, because to do so would have been anti-dilutive for the periods presented

Shares of common stock issuable under:
      Employee stock options                               204,000    254,000
      Stock purchase warrants                              256,500    421,500
                                                           -------    -------
TOTAL SHARES RESERVED FOR FUTURE ISSUANCE                  460,500    675,500
                                                           =======    =======


NOTE 16. COMMON STOCK TRANSACTIONS

     Common Stock Issued for Services

In 2000, the Company issued 100,000 shares of common stock for $25,000 for financial consulting services, and in 1999 issued 10,000 shares of common stock for marketing consulting services for $10,000. Both issuances were based on the fair value of the Company's common stock on the date of issuance.

     Common Stock Issued on Conversion of Debt

In 2000, the Company issued 3,195,177 shares of common stock upon conversion of notes payable amounting to $798,793. Of the proceeds, $85,505 was in the form of receivables, which are reflected as a reduction of shareholders' equity. Of the $85,505 of common stock receivables, $60,000 is due from an officer of the Company. In 1999, the Company issued 34,758 shares of common stock upon conversion of a debt and its related accrued interest amounting to $25,722.

     Settlement of Dispute

In 2000, a former marketing consultant for the Company claimed $50,000 was owed for services. The Company disputed the claim, but later agreed to issue 32,511 shares of common stock in full satisfaction of the $50,000 claim for such services to avoid litigation. The number of the shares issued was determined using the average fair value of the common stock for the period the disputed services claimed to have been provided. Months later, the former marketing consultant sold the 32,511 shares to the Company for cash payment of $12,000 and the shares were then canceled.

     Common Stock Issued as Settlement of Litigation

In January 1999, the Company entered into a transaction with an individual to sell 300,000 shares of its restricted common stock for $150,000 in connection with its 1999 private placement. Subsequently, disputes arose over the transaction. In an effort to avoid litigation, the Company agreed to increase the number of shares acquired to 428,571 for the consideration previously paid. However, in September 1999, the individual brought suit against the Company. The individual claimed that the shares issued were not according to the agreement. In October 2000, the Company entered into a settlement agreement with the individual. In this connection, the Company agreed to pay the individual $105,000, certificate the issuance to the individual of the 428,571 shares issued in the previous year, acknowledge the individual's desire to sell up to 328,571 of these shares to third parties provided the individual return to the Company any such shares not sold as of October 27, 2000. Of those 328,571 shares, the individual sold 316,667 shares and returned 11,904 to the Company for cancellation. Accordingly, the Company recognized a settlement expense of $105,000 in 2000.

     Common Stock Reserved for Future Issuances

At September 30, 2001 and 2000, the Company had reserved 1,653,347 and 708,833 authorized shares of common stock for the future exercise of stock options, stock purchase warrants, and debt conversion, respectively.

NOTE 17. REGULATORY MATTERS

In July 1999, the Company received a "Warning Letter" from the FDA, stating that the Company had failed to file a "510(k) Pre-Market Approval" submission for the "First Check - Home Drug Tests" and as such, their sale to the retail, consumer markets occurred without FDA clearance. The Company has responded to the FDA and engaged legal counsel to assist in resolving this matter through the administrative process.

The Company did not believe it violated any FDA laws or regulations. In an attempt to resolve this matter, the Company submitted its packaging and labeling instructions for consumers for FDA review, while reserving its position that there is no law requiring such submission. The Company made submissions of its four products to the FDA, in November and December 1999. In June 2000, the Company received notification from the FDA that all four product submissions were determined to be devices substantially equivalent to devices legally marketed under FDA's rules and regulations, and it could therefore market these subject to the FDA's general control provisions.

In February 2001, the FDA filed an administrative civil penalties action against the Company and certain of the Company's current and former officers. The administrative complaint that initiated the action seeks penalties in the amount of $1,000,000 from the Company and a total of $2,290,000 from the current and former officers. See also NOTE 18. SUBSEQUENT EVENTS.

NOTE 18. SUBSEQUENT EVENTS

     Legal Proceedings

On February 2, 2001, the Company, H. Thad Morris, Patti A. Evanoff, and Daniel
G. McGuire were named in an administrative complaint, styled In the Matter of Worldwide Medical Corporation, a corporation, and Daniel G. McGuire, H. Thad Morris, and Patti A. Evanoff, individuals, by the FDA, FDA Docket Number 01-H-0065. The FDA alleged that the Company, Mr. Morris, Ms. Evanoff, and Mr. McGuire committed 138, 82, 56, and 30 violations, respectively, of 21 U.S.C.
Section 331(a) of the Federal Food Drug and Cosmetic Act. The allegations relate to First Check test products that the Company shipped prior to receipt of 510(k) clearances from the FDA. The FDA sought to assess civil penalties of $15 thousand per alleged violation against the respondents. The Company responded on behalf of Ms. Evanoff, Mr. McGuire, and itself, and defended such parties vigorously. In April of 2002, a settlement was executed by all parties. None of the parties admitted liability or that any violations had occurred; however, as a matter of settlement only, the Company agreed to tender the sum of $150 thousand to the FDA on the following schedule:

- $50 thousand on or before 45 days after the filing of the Settlement Agreement with the Dockets Clerk of the FDA (filed on June 18, 2002), which payment date is expected to be in July of 2002;

- $50 thousand on or before the first anniversary of the filing of the Settlement Agreement with the Dockets Clerk of the FDA, which payment date is expected to be in June of 2003; and

- $50 thousand on or before the second anniversary of the filing of the Settlement Agreement with the Dockets Clerk of the FDA, which payment date is expected to be in June of 2004.

As of the date of this filing, the Company has not yet remitted the first $50 thousand payment due the later part of July.

Also, as a matter of settlement only, Mr. Morris agreed to tender the sum of $100 thousand to the FDA on the following schedule, which payments the Company has guaranteed:

- $20 thousand on or before the first anniversary of the filing of the Settlement Agreement with the Dockets Clerk of the FDA, which payment date is expected to be in June of 2004; and

- $80 thousand on or before the first anniversary of the filing of the Settlement Agreement with the Dockets Clerk of the FDA, which payment date is expected to be in June of 2005.

With the exception of the Company's initial payment, interest, on all unpaid payments of the Company and Mr. Morris, accrues at the rate equal to the weekly average one-year constant maturity treasury yield for the first calendar week preceding the date of the filing of the Settlement Agreement with the Dockets

Clerk of the FDA. In the event that a payment is not timely made, the interest rate thereon doubles. The FDA has retained jurisdiction and would deduct any paid amounts from the amount it would be seeking if it were to decide to proceed with its administrative complaint. Neither Mr. McGuire nor Ms. Evanoff is obligated to tender any payments under the Settlement Agreement. Upon the FDA's receipt of all payments described above, the FDA will dismiss the administrative complaint with prejudice in its entirety against all respondents and will vacate the "Initial Decisions and Order of Default and Imposition of Civil Money Penalties Upon Respondent H. Thad Morris," which decision and order became final on April 26, 2001. As of August 16, 2002, the Company has not yet made its initial payment due the FDA in the amount of $50,000, although the amount is now due and owing.

On August 2, 2000, the Company was named in an action, styled Vivian Younger, an individual, vs. Worldwide Medical Corporation, a California corporation, and Does 1 - 20, Orange County Superior Court, Case Number 00CC09177. Plaintiff alleged that she was wrongfully terminated as the Company's chief financial officer in August of 1999. Plaintiff has requested monetary damages, costs, and such other relief as the Court deems just and proper. The Company believes that the allegations were without merit. The parties have settled the litigation and plaintiff will receive $184 thousand in cash and stock. As of the date of this filing, the Company has remitted the first payment under the terms of the settlement agreement in the amount of $6,750. The second and third payments and the first two scheduled monthly payments thereafter (an aggregate of $20,357.16), all of which are also now due, have not been remitted by the Company. The Company is currently in discussions with plaintiff regarding options for amending the settlement agreement, which may include a one-time discounted cash payment as payment in full should the Company succeed in procuring funds to make such payment.

On September 4, 2001, the Company was named in an action, styled Michael W. and Penny D. Niccole, Trustees of the Niccole Family Trust, Dated 11/13/95 vs. Worldwide Medical Corporation, a California corporation; and Does 1-25, inclusive, Orange County Superior Court, Case Number 01CC11335. Plaintiffs allege that the Company breached its contract in its sale of shares of its common stock to Plaintiffs or that the Company misrepresented the tradability of such shares. Plaintiffs have requested "monetary damages in an amount to be proven at trial, together with interest thereon at the rate of 10 percent per annum according to proof at trial," punitive and exemplary damages, reasonable costs and attorneys' fees, and such other relief as the Court deems just and proper. The Company believes that the allegations are without merit. The parties have settled the litigation and plaintiffs will receive an aggregate of $35 thousand is cash for their claims. Under the terms of the settlement, the Company is to remit an initial payment of $5,000 which is now due and has not yet been remitted by the Company.

On November 29, 2001, the Company was named in an action, styled Interactive Business Channel, Inc. vs. Worldwide Medical Corporation; and Does 1-50, inclusive, Orange County Superior Court, Case Number 01CC15277. Plaintiff's complaint is for breach of contract, account stated, open book account, and unjust enrichment. Plaintiffs allege that the Company breached its contract for promotional services and has failed to pay an indebtedness of $60 thousand, together with interest. Plaintiffs have requested compensatory and consequential damages "in a sum to be established according to proof"; the principal sum of $60 thousand and attorneys' fees; the "reasonable value of services rendered in the minimum sum of $60 thousand with the precise amount to be established according to proof at the time of trial"; a decree compelling the Company to disgorge "ill-gotten gains"; reasonable attorneys' fees and costs of suit, interest at the maximum permitted rate and such other relief as the Court deems just and proper. The Company believes that the allegations are without merit. The parties settled the litigation, and the plaintiff was to receive an aggregate of $55 thousand in cash for its claims. The Company paid the initial $45 thousand of agreed upon payments on time. The May 15, 2002 payment due under the settlement agreement was tendered by the Company one day later than the due date called for in the settlement agreement. The Plaintiff refused acceptance of the payment and filed a motion for stipulated judgement in the amount of $70 thousand. On June 10, 2002, the Company tendered payment in the amounts of $5 thousand related to the May payment and $5 thousand for the June 2002 payment. The Plaintiff negotiated the May payment but refused to negotiate the June payment as it was marked final payment. The Plaintiff is currently pursuing the balance of the stipulated judgement which amounts to $20 thousand. The Company has begun verbal discussions with the other party regarding settling the remaining balance with a one-time discounted cash payment should the Company be successful in its efforts to procure the funds required to make such payment.

On May 22, 2002, the Company was named in an action, styled International Cancer Alliance For Research and Education a.k.a. International Cancer Alliance vs. Worldwide Medical Corporation; and DOES 1-100, inclusive, Orange County Superior Court, Case Number 02CC066662. Plaintiff's complaint is for breach of contract, open book account, unjust enrichment, specific performance, accounting, injunctive relief and declaratory relief. Plaintiff alleges that the Company breached its contract and failed to pay plaintiff amounts equal to $0.50 per colorectal screening test kit sold by the Company commencing August 6, 1988. Plaintiff seeks general compensatory and consequential damages in a sum to be established according to proof. The Company filed an answer to the complaint on June 28, 2002, in which the Company denied all the allegations contained therein.

On May 22, 2002, the Company was named in an action, styled James Diederich vs. Worldwide Medical Corporation; and Does 1-100, inclusive, Orange County Superior Court, Case Number 02CC06663. Plaintiff's complaint is for breach of contract (failure to pay commissions), breach of contract (failure to tender stock), quantum meruit, unjust enrichment, specific performance and accounting. Plaintiff alleges that the Company failed to compensate him for services provided and seeks monetary damages in the minimum principal amount of $350,000 and 145,000 shares of the Company's common stock. The Company filed an answer to the complaint on July 3, 2002, in which the Company denied all of the allegations contained therein.

     Supplier Settlement - Related Party

As of August 16, 2002, the approximate balance owing on this note is $476,000. The Company has not made any payments on the note since the first quarter of 2002. Management has obtained verbal consent from a representative of PBM to suspend all payments until September 2002. Management is currently working on formalizing this agreement.

     Amendment to Customer Settlement

In June 2001, the Company settled a claim with a customer wherein the Company agreed to pay certain amounts followed by periodic payments over approximately two years. Since then, the Company has been unable to make the agreed payments as scheduled, and at December 31, 2001, the Company owed the customer $350,000. As a result, in April 2002, the Company and the customer agreed to modify the payment terms of the original agreement to provide for a one time estimated interest charge and the issuance of default warrants if the Company fails to make any of the required monthly payments. The modification requires the Company to pay $50,000 on May 15, 2002, and the $12,500 per month starting May 1, 2002 until $317,500 has been paid. Each warrant will not reduce the amount owed by the Company and expires two years after the date of issuance. These default warrants are exercisable at 75% of the average closing share price of the Company's common stock 10 days prior to the due date of the monthly payment in respect to which the Company is in default. In addition, the Company agreed to replace the stipulated judgment documentation with such other substitute documentation to permit the customer to seek and obtain from the court a judgment for $467,500 (which includes a $100,000 default penalty) less any payments made by the Company. The company has paid the May and June 2002 payments, but has not yet remitted the July and August 2002 payments in the amount of $12,500 each. Further, the May 2002 payment was late which required the Company to issue default warrants. The Company will also be required to issue default warrants related to the July and August payments (total warrants for May, July and August are approximately 142,500 shares at an average exercise price of $0.275 per share). The Company has reached a verbal agreement with the customer to settle the entire amount outstanding with a one-time discounted cash payment and the issuance of shares of the Company's restricted common stock. The Company and the customer are currently formalizing this agreement which is contingent on the Company's ability to procure the required funds to make the lump-sum payment.

     Investment

On April 3, 2002, the Company purchased the remaining 50% of Spectrum's equity from Drs. Rojas and Moretti. The Company gave 50,000 shares of its common stock with an estimated fair market value of $20,000 and forgave $57,940 due from an entity owned by Dr. Moretti through which she held her ownership of Spectrum. As a result, Spectrum is a wholly owned subsidiary of the Company.

                          WORLDWIDE MEDICAL CORPORATION
                           CONSOLIDATED BALANCE SHEET
                               AS OF JUNE 30, 2001


                                     ASSETS

                                                                         2001
                                                                      ----------

Current assets:
    Cash                                                              $      612
    Accounts receivable - trade, net of allowance for
        doubtful accounts of $7,118 and $4,972 at June 30,
        2001 and 2000, respectively                                      279,407
    Inventories                                                          675,555
    Prepaids                                                              52,560
    Other receivables:
        Morris                                                            35,870
        Other                                                             50,440
                                                                      ----------
            Total current assets                                       1,094,444
Property and equipment, net                                              231,489
Intangible asset, net                                                       --
Other assets                                                              43,283
Investment in and advance to Spectrum Analaytics, Inc.                     7,391
                                                                      ----------
TOTAL ASSETS                                                          $1,376,607
                                                                      ==========


The accompanying notes are an integral part of the financial statements.

                          WORLDWIDE MEDICAL CORPORATION
                           CONSOLIDATED BALANCE SHEET
                      LIABILITIES AND SHAREHOLDERS' DEFICIT
                               AS OF JUNE 30, 2001

                                                                        2001
                                                                    -----------

Current liabilities:
    Accounts payable - trade                                        $   392,986
    Lines of credit - financial institutions                            222,417
    Accrued payroll and payroll taxes                                    59,956
    Accrued commissions - related party                                 114,575
    Accrued promotional and other expense                                99,672
    Accrued interest                                                     19,002
    Accrued litigation settlement                                       400,000
    Capital lease obligations, current portion                           19,770
    Notes payable, related parties                                      280,445

                                                                    -----------
            Total current liabilities                                 1,608,823
Notes payable, related parties net of current portion                   319,764
Capital lease obligations, net of current portion                        72,283
                                                                    -----------
TOTAL LIABILITIES                                                     2,000,870
                                                                    -----------
Commitments and contingencies


Shareholders' deficit:
    Common stock - par value  $0.01 per share, 30,000,000
        shares authorized, 12,107,701 and 8,412,524 shares
        issued and outstanding at June 30, 2001 and 2000,
        respectively)                                                   121,077
    Additional paid-in capital                                        4,017,059
    Accumulated  deficit                                             (4,702,217)
    Common stock receivable                                             (60,183)
                                                                    -----------
            Total shareholders' deficit                                (624,263)
                                                                    -----------
TOTAL LIABILITIES AND SHAREHOLDERS' DEFICIT                         $ 1,376,607
                                                                    ===========


The accompanying notes are an integral part of the financial statements.

                          WORLDWIDE MEDICAL CORPORATION
                      CONSOLIDATED STATEMENTS OF OPERATIONS
         FOR EACH OF THE SIX MONTH PERIODS ENDED JUNE 30, 2001 AND 2000


                                                         2001           2000
                                                     -----------    -----------

Gross revenue                                        $ 2,155,192    $   787,041
    Less: discounts, returns, and allowances            (387,667)       (10,462)
                                                     -----------    -----------
Net sales                                              1,767,525        776,579
Cost of sales                                            687,572        195,909
                                                     -----------    -----------
    Gross profit                                       1,079,953        580,670
                                                     -----------    -----------


Operating expenses:
    Selling, general and administrative                  663,270        800,098
    Professional fees                                    112,273        167,657
    Bad debt expense                                      13,882         20,304
    Depreciation and amortization                         33,863          9,942
    Litigation settlements                               161,011           --
    Loss from asset impairment                              --           23,860
                                                     -----------    -----------
        Total operating expenses                         984,299      1,021,861
                                                     -----------    -----------
Net income (loss) from operations                         95,655       (441,191)
                                                     -----------    -----------


Other income (expense):
    Interest income                                         --             --
    Interest expense                                     (26,184)       (17,933)
    Interest expense, related parties                    (28,816)          --
                                                     -----------    -----------
                                                         (55,000)       (17,933)
                                                     -----------    -----------
Equity in losses of Spectrum Analytics, Inc.            (117,339)          --
Net income (loss) from operations before
 extraordinary item and income taxes                     (76,684)      (459,125)
Provision (benefit) for income taxes                       1,127         (1,719)
                                                     -----------    -----------
Net income (loss) from operations after taxes            (77,811)      (457,406)
Extraordinary loss on settlement of debt net of
 allocable income taxes of $0                             61,511         (4,995)
                                                     -----------    -----------
NET INCOME (LOSS)                                    $   (16,300)   $  (462,401)
                                                     ===========    ===========
NET LOSS PER SHARE, BASIC AND DILUTED                $     (0.00)   $     (0.06)
                                                     ===========    ===========


The accompanying notes are an integral part of the financial statements.



                    WORLDWIDE MEDICAL CORPORATION CONSOLIDATED STATEMENTS OF SHAREHOLDERS' DEFICIT
           (UNAUDITED) FOR THE YEAR ENDED DECEMBER 31, 2000 AND THE SIX MONTH PERIOD ENDED JUNE 30, 2001

                                                                    Additional                     Common
                                         Common        Common         Paid-in      Accumulated      Stock
                                         Shares         Stock         Capital        Deficit      Receivable        Total
                                      -----------    -----------    -----------    -----------    -----------    -----------

BALANCE, DECEMBER 31, 1999              8,524,428    $    85,245    $ 2,580,950    $(3,577,369)          --      $  (911,174)
 Common stock issued upon debt
  conversion                            3,195,177         31,951        766,842           --      $   (85,505)       713,288
 Beneficial conversion feature               --             --          205,647           --             --          205,647
 Warrants issued as additional
  interest on debt                           --             --          113,172           --             --          113,172
 Common stock issued for services         132,511          1,325         73,675           --             --           75,000
 Shares returned and canceled
  resulting from the settlement
  of litigation                           (11,904)          (119)           119           --             --             --
 Shares repurchased and cancelled         (32,511)          (325)       (11,675)          --             --          (12,000)
 Amortization of deferred
  compensation for services                  --             --           34,889           --             --           34,889
 Net loss                                    --             --             --       (1,108,548)          --       (1,108,548)
                                      -----------    -----------    -----------    -----------    -----------    -----------

BALANCE, DECEMBER 31, 2000             11,807,701        118,077      3,763,619     (4,685,917)       (85,505)      (889,726)
 Payments received for common stock
  receivable                                 --           25,322         25,322
 Warrants issued in settlement of
  litigation                                 --             --          157,440           --             --          157,440
 Stock issued in settlement of
  litigation                              300,000          3,000         96,000           --             --           99,000
 Net loss                                    --             --             --          (16,300)          --          (16,300)
                                      -----------    -----------    -----------    -----------    -----------    -----------
BALANCE, JUNE 30, 2001                 12,107,701    $   121,077    $ 4,017,059    $(4,702,217)   $   (60,183)   $  (624,263)
                                      ===========    ===========    ===========    ===========    ===========    ===========




The accompanying notes are an integral part of the financial statements.

                                      F-71

                          WORLDWIDE MEDICAL CORPORATION
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
         FOR EACH OF THE SIX MONTH PERIODS ENDED JUNE 30, 2001 AND 2000


                                                            2001        2000
                                                         ---------    ---------

Cash flows provided by (used in) operating activities:
    Net income (loss)                                    $ (16,300)   $(462,401)
    Adjustments to reconcile net income (loss) to net
      cash used in operating activities:
        Depreciation and amortization expense               33,863       15,358
        Uncollectible accounts receivable                     --       (223,145)

        Litigation settlement expense                      157,440         --
        Loss on disposal of equipment                         --          5,980
        Loss on asset impairment                              --         23,860
        Gain on settlement                                 (61,511)       4,995
        Stock warrants issued for services                    --          7,214

    Decrease (increase) in assets:
        Accounts receivable                                 (7,843)      24,708
        Inventories                                       (228,774)     132,868
        Inventories on consignment                          64,735         --
        Prepaid expense                                     34,171        5,000
        Other receivable                                    15,430         --
        Intangible asset                                      --         (7,362)
        Other assets                                       (22,949)       2,560
    Increase (decrease) in liabilities:
        Accounts payable                                   (69,541)      22,104
        Accounts payable, related party                       --        248,103
        Accrued promotional and other expenses             (59,918)     190,622
        Accrued payroll and payroll taxes                   14,006       45,890
        Accrued commissions - related party                 38,074       66,630
        Accrued interest, related parties                  (19,484)       3,000
        Accrued Interest                                    19,002         --
                                                         ---------    ---------
NET CASH USED IN OPERATING ACTIVITIES                       (2,488)     105,984
                                                         ---------    ---------


The accompanying notes are an integral part of the financial statements.

                          WORLDWIDE MEDICAL CORPORATION
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
         FOR EACH OF THE SIX MONTH PERIODS ENDED JUNE 30, 2001 AND 2000


                                                            2001         2000
                                                         ---------    ---------

Cash flows provided by (used in) investing activities:
    Purchase of property and equipment                   $ (15,666)   $  (1,544)
    Proceeds on disposition of property and equipment         --          4,095
    Investment in advances to Spectrum Analytics, Inc.    (124,730)        --
                                                         ---------    ---------
NET CASH USED IN INVESTING ACTIVITIES                     (140,366)       2,551
                                                         ---------    ---------
Cash flows provided by (used in) financing activities:
    Proceeds from lines of credit                          222,417       44,917
    Repayment of notes payable                                --        (35,000)
    Repayment on capital leases                             (8,253)        --
    Proceeds from common stock receivables                  25,322         --
    Proceeds from issuance of stock                           --         95,000
    Payments on notes payable                             (111,844)        --
                                                         ---------    ---------
NET CASH PROVIDED BY FINANCING ACTIVITIES                  127,642      104,917
                                                         ---------    ---------
NET INCREASE (DECREASE) IN CASH                            (15,212)     213,452
CASH AT BEGINNING OF PERIOD                                 15,824        8,458
                                                         ---------    ---------
CASH AT END OF PERIOD                                    $     612    $ 221,910
                                                         =========    =========


     Supplemental Disclosure of Cash Flow Information


Cash paid during the fiscal year for:
    Interest                                             $  24,564    $  17,933
    Income taxes                                         $   1,127    $     800


    Supplemental Schedule of Non-Cash Investing and Financing Activities


Conversion of convertible notes:
    Notes payable                                             --           --
    Accrued interest                                          --           --
    Common stock                                              --           --
    Additional paid-in capital                                --           --


Purchase of property and equipment:
    Property and equipment                               $  15,636    $   1,544



The accompanying notes are an integral part of the financial statements.

NOTE 1. DESCRIPTION OF BUSINESS

Worldwide Medical Corporation (the "Company") markets and distributes, principally in the United States, a family of easy-to-use, rapid screening products that provide preliminary results in four medical disciplines: (1) pregnancy and fertility, (2) infectious diseases, (3) sexually transmitted diseases, and (4) drugs of abuse.

The Company's products are subject to governmental regulation in the United States by the United States Food and Drug Administration ("FDA").

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Worldwide Medical Corporation (a Delaware corporation) (the "Company"), its wholly owned subsidiary Worldwide Medical Corporation (a California corporation), and the accounts of Spectrum Analytics, Inc. (a California corporation) ("Spectrum"). Spectrum is wholly owned subsidiary of the Company.

     Recognition of Revenue

Revenues arise from sales to retailer and non-retailer customers. The Company grants to its retailer customers the right to return unsold products. In addition, retailer customers are not obligated to pay for products purchased until they are sold by the retailer. Accordingly, the products shipped to the retailer customers are recorded as consigned inventories. The Company recognizes revenue from retailer sales when the proceeds are received.

Revenue is recognized on non-retailer sales when products are shipped to the Company's customers. Provisions for discount and rebates to customers, estimated returns and allowances, and other adjustments are provided for in the same period the related revenues are recorded.

     Cash and Equivalents

The Company invests portions of its excess cash in highly liquid investments. Cash and equivalents include time deposits and commercial paper with original maturities of three months or less. The Company has no requirements for compensating balances. The Company maintains cash balances in bank accounts, which did not exceed the federally insured limits at June 30, 2001 and 2000.

     Inventories and Inventories on Consignment

Inventories are stated at the lower of cost or market. Cost is determined on an average cost basis. Substantially all inventory consists of finished goods held for sale. The Company's management monitors inventories for excess and obsolete items and makes necessary valuation corrections when such adjustments are required. Products shipped to certain retail establishments are recorded as consigned inventories until the revenues from retail sales are recognized.

     Property and Equipment

Property and equipment are recorded at cost and are depreciated using the straight-line method over an expected useful life of 3 to 5 years. Expenditures for normal maintenance and repairs are charged to income, and significant improvements are capitalized. Upon the sale or retirement of property and equipment, the accounts are relieved of the cost and the related accumulated depreciation with any resulting gain or loss included in the statement of operations.

     Intangible Assets

The intangible assets are amortized on a straight-line basis over a useful life of five years.

     Impairment of Long-Lived Assets

Long-lived assets held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The estimated undiscounted cash flows associated with the assets are compared to the carrying amounts to determine if a writedown to fair value is required. In fiscal 2000, management decided that the Company would no longer pursue utilization of its intangible assets, consisting of patent and patent application costs and recognized an impairment loss of $24,255, which is included in selling, general and administrative expenses.

     Accounting for Income Taxes

The Company accounts for income taxes under the liability method. Under the liability method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax basis of assets and liabilities. They are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company is required to adjust its deferred tax liabilities in the period when tax rates or the provisions of the income tax laws change. Valuation allowances are established to reduce deferred tax assets to the amounts expected to be realized.

     Debt Issued with Stock Purchase Warrants

Proceeds from debt issued with stock purchase warrants are allocated between the debt and the warrants based on their relative fair values. The value ascribed to the warrants, based on the Black-Scholes Option Pricing Model, is accounted for as a discount on the debt and amortized to interest expense over the term of the related debt using the effective interest method.

     Induced Conversion of Debt

The Company in certain instances will grant or modify conversion privileges of debt after its issuance. These grants or modifications take the form of new or reduced conversion prices of the debt that is convertible into the Company's common stock by the applicable debt holders. When the debt is converted into equity, the Company recognizes, as an expense, the fair value of the common stock issued at that time in excess of the fair value of the common stock issuable under the original terms.

     Stock-Based Compensation

Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation ("SFAS No. 123") established accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee and non-employee compensation plans. As permitted by SFAS No. 123, the Company has elected to account for stock-based employee compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB No. 25"). In accordance with APB No. 25, compensation cost for stock options is recognized as the excess, if any, of the market price of the Company's stock at the date of grant over the amount an employee must pay to acquire the stock. Generally, the exercise price for stock options granted to employees equals or exceeds the fair market value of the Company's common stock at the date of grant, thereby resulting in no recognition of compensation expense by the Company. Compensation cost is amortized over the requisite vesting periods. The Company accounts for stock-based compensation to non-employees in accordance with SFAS No. 123.

The Company has elected to continue to account for stock-based employee compensation using the intrinsic value method prescribed in APB No. 25 and related interpretations and to provide additional disclosures with respect to the pro forma effects of adoption had the Company recorded compensation expense as provided by SFAS No. 123.

     Research and Development Costs

Research and development costs are expensed when incurred and include costs for the production of device prototypes, validation specimens, and other design costs. Research and development costs incurred during the six months ended June 30, 2001 and 2000 was $40,000 for both periods.

     Advertising Costs

The Company expenses the production costs of advertising the first time the advertising program is used and upon payment to retailers for use in cooperative advertising.

     Loss Per Common Share

Basic and diluted loss per common share is computed by dividing loss available to common shareholders by the weighted average number of common shares outstanding during the period. Diluted loss per share does not consider the effect of potentially dilutive securities, as their inclusion would be anti-dilutive.

     Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Fair Value of Financial Instruments

The Company's financial instruments consist of cash, accounts receivable, other receivables, accounts payable, accrued expenses, capital lease obligations, and notes payable and are carried at cost. The Company's short-term financial instruments approximate fair value due to their relatively short maturities.

NOTE 3. NEW ACCOUNTING PRONOUNCEMENTS

In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, which established accounting and reporting standards for derivative instruments. This statement requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. In June 1999, the FASB issued SFAS No.137, Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133, which postponed the adoption date of SFAS No. 133. SFAS No. 133 is now effective for all fiscal years beginning after June 15, 2000. As such, the Company is not required to adopt the new statement until their year ending December 31, 2001. In June 2000, the FASB issued SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, which addressed a limited number of issues causing implementation difficulties encountered that apply to SFAS No. 133. The Company is currently evaluating the effect that implementation of the new standards will have on its results of operations and financial position. However, due to the Company's limited use of derivative instruments, adoption of SFAS No. 133 is not expected to have a significant effect on the Company's consolidated balance sheets, statements of operations, or statements of cash flows.

In June 2001, the FASB issued SFAS No. 141, Business Combinations, which addresses financial accounting and reporting for business combinations. SFAS No. 141 supercedes Accounting Principles Board ("APB") Opinion No. 16, Business Combination and amends or supercedes a number of interpretations of that opinion. It also amends SFAS No. 38, Accounting for Pre-acquisition Contingencies of Purchased Enterprises. SFAS No. 141 will apply to all business combinations initiated after June 30, 2001. However, the Company does not have any business combinations in process or planned as of the report date.

In June 2001, the FASB issued SFAS No. 142, Goodwill and Other Intangibles, which addresses financial accounting and reporting for goodwill and other intangible assets subsequent to their acquisition. SFAS No. 142 supercedes APB No. 17, Intangible Assets. Provisions of

SFAS No. 142 will be effective for all fiscal years beginning after December 15, 2001. As such, the Company is not required to adopt the new statement until the year ending December 31, 2002. The Company is currently evaluating the effect that implementation of the new standard will have on its results of operations and financial position. However, adoption of SFAS No. 142 is not expected to have a significant effect on the Company's consolidated balance sheets, statements of operations, or statements of cash flows.

NOTE 4. PROPERTY AND EQUIPMENT

Property and equipment at June 30, 2001 and 2000 consist of the following:

                                                2001          2000
                                              --------      --------

       Equipment                              $230,661      $124,701
       Office furniture and equipment          144,682        84,860
                                              --------      --------
       Leasehold improvements                   23,608            --
                                              --------      --------


                                               398,951       209,561
          Less: accumulated depreciation       167,462        98,493
                                              --------      --------


       PROPERTY AND EQUIPMENT, NET            $231,489      $111,068
                                              ========      ========

At June 30, 2001, property and equipment includes $105,497 of equipment recorded under capital leases. Depreciation expense was $33,863 and $9,942 for the six months June 30, 2001 and 2000. Depreciation expense for the six-month period ended June 30, 2001 includes $10,752 of depreciation for assets recorded under capital leases.

NOTE 5. INVESTMENT

The Company has a 50% interest in Spectrum Analytics, Inc. ("Spectrum"), a diagnostic testing laboratory, which has been accounted for on the equity method since its inception in January 2001. Spectrum's only customer to date has been the Company for which it has provided confirmatory testing for home drug tests. The Company received credit for approximately $40,000 of the pre-organization costs it incurred and contributed fixed assets with a book value of approximately $10,000 for its 50% interest, while Drs. Rojas and Moretti each as to 25% (the other 50% investors who are employees of Spectrum) contributed laboratory equipment with a fair value of $50,000. The Company advanced additional funds to Spectrum during the year while the other 50% investor was not obligated to nor did it provide additional financial support. Therefore, the Company's operations for the six months ended June 30, 2001 include a loss of $117,339, which represents 100% of the loss experienced by Spectrum for the period. The loss reduced the Company's investment in and advances to Spectrum to $7,391. The results of operations and financial position of the Company's equity basis investment in Spectrum at June 30, 2001 is summarized below. See also NOTE
18. SUBSEQUENT EVENTS.

Condensed statement of operations information:

Net sales (related party)                                             $  --
                                                                      =========
Net loss                                                              $(117,339)
                                                                      =========
Company's equity in net loss of Spectrum                              $(117,339)
                                                                      =========

Condensed balance sheet information:

Current assets                                                        $  10,155
Noncurrent assets                                                        47,676
                                                                      ---------
Total assets                                                          $  57,831
                                                                      =========
Current liabilities:
     Related party                                                    $ 124,292
     Other                                                                  --
                                                                      ---------
Total current liabilities                                               124,292
Deficit                                                                 (66,461)
                                                                      ---------
Total liabilities and deficit                                         $  57,831
                                                                      =========

Reconciliation of Spectrum Deficit to the Company's Investment

Spectrum deficit                                                      $ (66,461)
Less: Other 50% investors portion of the deficit                         33,230
                                                                      ---------
Company's portion of the Spectrum deficit                               (33,231)
Plus:
Company funds advances or expenses incurred on behalf of Spectrum       124,292
Less: Other 50% investors portion of the loss                           (58,670)
      Fifty percent of fixed asset contribution by
      other investor                                                    (25,000)
                                                                      ---------
COMPANY'S INVESTMENT IN SPECTRUM                                      $   7,391
                                                                      =========

NOTE 6. LINES OF CREDIT - FINANCIAL INSTITUTIONS

During 2001 and 2000, the Company established two $250,000 working capital lines of credit with separate financial institutions, which is collateralized by all of the Company's assets. One of the lines of credit has an initial maturity date of July 5, 2001 and has been renewed for an additional one-year term. Outstanding borrowings accrue interest at 10% per annum. As of June 30, 2001, $222,417 was outstanding. As of the filing of this registration statement, the principal balance owing on the line of credit is $330,000.

Subsequent to June 30, 2001, the Company entered into a Loan and Security Agreement with Camel Financial, Inc. ("Camel"), and a Subordination Agreement with Citadel and Camel. The Loan and Security Agreement provides up to $250,000 of advances against the Company's available accounts receivable. The Loan and Security Agreement expires on March 1, 2002, subject to automatic annual renewals, unless otherwise terminated in writing by either Camel or the Company not later than 30 days prior to the end of an annual term. For outstanding balances under $100,000, interest accrues at the rate of three percent per month; for outstanding balances in excess of $100,000, interest accrues at the rate of two and one-half percent per month; in no event shall the monthly interest be less than $2,500. The interest rate is subject to change by an amount equivalent to a change in the prime rate, as published in the Wall street Journal. As of July 19, 2002, our outstanding balance to Camel is approximately $20 thousand. In connection with the Loan and Security Agreement, Camel, Citadel, and the Company executed a Subordination Agreement, pursuant to which Citadel subordinated its first position security interest in the Company's assets to Camel.


NOTE 7. NOTES PAYABLE

Notes payable at June 30, 2001 and 2000 consist of the following:
                                                                                     2001         2000
                                                                                  ---------    ---------
   Uncollateralized - Related Party

   Note payable to a shareholder who is a director of the Company, with an interest rate of 9% per annum. The note matured in March 1996, has not been renewed or extended and is therefore treated as due on demand. The note and accrued interest is convertible at the option of the holder into shares of the Company's common stock at a conversion price of $.60 per share. The conversion feature is in effect as long as any portion of the
   note payable and the related accrued interest are unpaid.                      $  20,000    $  20,000
                                                                                  ---------    ---------


   Note payable, uncollateralized - related party                                    20,000       20,000
        Less: current maturity                                                      (20,000)     (20,000)
                                                                                  ---------    ---------
   LONG TERM PORTION OF NOTE PAYABLE, UNCOLLATERALIZED - RELATED PARTY                   --           --
                                                                                  =========    =========


   Uncollateralized - Other

                                                                                     2001         2000
                                                                                  ---------    ---------

   Note payable to a shareholder with an interest rate of 10% per annum. The note matured in April 2000, has not been renewed or extended and is therefore treated as due on demand. In connection with the note, the
   Company granted 25,000 warrants to purchase the Company's common stock at
   $1.00 per share, exercisable immediately and expiring on October 15, 2002 and recorded a discount of $17,000 on the note based on the fair value of the warrants. Discount of $9,917 was amortized to interest expense during
   2000. Paid in full.                                                                   --    $  50,000
                                                                                  ---------    ---------


   Note payable, uncollateralized - other                                                --       50,000
                                                                                  ---------
        Less: current maturity                                                           --      (50,000)
                                                                                  ---------    ---------
   LONG TERM PORTION OF NOTE PAYABLE, UNCOLLATERALIZED - OTHER                           --           --
                                                                                  =========    =========


   Maturities of notes payable for the years ended June 30,


        2001                                                                                      25,000
        2002 - 2005                                                                                   --


                                      F-79

Interest expense for the six-month periods ended June 30, 2001 and 2000 was $24,564 and $17,933, respectively.

During the second half of 2000, the Company issued convertible debentures for total proceeds of $798,794. The debentures were issued with one detachable warrant to purchase one share of the Company's common stock for each dollar raised and have an exercise price of $0.20. The warrants are immediately exercisable and expire one year from the date of issuance. The debentures bear interest at a rate of 12%, mature one year from issuance and are convertible into the Company's common stock at $0.25 per share. Proceeds from the borrowing were allocated between the debt and the warrants based on their relative fair values. A discount of $113,172 was recorded on the note, which has been recognized as interest expense on a yield basis over the life of the related debt. The debentures were determined to have a beneficial conversion feature with intrinsic values totaling $205,647, which was recorded as additional paid-in-capital and beneficial conversion expense. All the debentures were immediately converted and an aggregate of 3,195,177 shares were issued.

NOTE 8. CAPITALIZED LEASE OBLIGATIONS

The Company leases equipment under long-term non-cancellable capital leases.
Obligations under capital leases consist of the following:

                                                                   2001       2000
                                                                 --------   -------

   Capital lease with a finance company with an interest rate of 14.25% per annum, with monthly principal and interest
   payments of $2,043, maturing in September 2005                $ 75,693        --


   Capital lease with a finance company with an interest rate of 21.94% per annum, with monthly principal and interest
   payments of $681, maturing in October 2003                      16,900        --
                                                                 --------   -------


   TOTAL CAPITALIZED LEASE OBLIGATIONS                           $ 92,593        --
                                                                 ========   =======


Future minimum lease payments under capital leases at June 30, 2001 are as follows for the years ended June 30:

        2002                                                      $  32,688
        2003                                                         32,688
        2004                                                         27,240
        2005                                                         24,516
        2006 and thereafter                                          14,221
                                                                  ---------

        Total minimum lease payments                                131,353
              Less: amount representing interest at
                    the incremental borrowing rates                 (38,760)
                                                                  ---------

        Total value of minimum lease payments                        92,593
              Less: current portion                                 (19,770)
                                                                  ---------
        CAPITALIZED LEASE OBLIGATIONS NET OF CURRENT PORTION      $  72,823
                                                                  =========

NOTE 9. EXTRAORDINARY ITEM

During the six month period ended June 30, 2001, the Company settled certain payables with an aggregate balance of $106,992 for total cash payments of $45,481, resulting in a pre-tax gain of $61,511, or $0.0 per common share. There were no settlements during the six months ended June 30, 2000. The aggregate gain on the settlements is classified as an extraordinary item in the statement of operations.

NOTE 10. RELATED PARTY TRANSACTIONS

     Supplier

The Company entered into an exclusive distributor and supplier agreement with a company owned by a major shareholder and director. The agreement provides for the Company to act as an exclusive distributor in specified markets for certain diagnostic products produced by this related party. The agreement's initial term was for a period of five years, ending October 1999, and was to automatically renew for successive five-year terms unless terminated in accordance with the agreement. The agreement was prematurely terminated in 1998 and disputes arose between the Company and the supplier over the amounts owed and the payment thereof. In order to resolve the matter, in May 2001, the Company paid $25,000 and executed a convertible secured promissory note payable to the supplier in the amount of $631,513. The note is collateralized by all of the assets of the Company and 1,515,000 shares of its common stock. The note payable is non-interest bearing and requires weekly payments equal to certain specified amounts per unit sold for which payment was received during the week. The per unit payment amounts range from $0.25 effective January 1, 2001, and adjust every six months up to $1.00 starting July 1, 2003, and continue thereafter at this rate until the note is fully paid. If the Company ceases to sell Test Units (as defined), if during any three-month period annualized sales volume is less than $1,000,000, or if the note holder receives payments of less than $50,000, the note holder is entitled to exercise any of its rights as a secured creditor. In addition, the note requires the Company to make principal payments from the proceeds of any sale by the Company of its common stock. The amount of the required principal payment is equal to 15% of an adjusted per share price (as defined) up to $0.75 and 10% of an adjusted per share price of $0.75 and over. The note is convertible at the holder's discretion at any time in whole or in part into shares of the Company's common stock subject to the Company's right to prepay such amount otherwise to be converted. The conversion price is $0.40 per share subject to certain adjustments as specified arising from amount other things any stock splits, stock dividends, consolidations or mergers. The note also provides it shall be junior and subordinate only to not more than $300,000 of bank or other institutional indebtedness.

In connection with this agreement, the Company also issued warrants to the same major shareholder and director to purchase 165,000, 246,000 and 246,000 shares of the Company's common stock at exercise prices of $.20, $.30, and $.40, respectively, which expire on December 31, 2001, 2002, and 2003, respectively. The warrants have been recorded and an addition made to paid in capital and litigation settlement expense. Fair value of the warrants was determined using the Black Scholes Option Pricing Model.

In order to induce the Company to repay the note as quickly as possible, the Company agreed to escrow 300,000 shares of its common stock with its legal counsel to be released to the note holder in specified increments if the note is not fully paid within one year. To the extent the note is fully paid prior to the 18th, the 24th, the 30th months, or thereafter, the Company's attorney will release from escrow 75,000, 150,000 200,000 or 300,000 shares respectively, to the note holder. See also NOTE. 18 SUBSEQUENT EVENTS.

     Sales Agreement

The Company entered into an exclusive sales agreement with a company owned by a former director and previously partially owned by a current officer and director. The agreement includes a 15% commission on sales generated by the related party in North America. In April 2000, the commission rate was amended to 7.5%. The related party agreed to reimburse the Company for certain initial costs incurred in the establishment of account relationships. The initial term of the agreement was for one-year, ending May 1999, and has been annually renewed for successive one-year terms with the current expiration date in May 2002. For the six months ended June 30, 2001 and 2000, the related party sales commissions were $125,776 and $75,604, respectively.

NOTE 11. INCOME TAXES

The components of the provision for income taxes for the six months ended June 30, 2001 and 2000 are as follows:

                                          2001          2000
                                        -------       -------

       Current expense:
          Federal                            --            --
                                        -------       -------
          State                         $ 1,127       $(1,719)
                                        -------       -------
                                          1,127        (1,719)
                                        -------       -------
       Deferred benefit:
          Federal                            --            --
                                        -------       -------
          State                              --            --
                                        -------       -------
       TOTAL PROVISION                  $ 1,127       $(1,719)
                                        =======       =======

Significant components of the Company's deferred income tax assets and liabilities at June 30, 2001 are as follows:

                                                         2001
                                                     -----------

       Deferred income tax asset:
          Accrued expenses                           $      8,68
          Net operating losses                         1,472,162
          Other                                              272
                                                     -----------


       Net deferred income tax asset                   1,481,002
                                                     -----------
          Valuation allowance                         (1,471,004)
                                                     -----------


       Total deferred income tax asset                     9,998
                                                     -----------


       Deferred income tax liability:
          Depreciation                                    (9,998)
                                                     -----------


       NET DEFERRED INCOME TAX LIABILITY                      --
                                                     ===========


The Company has concluded that it is more likely than not that none of the net deferred income tax assets will be realized through future taxable earnings and has established a valuation allowance for them.

Income tax expense differs from the expected amount by applying the federal statutory rate as follows:

                                                 2001    2000
                                                 ----    -----

       Federal statutory rate                    34.0%   (34.0)%
       State income taxes                         0.1      0.1
       Nondeductible expense                     22.6      0.2
       Increase in valuation allowance          (56.6)    33.8
                                                 ----    -----
                                                  0.1%     0.1%
                                                 ====    =====


At June 30, 2001, the federal and state net operating loss carryforwards are $3,689,458 and $271,335, respectively. The federal and state net operating losses will begin to expire in 2010 and 2001, respectively.

NOTE 12. COMMITMENTS AND CONTINGENCIES

     Concentration of Suppliers

The Company made approximately 100% of its inventory purchases from four and three North American vendors in years ended June 30, 2001, June 30, 2000, respectively. One vendor accounted for 6% and 25% of the total accounts payable at June 30, 2001 and 2000, respectively. Although there are other suppliers of these materials, a change in suppliers could cause delays in the production process, which could ultimately affect operating results.

     Concentration of Credit Risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist primarily of trade accounts receivable. Exposure to losses on accounts receivable is principally dependent on the individual customer's financial condition, as credit sales are not collateralized. The Company monitors its exposure to credit losses and writes off those accounts receivable that it deems to be uncollectible. The Company had two customers that accounted for 74% and 56% of the Company's sales for the each of the six-month periods ended June 30, 2001 and 2000, respectively. One customer accounted for 86% and 19% of the accounts receivable balance at June 30, 2001 and 2000, respectively.

     Management's Plan

As shown in the accompanying financial statements as of June 30, 2001, the Company's current liabilities exceeded its current assets by $514,379, and its cash used by operations was $2,488. These factors raise substantial doubt about the Company's ability to continue as a going concern.

Management plans include completion of the Company's development program and attainment of profitable operations by achieving sufficient sales to support the Company's cost structure. The future sales growth is planned to be achieved through distributors selling to hospitals, laboratories, retail outlets and through the internet. The Company's sales decreased in the year ended 2000 primarily due to a reduction of sales to its retailers. Management plans include the continued focus on sales efforts with the retailers and other channels of distribution and cost reductions and development of the Company's own laboratory and laboratory testing business.

The Company has relied upon debt and equity funding from shareholders since inception. Additional equity is planned to be raised by private placement sales of common stock to new and existing stockholders in order to fund operations until the Company is consistently profitable. While management believes that such funding will be available, the ability to obtain and the adequacy of such funding, if any, is uncertain. Management has not determined the amount of funding necessary to support its sales at current levels or the amounts needed for increased sales. In addition, the Company is unable to assess the possible outcome and the effect on the Company's operations and cash flows from the litigation mentioned elsewhere herein. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

     Operating Leases

The Company rents its facility under an operating lease agreement, which extends through June 2005. The Company has the option to extend the lease for one three-year period at the then prevailing market rate.

Future minimum lease payments at June 30, 2001 are as follows:

        2002                                  $   130,258
        2003                                      134,703
                                              -----------
        2004                                      131,326
                                              -----------
        2005                                      106,864
                                               ----------
        2006                                           --
                                              -----------
        TOTAL MINIMUM LEASE PAYMENTS          $   503,151
                                              ===========


Rent expense was $56,339 and $47,968 for the six month periods ended June 30, 2001 and 2000, respectively.

     Co-operative Promotions

During 2000, the Company has commitments to provide an aggregate of $402,500 and $60,000 for co-operative promotions and advertising during 2001 and 2002, respectively, with its two largest customers.

     Employment Taxes

In its fiduciary capacity as employer, the Company has the primary responsibility for remitting both the employer and employee portions of payroll related taxes to the appropriate governmental agencies. During 1999 and 2000, the Company paid compensation of $119,440 and $127,866 to two of its officers; however, the Company did not withhold payroll related taxes approximating $30,000 and $32,000 for those officers, nor did it remit such amounts to the governmental authorities involved. As a result of not withholding employment taxes, and should the employees incur an income tax liability that results in a deficiency, the Company is contingently responsible for a certain portion of the amount due if the employees cannot or do not satisfy that liability for the taxes, penalties, and interest. The employer portion of the payroll related taxes has been recorded as a liability by the Company.

     Settlement of Dispute

During 1999, disputes arose between the Company and its then president over various matters including management of the Company, handling of FDA issues, and officer's advances. In February 2000, the Company removed its then president and in June, entered into a settlement agreement with him. The agreement provides, among other things, for the former president to release the Company from all amounts due him, issue a $310,000 interest-bearing note to the Company that is payable over seven years and the pledge of all his shares of the Company's common stock as collateral. The Company has concluded that income from the amounts due under the note should be recognized as payments are received. To date, payments of $10,000 payments have been received and the receivable has been reduced by approximately $16,000 for the reduction in the value of the shares held as collateral. The amount recorded as due from the former officer was $35,870 at June 30, 2001.

In July 2000, a customer filed a claim against the Company alleging that the Company owes the customer monies in the range of $500,000 to $600,000 for advertising expenses and returned goods. In September 2000, the Company filed a response denying the allegations. In June 2001, the parties entered into a settlement agreement for a total of $400,000 whereby the Company will pay the customer $50,000 immediately, an additional $50,000 within ninety days of the settlement date and then twenty four monthly payments beginning 120 days after the settlement date of $12,500 per month. In the event the Company defaults under the agreed upon terms, a stipulated judgment in the amount of $500,000 may be entered against the Company. The total settlement amount of $400,000 has been accrued at December 31, 2000. See also NOTE 18. SUBSEQUENT EVENTS.

     Legal Proceedings

In August 2000, a former chief financial officer of the Company filed suit against the Company alleging breach of employment contract, wrongful termination, failure to pay compensation when due and violation of the California Labor Code. In October 2000, the Company filed a response denying the allegations. There are no cost or expenses associated with this suit included in the Consolidated Financial Statements as of June 30, 2001. However, see NOTE 18. SUBSEQUENT EVENTS.

     Indemnification

As indicated in Note 17, Regulatory Matters, the FDA filed an administrative complaint against the Company and certain of its current and former officers. The complaint seeks penalties totaling $2,290,000 from these individuals. The Company's By laws contain indemnification provisions that in the event the FDA were to prevail in its administrative civil penalties action against these individuals, it might result in a reimbursement claim against the Company for the amounts incurred by these individuals in this matter. See also NOTE 18. SUBSEQUENT EVENTS.

NOTE 13. STOCK COMPENSATION PLAN

The Company currently has a formal stock compensation plan that provides for the granting of options to employees and consultants.

     Employees

The following summarizes information about stock options granted and outstanding at June 30, 2001.

                                                         Weighted
                                                         Average
                                                         Exercise
                                             Options      Price
                                             -------     --------

       OUTSTANDING AT DECEMBER 31, 2000      236,000      $ 1.00
          Granted
          Exercised                               --          --
          Cancelled                               --          --
                                             -------      ------
          Expired                                 --          --
                                             -------      ------
       OUTSTANDING AT JUNE 30, 2001          236,000      $ 1.00
                                             =======      ======


     Non-employees


The Company accounts for stock-based compensation awards to non-employees based upon fair values at the grant dates in accordance with SFAS No. 123. The consideration received for the granting of stock purchase warrants is based on the fair value of the goods or services received or the value of the warrants issued, whichever is more reliably measurable. The Black Scholes Option Pricing Model is used to determine the fair value of the warrants when the value of the services is based on the value of the warrants issued. The fair value of the warrants is amortized over the periods the Company receives the goods or services.

The weighted average fair value of the warrants granted during the year ended December 31, 1999 was $1.25. The following summarizes information about warrants granted to non-employees and outstanding at June 30, 2001 and the changes during the six-month period then ended.

The following table summarizes information about stock options outstanding and exercisable at June 30, 2000:

                    Stock Options Outstanding          Stock Options Exercisable
           -----------------------------------------   -------------------------
                           Weighted
                            Average         Weighted                   Weighted
Range of    Number of      Remaining        Average     Number of      Average
Exercise     Shares       Contractual       Exercise     Shares        Exercise
 Prices    Outstanding   Life In Years       Price     Exercisable      Price
--------   -----------   -------------      --------   -----------     --------

 $1.00       154,000          2.5            $0.65       154,000        $0.71
 $0.25        82,000          3.3            $0.09        61,500        $0.07

The Company has elected to follow APB Opinion No. 25, Accounting for Stock Issued to Employees, in accounting for its employee stock options. Accordingly, compensation expense is recognized in the Company's financial statements to the extent the exercise price of the Company's employee stock options is less than the market price of the Company's common stock on the date of grant. If under FASB No. 123 the Company determined compensation costs based on the fair value at the grant date for its stock options, net loss and loss per share would have been reduced to the following pro forma amounts for 2001 and there would have been no effect in 2000:

       Net loss:
             As reported                             $(16,300)
             Pro forma                               $ (3,280)
       Basic and diluted loss per share:
             As reported                             $   (0.0)
             Pro forma                               $   (0.0)


The weighted average estimated fair value of stock options granted during 2000 was $0.61 per share. No options were granted in 2001. These amounts were determined using the Black-Scholes option-pricing model, which values options based on the stock price at the grant date, the expected life of the option, the estimated volatility of the stock, the expected dividend payments, and the risk-free interest rate over the expected life of the option. The assumptions used in the Black-Scholes model were as follow for stock options granted in 2000:

         Risk-free interest rate                           4.58%
         Expected volatility of common stock               1.364
         Dividend yield                                      0
         Expected life of options                         3 years


The Black-Scholes options valuation model was developed for estimating the fair value of traded options that have no vesting restrictions and are fully transferable. Because option valuation models require the use of subjective assumptions, changes in these assumptions can materially affect the fair value of the options, and the Company's options do not have the characteristics of traded options, the option valuation models do not necessarily provide a reliable measure of the fair value of its options.

                                                             Weighted
                                                             Average
                                                             Exercise
                                                 Warrants     Price
                                                 -------     --------

       BALANCE AT DECEMBER 31, 2000              271,500      $0.90
          Granted                                     --         --
          Exercised                                   --         --
                                                 -------      -----
          Cancelled                                   --         --
                                                 -------      -----
          Expired                                     --         --
                                                 -------      -----
       BALANCE AT JUNE 30, 2001                  271,500      $0.90
                                                 =======      =====

Summary information about the 271,500 warrants outstanding at June 30, 2001 follows:

                                   Warrants Outstanding and Exercisable
                           -----------------------------------------------------
                                                                        Weighted
                                Weighted Average
           Range of             Number of         Average Remaining     Exercise
        Exercise Prices    Shares Outstanding     Contractual Life        Price
        ---------------    ------------------     ----------------      --------

        $0.30 to $0.60           150,000               2.9 years          $0.28
        $0.75 to $1.50           106,500               2.0 years          $0.51
             $2.00                15,000               1.0 years          $0.11
                                 -------                                  -----
                                 271,500               2.4 years          $0.90
                                 =======                                  =====

The fair value of the warrants granted during 1999 was estimated using the Black-Scholes Option Pricing Model with the weighted average assumptions below:

                                                       1999
                                                       ----

         Risk-free interest rate                       5.83%
         Expected dividend yield                         --
         Expected stock price volatility               1.58
         Expected life in years                        3.00


At June 30, 2001, the Company had outstanding warrants to purchase 1,776,294 shares of the Company's common stock, at prices ranging from $.20 to $2.00 per share. The warrants expire at various dates through 2003. At June 30, 2001, all the warrants were exercisable. At June 30, 2001, 1,776,294 shares of common stock were reserved for future issuance on exercise of these warrants.

NOTE 14. DISCLOSURES ABOUT FAIR VALUES OF FINANCIAL INSTRUMENTS

The estimated fair value amounts of all financial instruments on the Company's June 30, 2001 and 2000 balance sheet have been determined by using available market information and appropriate valuation methodologies. Fair value is described as the amount at which the instrument could be exchanged in a current transaction between informed willing parties, other than in a forced liquidation. However, considerable judgment is necessarily required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts. The Company does not have any off balance sheet financial instruments.

The following methods and assumptions were used by the Company in estimating fair value disclosures for the financial statements:

Cash and equivalents, accounts receivable, other receivables, accounts payable, capital lease obligations and notes payable amounts approximate fair value due to their short term maturities.

NOTE 15. LOSS PER COMMON SHARE

The computation of basic and diluted income (loss) per common share for each of the six-month periods ended June 30, 2001 and 2000 is as follows:

                                                                          2001            2000
                                                                      ------------    ------------
Basic income (loss) available to common shareholders (numerator):
   Income (loss) before extraordinary gain                            $    (77,811)   $   (457,406)
   Extraordinary gain (loss)                                                61,511          (4,995)
                                                                      ------------    ------------


Net basic income (loss) available to common shareholders              $    (16,300)   $   (462,401)
                                                                      ============    ============


Weighted-average shares outstanding - basic (denominator)               12,107,701       8,013,525
                                                                      ============    ============


Basic income (loss) per common share:
   Income (loss) before extraordinary gain                            $       (0.0)   $      (0.06)
   Extraordinary gain                                                          0.0            --
                                                                      ------------    ------------


BASIC NET INCOME (LOSS) PER COMMON SHARE                              $       (0.0)   $      (0.06)
                                                                      ============    ============



Diluted income (loss) available to common shareholders (numerator):
   Income (loss) before extraordinary gain                            $    (77,810)   $   (457,406)
   Effect of convertible debt                                                  900            --
                                                                      ------------    ------------


   Income (loss) before extraordinary gain                                 (76,910)       (457,406)
   Extraordinary gain (loss)                                                61,511          (4,995)
                                                                      ------------    ------------


Net diluted income (loss) available to common shareholders            $    (15,410)   $   (462,401)
                                                                      ============    ============


Weighted-average shares outstanding - basic (denominator)               12,107,701       8,013,525
                                                                      ============    ============


    Effect of dilutive securities:
      Stock options                                                         40,163            --
      Warrants                                                             759,368            --
      Convertible debt                                                      33,333            --
                                                                      ------------    ------------


Weighted-average shares outstanding - diluted (denominator)             12,940,565       8,013,525
                                                                      ============    ============


                                                                          2001            2000
                                                                      ------------    ------------

Diluted income (loss) before per common share:
   Income (loss) before extraordinary gain                            $       (0.0)   $      (0.06)
   Extraordinary gain                                                          0.0            --
                                                                      ------------    ------------
BASIC NET INCOME (LOSS) PER COMMON SHARE                              $       (0.0)   $      (0.06)
                                                                      ============    ============


The effect of the potentially dilutive securities listed below was not included in the computation of diluted loss per share, because to do so would have been anti-dilutive for the periods presented

Shares of common stock issuable under:
      Employee stock options                                               204,000         254,000
      Stock purchase warrants                                              256,500         421,500
                                                                      ------------    ------------
TOTAL SHARES RESERVED FOR FUTURE ISSUANCE                                  460,500         675,500
                                                                      ============    ============

                                      F-89

NOTE 16. COMMON STOCK TRANSACTIONS

     Common Stock Issued for Services

In 2000, the Company issued 100,000 shares of common stock for $25,000 for financial consulting services, and in 1999 issued 10,000 shares of common stock for marketing consulting services for $10,000. Both issuances were based on the fair value of the Company's common stock on the date of issuance.

     Common Stock Issued on Conversion of Debt

In 2000, the Company issued 3,195,177 shares of common stock upon conversion of notes payable amounting to $798,793. Of the proceeds, $85,505 was in the form of receivables, which are reflected as a reduction of shareholders' equity. Of the $85,505 of common stock receivables, $60,000 is due from an officer of the Company. In 1999, the Company issued 34,758 shares of common stock upon conversion of a debt and its related accrued interest amounting to $25,722.

     Settlement of Dispute

In 2000, a former marketing consultant for the Company claimed $50,000 was owed for services. The Company disputed the claim, but later agreed to issue 32,511 shares of common stock in full satisfaction of the $50,000 claim for such services to avoid litigation. The number of the shares issued was determined using the average fair value of the common stock for the period the disputed services claimed to have been provided. Months later, the former marketing consultant sold the 32,511 shares to the Company for cash payment of $12,000 and the shares were then canceled.

     Common Stock Issued as Settlement of Litigation

In January 1999, the Company entered into a transaction with an individual to sell 300,000 shares of its restricted common stock for $150,000 in connection with its 1999 private placement. Subsequently, disputes arose over the transaction. In an effort to avoid litigation, the Company agreed to increase the number of shares acquired to 428,571 for the consideration previously paid. However, in September 1999, the individual brought suit against the Company. The individual claimed that the shares issued were not according to the agreement. In October 2000, the Company entered into a settlement agreement with the individual. In this connection, the Company agreed to pay the individual $105,000, certificate the issuance to the individual of the 428,571 shares issued in the previous year, acknowledge the individual's desire to sell up to 328,571 of these shares to third parties provided the individual return to the Company any such shares not sold as of October 27, 2000. Of those 328,571 shares, the individual sold 316,667 shares and returned 11,904 to the Company for cancellation. Accordingly, the Company recognized a settlement expense of $105,000 in 2000.

     Common Stock Reserved for Future Issuances

At June 30, 2001 and 2000, the Company had reserved 2,045,627 and 708,833 authorized shares of common stock for the future exercise of stock options, stock purchase warrants, and debt conversion, respectively.

NOTE 17. REGULATORY MATTERS

In July 1999, the Company received a "Warning Letter" from the FDA, stating that the Company had failed to file a "510(k) Pre-Market Approval" submission for the "First Check - Home Drug Tests" and as such, their sale to the retail, consumer markets occurred without FDA clearance. The Company has responded to the FDA and engaged legal counsel to assist in resolving this matter through the administrative process.

The Company did not believe it violated any FDA laws or regulations. In an attempt to resolve this matter, the Company submitted its packaging and labeling instructions for consumers for FDA review, while reserving its position that there is no law requiring such submission. The Company made submissions of its four products to the FDA, in November and December 1999. In June 2000, the Company received notification from the FDA that all four product submissions were determined to be devices substantially equivalent to devices legally marketed under FDA's rules and regulations, and it could therefore market these subject to the FDA's general control provisions.

In February 2001, the FDA filed an administrative civil penalties action against the Company and certain of the Company's current and former officers. The administrative complaint that initiated the action seeks penalties in the amount of $1,000,000 from the Company and a total of $2,290,000 from the current and former officers. See also NOTE 18. SUBSEQUENT EVENTS.

NOTE 18. SUBSEQUENT EVENTS

     Legal Proceedings

On February 2, 2001, the Company, H. Thad Morris, Patti A. Evanoff, and Daniel
G. McGuire were named in an administrative complaint, styled In the Matter of Worldwide Medical Corporation, a corporation, and Daniel G. McGuire, H. Thad Morris, and Patti A. Evanoff, individuals, by the FDA, FDA Docket Number 01-H-0065. The FDA alleged that the Company, Mr. Morris, Ms. Evanoff, and Mr. McGuire committed 138, 82, 56, and 30 violations, respectively, of 21 U.S.C.
Section 331(a) of the Federal Food Drug and Cosmetic Act. The allegations relate to First Check test products that the Company shipped prior to receipt of 510(k) clearances from the FDA. The FDA sought to assess civil penalties of $15 thousand per alleged violation against the respondents. The Company responded on behalf of Ms. Evanoff, Mr. McGuire, and itself, and defended such parties vigorously. In April of 2002, a settlement was executed by all parties. None of the parties admitted liability or that any violations had occurred; however, as a matter of settlement only, the Company agreed to tender the sum of $150 thousand to the FDA on the following schedule:

- $50 thousand on or before 45 days after the filing of the Settlement Agreement with the Dockets Clerk of the FDA (filed on June 18, 2002), which payment date is expected to be in July of 2002;

- $50 thousand on or before the first anniversary of the filing of the Settlement Agreement with the Dockets Clerk of the FDA, which payment date is expected to be in June of 2003; and

- $50 thousand on or before the second anniversary of the filing of the Settlement Agreement with the Dockets Clerk of the FDA, which payment date is expected to be in June of 2004.

As of the date of this filing, the Company has not yet remitted the first $50 thousand payment due the later part of July.

Also, as a matter of settlement only, Mr. Morris agreed to tender the sum of $100 thousand to the FDA on the following schedule, which payments the Company has guaranteed:

- $20 thousand on or before the first anniversary of the filing of the Settlement Agreement with the Dockets Clerk of the FDA, which payment date is expected to be in June of 2004; and

- $80 thousand on or before the first anniversary of the filing of the Settlement Agreement with the Dockets Clerk of the FDA, which payment date is expected to be in June of 2005.

With the exception of the Company's initial payment, interest, on all unpaid payments of the Company and Mr. Morris, accrues at the rate equal to the weekly average one-year constant maturity treasury yield for the first calendar week preceding the date of the filing of the Settlement Agreement with the Dockets Clerk of the FDA. In the event that a payment is not timely made, the interest rate thereon doubles. The FDA has retained jurisdiction and would deduct any paid amounts from the amount it would be seeking if it were to decide to proceed with its administrative complaint. Neither Mr. McGuire nor Ms. Evanoff is obligated to tender any payments under the Settlement Agreement. Upon the FDA's receipt of all payments described above, the FDA will dismiss the administrative complaint with prejudice in its entirety against all respondents and will vacate the "Initial Decisions and Order of Default and Imposition of Civil Money Penalties Upon Respondent H. Thad Morris," which decision and order became final on April 26, 2001. As of August 16, 2002, the Company has not yet made its initial payment due the FDA in the amount of $50,000, although the amount is now due and owing.

On August 2, 2000, the Company was named in an action, styled Vivian Younger, an individual, vs. Worldwide Medical Corporation, a California corporation, and Does 1 - 20, Orange County Superior Court, Case Number 00CC09177. Plaintiff alleged that she was wrongfully terminated as the Company's chief financial officer in August of 1999. Plaintiff has requested monetary damages, costs, and such other relief as the Court deems just and proper. The Company believes that the allegations were without merit. The parties have settled the litigation and plaintiff will receive $184 thousand in cash and stock. As of the date of this filing, the Company has remitted the first payment under the terms of the settlement agreement in the amount of $6,750. The second and third payments and the first two scheduled monthly payments thereafter (an aggregate of $20,357.16), all of which are also now due, have not been remitted by the Company. The Company is currently in discussions with plaintiff regarding options for amending the settlement agreement, which may include a one-time discounted cash payment as payment in full should the Company succeed in procuring funds to make such payment.

On September 4, 2001, the Company was named in an action, styled Michael W. and Penny D. Niccole, Trustees of the Niccole Family Trust, Dated 11/13/95 vs. Worldwide Medical Corporation, a California corporation; and Does 1-25, inclusive, Orange County Superior Court, Case Number 01CC11335. Plaintiffs allege that the Company breached its contract in its sale of shares of its common stock to Plaintiffs or that the Company misrepresented the tradability of such shares. Plaintiffs have requested "monetary damages in an amount to be proven at trial, together with interest thereon at the rate of 10 percent per annum according to proof at trial," punitive and exemplary damages, reasonable costs and attorneys' fees, and such other relief as the Court deems just and proper. The Company believes that the allegations are without merit. The parties have settled the litigation and plaintiffs will receive an aggregate of $35 thousand is cash for their claims. Under the terms of the settlement, the Company is to remit an initial payment of $5,000 which is now due and has not yet been remitted by the Company.

On November 29, 2001, the Company was named in an action, styled Interactive Business Channel, Inc. vs. Worldwide Medical Corporation; and Does 1-50, inclusive, Orange County Superior Court, Case Number 01CC15277. Plaintiff's complaint is for breach of contract, account stated, open book account, and unjust enrichment. Plaintiffs allege that the Company breached its contract for promotional services and has failed to pay an indebtedness of $60 thousand, together with interest. Plaintiffs have requested compensatory and consequential damages "in a sum to be established according to proof"; the principal sum of $60 thousand and attorneys' fees; the "reasonable value of services rendered in the minimum sum of $60 thousand with the precise amount to be established according to proof at the time of trial"; a decree compelling the Company to disgorge "ill-gotten gains"; reasonable attorneys' fees and costs of suit, interest at the maximum permitted rate and such other relief as the Court deems just and proper. The Company believes that the allegations are without merit. The parties settled the litigation, and the plaintiff was to receive an aggregate of $55 thousand in cash for its claims. The Company paid the initial $45 thousand of agreed upon payments on time. The May 15, 2002 payment due under the settlement agreement was tendered by the Company one day later than the due date called for in the settlement agreement. The Plaintiff refused acceptance of the payment and filed a motion for stipulated judgement in the amount of $70 thousand. On June 10, 2002, the Company tendered payment in the amounts of $5 thousand related to the May payment and $5 thousand for the June 2002 payment. The Plaintiff negotiated the May payment but refused to negotiate the June payment as it was marked final payment. The Plaintiff is currently pursuing the balance of the stipulated judgement which amounts to $20 thousand. The Company has begun verbal discussions with the other party regarding settling the remaining balance with a one-time discounted cash payment should the Company be successful in its efforts to procure the funds required to make such payment.

On May 22, 2002, the Company was named in an action, styled International Cancer Alliance For Research and Education a.k.a. International Cancer Alliance vs. Worldwide Medical Corporation; and DOES 1-100, inclusive, Orange County Superior Court, Case Number 02CC066662. Plaintiff's complaint is for breach of contract, open book account, unjust enrichment, specific performance, accounting, injunctive relief and declaratory relief. Plaintiff alleges that the Company breached its contract and failed to pay plaintiff amounts equal to $0.50 per colorectal screening test kit sold by the Company commencing August 6, 1988. Plaintiff seeks general compensatory and consequential damages in a sum to be established according to proof. The Company filed an answer to the complaint on June 28, 2002, in which the Company denied all the allegations contained therein.

On May 22, 2002, the Company was named in an action, styled James Diederich vs. Worldwide Medical Corporation; and Does 1-100, inclusive, Orange County Superior Court, Case Number 02CC06663. Plaintiff's complaint is for breach of contract (failure to pay commissions), breach of contract (failure to tender stock), quantum meruit, unjust enrichment, specific performance and accounting. Plaintiff alleges that the Company failed to compensate him for services provided and seeks monetary damages in the minimum principal amount of $350,000 and 145,000 shares of the Company's common stock. The Company filed an answer to the complaint on July 3, 2002, in which the Company denied all of the allegations contained therein.

     Supplier Settlement - Related Party

As of August 16, 2002, the approximate balance owing on this note is $476,000. The Company has not made any payments on the note since the first quarter of 2002. Management has obtained verbal consent from a representative of PBM to suspend all payments until September 2002. Management is currently working on formalizing this agreement.

     Amendment to Customer Settlement

In June 2001, the Company settled a claim with a customer wherein the Company agreed to pay certain amounts followed by periodic payments over approximately two years. Since then, the Company has been unable to make the agreed payments as scheduled, and at December 31, 2001, the Company owed the customer $350,000. As a result, in April 2002, the Company and the customer agreed to modify the payment terms of the original agreement to provide for a one time estimated interest charge and the issuance of default warrants if the Company fails to make any of the required monthly payments. The modification requires the Company to pay $50,000 on May 15, 2002, and the $12,500 per month starting May 1, 2002 until $317,500 has been paid. Each warrant will not reduce the amount owed by the Company and expires two years after the date of issuance. These default warrants are exercisable at 75% of the average closing share price of the Company's common stock 10 days prior to the due date of the monthly payment in respect to which the Company is in default. In addition, the Company agreed to replace the stipulated judgment documentation with such other substitute documentation to permit the customer to seek and obtain from the court a judgment for $467,500 (which includes a $100,000 default penalty) less any payments made by the Company. The company has paid the May and June 2002 payments, but has not yet remitted the July and August 2002 payments in the amount of $12,500 each. Further, the May 2002 payment was late which required the Company to issue default warrants. The Company will also be required to issue default warrants related to the July and August payments (total warrants for May, July and August are approximately 142,500 shares at an average exercise price of $0.275 per share). The Company has reached a verbal agreement with the customer to settle the entire amount outstanding with a one-time discounted cash payment and the issuance of shares of the Company's restricted common stock. The Company and the customer are currently formalizing this agreement which is contingent on the Company's ability to procure the required funds to make the lump-sum payment.

     Investment

On April 3, 2002, the Company purchased the remaining 50% of Spectrum's equity from Drs. Rojas and Moretti. The Company gave 50,000 shares of its common stock with an estimated fair market value of $20,000 and forgave $57,940 due from an entity owned by Dr. Moretti through which she held her ownership of Spectrum. As a result, Spectrum is a wholly owned subsidiary of the Company.

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors
Worldwide Medical Corporation


We have audited the accompanying consolidated balance sheets of Worldwide Medical Corporation as of December 31, 2000 and 1999, and the related consolidated statements of operations, shareholders' deficit and cash flows for each of the two years in the period ended December 31, 2000. These CONSOLIDATED financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the CONSOLIDATED financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Worldwide Medical Corporation as of December 31, 2000 and 1999, and the results of its operations and cash flows for each of the two years in the period ended December 31, 2000 in conformity with auditing standards generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 12, Management's Plan, to the financial statements, the Company has suffered recurring losses from operations, has difficulties generating sufficient cash flow to meet its obligations and sustain its operations, and has a stockholders' capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in
Note 12. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Kelly & Company

Kelly & Company Newport Beach, California September 5, 2001


                          WORLDWIDE MEDICAL CORPORATION
                           CONSOLIDATED BALANCE SHEETS
                        AS OF DECEMBER 31, 2000 AND 1999

                                     ASSETS
                                                             2000           1999
                                                          -----------    -----------
Current assets:
    Cash                                                  $    15,824    $     8,458
    Accounts receivable - trade, net of allowance for
        doubtful accounts of $0 and $228,117 at
        December 31, 2000 and 1999, respectively              271,564        201,652
    Inventories                                               446,781        318,137
    Inventories on consignment                                 64,735        162,614
    Prepaid expenses                                            2,062          5,000
    Receivable from officer                                     7,807           --
    Other receivables:
        Note receivable from former officer (Note 12)          35,870         61,900
        Other                                                  30,000           --
                                                          -----------    -----------
            Total current assets                              874,643        757,761
Property and equipment, net                                   249,715        129,541
Intangible asset, net                                            --           21,914
Other assets                                                   23,838          7,036
                                                          -----------    -----------
TOTAL ASSETS                                              $ 1,148,196    $   916,252
                                                          ===========    ===========

                     LIABILITIES AND SHAREHOLDERS' DEFICIT


                                                              2000           1999
                                                          -----------    -----------

Current liabilities:
    Accounts payable, trade                               $   524,038    $   918,818
    Accounts payable, related party                           656,513        656,513
    Accrued payroll and payroll taxes                          45,950         76,144
    Accrued commissions, related party                         76,501         74,844
    Accrued promotional and other expenses                    159,590         29,400
    Accrued interest, related party                            19,484         11,624
    Accrued settlement                                        400,000           --
    Capital lease obligations, current portion                 17,736           --
    Notes payable                                              35,000         40,083
    Notes payable, related party                               20,000         20,000
                                                          -----------    -----------
            Total current liabilities                       1,954,812      1,827,426
Capital lease obligations, net of current portion              83,110           --
                                                          -----------    -----------
TOTAL LIABILITIES                                           2,037,922      1,827,426
                                                          -----------    -----------
Commitments and contingencies Shareholders' deficit:
    Common stock, par value $0.01 per share, 30,000,000
    shares authorized, 11,807,701 and 8,524,428 shares
    issued and outstanding at December 31, 2000 and
        1999, respectively                                    118,077         85,245
    Additional paid-in capital                              3,763,619      2,580,950
    Accumulated  deficit                                   (4,685,917)    (3,577,369)
    Common stock receivables:
        Common stock receivable - officer                     (60,000)          --
        Common stock receivable - others                      (25,505)          --
                                                          -----------    -----------
TOTAL SHAREHOLDERS' DEFICIT                                  (889,726)      (911,174)
                                                          -----------    -----------
TOTAL LIABILITIES AND SHAREHOLDERS' DEFICIT               $ 1,148,196    $   916,252
                                                          ===========    ===========


The accompanying notes are an integral part of the financial statements.

                                      F-95

                          WORLDWIDE MEDICAL CORPORATION
                      CONSOLIDATED STATEMENTS OF OPERATIONS
         FOR EACH OF THE TWO YEARS IN THE PERIOD ENDED DECEMBER 31, 2000


                                                        2000           1999
                                                     -----------    -----------

Gross sales                                          $ 2,528,225    $ 3,229,048
    Less: discounts, returns, and allowances            (256,368)       (83,243)
                                                     -----------    -----------
Net sales                                              2,271,857      3,145,805
Cost of sales                                            534,827      1,586,065
                                                     -----------    -----------
        Gross profit                                   1,737,030      1,559,740
                                                     -----------    -----------
Operating expenses:
    Selling, general and administrative                1,275,737      1,728,466
    Sales commissions, related party                     223,131        361,223
    Professional fees                                    360,701        217,318
    Bad debt expense                                     118,210        101,069
    Depreciation and amortization                         44,626         39,025
    Settlement expenses                                  505,000           --
    Loss from asset impairment                            24,255           --
                                                     -----------    -----------
        Total operating expenses                       2,551,660      2,447,101
                                                     -----------    -----------
            Loss from operations                        (814,630)      (887,361)
                                                     -----------    -----------
Other income (expense):
    Interest income                                         --            4,022
    Interest expense                                    (336,585)          --
    Interest expense, related parties                     (2,867)       (29,622)
                                                     -----------    -----------
                                                        (339,452)       (25,600)
                                                     -----------    -----------
Loss before provision for income taxes
  and extraordinary item                              (1,154,082)      (912,961)
    Provision for income taxes                              (800)          (800)
                                                     -----------    -----------
Loss before extraordinary item                        (1,154,882)      (913,761)
    Extraordinary gain on settlement of debt,
      net of tax effect of $0                             46,334           --
                                                     -----------    -----------
NET LOSS                                             $(1,108,548)   $  (913,761)
                                                     ===========    ===========
NET LOSS PER SHARE, BASIC AND DILUTED:
     LOSS BEFORE EXTRAORDINARY GAIN                  $     (0.12)   $     (0.11)
                                                     ===========    ===========
     EXTRAORDINARY GAIN ON SETTLEMENT OF DEBT, NET   $      0.01           --
                                                     ===========    ===========
     NET LOSS                                        $     (0.11)   $     (0.11)
                                                     ===========    ===========
        WEIGHTED AVERAGE NUMBER OF SHARES,
          BASIC AND DILUTED                            9,576,079      8,084,327
                                                     ===========    ===========


The accompanying notes are an integral part of the financial statements.



                          WORLDWIDE MEDICAL CORPORATION CONSOLIDATED STATEMENTS OF SHAREHOLDERS' DEFICIT
                                  FOR EACH OF THE TWO YEARS IN THE PERIOD ENDED DECEMBER 31, 2000



                                                                           Additional                     Common
                                                 Common        Common        Paid-in      Accumulated      Stock
                                                 Shares         Stock        Capital         Deficit    Receivables       Total
                                               -----------    ---------    -----------    -----------  ------------- --------------
BALANCE, DECEMBER 31, 1998                       7,120,860    $  71,209    $ 1,638,075    $(2,663,608)       --      $  (954,324)
 Common stock issued upon debt conversion           34,758          348         25,374           --          --           25,722
 Shares issued for services during the year         10,000          100          9,900           --          --           10,000
 Shares issued from private placement            1,308,810       13,088        717,787           --          --          730,875
 Shares issued upon the exercise of options         50,000          500         24,500           --          --           25,000
 Detachable warrants issued in connection
     with debt                                        --           --           37,000           --          --           37,000
 Amortization of deferred compensation for
     services                                         --           --           45,814           --          --           45,814
 Warrants issued for interest on debt                 --           --           82,500           --          --           82,500
 Net loss                                             --           --             --         (913,761)       --         (913,761)
                                               -----------    ---------    -----------    -----------    --------    -----------
BALANCE, DECEMBER 31, 1999                       8,524,428       85,245      2,580,950     (3,577,369)       --         (911,174)
 Common stock issued upon debt conversion        3,195,177       31,951        766,842           --      $(85,505)       713,288
 Common stock issued for services                  132,511        1,325         73,675           --          --           75,000
 Shares returned and canceled resulting from
     the settlement of litigation                  (11,904)        (119)           119           --          --             --
 Beneficial conversion feature                        --           --          205,647           --          --          205,647
 Detachable warrants issued in connection
     with convertible debentures                      --           --          113,172           --          --          113,172
 Shares repurchased and cancelled                  (32,511)        (325)       (11,675)          --          --          (12,000)
 Amortization of deferred compensation for
     services                                         --           --           34,889           --          --           34,889
 Net loss                                             --           --             --       (1,108,548)       --       (1,108,548)
                                               -----------    ---------    -----------    -----------    --------    -----------
BALANCE, DECEMBER 31, 2000                      11,807,701    $ 118,077    $ 3,763,619    $(4,685,917)   $(85,505)   $  (889,726)
                                               ===========    =========    ===========    ===========    ========    ===========





The accompanying notes are an integral part of the financial statements.

                                      F-97


                              WORLDWIDE MEDICAL CORPORATION
                          CONSOLIDATED STATEMENTS OF CASH FLOWS
             FOR EACH OF THE TWO YEARS IN THE PERIOD ENDED DECEMBER 31, 2000


                                                                  2000           1999
                                                              -----------    -----------

Cash flows provided by (used in) operating activities:
    Net loss                                                  $(1,108,548)   $  (913,761)
    Adjustments to reconcile net loss to net cash
     used in operating activities:
        Depreciation and amortization expense                      44,626         39,025
        Extraordinary gain on settlement of debt                  (46,334)          --
        Uncollectible accounts receivable                         118,210        101,069
        Interest expense arising from beneficial conversion
          features on the issuance of convertible debt            205,647           --
        Loss on disposal of equipment                               5,980           --
        Loss on asset impairment                                   24,255           --
        Gain on settlement                                           --          123,825
        Amortization of deferred compensation for services         34,889        128,313
        Amortization of debt discount                             123,089         27,083
        Common shares issued for services                          75,000         10,000
    Decrease (increase) in assets:
        Accounts receivable                                      (188,122)      (165,027)
        Inventories                                              (128,644)      (221,481)
        Inventories on consignment                                 97,879       (162,614)
        Prepaid expenses                                            2,938         (5,000)
        Receivable from officer                                    (7,807)
        Other receivables                                          (3,970)        (5,260)
        Intangible asset                                           (2,341)        (2,330)
        Other assets                                              (16,802)        (3,915)
    Increase (decrease) in liabilities:
        Accounts payable                                         (348,446)       534,253
        Accrued promotional and other expenses                    130,190         29,400
        Accrued payroll and payroll taxes                         (30,194)      (290,691)
        Accrued commissions, related party                          1,657         74,844
        Accrued interest, related party                             7,860          1,581
        Accrued litigation settlement                             400,000           --
                                                              -----------    -----------
NET CASH USED IN OPERATING ACTIVITIES                            (608,988)      (700,686)
                                                              -----------    -----------
Cash flows provided by (used in) investing activities:
    Purchase of property and equipment                            (69,378)       (93,379)
    Proceeds on disposition of property and equipment               4,095           --
                                                              -----------    -----------
NET CASH USED IN INVESTING ACTIVITIES                             (65,283)       (93,379)
                                                              -----------    -----------


The accompanying notes are an integral part of the financial statements.

                                      F-98

                          WORLDWIDE MEDICAL CORPORATION
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
         FOR EACH OF THE TWO YEARS IN THE PERIOD ENDED DECEMBER 31, 2000


                                                           2000         1999
                                                        ----------    ---------

Cash flows provided by used in financing activities:
    Proceeds from the issuance of notes payable               --      $ 100,000
    Payment on notes payable                             $ (15,000)     (75,400)
    Payment on capital leases                               (4,651)        --
    Proceeds from the exercise of stock options               --         25,000
    Shares repurchased                                     (12,000)        --
    Proceeds from the issuance of convertible debt         600,116      730,876
    Proceeds from the issuance of detachable warrants
      on convertible debt                                  113,172         --
                                                         ---------    ---------
NET CASH PROVIDED BY FINANCING ACTIVITIES                  681,637      780,476
                                                         ---------    ---------
NET INCREASE (DECREASE) IN CASH                              7,366      (13,589)
CASH AT BEGINNING OF PERIOD                                  8,458       22,047
CASH AT END OF PERIOD                                    $  15,824    $   8,458


     Supplemental Disclosure of Cash Flow Information


Cash paid during the fiscal year for:
    Interest                                             $   2,840    $     541
    Income taxes                                         $     800         --


    Supplemental Schedule of Non-Cash Investing and Financing Activities


Conversion of convertible notes:
    Notes payable                                        $ 798,793    $  25,000
    Accrued interest                                          --      $     722
    Common stock                                         $ (31,951)   $    (348)
    Additional paid-in capital                           $(766,842)   $ (25,374)


Purchase of property and equipment:
    Property and equipment                               $ 105,497         --


    Capital lease obligations                            $(105,497)        --


The accompanying notes are an integral part of the financial statements.

NOTE 1. DESCRIPTION OF BUSINESS

Worldwide Medical Corporation (the "Company") markets and distributes, principally in the United States, a family of easy-to-use, rapid screening products that provide preliminary results in four medical disciplines: (1) pregnancy and fertility, (2) infectious diseases, (3) sexually transmitted diseases, and (4) drugs of abuse.

The Company's products are subject to governmental regulation in the United States by the United States Food and Drug Administration ("FDA").

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Worldwide Medical Corporation (a Delaware corporation) (the "Company") and its wholly owned subsidiary Worldwide Medical Corporation (a California corporation). All significant intercompany transactions have been eliminated.

     Recognition of Revenue

Revenues arise from sales to retailer and non-retailer customers. The Company grants to its retailer customers the right to return unsold products. In addition, retailer customers are not obligated to pay for products purchased until the retailer customers sell them. Accordingly, the products shipped to the retailer customers are recorded as consigned inventories. The Company recognizes revenue from retailer sales when the proceeds are received.

Revenue is recognized on non-retailer sales when products are shipped to the Company's customers. Provisions for discount and rebates to customers, estimated returns and allowances, and other adjustments are provided for in the same period the related revenues are recorded.

     Cash and Equivalents

The Company invests portions of its excess cash in highly liquid investments. Cash and equivalents include time deposits and commercial paper with original maturities of three months or less. The Company has no requirements for compensating balances. The Company maintains cash balances in bank accounts, which did not exceed the federally insured limits at December 31, 2000 and 1999.

     Inventories and Inventories on Consignment

Inventories are stated at the lower of cost or market. Cost is determined on an average cost basis. Substantially all inventory consists of finished goods held for sale and raw materials. The Company's management monitors inventories for excess and obsolete items and makes necessary valuation corrections when such adjustments are required. Products shipped to certain retail establishments are recorded as consigned inventories until the revenues from retail sales are recognized.

     Property and Equipment

Property and equipment are recorded at cost and are depreciated using the straight-line method over an expected useful life of 3 to 5 years. Expenditures for normal maintenance and repairs are charged to income, and significant improvements are capitalized. Upon the sale or retirement of property and equipment, the accounts are relieved of the cost and the related accumulated depreciation with any resulting gain or loss included in the statement of operations.

     Intangible Assets

The intangible assets are amortized on a straight-line basis over a useful life of five years.

     Impairment of Long-Lived Assets

The Company periodically evaluates its long-lived assets for potential impairment. Whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, as demonstrated by the projected undiscounted cash flows associated with the assets compared to the carrying amounts, an impairment loss is recognized. In 2000, management determined that the Company would no longer pursue utilization of its intangible assets, consisting of patent and patent application costs and recognized an impairment loss of $24,255, which is included in selling, general, and administrative expenses. There was no impairment present at December 31, 1999.

     Accounting for Income Taxes

The Company accounts for income taxes under the liability method. Under the liability method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax basis of assets and liabilities. They are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company is required to adjust its deferred tax liabilities in the period when tax rates or the provisions of the income tax laws change. Valuation allowances are established to reduce deferred tax assets to the amounts expected to be realized.

     Debt Issued with Stock Purchase Warrants

Proceeds from debt issued with stock purchase warrants are allocated between the debt and the warrants based on their relative fair values. The value ascribed to the warrants, based on the Black-Scholes Option Pricing Model, is accounted for as a discount on the debt and amortized to interest expense over the term of the related debt using the effective interest method.

     Induced Conversion of Debt

The Company in certain instances will grant or modify conversion privileges of debt after its issuance. These grants or modifications take the form of new or reduced conversion prices of the debt that is convertible into the Company's common stock by the applicable debt holders. When the debt is converted into equity, the Company recognizes, as an expense, the fair value of the common stock issued at that time in excess of the fair value of the common stock issuable under the original terms.

     Stock-Based Compensation

Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation ("SFAS No. 123") established accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee and nonemployee compensation plans. As permitted by SFAS No. 123, the Company has elected to account for stock-based employee compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB No. 25"). In accordance with APB No. 25, compensation cost for stock options is recognized as the excess, if any, of the market price of the Company's stock at the date of grant over the amount an employee must pay to acquire the stock. Generally, the exercise price for stock options granted to employees equals or exceeds the fair market value of the Company's common stock at the date of grant, thereby resulting in no recognition of compensation expense by the Company. Compensation cost is amortized over the requisite vesting periods. The Company accounts for stock-based compensation to non-employees in accordance with SFAS No. 123.

The Company has elected to continue to account for stock-based employee compensation using the intrinsic value method prescribed in APB No. 25 and related interpretations and to provide additional disclosures with respect to the pro forma effects of adoption had the Company recorded compensation expense as provided by SFAS No. 123.

     Research and Development Costs

Research and development costs are expensed when incurred and include costs for the production of device prototypes, validation specimens, and other design costs. Research and development costs incurred during 2000 and 1999 were $72,337 and $83,994, respectively.

     Advertising Costs

The Company expenses the production costs of advertising the first time the advertising program is used.

     Loss Per Common Share

Basic and diluted loss per common share are computed by dividing loss available to common shareholders by the weighted average number of common shares outstanding during the period. Diluted loss per share does not consider the effect of potentially dilutive securities, as their inclusion would be anti-dilutive.

     Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Fair Value of Financial Instruments

The Company's financial instruments consist of cash, accounts receivable, other receivables, accounts payable, accrued expenses, capital lease obligations, and notes payable and are carried at cost. The Company's short-term financial instruments approximate fair value due to their relatively short maturities.

     Financial Statement Classification

Certain amounts within the 1999 financial statements have been reclassified in order to conform to the 2000 financial statement presentation. These reclassifications have no impact on previously reported results of operations.

NOTE 3. NEW ACCOUNTING PRONOUNCEMENTS

In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, which established accounting and reporting standards for derivative instruments. This statement requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. In June 1999, the FASB issued SFAS No.137, Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133, which postponed the adoption date of SFAS No. 133. SFAS No. 133 is now effective for all fiscal years beginning after June 15, 2000. As such, the Company is not required to adopt the new statement until their year ending December 31, 2001. In June 2000, the FASB issued SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, which addressed a limited number of issues causing implementation difficulties encountered that apply to SFAS No. 133. The Company is currently evaluating the effect that implementation of the new standards will have on its results of operations and financial position. However, due to the Company's limited use of derivative instruments, adoption of SFAS No. 133 is not expected to have a significant effect on the Company's consolidated balance sheets, statements of operations, or statements of cash flows.

In June 2001, the FASB issued SFAS No. 141, Business Combinations, which addresses financial accounting and reporting for business combinations. SFAS No. 141 supercedes Accounting Principles Board ("APB") Opinion No. 16, Business Combinations and amends or supercedes a number of interpretations of that opinion. It also amends SFAS No. 38, Accounting for Preacquisition Contingencies of Purchased Enterprises. SFAS No. 141 will apply to all business combinations initiated after June 30, 2001. However, the Company does not have any business combinations in process or planned as of the report date.

In June 2001, the FASB issued SFAS No. 142, Goodwill and Other Intangibles, which addresses financial accounting and reporting for goodwill and other intangible assets subsequent to their acquisition. SFAS No. 142 supercedes APB No. 17, Intangible Assets. Provisions of SFAS No. 142 will be effective for all fiscal years beginning after December 15, 2001. As such, the Company is not required to adopt the new statement until the year ending December 31, 2002. The Company is currently evaluating the effect that implementation of the new standard will have on its results of operations and financial position. However, adoption of SFAS No. 142 is not expected to have a significant effect on the Company's consolidated balance sheets, statements of operations, or statements of cash flows.

NOTE 4. PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2000 and 1999 consist of the following:

                                                2000          1999
                                              --------      --------

       Equipment                              $230,661      $136,128
       Office furniture and equipment          131,104        84,116
                                              --------      --------
       Leasehold improvements                   21,127         1,196
                                              --------      --------
                                               382,892       221,440
          Less: accumulated depreciation       133,177        91,899
                                              --------      --------
       PROPERTY AND EQUIPMENT, NET            $249,715      $129,541
                                              ========      ========


At December 31, 2000, property and equipment includes $105,497 of equipment recorded under capital leases.

Depreciation expense was $44,626 and $34,025 for the years ended December 31, 2000 and 1999. Depreciation expense for the years ended December 31, 2000, and 1999 includes $5,376 and $0 for assets recorded under capital leases.

Intangible assets consisted of a license agreement and a patent application fee totaling $29,671, of which $27,330 was acquired with the Company's common stock based on its fair value as of the date of acquisition. Accumulated amortization was $5,416 at December 31, 1999 and amortization expense was $5,000 for the year then ended. In 2000, the Company determined that they would no longer pursue the development and utilization of these assets. Accordingly, the Company expensed the remaining unamortized costs.

NOTE 5. LINE OF CREDIT

During 2000, the Company established a $250,000 working capital line of credit with a financial entity, which is collateralized by all of the Company's assets. The line of credit has an initial maturity date of July 5, 2001 and has been renewed for an additional one-year term. Outstanding borrowings accrue interest at 10% per annum. No amounts were outstanding at December 31, 2000.

NOTE 6. NOTES PAYABLE

Notes payable at December 31, 2000 and 1999 consist of the following:


                                                                                   2000           1999
                                                                                 --------       --------
   Uncollateralized - Related Party


   Note payable to a shareholder who is a director of the Company, with an interest rate of 9% per annum. The note matured in March 1996, has not been renewed or extended and is therefore treated as due on demand. The note and accrued interest is convertible at the option of the holder into shares of the Company's common stock at a conversion price of $.60 per share. The conversion feature is in effect as long as any portion of the
   note payable and the related accrued interest are unpaid.                     $ 20,000       $ 20,000


   Note payable, uncollateralized - related party                                  20,000         20,000
           Less: current maturity                                                 (20,000)       (20,000)
                                                                                 --------       --------
   LONG TERM PORTION OF NOTE PAYABLE, UNCOLLATERALIZED - RELATED PARTY                 --             --
                                                                                 ========       ========


   Uncollateralized - Other


   Note payable with an interest rate of 10% per annum. The note matured in
   April 2000, has not been renewed or extended and is therefore treated as due on demand. In connection with the note, the Company granted 25,000 warrants to purchase the Company's common stock at $1.00 per share, exercisable immediately and expiring on October 15, 2002 and recorded a discount of $17,000 on the note based on the fair value of the warrants.
   Discount of $9,917 and $7,083 was amortized to interest expense during
   2000 and 1999, respectively.                                                  $ 35,000       $ 40,083


   Note payable, uncollateralized - other                                          35,000         40,083
        Less: current maturity                                                    (35,000)       (40,083)
                                                                                 --------       --------
   LONG TERM PORTION OF NOTE PAYABLE, UNCOLLATERALIZED - OTHER                         --             --
                                                                                 ========       ========


   Maturities of notes payable for the years ended December 31,


        2001                                                                                    $ 55,000
        2002 - 2005                                                                             --------

                                     F-104

Interest expense during the years ended December 31, 2000 and 1999 was $339,452 and $29,622, respectively. Included in interest expense for the year ended December 31, 2000, is $205,647 arising from beneficial conversion features on convertible debt.

During 1999, the Company also borrowed $50,000 under a note payable due October 21, 1999, with an interest rate of 10% per annum. In connection with this borrowing, the Company issued the lender detachable warrants to purchase 25,000 shares of the Company's common stock at $1.50 per share. The warrants are exercisable at any time and expire September 30, 2002. The note was paid in full on September 24, 1999. Proceeds from the borrowing were allocated between the note and the warrants based on their relative fair values. A $20,000 discount on the note was recorded, which has been recognized as interest expense on a yield basis over the period the loan was outstanding.

During 2000, the Company issued convertible debenture for total proceeds of $798,793. The debentures were issued with one detachable warrant to purchase one share of the Company's common stock for each dollar raised and have an exercise price of $0.20. The warrants are immediately exercisable and expire one year from the date of issuance. The debentures bear an interest rate of 12%, and they mature one year from issuance and are convertible into the Company's common stock at $0.25 per share. Proceeds from the borrowing were allocated between the debt and the warrants based on their relative fair values. A discount of $113,172 was recorded on the note, which has been recognized as interest expense on a yield basis over the life of the related debt. The debentures were determined to have a beneficial conversion feature with intrinsic values totaling $205,647, which was recorded as debt discount and an increase in additional paid-in-capital. The corresponding discount was amortized to interest expense over the period from issuance of the notes to the date they became first convertible. All the debentures were convertible at any time and accordingly the total discount was charged to interest expense at the date of issuance. The debentures were immediately converted into the Company's common stock, and an aggregate of 3,195,177 shares were issued.


NOTE 7. CAPITALIZED LEASES

The Company leases equipment under long-term non-cancelable capital leases. Obligations under capital leases consist of the following:

                                                               2000        1999
                                                             ---------   -------

 Capital lease with a finance company with an interest
 rate of 14.25% per annum, with monthly principal and
 interest payments of $2,043, maturing in September 2005     $  83,716        --


 Capital lease with a finance company with an interest
 rate of 21.94% per annum, with monthly principal and
 interest payments of $681, maturing in October 2003            17,130        --
                                                             ---------   -------


 TOTAL CAPITAL LEASE OBLIGATIONS                             $ 100,846        --
                                                             =========   =======


Future minimum lease payments under capital leases at December 31, 2000 are as follows for the years ended December 31:

        2001                                                      $  32,688
        2002                                                         32,688
        2003                                                         31,326
        2004                                                         24,516
        2005                                                         18,387
                                                                  ---------
        Total minimum lease payments                                139,605
              Less: amount representing interest                    (38,759)
                                                                  ---------
        Total value of minimum lease payments                       100,846
              Less:  current portion                                (17,736)
                                                                  ---------
        CAPITAL LEASE OBLIGATIONS, NET OF CURRENT PORTION         $  83,110
                                                                  =========

NOTE 7. PROMOTIONAL COSTS

During the years ended December 31, 2000 and 1999, the Company incurred advertising and promotional costs of $447,052 and $790,502, respectively. In the year ended December 31, 1999, the Company retained a celebrity spokesperson, participated in co-op advertising with its national retailer customers, and utilized product brand advertising in the retail markets. In the year ended December 31, 2000, the Company terminated its product brand advertising, phased out the celebrity spokesperson, and limited co-op advertising to specific customers.

NOTE 8. EXTRAORDINARY ITEM

During 2000, the Company settled certain payables with an aggregate balance of $70,335 for total cash payments of $24,000, resulting in a gain of $46,335, or $0.01 per common share. The aggregate gain on the debt settlements is classified as an extraordinary item, net of tax effect, in the statement of operations.

NOTE 9.  RELATED PARTY TRANSACTIONS

     Supplier

The Company, in an earlier year, entered into an exclusive distributor and supplier agreement with a company owned by a major shareholder and director. The agreement provides for the Company to act as an exclusive distributor in specified markets for certain diagnostic products produced by this related party. The agreement's initial term was for a period of five years, which was to end in October 1999, and was to automatically renew for successive five-year terms unless terminated in accordance with the agreement. The agreement was prematurely terminated in 1998 and disputes arose between the Company and the supplier over the amounts owed and the payment thereof. To resolve the matter, in May 2001, the Company paid $25,000 and executed a convertible secured promissory note payable to the supplier in the amount of $631,513. The note is collateralized by all of the assets of the Company (with a net carrying amount of $1,148,196 at December 31, 2000) and 1,515,000 shares of its common stock presently unissued. The note payable is non-interest bearing and requires weekly payments equal to certain specified amounts per unit sold for which payment was received during the week. The per unit payment amounts range from $0.25 effective January 1, 2001, and adjust every six months up to $1.00 starting July 1, 2003, and continue thereafter at this rate until the note is fully paid. If the Company ceases to sell Test Units (as defined) ; when during any three-month period annualized sales volume is less than $1,000,000; or if the note holder receives payments during any three-month period of less than $50,000, the note holder is entitled to exercise any of its rights as a secured creditor. In addition, the terms of the note payable require the Company to make principal payments from the cash proceeds from the sale by the Company of its common stock. The amount of the required principal payments is equal to 15% of an adjusted per share price (as defined) up to $0.75 and 10% of an adjusted per share price of $0.75 and over. The note is convertible at the holder's discretion at any time in whole or in part into shares of the Company's common stock subject to the Company's right to prepay such amount otherwise to be converted. The conversion price is $0.40 per share subject to certain adjustments as specified arising from among other things any stock splits, stock dividends, consolidations or mergers. The note also provides it shall be junior and subordinate only to an amount not to exceed $300,000 of bank or other institutional indebtedness.

In connection with this agreement, the Company also issued warrants to the same major shareholder and director to purchase 164,000, 246,000 and 246,000 shares of the Company's common stock at exercise prices of $.20, $.30, and $.40, respectively, which expire on December 31, 2001, 2002, and 2003, respectively.

In order to induce the Company to repay the note as quickly as possible, the Company agreed to escrow 300,000 shares of its common stock presently unissued with its legal counsel to be released to the note holder in specified increments if the note is not fully paid within one year. To the extent the note is fully paid prior to the 18th, the 24th, the 30th months, and thereafter, the Company's attorney will cause the shares to be issued and released from this escrow at 75,000, 150,000, 200,000 or 300,000 shares respectively, to the note holder.

     Sales Agreement

The Company entered into an exclusive sales agreement with a company owned by a former director and previously partially owned by the current president. The agreement originally included a 15% commission on sales generated by the related party in North America. In April 2000, the current president terminated his relationship with the related party, and the commission rate was amended to 7.5%. The related party agreed to reimburse the Company for certain initial costs incurred in the establishment of customer account relationships. The initial term of the exclusive sales agreement was for one-year, ending May 1999, and it has been annually renewed for successive one-year terms with the current expiration date in May 2002. For the years ended December 31, 2000 and 1999, the related party sales commissions were $223,131 and $361,223, respectively.

NOTE 10. INCOME TAXES

The components of the provision for income taxes for the years ended December 31, 2000 and 1999 are as follows:

                                     2000      1999
                                     ----      ----

        Current expense:
           Federal                     --        --
                                     ----      ----
           State                     $800      $800
                                     ----      ----
                                      800       800
                                     ----      ----
        Deferred benefit:
           Federal                     --        --
                                     ----      ----
           State                       --        --
                                     ----      ----
        TOTAL PROVISION              $800      $800
                                     ====      ====


Significant components of the Company's deferred income tax assets and liabilities at December 31, 2000 and 1999 are as follows:

                                                    2000          1999
                                                -----------   -----------

       Deferred income tax asset:
          Accrued expenses                      $     8,568   $   130,346
          Net operating losses                    1,644,925     1,260,341
          Other                                         272           272
                                                -----------   -----------
       Total deferred income tax asset            1,653,765     1,390,687
          Valuation allowance                    (1,643,767)   (1,382,656)
                                                -----------   -----------
       Total deferred income tax asset                9,998         8,031
                                                -----------   -----------
       Deferred income tax liability:
          Depreciation                               (9,998)       (8,031)
                                                -----------   -----------
       Total deferred income tax liability           (9,998)       (8,031)
                                                -----------   -----------
       NET DEFERRED INCOME TAX LIABILITY                 --            --
                                                ===========   ===========


The Company has concluded that it is more likely than not that none of the net deferred income tax assets will be realized through future taxable earnings and has established a valuation allowance for them.

Income tax expense differs from the expected amount by applying the federal statutory rate as follows:

                                             2000        1999
                                             ----        ----

       Federal statutory rate               (34.0)%     (34.0)%
       State income taxes                     0.1         0.1
       Nondeductible expense                 10.0         0.2
       Increase in valuation allowance       24.0        33.8
                                             ----        ----
                                              0.1%        0.1%
                                             ====        ====


At December 31, 2000, the federal and state net operating loss carryforwards are $4,338,674 and $1,920,545, respectively. The federal and state net operating losses will begin to expire in 2010 and 2001, respectively.

NOTE 11. COMMITMENTS AND CONTINGENCIES

Concentration of Suppliers

The Company made approximately 89% and 100% of its inventory purchases from three North American vendors for the years ended December 31, 2000 and 1999, respectively. One vendor accounted for 22% and 32% of the total accounts payable at December 31, 2000 and 1999, respectively. Although there are other suppliers of these materials, a change in suppliers could cause delays in the production process, which could ultimately affect operating results.

Concentration of Customers and Credit Risk

The Company had two non-related customers, RiteAid Corporation and Eckerd Corporation, that accounted for 46% and 28%, respectively, of the Company's sales for the year ended December 31, 2000, and 18% and 17%, respectively, of the Company's sales for the year ended December 31, 1999. RiteAid Corporation accounted for 86% and 19% of the accounts receivable balance at December 31, 2000 and 1999, respectively.

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist primarily of trade accounts receivable. Exposure to losses on accounts receivable is principally dependent on the individual customer's financial condition, as credit sales are not collateralized. The Company monitors its exposure to credit losses and writes off those accounts receivable that it deems to be uncollectible.

     Management's Plan

As shown in the accompanying financial statements, the Company has incurred recurring losses from operations and as of December 31, 2000, the Company's current liabilities exceeded its current assets by $1,080,169, and its cash used by operations was $608,988.

These factors raise substantial doubt about the Company's ability to continue as a going concern.

Management plans include completion of the Company's product and customer development programs and attainment of profitable operations by achieving sufficient sales to support the Company's cost structure. The future sales growth is planned to be achieved through distributors selling to hospitals, laboratories, retail outlets and through the internet. The Company's sales decreased in the year ended December 31, 2000 primarily due to a reduction of sales to its retailer customers. Management plans include the continued focus on sales efforts with the retailer customers and expanding other channels of distribution, cost reductions, and the development of the Company's own laboratory and laboratory testing business.

The Company has relied upon debt and equity funding from shareholders since inception. As described in Note 10, Supplies, terms of a note payable created as part of the May 2001 settlement restricts the Company's ability to borrow from banks or other institutional lenders by granting subordination rights only on an amount not to exceed $300,000. Additional equity is planned to be raised by the sale of common stock to new and existing stockholders in order to fund operations until the Company is consistently profitable. While management believes that such funding will be available, the ability to obtain and the adequacy of such funding, if any, is uncertain. Management has not determined the amount of funding necessary to support its sales at current levels or the amounts needed for increased sales. In addition, the Company is unable to assess the possible outcome and the effect on the Company's operations and cash flows from the ongoing litigation and regulatory matters mentioned elsewhere herein. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

     Operating Leases

The Company rents its facility under an operating lease agreement, which extends through June 2005. The Company has the option to extend the lease for one three-year period at the then prevailing market rate.

Future minimum lease payments at December 31, 2000 are as follows:

        2001                                 $128,079
        2002                                  132,438
                                             --------
        2003                                  136,968
                                             --------
        2004                                  141,684
                                             --------
        2005                                   72,045
                                             --------
        TOTAL MINIMUM LEASE PAYMENTS         $611,214
                                             ========

Rent expense was $91,505 and $72,285 for the years ended December 31, 2000 and 1999, respectively.

     Co-operative Promotions and Advertising

During 2000, the Company entered into arrangements to provide an aggregate of $402,500 and $60,000 for co-operative promotions and advertising during 2001 and 2002, respectively, with its two largest customers.

     Employment Taxes

In its fiduciary capacity as employer, the Company has the primary responsibility for remitting both the employer and employee portions of payroll related taxes to the appropriate governmental agencies. During 1999 and 2000, the Company paid compensation of $119,440 and $127,866 to two of its officers; however, the Company did not withhold payroll related taxes approximating $30,000 and $32,000 for those officers, nor did it remit such amounts to the governmental authorities involved. As a result of not withholding employment taxes, and should the employees incur an income tax liability that results in a deficiency, the Company is contingently responsible for a certain portion of the amount due if the employees cannot or do not satisfy that liability for the taxes, penalties, and interest. The employer portion of the payroll related taxes has been recorded as a liability by the Company.

Settlement of Dispute

During 1999, disputes arose between the Company and its "then president" over various matters including management of the Company, handling of FDA issues, and officer's advances and the characterization of officer's compensation. In February 2000, the Company's "then president" resigned and in June, entered into a settlement agreement with the Company. The agreement provides, among other things, for the former president to release the Company from all claims against it and amounts due him, issue a $310,000 interest-bearing note to the Company that is payable over a seven year period and the pledge of all his shares of the Company's common stock as collateral for the note. Accordingly, the Company has recognized a settlement gain of $123,824 as of December 31, 1999 and concluded that income from the amounts due under the note should be recognized only as payments are received. The settlement gain has been recognized as a decrease in selling, general and administrative expenses. To date, payments of $10,000 have been received, and the note balance has decreased by approximately $16,000 to reflect the reduction in the fair value of the shares held as collateral. Amounts recorded as due from the former officer were $35,870 and $61,900 at December 31, 2000 and 1999, respectively.

Settlement of Litigation

In July 2000, a customer filed a claim against the Company alleging that the Company owed the customer monies in the range of $500,000 to $600,000 for advertising expenses and returned goods. In September 2000, the Company filed a response denying the allegations. In June 2001, the parties entered into a settlement agreement for a total amount of $400,000 whereby the Company paid the customer $50,000 immediately, an additional $50,000 within ninety days of the settlement date and then twenty-four monthly payments beginning 120 days after the settlement date of $12,500 per month. In the event the Company defaults under the agreed upon terms, a stipulated judgment in the amount of $500,000 may be entered against the Company. The settlement amount of $400,000 has been accrued at December 31, 2000.

     Litigation Outstanding

In August 2000, a former chief financial officer of the Company filed suit against the Company alleging breach of employment contract, wrongful termination, failure to pay compensation when due and various violations of the California Labor Code. In October 2000, the Company filed a response denying the allegations. Due to limited information and the uncertainties of litigation, the Company and its legal counsel are unable to assess the probable outcome of this litigation.

     Indemnification

As indicated in Note 18, Regulatory Matters, the FDA filed an administrative complaint against the Company and certain of its current and former officers. The complaint seeks penalties totaling $2,290,000 from these individuals. The Company's By Laws contain indemnification provisions that in the event the FDA were to prevail in its administrative civil penalties action against these individuals, it might result in a reimbursement claim against the Company for the amounts incurred by these individuals in this matter.

NOTE 12. STOCK COMPENSATION

The Company currently has a formal stock compensation plan that provides for the granting of options to employees and consultants.

     Employees

The following summarizes information about stock options granted and outstanding at December 31, 2000 and 1999, and changes during the years then ended:

                                                                 Weighted
                                                                 Average
                                                                 Exercise
                                                    Options       Price
                                                   --------      --------

       OUTSTANDING AT DECEMBER 31, 1998             304,000       $ 0.77
          Granted                                        --           --
                                                   --------       ------
          Exercised                                 (50,000)        0.50
          Cancelled                                      --           --
                                                   --------       ------
          Expired                                        --           --
                                                   --------       ------


       OUTSTANDING AT DECEMBER 31, 1999             254,000         0.82
                                                   ========       ======
          Granted                                    82,000          .25
          Exercised                                      --           --
                                                   --------       ------
          Cancelled                                      --           --
                                                   --------       ------
          Expired                                  (100,000)        0.50
                                                   --------       ------


       OUTSTANDING AT DECEMBER 31, 2000             236,000        $ .74
                                                   ========       ======


The following table summarizes information about stock options outstanding and exercisable at December 31, 2000:

                      Stock Options Outstanding       Stock Options Exercisable
           ----------------------------------------   -------------------------
                            Weighted
                             Average       Weighted                   Weighted
Range of    Number of       Remaining      Average       Number of    Average
Exercise      Shares       Contractual     Exercise       Shares      Exercise
 Prices    Outstanding    Life In Years      Price      Exercisable    Price
--------   -----------    -------------    --------     -----------   --------

  $1.00      154,000           2.5           $0.65        154,000       $0.71
  $0.25       82,000           3.3           $0.09         61,500       $0.07

The Company has elected to follow APB Opinion No. 25, Accounting for Stock Issued to Employees, in accounting for its employee stock options. Accordingly, compensation expense is recognized in the Company's financial statements to the extent the exercise price of the Company's employee stock options is less than the market price of the Company's common stock on the date of grant. If under FASB No. 123 the Company determined compensation costs based on the fair value at the grant date for its stock options, net loss and loss per share would have been reduced to the following pro forma amounts for 2000 and there would have been no effect in 1999:

        Net loss:
              As reported                                 $ (1,108,548)
              Pro forma                                   $ (1,130,893)
        Basic and diluted loss per share:
              As reported                                 $      (0.11)
              Pro forma                                   $      (0.12)


The weighted average estimated fair value of stock options granted during 2000 was $0.61 per share. No options were granted in 1999. These amounts were determined using the Black-Scholes option-pricing model, which values options based on the stock price at the grant date, the expected life of the option, the estimated volatility of the stock, the expected dividend payments, and the risk-free interest rate over the expected life of the option. The assumptions used in the Black-Scholes model were as follow for stock options granted in 2000:

        Risk-free interest rate                           4.58%
        Expected volatility of common stock               1.364
        Dividend yield                                      0
        Expected life of options                         3 years


The Black-Scholes options valuation model was developed for estimating the fair value of traded options that have no vesting restrictions and are fully transferable. Because option valuation models require the use of subjective assumptions, changes in these assumptions can materially affect the fair value of the options, and the Company's options do not have the characteristics of traded options, the option valuation models do not necessarily provide a reliable measure of the fair value of its options.

     Non-employees

The Company accounts for stock-based compensation awards to non-employees based upon fair values at the grant dates in accordance with SFAS No. 123. The consideration received for the granting of stock purchase warrants is based on the fair value of the goods or services received or the value of the warrants issued, whichever is more reliably measurable. The Black Scholes Option Pricing Model is used to determine the fair value of the warrants when the value of the services is based on the value of the warrants issued. The fair value of the warrants is amortized over the periods the Company receives the goods or services.

The weighted average fair value of the warrants granted during the year ended December 31, 1999 was $1.25. The following summarizes information about warrants granted to non-employees and outstanding at December 31, 2000 and 1999 and the changes during the years then ended.

                                                       Weighted
                                                       Average
                                                       Exercise
                                         Warrants        Price
                                         --------      --------

       BALANCE AT DECEMBER 31, 1998       309,000       $ 0.65
          Granted                          62,500         1.50
          Exercised                            --           --
                                         --------       ------
          Cancelled                            --           --
                                         --------       ------
          Expired                              --           --
                                         --------       ------


       BALANCE AT DECEMBER 31, 1999       371,500         0.79
                                         ========       ======
          Granted                              --           --
                                         --------       ------
          Exercised                            --           --
                                         --------       ------
          Cancelled                            --           --
                                         --------       ------
          Expired                        (100,000)        0.50
                                         --------       ------


       BALANCE AT DECEMBER 31, 2000       271,500       $ 0.90
                                         ========       ======

Summary information about the 271,500 warrants outstanding at December 31, 2000 follows:

                               Warrants Outstanding and Exercisable
                         --------------------------------------------------
                                                                  Weighted
                                                 Weighted         Average
          Range of           Number of       Average Remaining    Exercise
       Exercise Prices   Shares Outstanding   Contractual Life      Price
       ---------------   ------------------  -----------------    --------

       $0.30 to $0.60         150,000            2.9 years          $0.28
       $0.75 to $1.50         106,500            2.0 years          $0.51
            $2.00              15,000            1.0 years          $0.11
                              -------                               -----
                              271,500            2.4 years          $0.90
                              =======                               =====


The fair value of the warrants granted during 1999 was estimated using the Black-Scholes Option Pricing Model with the weighted average assumptions below and none were granted in 2000:

                                                         1999
                                                         ----

         Risk-free interest rate                         5.83%
         Expected dividend yield                           --
         Expected stock price volatility                 1.58
         Expected life in years                          3.00


In 1999, the Company granted 62,500 warrants to two individuals, as additional interest on past loans made to the Company, at an exercise price of $1.50 per share. The warrants were exercisable immediately and expire three years from the date of grant. The warrants were valued at their fair value, which totaled $82,500.

At December 31, 2000 and 1999, the Company had outstanding warrants to purchase 1,120,294 and 421,500 shares of the Company's common stock, respectively, at prices ranging from $.20 to $2.00 per share. The warrants expire at various dates through 2003. At December 31, 2000, all the warrants were exercisable. At December 31, 2000 and 1999, 1,120,294 and 421,500 shares of common stock, respectively, were reserved future issuance on exercise of these warrants. Subsequent to year ended December 31, 2000, the Company issued additional warrants to purchase 656,000 common shares (Note 10, Supplier).

NOTE 13. DISCLOSURES ABOUT FAIR VALUES OF FINANCIAL INSTRUMENTS

The estimated fair value amounts of all financial instruments on the Company's December 31, 2000 and 1999 balance sheet have been determined by using available market information and appropriate valuation methodologies. Fair value is described as the amount at which the instrument could be exchanged in a current transaction between informed willing parties, other than in a forced liquidation. However, considerable judgment is necessarily required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts. The Company does not have any off balance sheet financial instruments.

The Company in estimating fair value disclosures for the financial statements used the following methods and assumptions:

Cash and equivalents, accounts receivable, other receivables, accounts payable, accrued expenses, capital lease obligations and notes payable amounts approximate fair value due to their short term maturities.

NOTE 14. LOSS PER SHARE

The computation of basic and diluted loss per common share for the years ended December 31, 2000 and 1999 are as follows:

                                                          2000         1999
                                                      -----------   -----------

Loss available to common shareholders (numerator):
   Net loss before extraordinary gain                 $(1,154,082)  $  (913,761)
   Extraordinary gain                                      46,334            --
                                                      -----------   -----------


   Net loss available to common shareholders          $(1,108,548)  $  (913,761)
                                                      ===========   ===========


Weighted-average shares outstanding basic and
  diluted (denominator)                                 9,576,079     8,084,327


     Basic and diluted loss per common share:
        Net loss before extraordinary gain            $     (0.12)  $     (0.11)
        Extraordinary gain                                    .01            --
                                                      -----------   -----------


     BASIC AND DILUTED LOSS PER COMMON SHARE          $     (0.11)  $     (0.11)
                                                      ===========   ===========


The effect of the potentially dilutive securities listed below was not included in the computation of diluted loss per share, because to do so would have been anti-dilutive for the periods presented.

                                                         2000       1999
                                                      ---------  ---------

       Shares of common stock issuable under:
             Employee stock options                     236,000    254,000
             Stock purchase warrants                  1,120,294    421,500
                                                      ---------  ---------
       TOTAL SHARES RESERVED FOR FUTURE ISSUANCE      1,356,294    675,500
                                                      =========  =========


NOTE 15. COMMON STOCK TRANSACTIONS

Common Stock Issued on Conversion of Debt

In 2000, the Company issued 3,195,177 shares of common stock upon conversion of notes payable amounting to $798,793. Of the proceeds, $85,505 was in the form of receivables, which are reflected as a reduction of shareholders' equity. Of the $85,505 of common stock receivables, $60,000 is due from an officer of the Company. In 1999, the Company issued 34,758 shares of common stock upon conversion of a debt and its related accrued interest amounting to $25,722.

Common Stock Issued for Services

In 2000, the Company issued 100,000 shares of common stock for $25,000 for financial consulting services, and in 1999 issued 10,000 shares of common stock for marketing consulting services for $10,000. Both issuances were based on the fair value of the Company's common stock on the date of issuance.

In 2000, a former marketing consultant for the Company claimed $50,000 was owed for services. The Company disputed the claim, but later agreed to issue 32,511 shares of common stock in full satisfaction of the $50,000 claim for such services to avoid litigation. The number of the shares issued was determined using the average fair value of the common stock for the period the disputed services claimed to have been provided. Months later, the former marketing consultant sold the 32,511 shares to the Company for cash payment of $12,000 and the shares were then canceled.

Common Stock Issued in Private Placement

In 1999, the Company issued 1,308,810 shares of its common stock at an average price of $0.56 per share in a private placement offering.

Common Stock Issued upon Exercise of Options

In 1999, options for 50,000 shares of the Company's common stock were exercised at a price of $0.50 per common share.

Common Stock Issued as Settlement of Litigation

In January 1999, the Company entered into a transaction with an individual to sell 300,000 shares of its restricted common stock for $150,000 in connection with its 1999 private placement. Subsequently, disputes arose over the transaction. In an effort to avoid litigation, the Company agreed to increase the number of shares acquired to 428,571 for the consideration previously paid. However, in September 1999, the individual brought suit against the Company. The individual claimed that the shares issued were not according to the agreement. In October 2000, the Company entered into a settlement agreement with the individual. In this connection, the Company agreed to pay the individual $105,000, certificate the issuance to the individual of the 428,571 shares issued in the previous year, acknowledge the individual's desire to sell up to 328,571 of these shares to third parties provided the individual return to the Company any such shares not sold as of October 27, 2000. Of those 328,571 shares, the individual sold 316,667 shares and returned 11,904 to the Company for cancellation. Accordingly, the Company recognized a settlement expense of $105,000 in 2000.

Common Stock Reserved for Future Issuances

At December 31, 2000 and 1999, the Company had reserved 1,274,294 and 675,500 authorized shares of common stock for the future exercise of stock options, stock purchase warrants, and debt conversion, respectively.

NOTE 16. REGULATORY MATTERS

In July 1999, the Company received a "Warning Letter" from the FDA, stating that the Company had failed to file a "510(k) Pre-Market Approval" submission for the "First Check - Home Drug Tests" and as such, their sale to the retailers consumer markets occurred without FDA clearance.

The Company has responded to the FDA and engaged legal counsel to assist in resolving this matter through the federal agency's administrative process.

The Company did not believe it violated any FDA laws or regulations. In an attempt to resolve this matter, the Company submitted its packaging and labeling instructions for consumers for FDA review, while reserving its position that there is no law requiring such submission. The Company made submissions of its four products to the FDA, in November and December 1999. In June 2000, the Company received notification from the FDA that all four product submissions were determined to be devices substantially equivalent to other existing devices legally marketed under FDA's rules and regulations, and it could therefore only market these devices subject to the FDA's general control provisions.

In February 2001, the FDA filed an administrative civil penalties action against the Company and certain of the Company's current and former officers. The administrative complaint that initiated the action seeks penalties in the amount of $1,000,000 from the Company and a total of $2,290,000 from the current and former officers. The matter is currently in the document production phase, and at this time neither the Company nor its counsel is able to estimate if any of the potential civil penalties payment may result.

                                    PART III


ITEM 1. INDEX TO EXHIBITS.

        Exhibit 3.1*     Certificate of Incorporation of Era Oil Company, Inc.

        Exhibit 3.1a# Certificate of Amendment of Certificate of Incorporation of Era Oil Company, Inc.

        Exhibit 3.1b# Certificate of Amendment of Restated Certificate of Incorporation of Forum International Center, Inc.

        Exhibit 3.1c# Certificate of Amendment of Certificate of Incorporation of Forum International Center, Inc.

        Exhibit 3.2*     Amended Bylaws of the registrant

        Exhibit 3.2a* Amendments to Articles III, Sections 1 and 8 of the Amended Bylaws of the registrant

        Exhibit 10.1* Exclusive Marketing Rights Contract, dated August 9, 2000, by and between the registrant and Cyber Marketing Concepts, Inc.

        Exhibit 10.2* Brokerage Agreement, dated January 1, 2001, by and between the registrant and TKR Investments, Inc.

        Exhibit 10.3* Brokerage Agreement, dated June 1, 2001, by and between the registrant and Matt Cook

        Exhibit 10.4* Brokerage Agreement, dated April 1, 2001, by and between the registrant and Feldkamp Marketing

        Exhibit 10.5* Promissory Note, dated as of January 1, 2001, by the registrant in favor of Princeton BioMeditech Corporation

        Exhibit 10.6* Security Agreement, dated as of January 1, 2001, by and between the registrant and Princeton BioMeditech Corporation

        Exhibit 10.7* Escrow Agreement, dated as of January 1, 2001, by and between the registrant and Princeton BioMeditech Corporation

        Exhibit 10.8*    Collateral Agent Agreement, dated as of January
                         1, 2001, by and between the registrant and Princeton BioMeditech Corporation

        Exhibit 10.9* Warrant, dated January 1, 2001, of the registrant in favor of Jemo Kang

        Exhibit 10.10* Warrant, dated January 1, 2001, of the registrant in favor of Jemo Kang

        Exhibit 10.11* Warrant, dated January 1, 2001, of the registrant in favor of Jemo Kang

        Exhibit 10.12* Lease, dated June 13, 2000, by and between the registrant and Olen Commercial Realty Corporation

        Exhibit 10.13* Employment Agreement, dated April 4, 2000, between the registrant and Daniel G. McGuire

        Exhibit 10.14* Line of Credit Agreement, dated July 6, 2000, between the registrant and Citadel Capital Management Corporation and Larry Osaki

        Exhibit 10.15*   Loan and Security Agreement, dated February 20,
                         2001, between the registrant and Camel Financial, Inc.

        Exhibit 10.16*   Subordination Agreement, dated February 20,
                         2001, in favor of Camel Financial, Inc., among the registrant, Citadel Capital Management Group, and Camel Financial, Inc.

        Exhibit 10.17* Promissory Note, dated September 6, 2001, by the registrant in favor of Citadel Capital Management Group

        Exhibit 21.1*    Subsidiaries of the Registrant

        Exhibit 23.1*    Consent of Independent Certified Public Accountant

----------
* Incorporated by reference from the registrant's Registration Statement on Form 10-SB, as filed with the Securities and Exchange Commission on October 23, 2001.

# Incorporated by reference from the registrant's Registration Statement on Form 10-SB/A, as filed with the Securities and Exchange Commission on January 7, 2001.


SIGNATURES


In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      WORLDWIDE MEDICAL CORPORATION


Date:   August 16, 2002               By: /S/ DANIEL G. MC GUIRE
                                           -------------------------------------
                                           Daniel G. McGuire, President, Chief
                                           Executive Officer, and Chairman of
                                           the Board of Directors


Date:   August 16, 2002               By: /S/ KEVIN J. GADAWSKI
                                           -------------------------------------
                                           Kevin J. Gadawski, Chief Operating
                                           Officer, Chief Financial Officer


                                       49